SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure:	Chapter 5 “Financial Situation and Results” of the Document de Référence 2004, as filed with the French “Autorité des Marchés Financiers”, containing:

•	Analysis of Financial Situation and Results

•	Consolidated Financial Statements of France Telecom

•	Additional required information concerning France Telecom

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Financial Report contains forward-looking statements about France Telecom (within the meaning of Section 27A of the U.S. Securities Act of 1933 or Section 21E of the U.S. Securities Exchange Act of 1934), including, without limitation, certain statements made in the sections entitled 1.1 Overview and 1.6.2 Implementation of IFRS (International Financial Reporting Standards) within the France Telecom Group. Forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “is expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

•	changes in the competitive and regulatory framework in which France Telecom operates, and in particular the effects of full competition in the European telecommunications industry;

•	fluctuations in telecommunications usage levels, including the number of access lines, traffic and customer growth;

•	competitive forces in liberalized markets, including pricing pressures, technological developments and France Telecom’s ability to retain market share in the face of competition from existing and new market entrants;

•	regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, customer access and international settlement arrangements, and the outcome of legal proceedings related to regulation;

•	the success and market acceptance of operating and financial initiatives (such as the “Ambition FT 2005” Plan (which includes the “TOP” and “TOP Line” programs)) as well as business and strategic initiatives based on the integrated operator business model, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives, and local conditions and obstacles;

•	the impact of regulatory or competitive developments on capital outlays and France Telecom’s ability to achieve cost savings and realize productivity improvements;

•	the effect and outcome of the roll out of UMTS networks and their performance;

•	the effect and outcome of the roll out of new technologies and services, in particular, broadband-related services;

•	the effects of mergers and consolidations within the telecommunications industry, the risks of completing acquisitions or divestitures and integrating acquired businesses and the costs associated with possible future acquisitions and planned dispositions;

•	the success of France Telecom’s domestic and international investments, joint ventures and strategic relationships;

•	uncertainties related to the award, the extension, or the temporary unavailability of, certain licenses, particularly in the area of wireless communications;

•	the availability, terms and deployment of capital, particularly in view of France Telecom’s debt refinancing needs;

•	changes in exchange rates;

•	changes in general economic and business conditions in the markets served by France Telecom and its affiliates;

•	risks related to information and communication technology systems generally;

•	risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability; and

•	other risks and uncertainties discussed in section 4.18 “Risk Factors” of the 2004 Document de Référence.

The forward-looking statements contained in this document speak only as of the date of this Financial Report and the 2004 Document de Référence and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This Financial Report constitutes Chapter 5

“Financial Situation and Results” of France Telecom’s 2004

Document de Référence

1. Analysis of the Financial Situation and Results

1.1 OVERVIEW

Evolution of the Group

The France Telecom Group, with its principal subsidiaries Orange, the TP Group (the Polish telecommunications operator TP S.A. and its subsidiaries), Equant and the PageJaunes Group, offers its consumers, business customers and other telecommunications operators, a broad selection of services ranging from fixed line and wireless telephony, data transmission, Internet and multimedia services and other value-added services. France Telecom currently serves 125 million customers worldwide.

In recent years, the European market for telecommunications has grown rapidly as a result of the culmination of a number of factors: the globalization of trade, the increasing consolidation of European markets, the rapid growth of wireless telephony, the advent and growth of the Internet and the development of data exchange.

Against this background and in an increasingly competitive environment, France Telecom pursued, from 1999 to 2002, a strategy for the development of new services and accelerated its international development through external growth with the goal of reaching critical mass in high growth markets on the European level, particularly in the wireless and Internet markets. These strategic investments could not, for the most part, be financed through equity, leading to a significant increase of France Telecom’s debt.

Following the launch of the “Ambition FT 2005” Plan at the end of 2002, the success of the plan in meeting the objectives of refinancing the Group’s debt and strengthening shareholders’ equity, as well as the positive results of the TOP Program (see section 1.2 The “Ambition FT 2005” Plan) in improving operations in 2003 and 2004, the Group gained greater freedom from its financial limitations and pursued significant debt reduction.

This has allowed the Group to fully dedicate itself to the development of its strategy as an integrated global operator, by anticipating changes in the telecommunications industry.

The telecommunications market is currently undergoing a transformation. Customers now possess a broad selection of communication tools with highly developed options for use, however offers made to customers remain fragmented. Indeed, the world of telecommunications continues to be divided into distinct networks and services (fixed line, wireless, Internet). The goal of a global operator such as France Telecom is to place the customers’ concerns at the forefront of its services, in order to offer an integrated universe of communication, regardless of the handset or network used. As an integrated operator, France Telecom’s objective is based on the convergence of fixed line, wireless and Internet services.

France Telecom possesses a full portfolio of activities (fixed line, wireless, Internet) which address all types of customers (consumers, small- and medium-sized businesses and multinational corporations) and uses (personal, home, professional) for most environments (home, office, travel, mobility). These activities provide the Group with optimal advantages to meet customer expectations and develop comprehensive offers of communication services.

This integrated operator strategy materialized at the end of 2003 and in 2004 following the acquisition of minority shareholder interests in Orange and Wanadoo, the integration of Wanadoo into France Telecom S.A., the implementation of a new organization for the Group pursuant to this strategy, and the sustained launch of new services. These include a new range of offers for residential services, acceleration of the roll-out of very high-speed Internet for businesses, the launches of the “Internet-Television Mutiservice” offer (television service through ADSL), “MaLigne Visio” (a service to provide video-conferencing capabilities on a regular telephone line), “Orange Intense” (the offer by Orange for third-generation services, which will enable Orange Intense subscribers to communicate by video-conference to subscribers of MaLigne Visio and Wanadoo Visio) and ADSL 2+ (very high speed Internet services up to 18 Mbit/s).

Furthermore, a significant change in France Telecom’s shareholders occurred in 2004. On September 7, 2004, the French State sold 10.85% of its shareholding in France Telecom, held directly, and indirectly through ERAP, a public industrial and commercial state entity. The sale was completed by means of a private placement on September 1, 2004 to qualified investors in France and institutional investors outside of France. At December 31, 2004, the French State held directly, or indirectly through ERAP, 42.24% of France Telecom’s share capital compared with 54.53% at December 31, 2003.

Business segments

In order to reflect the Group’s evolution and the structure of its operations among its various activities and subsidiaries, France Telecom has identified the following six business segments: “Orange”, “Wanadoo”, “Fixed Line, Distribution, Networks, Large Customers and Operators”, “Equant”, “TP Group” and “Other International”.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

France Telecom’s segments evolve to reflect changes in its activities and organization.

The information presented below relating to each of the segments is, unless otherwise stated, provided before deduction of intra-group transactions. In addition, changes shown below are calculated on the basis of information in thousands, despite being shown rounded in millions.

1.1.1 ACTIVITY AND OPERATING PROFITABILITY OF THE GROUP

1.1.1.1 Principal operating results

The following table sets forth France Telecom’s revenues, operating income before depreciation and amortization and before amortization of actuarial adjustments in France Telecom’s early retirement plan (“operating income before depreciation and amortization”), operating income and the measure of operating income before depreciation and amortization less CAPEX (investments in tangible and intangible assets excluding UMTS/GSM licenses) for the years ended December 31, 2004, 2003 and 2002.

Revenues, operating income, the measure of operating income before depreciation and amortization less CAPEX and changes in working capital requirements (trade) are management indicators which France Telecom uses to evaluate the operating performance of the Group and its divisions and on which it bases the performance reviews of Group executives and division managers. The measure of operating income before depreciation and amortization less CAPEX is calculated to permit better evaluation of the efforts of operating divisions on the basis of investments in tangible and intangible assets excluding non-recurring investments (UMTS/GSM licenses) and investments financed through capital leases (“investments in tangible and intangible assets excluding UMTS/GSM licenses” or “CAPEX”).

The following table sets forth the principal operating statistics for France Telecom for the years ended December 31, 2004 and 2003 (see Note 4 of the Notes to the Consolidated Financial Statements).

(€ millions)	Year ended December 31,				Variations
	2004	2003	2003	2002	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	historical	on a comparable basis (unaudited)	historical
Revenues	47,157	45,278	46,121	46,630	4.1%	2.2%

Operating income before depreciation and amortization(1)	18,261	16,998	17,303	14,917	7.4%	5.5%
Operating income before depreciation and amortization / revenues	38.7%	37.5	37.5%	32%

Operating income	10,824	9,632	9,554	6,808	12.4%	13.3%
Operating income / revenues	23.0%	21.3%	20.7%	14.6%

CAPEX(1)	5,127	4,972	5,086	7,441	3.1%	0.8%
CAPEX / revenues	10.9%	11.0%	11.0%	16.0%
UMTS/GSM licenses	8	0	0	134

Operating income before depreciation and amortization less CAPEX(1)	13,134	12,026	12,217	7,475	9.2%	7.5%

Average number of employees (full-time equivalent)	204,826	218,602	221,657	240,145	(6.3)%	(7.6)%
(1)	See section 1.6.5 “Glossary”.

■	Information on a historical basis

On a historical basis, France Telecom’s consolidated revenues reached €47.2 billion in 2004, an increase of 2.2% compared to 2003. The change in revenues on a historical basis reflects the growth of the Group’s activities in 2004, particularly in wireless

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

and Internet activities. The decline in revenues for fixed line telephony in France was largely contained in 2004, with the decrease limited to 0.4%. Conversely, the changes in the scope of consolidation affecting the Group’s revenues between 2003 and 2004 amounted to a decrease of €418 million following the sales of CTE Salvador on October 22, 2003, Orange Denmark on October 11, 2004, Menatel on September 25, 2004 and Casema on January 28, 2003. There were no significant additions to the scope of consolidation of France Telecom between 2003 and 2004. In addition, the negative effect of exchange rates on income amounted to €368 million, relating mainly to the US dollar, the zloty and the Egyptian pound, between the two periods.

Operating income before depreciation and amortization grew by 5.5% in one year reaching €18.3 billion in 2004. This growth was mainly the result of the strong increase in operating income before depreciation and amortization of wireless and domestic fixed line services in France. These beneficial effects were partially offset by the decrease of operating income before depreciation and amortization of other segments which were significantly affected by (i) withdrawals from the scope of consolidation, particularly in relation to international activities (mainly CTE Salvador), (ii) the reduced sales volume of Equant, which operates in a highly competitive market for global communication services for businesses and (iii) unfavorable exchange rate fluctuations for TP Group and Equant. The margin of operating income before depreciation and amortization increased 1.2 points from 37.5% in 2003 to 38.7% in 2004.

Operating income grew by 13.3%, reaching €10.8 billion, over the same period, amplifying the increase in operating income before depreciation and amortization, principally due to:

-	the decrease in depreciation and amortization of fixed line activities in France, as a result of the significant decrease in tangible and intangible assets excluding UMTS and GSM licenses prior to 2004;

-	the absence of amortization of the actuarial adjustments to the early retirement plan in 2004, pursuant to the application of Recommendation R-03-01 of April 1, 2003 of the, French National Accounting Council relating to accounting and evaluation methods for retirement packages and other personnel benefits. The Recommendation led to the qualification of early retirement plans for employees as compensation for departure plans, and the actuarial adjustments ( with respect to the early retirement plan) still to be amortized being deducted from shareholders’ equity (see Note 2 of the Notes to the Consolidated Financial Statements);

-	the positive impact of exchange rate fluctuations on depreciation and amortization, particularly in relation to Equant and TP Group; and

-	the positive impact of the sale of CTE Salvador, Orange Denmark, FIT Production and Wanadoo Editions on depreciation and amortization.

These factors fully offset the beginning of the depreciation of the UMTS licenses of Orange UK since March 1, 2004 (amounting to €272 million in 2004), and Orange France since April 1, 2004 (amounting to €27 million in 2004). Consequently, the margin of operating income over revenues increased by 2.3 points from 20.7% in 2003 to 23.0% in 2004.

The measure of operating income before depreciation and amortization less CAPEX increased by 7.5%, reaching €13.1 million as a result of growth in operating income before depreciation and amortization and the increase in investments in tangible and intangible assets excluding licenses being limited to 0.8% between 2003 and 2004.

■	Figures on a comparable basis

In order to provide a basis of comparison with the results for 2004, information on a comparable basis at constant exchange rates are set forth for 2003. To this end, the actual results of the financial year ended December 31, 2004 are retained, while the results for the corresponding period of the previous year have been adjusted to provide, for comparable periods, financial information with comparable scopes of consolidation and exchange rates. This is achieved by applying the scope of consolidation for 2004 and the average exchange rate used for the 2004 income statement to the 2003 financial results.

The changes in the scope of consolidation were due almost entirely to withdrawals, including in particular the following:

-	sale of Casema on January 28, 2003, with effect from January 1, 2003 on a comparable basis;

-	sale of Menatel on September 25, 2003, with effect from January 1, 2003 on a comparable basis;

-	sale of Wanadoo Editions on September 30, 2003, with effect from January 1, 2003 on a comparable basis;

-	sale of the indirect holding in CTE Salvador on October 22, 2003, with effect from January 1, 2003 on a comparable basis;

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	sale of FIT Production on April 24, 2004, with effect from April 1, 2003 on a comparable basis; and

-	sale of Orange Denmark on October 11, 2004, with effect from October 1, 2003 on a comparable basis.

The following table sets forth the transition of figures on a historical basis to figures on a comparable basis for the 2003 financial year.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees
2003 figures on a historical basis	46,121	17,303	9,554	5,086	12,217	221,657

CTE Salvador	(267)	(138)	(78)	(14)	(124)	(2,148)
Orange Denmark	(60)	(17)	0	(14)	(3)	(178)
Menatel	(39)	(9)	(4)	(2)	(7)	(297)
Casema	(20)	(7)	1	(2)	(5)	(127)
FIT Production	(17)	(16)	(1)	(9)	(7)	(8)
Wanadoo Editions	(4)	16	28	(9)	25	(65)
Other	(11)	4	6	(3)	7	(232)
Total changes in the scope of consolidation	(418)	(167)	(48)	(53)	(114)	(3,055)

Amortization of actuarial adjustments of the early retirement plan(2)	0	0	211	0	0	–
Rights to reductions(3)	(57)	(57)	(57)	0	(57)	–
Other(4)	0	0	(39)	0	0	–
Total other variations	(57)	(57)	115	0	(57)	–

Exchange rate fluctuations(5)	(368)	(81)	11	(61)	(20)	–

2003 figures on a comparable basis	45,278	16,998	9,632	4,972	12,026	218,602
(1)	Contributive figures.

(2)	Impact of €211 million from the amortization of actuarial adjustments of the early retirement plan (see section 2.1.4.2 Amortization of actuarial adjustments in the early retirement plan).

(3)	The €57 million expense relating to customer French loyalty programs, subject to entering into a new duration contract period granted by Orange, pursuant to the decision of October 13, 2004 of the Urgent Issues Taskforce relating to the accounting methods for price deduction and inkind benefits (products or services) granted by companies to their customers (see Note 2 of the Notes to the Consolidated Financial Statements). The impact on operating income for 2004 was a cost of €73 million.

(4)	Of which a negative impact on operating income, in the amount of €42 million from the consolidation of vehicles used in the context of receivables securitization programs (see Note 2 of the Notes to the Consolidated Financial Statements).

(5)	Impact of exchange rate fluctuations between the average exchange rate in 2003 and the average exchange rate in 2004.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The impact of exchange rate fluctuations on the calculation of figures on a comparable basis are as follows:

(€ millions)	Variations on a comparable basis (unaudited)
Currency		Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX
US Dollar	USD	(263)	(15)	45	(34)	19
Zloty	PLN	(119)	(53)	(25)	(25)	(28)
Pound (Sterling)	GBP	121	34	17	15	19
Pound (Egyptian)	EGP	(54)	(29)	(18)	(9)	(20)
Other currencies		(53)	(18)	(8)	(8)	(10)

Exchange rate fluctuations		(368)	(81)	11	(61)	(20)

On a comparable basis, revenues increased by 4.1% in 2004, due mainly to significant increases in wireless activities (notably internationally) and Internet activities and, to a lesser extent, the increase recorded for international activities and TP Group. The increase in revenues largely offsets the decrease in revenues from fixed line services in France, which only fell by 0.3% in 2004, compared with 2.4% in 2003 on a comparable basis.

Operating income before depreciation and amortization increased by 7.4% and operating income increased 12.4%, highlighting the Group’s improved operating profitability in 2004. This growth resulted mainly from increases in wireless activities, above all internationally, as well as the improvement of profitability for fixed line services in France.

Thus, by focusing on growth sectors and by improving its operating profitability, the Group increased its operating income before depreciation and amortization margin by over one point to 38.7% in 2004. Excluding commercial expenses1, the ratio increased by 2 points to 51.6% in 2004 (see section 1.1.2.2 “Results of the ‘TOP’ operational improvements program”. The margin of operating income to revenues increased by 1.7 points from 21.3% in 2003 to 23.0% in 2004.

The increase in operating income before depreciation and amortization fully offsets the increase of investments in tangible and intangible assets (which increased by 3.1%), and the measure of operating income before depreciation and amortization less CAPEX rose by 9.2% during the period.

1.1.1.2 Principal net income and financial debt figures

■	Evolution of Net Income

The following table sets forth the principal figures relating to net income for the France Telecom Group for the years ended December 31, 2004, 2003 and 2002.

(€ millions)	Year ended December 31,
	2004	2003	2002
		historical	historical
Operating income	10,824	9,554	6,808
Operating Income of Integrated Companies	7,459	5,365	2,687
Net Income from Integrated Companies	5,305	6,710	(12,809)
Net Income of Consolidated Group	3,002	3,728	(20,906)
Net Income	2,784	3,206	(20,736)

1	Commercial expenses: external expenditures relating to purchases of handsets, to distribution commissions and to advertising expenses. See Note 5 of the Notes to the Consolidated Financial Statements and section 1.6.5 “Glossary”.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Interest expense, net (not including interest expense for the perpetual bonds redeemable for shares (titres à durée indéterminée remboursables en actions or TDIRAs)) was €3,089 million in 2004, compared to €3,688 million a year earlier, an improvement of €599 million. This improvement was mainly due to the decrease of average net financial debt during 2004, which reduced interest expense by approximately €350 million. In addition, interest expense for the perpetual bonds redeemable for shares (TDIRAs) issued in connection with the MobilCom settlement was €308 million in 2004, compared with €277 million in 2003. This increase was due to the fact that in 2004, interest expense for the perpetual bonds redeemable for shares (TDIRAs) included in interest accrued during 2004 and the interest capitalized in 2003.

A net foreign exchange gain of €180 million was recorded in 2004, compared with a loss of €25 million in 2003, which resulted from the increase in value of the zloty compared to the euro (€126 million gain for TP Group), as well as from Orange Dominicana (€55 million gain) following the implementation during the second half of 2004 of the accounting guidelines for hyperinflation (see Note 2 of the Notes to the Consolidated Financial Statements).

Following the expense recorded for actuarial adjustments in France Telecom’s early retirement plan which was €148 million in 2004, compared with €199 million for 2003, operating income of integrated companies amounted to €7,459 million in 2004, compared to €5,365 million in 2003.

Other non-operating income amounted to €113 million in 2004, compared with an expense of €1,119 million for 2003. In 2004, this item included disposal gains and losses amounting to €644 million (mainly from STMicroelectronics, which contributed €241 million, and PagesJaunes following the listing of 36.93% of its share capital in July 2004 for €201 million net of expenses), in addition to a gain from results of €51 million and dividends of €25 million. During the second half of 2004, Equant’s short- and medium-term perspectives continued to decline compared to the first half, so a write-down of Equant’s tangible and intangible assets, on a pro rata basis in relation to net book value, was recorded in the amount of €483 million (€261 million for the group share). Other items included provisions for expenses and restructuring totaling €181 million, the payment of €51 million for the put option of TP SA shares from Kulczyk Holdings, expenses related to the exercise of Wanadoo purchasing coupons by France Telecom SA (which amounted to €44 million) a provision of €36 million for the depreciation of assets in the Ivory Coast, a sum excluding other provisions and writebacks, net of €295 million (see section 2.3.3 “Other non-operating income/(expense)”), and bond buyback losses with respect to Orange SA and its subsidiaries amounting to €28 million.

In 2003, other non-operating expenses amounted to €1,119 million. This item included disposal gains of €333 million, mainly related to sales of holdings of Telecom Argentina, CTE Salvador, Inmarsat, Sprint PCS, as well as real estate. Non-operating expenses mainly consisted of provisions and restructuring costs recorded by Orange and Equant, an adjustment of the provision for the Kulczyk put option, the depreciation of Noos, a cash payment for the perpetual bonds redeemable for shares, losses on the repurchases of France Telecom S.A. and Orange bonds, and expenses in connection with sales of receivables.

In 2004, the income tax liability amounted to €1,998 million, compared to a tax credit of €2,591 million a year earlier. In 2004, the France Telecom S.A. consolidated tax group was composed of the following entities: (i) Orange and its domestic subsidiaries, which were part of the Orange S.A. consolidated tax group before the public exchange offer (offre publique d’exchange) and (ii) subsidiaries belonging to the former Wanadoo S.A. consolidated tax group (excluding PagesJaunes and its domestic subsidiaries), with the merger of France Telecom S.A. and Wanadoo S.A. retroactive as of January 1, 2004. In 2004, the deferred income tax charge for the France Telecom consolidated tax group was composed of (i) the use of the Orange France tax loss carry forwards amounting to €1,056 million, (ii) the use of the tax loss carry forwards remaining from the former France Telecom consolidated tax group, amounting to €252 million, (iii) the loss of the Wanadoo S.A. and Wanadoo France tax loss carry forwards of €309 million, (iv) the release of provisions for impairment and discounting amounting to €1,038 million, and changes during the period of €281 million and (v) the impact of the change in the deferred tax rate on the tax loss carry forwards of Orange France and the former France Telecom consolidated tax group amounting to €230 million.

Employee profit-sharing amounted to an expense of €269 million in 2004, compared to an expense of €127 million in 2003.

Net income from integrated companies was €5,305 million in 2004, compared to €6,710 million for 2003.

For 2004, equity in net income from affiliates was not significant, amounting to a gain of €4 million, compared with a loss of €168 million for the previous year.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Goodwill amortization charges (excluding exceptional amortization) amounted to an expense of €1,788 million in 2004, as compared to an expense of €1,677 million in 2003. This increase was mainly due to goodwill amortization charges related to the repurchase of minority interests in Orange and Wanadoo in 2003 and 2004.

During the first half of 2004, a total impairment by way of an exceptional amortization of Equant’s goodwill was recorded, amounting to a total expense of €519 million (€519 million for the group share). The decline of revenues, in addition to the uncertainties that develop in difficult market and competition circumstances such as those seen during the first half of 2004, resulted in a reassessment of the company’s prospects. In addition, during the second half of 2004, its short- and medium-term prospects continued to decline, as a result, a write-down of Equant’s tangible and intangible assets (on a pro rata basis in relation to the net book value) was recorded in the amount of €483 million (€261 million for the group share).

In 2003, provisions for exceptional amortization amounted to a total expense of €1,137 million and were recorded mainly for Wanadoo UK (formerly Freeserve) (€447 million), BITCO/Orange TA Company Ltd. (€287 million), QDQ Media (€245 million) and Mauritius Telecom (€143 million).

Net income of the consolidated group was €3,002 million in 2004, compared to €3,728 million for 2003.

As a result of minority interests amounting to €218 million in 2004, compared to €522 million in 2003, the Group’s consolidated net income was €2,784 million in 2004, compared with €3,206 in 2003.

■	Evolution of Financial Debt

France Telecom’s net financial debt (gross borrowings net of cash and cash equivalents and marketable securities – see Note 16 of the Notes to the Consolidated Financial Statements and section 4.1 “Evolution of Net Financial Debt”) was €43,938 million at December 31, 2004, compared to €44,167 million a year earlier. The slight decrease of €0.2 billion compared to December 31, 2003 mainly reflects the positive impacts of:

-	the net cash generated by operating activities, less net cash used in investing activities excluding asset disposals[1] (“free cash flow”) generated during 2004, amounting to €2.9 billion (see section 1.4.4 “Liquidity and cash flows”). This was specifically offset in 2004 by (i) the acquisition, as part of the implementation of the integrated operator strategy, of all the minority interests of Wanadoo S.A. and the outstanding minority interests of Orange SA, a total of €2.8 billion (see section 2.1.6.3. “Financial Investments”) and (ii) the settlement of the Equant contingent value rights certificates (CVRs) for €2 billion (see Note 22 of the Notes to the Consolidated Financial Statements);

-	the proceeds of sales of asset disposals amounting to €2.7 billion, including in particular PagesJaunes, for €1.4 billion.

These favorable factors for the reduction of the level of indebtedness were partially offset in 2004 by:

-	the impact of the consolidation of Tele Invest and Tele Invest II, amounting to €2.3 billion, and the vehicles used in the context of receivables securitization programs amounting to €1.5 billion as a result of a modification of accounting practices (see Notes 2 and 16 of the Notes to the Consolidated Financial Statements);

-	the distribution of €0.7 billion to France Telecom S.A. shareholders in 2003;

-	the interest expense for the perpetual bonds redeemable for shares (titres à durée indéterminée remboursables en actions) of €0.3 billion and the negative impact of exchange rate fluctuations on debt amounting to €0.1 billion;

-	other miscellaneous expenses amounting to €0.5 billion.

The ratio of net financial debt to shareholders’ equity amounted to 2.80 at December 31, 2004, compared with 3.67 at December 31, 2003.

1	Free cash flow excluding asset disposals takes into account the investment of cash in short-term marketable securities (SICAV de trésorerie). See section 1.4.4 “Liquidity and cash flows” and section 1.6.5 “Glossary”.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.1.2 THE “AMBITION FT 2005” PLAN

1.1.2.1 Principles

On December 4, 2002, France Telecom launched the “Ambition FT 2005” Plan, the second stage of which relates to the strengthening of the Group’s financial structure with the “15+15+15” plan:

-	more than €15 billion in net cash provided by operating activities less net cash used in investing activities to be generated by the “TOP” program (Total Operational Performance) and will be allocated to debt reduction. The results of this program are described in further detail below;

-	€15 billion in additional shareholders’ equity, with the participation of the French State in its capacity as shareholder pro rata to its shareholding interest, i.e., approximately €9 billion. A share capital increase of €14.9 billion was completed during the first six months of 2003;

-	€15 billion in refinancing of the France Telecom Group’s debt. Between December 2002 and February 2003, France Telecom refinanced over €14 billion of its debt (issuances of bonds in December 2002 amounting to €2.8 billion and again in January and February 2003 amounting to €6.4 billion, in addition to the implementation in February 2003 of a new line of credit amounting to €5 billion).

These three initiatives were implemented in parallel, with the objective of achieving, by 2005, a ratio of net financial debt to operating income before depreciation and amortization of less than 2 giving the Group greater strategic and financial flexibility by the end of 2005. At December 31, 2004, this ratio was 2.41, compared to 2.55 at December 31, 2003 and 4.56 at December 31, 2002.

1.1.2.2 Results of the “TOP” operational improvements program

The following table shows the changes in operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan (“operating expenses before depreciation and amortization” or “OPEX”; see section 1.6.5 “Glossary”) and investments in tangible and intangible assets (excluding GSM and UMTS licenses) (“CAPEX”) between 2003 and 2004, in the context of the implementation of the TOP Program.

Operating expenses before depreciation and amortization (operating expenses excluding labor costs and labor costs) by type of expense is an alternative presentation to operating expenses presented by destination (cost of services and products sold, selling, general and administrative expenses, and research and development expenses) – see Note 5 of the Notes to the Consolidated Financial Statements.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis(1) (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	47,157	45,278	46,121	1,879	1,036

OPEX (excluding commercial expenses)(2)	(22,811)	(22,825)	(23,304)	14	493
Commercial expenses (2)	(6,085)	(5,455)	(5,514)	(630)	(571)
Total OPEX	(28,896)	(28,280)	(28,818)	(616)	(78)

Operating income before depreciation and amortization	18,261	16,998	17,303	1,263	958
Operating income before depreciation and amortization/Revenues	38.7%	37.5%	37.5%
Operating income before depreciation and amortization less commercial expenses/Revenues	51.6%	49.6%	49.5%

CAPEX	5,127	4,972	5,086	155	41

Operating income before depreciation and amortization less CAPEX	13,134	12,026	12,217	1,108	917

Changes in working capital requirements (decrease)	(736)		(1,278)
(1)	The calculation, using figures on a historical basis, of figures on a comparable basis is set forth above and below.

(2)	Commercial expenses are external charges related to purchases of handsets, to distribution commissions and to advertising expenses. (see section 1.6.5 “Glossary” and Note 5 of the Notes to the Consolidated Financial Statements)

The TOP program is intended to improve the Group’s operating performance. The goal is to maximize the Group’s performance in each of its activities (in relation to competing operators) by 2005 and produce, between 2003 and 2005, over €15 billion of free cash flow to be used for debt reduction.

Since the beginning of 2003, the Group has taken steps to achieve this goal by creating several programs, each implemented at the appropriate level according to the Group’s structure. In addition, group-wide projects involving multiple functions within the Group were established. Such programs relate to purchasing, network investments, general expenses, working capital requirements, information technology, research and development, communication expenses, logistics and real estate.

In order to accelerate the pace of progress, France Telecom launched during the second half of 2003 a growth initiative program called “TOP Line”, which consists of approximately 50 growth projects managed by the operating divisions and 13 group-wide programs aimed at developing and rolling out new services.

During the first half of 2004, in order to bolster the understanding of changing customer needs and accelerate the work done on the synergies of the various segments of the Group’s activities, the TOP program projects were reorganized into four group-wide projects centered on four themes: marketing and branding, the interaction of activity and customers, networks and information systems, and shared group functions.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The implementation of the TOP program produced in 2004, as in 2003, significant free cash flow. Free cash flow excluding asset disposals1 generated in 2004 amounted to €2.9 billion. Despite being reduced in 2004 by the acquisition of minority interests in Wanadoo and Orange and the repayment of Equant’s CVRs for a total amount of €4.7 billion, free cash flow excluding asset disposals reflects the pursuit of improvement in operating profitability, better control over investment expenses relating to tangible and intangible assets excluding licenses, due to the TOP program, in addition to a reduction in interest expense (see section 1.4.4 “Liquidity and cash flows”). As a result of surpassing the projected results since 2003, France Telecom has been able to establish new margins for maneuvering, enabling it to emphasize its innovation effort and launch the plan to accelerate growth with the “TOP Line” program.

■	Changes in operating expenses before depreciation and amortization

As compared with the 2.2% increase of revenues on a historical basis, operating expenses before depreciation and amortization remained relatively stable in 2004 with a limited increase of 0.3%.

During the launch phase of the TOP program, priority was granted to those projects which would provide the quickest results (reduction in general expenses including reduced recourse to external consultants and part-time workers, a new secondment policy, and a reduction of communication expenses). The projects then began a roll-out phase, which required the renewal of procedures, the systematic search and pooling of resources in addition to the implementation of synergies to concretely improve the Group’s operating profitability. Due to the effects of the “TOP” and “TOP Line” programs, operating expenses before depreciation and amortization have improved in 2004 (an increase of 2.2% on a comparable basis) compared with the growth of revenues (an increase of 4.1% on a comparable basis), thus enabling the Group to develop further maneuverability and better compete in growth sectors. As a percentage of revenues, the share of operating expenses before depreciation and amortization decreased by 1.2 points from 2003 to 2004 on both a comparable basis and a historical basis. Through improved control over operating expenses before depreciation and amortization as well as the renewed growth of revenues, the percentage of operating expenses before deprecation and amortization compared to revenues improved, on a historical basis, from 68% in 2002, to 62.5% in 2003 and 61.3% in 2004.

As an absolute value, the increase in operating expenses before depreciation and amortization recorded in 2004 is related to the increase in commercial expenses2 which reflects the Group’s efforts, in a heightened competitive environment, to retain its existing customer bases, to acquire new customers and to invest in growth. Excluding commercial expenses, operating expenses before depreciation and amortization remained stable (a gain of €14 million). On a historical basis, they continued their downward trend with a decrease of 2.1% (a gain of €493 million).

The transformation in procedures and the effects of the TOP program therefore benefit operating expenses before depreciation and amortization through improvement in the selection of expenses and pooling of resources at Group levels. Beyond the TOP program, which continued to be developed within the context of the first phase of the “15+15+15” Plan, France Telecom has solidified its goal of re-launching growth with the “TOP Line” program.

See also section 1.2.1.2.1 “Operating expenses before depreciation and amortization excluding labor costs”.

■	Changes in investments in tangible and intangible assets excluding licenses

On a historical basis, investments in tangible and intangible assets excluding licenses increased by 0.8% in 2004, amounting to €5.1 billion.

On a comparable basis, the increase in investments in tangible and intangible assets excluding licenses was of 3.1% between 2003 and 2004. In line with the TOP Program, and in order to accelerate productivity and consistent with greater selectivity of investments, expenses for investments in tangible and intangible assets, excluding licenses, increased in areas with strong growth potential. This was particularly the case for investments relating to third-generation wireless networks (UMTS). On a

1	Free cash flow excluding asset disposals: free cash flow (net cash provided by operating activities, less net cash used in investing activities) excluding asset disposals. Investment of cash in short-term marketable securities (SICAV de trésorerie), is considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow excluding asset disposals, these short-term marketable securities are nevertheless considered as cash and included in this amount. See section 1.4.4 “Liquidity and cash flows”.
2	Commercial expenses: external expenditures relating to purchases of handsets, to distribution commissions and to advertising expenses. See Note 5 of the Notes to the Consolidated Financial Statements and section 1.6.5 “Glossary”.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

comparable basis, investments relating to third-generation equipment and infrastructures increased by 8.6% in 2004 compared with 2003. Overall, second and third-generation wireless equipment and infrastructures amounted to an investment of €2.0 billion in 2004, an 8.5% increase from 2003.

The increase of tangible and intangible investments, excluding licenses, was nevertheless contained in 2004, which is explained in part by the effects of negotiations conducted within the framework of the “TOP Sourcing” project, which enabled purchases to be made at lower prices, and with greater selectivity of investments in tangible and intangible assets. Another key factor is the very significant impact of the major reductions of purchase prices for UMTS and ADSL equipment, within the context of a very rapid deployment of the UMTS network coverage in the United Kingdom and in France, compounded by the extremely rapid acceleration of ADSL coverage in France, due primarily to the “Innovative Departments” program encouraged by the Group and the roll-out of the “Very high speed Internet transmission for businesses” plan in the economic zoning areas (zones d’activité économiques). In the field of ADSL, the improvement in the penetration rate enables the Group to benefit from more widespread use of broadband equipment.

Due to the optimization of investments and to the positive impact of its purchase strategy, which is particularly sensitive to new technologies, France Telecom also accelerated the roll-out of its broadband networks (fixed and wireless) without increasing the level of its total expenses. This accounts for an increase of 88% in the number of ADSL lines in 2004, the launch by Orange of its third-generation services (UMTS) for the general public in France and the United Kingdom and the acceleration of the roll-out of UMTS and EDGE services in France and on other European wireless networks.

Investments in tangible and intangible assets excluding licenses accounted for 10.9% of revenues of the Group in 2004, in line with the stated objective of France Telecom for 2004. In 2003, the percentage was 11.0%.

See also section 2.1.6.1 “Investments in tangible and intangible assets, excluding GSM and UMTS licenses.”

■	Operating income before depreciation and amortization less CAPEX

On a historical basis, the measure of operating income before depreciation and amortization less CAPEX increased by €917 million between 2003 and 2004, reaching €13.1 billion in 2004.

On a comparable basis, the measure of operating income before depreciation and amortization less CAPEX rose by 9.2%, an increase of over €1.1 billion between the two periods. Other than the increase in revenues, this improvement was due to the Group’s close management of its operating expenses and investments in tangible and intangible assets excluding licenses.

■	Change in working capital requirements

The statement of consolidated cash flows showed the positive impact of a change in working capital requirements (which were €650 million in 2004) following a positive impact of €1,242 million in 2003. Under the influence of the project to reduce working capital requirements that was launched pursuant to the “TOP” plan, the positive change in working capital requirements amounted to €736 million in 2004, mainly because of the reduction of outstanding customer accounts of €561 million. The improvement of working capital requirements in 2004 comes in addition to the improvement already achieved in 2003 and amounts to a decrease of more than €2 billion over the past two years.

1.1.3 OUTLOOK

■	Objectives of the Group

Having rapidly achieved reductions in operating expenses and optimization of investments, France Telecom developed the second phase of the TOP program with a view to generating structural gains in performance through the transformation of fundamental procedures and strengthening of Group synergies. France Telecom’s objectives through 2005 are supported by the joint pursuit of the “TOP” operational improvements program and the “TOP Line” growth acceleration program.

Thus, France Telecom confirms its objectives for 2005 (on the basis of French GAAP):

-	revenue growth between 3% and 5% on a comparable basis;

-	operating income before depreciation and amortization in excess of €19 billion;

-	a ratio of investments in tangible and intangible assets, excluding licenses, to revenues reaching to the top of the range between 10% to 12% in 2005.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

To implement its profitable growth strategy in the changing environment of the telecommunications industry, France Telecom will principally rely on its ongoing transformation to achieve operational excellence. This is the purpose of the “TOP” program, which is not simply a program for the reduction of expenses, but rather a program seeking to improve the operational performance of France Telecom (more efficient work processes, functional excellence and customer service excellence), in addition to being a program for the in-depth transformation of France Telecom in order to implement the integrated operator strategy. Accordingly, France Telecom intends to rely on its portfolio of key assets, innovative potential and on strategic partnerships to succeed in implementing its integrated operator strategy and to accelerate its growth. During 2005, the Group’s priorities remain:

-	the reduction of net financial debt, such that the ratio of net financial debt to operating income before depreciation and amortization be less than 2 in 2005, on the basis of French GAAP;

-	continued operational improvement;

-	renewed investments in profitable growth.

Furthermore, research and development expenses for the Group (research and development costs excluding depreciation and amortization, plus investments in tangible and intangible assets related to research and development) as a percentage of revenues of the Group are projected to reach 1.5% in 2005 (compared to 1.3% in 2004 and 1.1% in 2003).

With respect to wireless technology in France, pursuant to the commitments made by Orange for the renewal of its GSM license in March 2004, the goal is to achieve by 2007 market coverage of 100% of the 36,000 communities and major transport hubs. In addition, Orange will supplement its UMTS technology with EDGE technology, which should result in complementary broadband coverage by spring 2005 for 85% of the population.

With respect to ADSL, total investments should reach €700 million for the period 2003 to 2005. Moreover, in January 2004, pursuant to the “Broadband for all” project commenced in June 2003, France Telecom announced a new voluntary initiative (the “Innovative Departments” charter) to accelerate and broaden the roll-out of broadband services in France. The project obtained the support of the majority of French regions (départements) following the signing of 70 agreements during 2004. Having reached its objective of 90% broadband coverage by the end of 2004, France Telecom intends to increase the coverage to 96% by the end of 2005, and by the end of 2006 100% of telephone switching centers in France should have broadband capacities. Finally, before the end of the first half of 2005, ADSL 2+ will be rolled out over France Telecom’s entire domestic broadband network, increasing the transfer rate to 16 megabits per second or more in the best circumstances.

In addition, efforts to accelerate and extend the Very High Speed (“Trés Haut Débit”) service plan for businesses will amount to an additional €250 million in France Telecom’s investments between 2005 and 2007, resulting in almost €1 billion in supplemental investment for broadband and over €3 billion in combined investments made by France Telecom for its networks in France over the period 2005-2007.

France Telecom has established the following objectives for 2006-2007 on the basis of French GAAP:

-	Sustained revenue growth of between 3% and 5% on a comparable basis;

-	Growth in operating income before depreciation and amortization greater than the growth in revenues;

-	A ratio of CAPEX to revenues of approximately 12%; and

-	A ratio of net financial debt to operating income before depreciation and amortization of between 1.5 and 2

■	Equant

■	Acquisition by France Telecom of all the assets and liabilities of Equant

France Telecom announced on February 10, 2005 that it had signed a definitive agreement with Equant for the acquisition by France Telecom of all of the assets and liabilities of Equant, its 54.1% subsidiary specialized in global communications services for businesses, for a total aggregate consideration of €578 million for the portion not already held by France Telecom. The agreement’s final terms have been approved at France Telecom’s Board of Directors meeting of February 9, 2005, during which an independent expert attested to the fairness, from a financial point of view, of the terms of the offer for the Equant minority shareholders. At this meeting, the preliminary report from the college team comprised of one Dutch and one French legal expert was presented and confirmed, after carrying out the requisite due diligence, the conformity of the transaction with the

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

corporate governance rules, applicable regulations (particularly securities regulations) and the corporate interests of France Telecom and Equant.

The acquisition would be followed by a distribution of the purchase proceeds to Equant’s shareholders.

The Transaction remains subject to certain conditions, including approval by Equant’s shareholders at an Extraordinary General Meeting. France Telecom has agreed to vote at this shareholders’ meeting in favor of the transaction, which will require a simple majority for approval. In view of these conditions, the transaction should be completed and distributions paid to shareholders no sooner than May 2005. The shares of Equant NV will subsequently be delisted from the Eurolist market of Euronext Paris and NYSE, and Equant NV will be liquidated.

The distribution to Equant’s shareholders will not be subject to withholding tax in the Netherlands.

France Telecom believes that this transaction, if completed, will provide it with the opportunity to accelerate the implementation of its integrated operator strategy in the business services market, and constitutes a long-term response to the structural challenges facing Equant as a stand-alone entity.

■	Equant’s objectives

Equant is facing a very challenging 2005.

In order to ensure its recovery and future success, Equant has defined its immediate priorities, strengthened its management team and implemented a new structure and strong company values to stimulate the commitment and ambition of its employees.

Three priorities have been determined: a drastic reduction in cash flow consumption, the development of profitable growth and the development of partnerships. These priorities are implemented by a strengthened management team including a new CEO (Chief Executive Officer), a new CFO (Chief Financial Officer), and a COO (Chief Operating Officer) dedicated to the operating performance of the company. Additional positions were also created: Global Sourcing, Cash Generation and Sales Efficiency.

Equant has implemented a two tier structure with two business divisions (Equant Network Services and Equant Solutions & Services) in addition to four sales channels (Americas, Europe, Middle-East and Africa, Asia Pacific and indirect channels), reporting directly to the CEO.

Strong corporate values have been established to stimulate the commitment of employees: team spirit and solidarity, transparency, speed of delivery, commitment to the achievement of established goals, and ambition.

These priorities are designed to bring real benefits to Equant’s customers: a financially stable supplier, strengthened customer service and innovative solutions.

■	PagesJaunes Group

■	Sale of 8% of the share capital of the PagesJaunes Group

On February 10, 2005, France Telecom sold 22,303,169 shares, or 8% of the share capital of PagesJaunes Group (that it held directly) to institutional investors through an accelerated placement for a price of €440.5 million, as a result of which France Telecom’s holding of PageJaunes Group was reduced to 54%.

■	PagesJaunes Group’s objectives

The financial goals of PagesJaunes are:

-	growth of consolidated revenues of 5% to 7% during 2005;

-	growth of more than 10% of consolidated operating income before depreciation and amortization in 2005, excluding telephone information services in 2005;

-	achievement of the stated objective of reaching stable operating income before depreciation and amortization for QDQ Media by the end of 2006; and

-	confirmation of the goal to distribute all of the 2005 net income from operating activities of PagesJaunes.

The goal with respect to a distribution should not be interpreted as a commitment by PagesJaunes Group; any future dividends will depend on PagesJaunes Group’s results, its financial position and any other factor that the Board of Directors and PagesJaunes Group’s shareholders may deem appropriate.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2. PRESENTATION OF THE FINANCIAL YEARS 2004 AND 2003

1.2.1 FROM REVENUES TO OPERATING INCOME AND CAPITAL EXPENDITURE OF THE GROUP

Following the launch of the “Ambition FT 2005” Plan on December 4, 2002 (see section 1.1.2 “The ‘Ambition FT 2005’ Plan”), France Telecom set targets related in particular to the TOP operational performance improvement program. The anticipated results of the program have led the Group to analyze operating expenses before depreciation and amortization on the basis of type of expense: (i) external charges, operating expenses before depreciation and amortization excluding labor costs, other expenses and (ii) labor costs (see section 1.6.5 “Glossary”).

The following table sets forth the restatement of revenues to operating income and details (by type of expense) France Telecom’s total operating expenses (see Note 5 of the Notes to the Consolidated Financial Statements) for the years ended December 31, 2004 and 2003.

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	47,157	45,278	46,121	4.1%	2.2%

OPEX excluding labor costs	(20,022)	(19,181)	(19,579)	4.4%	2.3%
Labor costs	(8,874)	(9,099)	(9,239)	(2.5)%	(4.0)%
Total OPEX	(28,896)	(28,280)	(28,818)	2.2%	0.3%

Operating income before depreciation and amortization	18,261	16,998	17,303	7.4%	5.5%

Depreciation and amortization (excluding goodwill)	(7,437)	(7,366)	(7,538)	1.0%	(1.3)%
Amortization of actuarial adjustments in the early retirement plan	0	0	(211)	ns	ns
Total operating expenses	(36,333)	(35,646)	(36,567)	1.9%	(0.6)%

Operating income	10,824	9,632	9,554	12.4%	13.3%

Operating expenses/revenues	77.0%	78.7%	79.3%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table sets forth the transition of operating expense figures on a historical basis to figures on a comparable basis for the 2003 financial year.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	OPEX less labor costs	Labor costs	Provisions for depreciation and amortization	Amortization of actuarial adjustments in the early retirement plan
2003 Figures on a historical basis	(19,579)	(9,239)	(7,538)	(211)

Changes in the scope of consolidation and other Exchange rate fluctuations(2)	200 198 (4)	51 89	79 93	211 0	(3)

2003 Figures on a comparable basis	(19,181)	(9,099)	(7,366)	0
(1)	Contributive figures.

(2)	Impact of exchange rate fluctuations between the average exchange rate in 2003 and the average exchange rate in 2004.

(3)	See section 1.2.1.4.2 “Amortization of actuarial adjustments in the early retirement plan” and Note 2 of the Notes to the Consolidated Financial Statements.

(4)	Including a €42 million expense from the consolidation of vehicles used in the context of receivables securitization programs (see Note 2 of the Notes to the Consolidated Financial Statements).

1.2.1.1 Revenues

France Telecom’s revenues for 2004 amounted to €47.2 billion, increasing 2.2% on a historical basis compared with the preceding year. The increase in revenues on a historical basis is affected by (i) the negative impact of exchange rate fluctuations of €368 million in 2004, of which €119 million related to the Polish zloty and €263 million to the US dollar. In addition, the negative impact of changes in the scope of consolidation and other items amounted to €418 million in 2004. This was mainly due to the impact of the sales of CTE Salvador on October 22, 2003, Orange Denmark on October 11, 2004, Menatel on September 25, 2003 and Casema on January 28, 2003.

On a comparable basis, revenues in 2004 increased by 4.1% compared with 2003. The increase of consolidated revenues was driven by the growth of Orange (increasing by 10.4%) and Wanadoo (increasing by 9.9%). The sustained growth of wireless and Internet activities largely offsets a contained decrease of revenues from fixed line services in France (a decrease of 0.3%). TP Group’s activities increased slightly (1.6%), and those of the other subsidiaries within the Other International segment increased by 6.0%, while global services provided by Equant declined by 1.2% on a comparable basis.

The total number of customers of France Telecom and its controlled companies amounted to 124.9 million at December 31, 2004, an increase of 6.7% on a historical basis and 7.4% on a comparable basis compared with a year earlier. The number of additional customers between December 31, 2004 and December 31, 2003 amounted to approximately 8 million on a historical basis (almost 2.6 million during the first half of 2004) and was due principally to wireless services, with almost 7.1 million additional active clients (2.1 million during the first half of 2004). The Internet recorded slight growth of almost 0.304 million active clients. Fixed line services recorded an increase of 0.436 million customers, mainly from subsidiaries in the “Other International” segment.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table sets forth, for the periods ended December 31, 2004 and 2003, the Group’s revenues by segment, before elimination of inter-segment transactions.

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Orange France	8,601	7,930	7,983	8.5%	7.7%
Orange UK	6,137	5,932	5,819	3.5%	5.5%
Orange Rest of World	5,096	4,122	4,315	23.6%	18.1%
Inter-segment eliminations	(167)	(175)	(176)	4.4%	5.1%

Orange Segment	19,667	17,809	17,941	10.4%	9.6%

Access, Portals and e-Commerce	1,879	1,687	1,708	11.3%	10.0%
Directories	984	917	918	7.3%	7.3%
Inter-segment eliminations	(9)	(7)	(9)	ns	ns

Wanadoo Segment	2,854	2,597	2,617	9.9%	9.1%

Subscription fees	4,079	4,105	4,106	(0.6)%	(0.7)%
Calling services	3,580	3,978	3,964	(10.0)%	(9.7)%
On-line services and Internet access	1,015	902	973	12.6%	4.3%
Other consumer services	2,192	2,299	2,260	(4.7)%	(3.0)%

Consumer services	10,866	11,284	11,304	(3.7)%	(3.9)%

Business fixed line telephony	3,011	3,327	3,327	(9.5)%	(9.5)%
Business networks	2,509	2,531	2,526	(0.9)%	(0.7)%
Other business services	874	848	842	3.1%	3.8%

Business services	6,394	6,706	6,695	(4.7)%	(4.5)%

Domestic interconnection	1,242	1,219	1,206	2.0%	3.0%
International operators services	658	570	574	15.4%	14.5%
Other services	2,039	1,576	1,586	29.4%	28.6%

Carrier services	3,940	3,365	3,367	17.1%	17.0%

Other revenues	481	394	395	21.9%	21.7%

Fixed Line, Distribution, Networks, Large Customers and Operators Segment	21,681	21,749	21,761	(0.3)%	(0.4)%

Equant Segment	2,346	2,374	2,612	(1.2)%	(10.2)%

Fixed line services	2,981	3,157	3,250	(5.6)%	(8.3)%
Wireless services	1,246	996	1,025	25.2%	21.6%
Other services	73	68	76	8.1%	(3.0)%
Inter-segment eliminations	(195)	(180)	(187)	(8.4)%	(4.2)%

TP Group Segment	4,106	4,041	4,164	1.6%	(1.4)%

Other International Segment	1,346	1,270	1,621	6.0%	(17.0)%

Inter-segment eliminations	(4,843)	(4,562)	(4,595)	(6.2)%	(5.4)%

Group revenues	47,157	45,278	46,121	4.1%	2.2%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.1.2 From revenues to operating income before depreciation and amortization

1.2.1.2.1 Operating expenses before depreciation and amortization excluding labor costs

Operating expenses before depreciation and amortization excluding labor costs amounted to €20,022 million in 2004, compared to €19,579 million in 2003 on a historical basis and €19,181 on a comparable basis. The breakdown of such expenses by item is as follows:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
External charges(1)(2)	(18,617)	(17,589)	(18,012)	5.8%	3.4%

Commercial expenses(2)	(6,085)	(5,455)	(5,514)	11.6%	10.4%
Of which:
Purchases of merchandise	(3,349)	(3,014)	(3,054)	11.1%	9.7%
Distribution commissions	(1,659)	(1,391)	(1,396)	19.3%	18.9%
Advertising, communication and sponsorship	(1,077)	(1,049)	(1,063)	2.6%	1.3%
Other external charges(2)	(12,532)	(12,134)	(12,498)	3.3%	0.3%

Other expenses	(1,405)	(1,592)	(1,567)	(11.7)%	(10.4)%

OPEX excluding labor costs	(20,022)	(19,181)	(19,579)	4.4%	2.3%

(1)	Net of capitalized labor costs.

(2)	See section 1.6.5 “Glossary”.

On a historical basis, operating expenses before depreciation and amortization, excluding labor costs increased by 2.3% between 2003 and 2004.

On a comparable basis with 2003, operating expenses before depreciation and amortization, excluding labor costs increased by 4.4%. This increase was mainly due to the increase of commercial expenses (11.6% on a comparable basis), which reflects the Group’s efforts, in a highly competitive environment, to develop customer loyalty in the existing customer base, acquire new customers and invest in growth.

Other external expenses increased slightly on a comparable basis to 3.3%, while revenues grew 4.1%, reflecting efforts to control expenditure within the framework of the TOP plan (see section 1.1.2.2 “Results of the ‘TOP’ operational improvement program”).

Not including commercial expenses, total operating charges excluding labor costs, expressed as a percentage of revenues improved slightly from 30.3% in 2003 to 29.6% in 2004 on a comparable basis.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.1.2.2 Labor costs

Labor costs included in the determination of operating income before depreciation and amortization in 2004 are net of capitalized labor costs. Labor costs amounted to €8,874 million in 2004 compared to €9,239 million in 2003 on a historical basis, and €9,099 million on a comparable basis.

The following table presents, for the years ended December 31, 2004 and 2003, the calculation from personnel expenditure to labor costs:

(€ millions)	Year ended December 31,		Variations
	2004	2003	2004/2003
		historical	historical
Wages and salaries	(6,695)	(6,986)	(4.2)%
Social charges	(2,392)	(2,471)	(3.2)%

Total personnel expenditure	(9,087)	(9,457)	(3.9)%

Capitalized labor costs(1)	444	408	8.8%
Payroll taxes and other	(231)	(190)	21.6%

Total labor costs	(8,874)	(9,239)	(4.0)%

(1)	Capitalized labor costs correspond to labor costs included in the cost of assets produced by France Telecom.

Labor costs do not include statutory employee profit-sharing or charges relating to discounting or changes in actuarial assumptions relating to the early retirement plan.

The following table presents, for the years ended December 31, 2004 and 2003, the distribution of the Group’s labor costs among France Telecom S.A., its domestic subsidiaries and its international subsidiaries:

(€ millions)	Year ended December 31,			Variations
Labor costs	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
France Telecom S.A.	(5,262)	(5,340)	(5,332)	(1.5)%	(1.3)%
Domestic subsidiaries	(1,038)	(1,135)	(1,147)	(8.5)%	(9.5)%
Total France	(6,300)	(6,475)	(6,479)	(2.7)%	(2.8)%

International subsidiaries	(2,574)	(2,625)	(2,760)	(1.9)%	(6.7)%
Group Total	(8,874)	(9,099)	(9,239)	(2.5)%	(4.0)%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table presents, for the years ended December 31, 2004 and 2003, the average number of Group employees (full-time equivalent) in France Telecom S.A., its domestic subsidiaries and its international subsidiaries:

	Year ended December 31,			Variations
Average number of employees	2004	2003	2003	2004/2003	2004/2003
(full-time equivalent)(1)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
France Telecom S.A.	106,875	111,136	111,031	(3.8)%	(3.7)%
Domestic subsidiaries	16,894	18,908	19,069	(10.7)%	(11.4)%
Total France	123,769	130,044	130,100	(4.8)%	(4.9)%

International subsidiaries	81,057	88,558	91,557	(8.5)%	(11.5)%
Group Total	204,826	218,602	221,657	(6.3)%	(7.6)%
(1)	Permanent contracts (CDI) and fixed-term contracts (CDD) – see section 1.6.5 “Glossary”.

The following table presents, for the years ended December 31, 2004 and 2003, the number of Group employees in France Telecom S.A., its domestic subsidiaries and its international subsidiaries:

	Year ended December 31,			Variations
Number of employees	2004	2003	2003	2004/2003	2004/2003
(at December 31)(1)		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
France Telecom S.A.	107,847	110,913	110,814	(2.8)%	(2.7)%
Domestic subsidiaries	17,026	18,867	19,083	(9.8)%	(10.8)%
Total France	124,873	129,780	129,897	(3.8)%	(3.9)%

International subsidiaries	81,651	87,526	88,626	(6.7)%	(7.9)%
Group Total	206,524	217,306	218,523	(5.0)%	(5.5)%
(1)	Permanent contracts (CDI) and fixed-term contracts (CDD) – see section 1.6.5 “Glossary”.

The following analysis is based on labor costs for the periods ended December 31, 2004 and 2003:

-	The Group’s number of employees (at December 31) decreased by 11,999 employees (10,782 on a comparable basis) between December 31, 2003 and 2004. This decline of 11,999 employees includes 5,024 employees in France (4,907 on a comparable basis) and 6,975 employees internationally (5,875 on a comparable basis);

-	The average number of employees (full-time equivalent) of the Group decreased by 6.3%, or 16,831 employees, between 2003 and 2004 on a historical basis;

Changes in the scope of consolidation accounted for the decrease of 3,056 full-time equivalent employees, principally due to the sale of CTE Salvador (2,005 employees) and Menatel (297 employees);

On a comparable basis, the decrease in the average number of full-time equivalent employees of the Group essentially results from the TP Group (6,471 average full-time equivalent employees), France Telecom S.A. (4,261 average full-time equivalent employees), the Other International segment (959 average full-time equivalent employees) and Equant (462 average full-time equivalent employees);

-	During the same period, labor costs of the Group decreased by 2.5% on a comparable basis (4.0% on a historical basis) from €9,099 million in 2003 on a comparable basis (amounting to 20.1% of revenues) to €8,874 million in 2004 (amounting to 18.8% of revenues).

This 2.5% decrease on a comparable basis can be explained as follows:

-	A decrease of 6.3% due to the volume effect linked to the decrease of the workforce (number of employees full-time equivalent); and

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	A structural effect, representing an increase of 4%, which reflects the variation between the average cost and the actual recorded cost relating to staff arrivals and departures;

-	An increase of 2.4% due to the increase in the average unit cost excluding the impact of a decrease in the number of employees.

■	France Telecom S.A.

The average number of employees of France Telecom S.A. decreased by 3.8% between 2004 and 2003 on a comparable basis. The decrease was due mainly to employee departures linked to France Telecom’s early retirement plan. Since the implementation of the early retirement plan in September 1996, 30,206 employees have chosen to accept early retirement under the plan (excluding other pre-existing early departure programs). Between 2003 and 2004, France Telecom S.A. experienced 4,195 departures in early retirement, 2,192 definitive departures and 711 moves to employment in the public sector.

France Telecom S.A.’s labor costs decreased by 1.3% between 2004 and 2003 on a historical basis. This decrease was due mainly to a reduction in the headcount, partially offset by the increase in salaries due to general public sector measures, as well as the increase in the base salaries of employees under a collective bargaining agreement and the inclusion of the labor costs of Wanadoo and Cofratel following their merger into France Telecom S.A.

■	Domestic subsidiaries

In 2004, the 8.5% decrease in labor costs of domestic subsidiaries was mainly due to the 10.7% decrease of the average headcount, which amounts to a decrease of 2,014 full-time equivalent employees (on a comparable basis).

■	International subsidiaries

The 8.5% decrease in the average number of employees in the international subsidiaries between 2004 and 2003 on a comparable basis was mainly due to the reduction of the headcount of TP Group (6,471 full-time equivalent employees), the subsidiaries of the Other International segment (959 full-time equivalent employees), mainly from Côte d’Ivoire Télécom in the Ivory Coast (272 employees), JTC in Jordan (251 employees) and FTM Lebanon (238 employees), in addition to those from Equant (462 employees).

Labor costs for the international subsidiaries decreased by 1.9% on a comparable basis. This limited decrease was principally due to the increase of the average unit cost (i) by 3.7% for TP Group as a result of both the increase in salaries and the average cost of personnel entering being higher than the average cost of personnel exiting, which reflects the higher level of skill of the recruited personnel and (ii) by the 1.4% increase in the average unit cost at Equant.

1.2.1.3 Operating income before depreciation and amortization

The France Telecom Group’s operating income before depreciation and amortization amounted to €18,261 million in 2004, compared with 17,303 million in 2003, an increase of 5.5% on a historical basis.

On a comparable basis, operating income before depreciation and amortization was €16,998 million in 2003. The increase on a comparable basis of the operating income before depreciation and amortization was therefore 7.4% in 2004 compared with 2003.

The margin rate, calculated by expressing operating income before depreciation and amortization as a percentage of revenues, increased from 37.5% in 2003 (on both a historical basis and a comparable basis) to 38.7% in 2004.

1.2.1.4 From operating income before depreciation and amortization to operating income

1.2.1.4.1 Depreciation and amortization (excluding goodwill)

Depreciation and amortization (excluding goodwill) decreased by 1.3% on a historical basis, reaching €7,437 million in 2004, compared with €7,538 a year earlier.

This decrease corresponds mainly to exchange rate fluctuations (primarily relating to the zloty and the US dollar), the positive impacts of which amount to €93 million for depreciation and amortization.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Changes in the scope of consolidation and other affected depreciation and amortization positively for €79 million, mainly due to the sale of CTE Salvador (€60 million).

On a comparable basis, depreciation and amortization were virtually stable (increasing by 1.0%). The decrease in depreciation and amortization of the Fixed Line, Distribution, Networks, Large Customers and Operators segment resulting from the decline of investments in the years prior to 2004, offset the increase in the Orange segment, particularly in the United Kingdom, for which the impact of the amortization of the Orange UK UMTS license has been recorded since March 1, 2004. Amortization is occurring over 18 years and represents an expense of €27.2 million per month. The amortization of the Orange France UMTS license began on April 1, 2004 and amounts to an expense of €3 million per month, over the course of 17 years and five months (see Note 9 of the Notes to the Consolidated Financial Statements).

1.2.1.4.2 Amortization of actuarial adjustments in the early retirement plan

In 2004, the amortization of actuarial adjustments in the early retirement plan is no longer included on the income statement pursuant to the application of Recommendation R-03-01 of April 1, 2003 of the National Accounting Council, which is applicable from January 1, 2004 and relates to accounting and valuation methods for pension commitments and similar benefits. The actuarial differences in the early retirement plan still to be amortized at December 31, 2003 were included in shareholders’ equity at January 1, 2004 for an amount (net of taxes) of €325 million. In 2003, amortization of actuarial adjustments amounted to an expense of €211 million on a historical basis.

1.2.1.5 Operating income

Operating income for the France Telecom Group amounted to €10,824 million during 2004, compared with €9,554 million during 2003, an increase of 13.3% on a historical basis. This growth reflects the improvement of operating income before depreciation and amortization, the absence of amortization of actuarial adjustments in the early retirement plan in 2004, and the impact of the decrease in depreciation and amortization.

On a comparable basis, operating income amounted to €9,632 million in 2003. The increase of operating income on a comparable basis was 12.4% in 2004.

The margin rate, calculated by expressing operating income as a percentage of revenues, increased from 20.7% in 2003 (21.3% on a comparable basis) to 23.0% in 2004.

1.2.1.6 Capital expenditures

The following table sets forth capital expenditure for the years ended December 31, 2004 and 2003:

(€ millions)	Year ended December 31,
	2004	2003	2003
		On a comparable basis (unaudited)	historical
Investments in tangible and intangible assets excluding UMTS/GSM licenses(1)	5,127	4,972	5,086
Investments in UMTS and GSM licenses	8	0	0

Financial investments(2)	4,894	–	237
(1)	See Note 4 of the Notes to the Consolidated Financial Statements.

(2)	Excluding the purchases of treasury shares and net of cash acquired.

1.2.1.6.1 Investments in tangible and intangible assets excluding UMTS/GSM licenses

Investments in tangible and intangible assets excluding GSM and UMTS licenses increased by 0.8% on a historical basis and 3.1% on a comparable basis.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

This increase reflects the growth of investments, particularly in the Orange segment, the Fixed Line, Distribution, Networks, Large Customers and Operators segment, and the Wanadoo segment, which offset the decreases in the TP Group segment and the Equant segments, in addition to the effects of the exchange rate fluctuations (a decrease of €61 million) and variations of the scope of consolidation such as the sales of CTE Salvador (a decrease of €14 million), Orange Denmark (a decrease of €14 million) and Wanadoo Editions (decrease of €9 million).

In 2004, investments in tangible and intangible assets excluding GSM and UMTS licenses amounted to 5,127 million, compared to €5,086 million in 2003 on a historical basis and €4,972 million on a comparable basis. The breakdown of investments by segment is as follows:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Orange Segment	2,433	2,338	2,362	4.1%	3.0%
Wanadoo Segment	127	58	76	120.9%	67.4%
Fixed Line, Distribution, Networks, Large Customers and Operators Segment	1,439	1,353	1,356	6.3%	6.2%
Equant Segment	189	226	248	(16.1)%	(23.7)%
TP Group Segment	717	858	884	(16.4)%	(18.8)%
Other International Segment	223	160	183	38.9%	21.7%
Inter-segment eliminations	(1)	(21)	(23)	95.2%	95.7%

Total Group CAPEX	5,127	4,972	5,086	3.1%	0.8%

The following table breaks down investments in tangible and intangible assets:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
CAPEX	5,127	4,972	5,086	3.1%	0.8%

Of which:
- Second and third-generation wireless radio equipment	1,964	1,810	1,826	8.5%	7.6%
- Information systems	1,210	1,148	1,168	5.3%	3.6%
- Other networks	722	640	657	12.8%	9.9%
- ADSL	223	242	244	(8.0)%	(8.4)%

Investments in tangible and intangible assets excluding GSM and UMTS licenses are detailed below. See section 1.2.2 “Analysis of Operating Income and Investments in Tangible and Intangible Assets by Segment.” See also section 1.1.2.2 “Results of the ‘TOP’ Operational Improvements Program”.

Investments related to the second and third-generation wireless networks increased by 8.5% during 2004 on a comparable basis. This increase is mainly due to the roll-out of the third-generation (UMTS) network and EDGE technology.

The 8.0% decrease of ADSL investments between 2003 and 2004 was due to a favorable “price effect” and the greater use of existing equipment.

The increase in investments in other networks, 12.8% on a comparable basis, relates mainly to renewal equipment and to investments relating to unbundling (local loop, technical environment).

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.1.6.2 Acquisitions of UMTS and GSM licenses

In 2004, the Group’s investments include €8 million for the acquisition of wireless licenses, in respect of which €7 million corresponds to an extension of the DCS 1800 GSM license held by the Orange subsidiary in the Dominican Republic.

In 2003, no wireless licenses were acquired.

1.2.1.6.3 Financial investments

■	In 2004, net cash used in financial investments amounted to a total of €4,894 million and principally related to the following transactions:

-	the acquisition for €2,373 million of the minority interests of Wanadoo. This transaction was achieved in two steps: (i) the partial acquisition of Wanadoo’s minority interests following a mixed public tender and exchange offer (offre publique mixte), consisting partly of cash, completed in May 2004 and amounting to €1,820 million. Following the completion of the offer, France Telecom held 95.94% of Wanadoo’s share capital, and (ii) the acquisition of the outstanding Wanadoo shares for €553 million subsequent to the tender offer (offre publique de retrait) followed by a compulsory purchase (retrait obligatoire) completed on July 26, 2004. Following this offer, France Telecom S.A. holds 100% of Wanadoo S.A. ‘s share capital. In addition, France Telecom S.A. effected a merger of Wanadoo S.A. (see Note 3 of the Notes to the Consolidated Financial Statements);

-	the payment of Equant’s CVRs for €2,015 million;

-	acquisitions of the remaining minority interests in Orange (0.98% in order to achieve a 100% holding, thereby completing the transactions begun in October and November of 2003 with the public exchange offers (offres publique d’échange) followed by the purchase (retrait) of Orange shares by France Telecom S.A for €469 million (see Note 3 of the Notes to the Consolidated Financial Statements).

■	In 2003, net cash used in financial investments (excluding purchases of treasury shares) amounted to €237 million, and principally included the following:

-	the acquisition of 0.24% of Orange’s capital following a public exchange offer launched in October 2003 for, followed by a tender offer (November 2003) of, Orange shares for €161 million, thus increasing France Telecom’s holding of Orange’s share capital to 99.02% at December 31, 2003 (see Note 3 of the Notes to the Consolidated Financial Statements and 1.3.1.6.3 “Financial Investments”);

-	the capital increase of Wind, subscribed for in an amount equivalent to the holding (26.58%), for €35 million;

-	the purchase of minority interests in Wirtualna Polska (30.46%) for €18 million; and

-	Wanadoo’s purchase of minority interests in QDQ Media for €12 million.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.2 ANALYSIS OF OPERATING INCOME AND INVESTMENTS IN TANGIBLE AND INTANGIBLE ASSETS BY

         SEGMENT

In order to better reflect the Group’s evolution and the structure of its operations among its various activities and subsidiaries, France Telecom has defined, as of June 30, 2003, the following six business segments: “Orange”, “Wanadoo”, “Fixed Line, Distribution, Networks, Large Customers and Operators”, “Equant”, “TP Group”, and “Other International”.

The following tables set forth the principal operating data by segment. The figures at December 31, 2004 and 2003 are provided in accordance with the new segmentation. The segment data set forth in the following sections, unless otherwise indicated, is presented before elimination of inter-segment transactions. The item “Elimination and Other” includes the elimination of inter-segment transactions and other non-material factors necessary for the reconciliation with the consolidated financial statements of France Telecom. In addition, the changes set forth below are calculated on the basis of data in thousands of euros, even though they are shown rounded to millions of euros.

At December 31, 2004
(€ millions)	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TPGroup	Other International	Inter- segment eliminations	Total Group
Revenues	19,667	2,854	21,681	2,346	4,106	1,346	(4,843)	47,157

Cost of services and products sold	(6,982)	(1,114)	(9,065)	(1,815)	(1,308)	(536)	3,682	(17,138)
Selling, general and administrative expenses	(5,163)	(1,394)	(4,115)	(424)	(943)	(362)	1,206	(11,194)
Research and development expenses	(7)	(19)	(545)	0	(10)	0	18	(564)
Operating income before depreciation and amortization	7,515	327	7,956	107	1,845	448	63	18,261

Depreciation and amortization	(2,737)	(70)	(2,970)	(381)	(973)	(214)	(92)	(7,437)
Amortization of actuarial adjustments in the early retirement plan	–	–	–	–	–	–	–	–
Operating income	4,778	257	4,986	(274)	872	234	(29)	10,824

CAPEX	2,433	127	1,439	189	717	223	(1)	5,127
UMTS/GMS licenses	7					1	0	8
Operating income before depreciation and amortization – CAPEX	5,082	200	6,517	(82)	1,128	225	64	13,134

Average number of employees (full-time equivalent)	31,259	6,333	113,550	9,410	36,826	7,448	0	204,826

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

At December 31, 2003 (on a comparable basis)
(€ millions)	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TP Group	Other International	Inter- segment eliminations	Total Group
Revenues	17,809	2,597	21,749	2,374	4,041	1,270	(4,562)	45,278

Cost of services and products sold	(6,352)	(1,227)	(9,430)	(1,676)	(1,357)	(491)	3,695	(16,838)
Selling, general and administrative expenses	(4,958)	(1,016)	(4,236)	(476)	(867)	(335)	920	(10,968)
Research and development expenses	(15)	(8)	(449)		(9)		7	(474)
Operating income before depreciation and amortization	6,484	346	7,634	222	1,808	444	60	16,998

Depreciation and amortization	(2,284)	(69)	(3,341)	(389)	(940)	(216)	(127)	(7,366)
Amortization of actuarial adjustments in the early retirement plan	–	–	–	–	–	–	–	–
Operating income	4,200	277	4,293	(167)	868	228	(67)	9,632

CAPEX	2,338	58	1,353	226	858	160	(21)	4,972
UMTS/GMS licenses	–	–	–	–	–	–	–	–
Operating income before depreciation and amortization – CAPEX	4,146	288	6,281	(4)	950	284	81	12,026

Average number of employees (full-time equivalent)	30,542	6,446	120,038	9,872	43,297	8,407	0	218,602

At December 31, 2003 (on an historical basis)
(€ millions)	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TP Group	Other International	Inter- segment eliminations	Total Group
Revenues	17,941	2,617	21,761	2,612	4,164	1,621	(4,595)	46,121

Cost of services and products sold	(6,382)	(1,235)	(9,505)	(1,830)	(1,399)	(603)	3,731	(17,223)
Selling, general and administrative expenses	(4,965)	(1,027)	(4,214)	(524)	(897)	(408)	918	(11,117)
Research and development expenses	(16)	(8)	(451)	–	(9)	0	6	(478)
Operating income before depreciation and amortization	6,578	347	7,590	259	1,859	608	62	17,303

Depreciation and amortization	(2,313)	(97)	(3,313)	(427)	(969)	(294)	(125)	(7,538)
Amortization of actuarial adjustments in the early retirement plan			(211)					(211)
Operating income	4,265	250	4,066	(168)	890	314	(63)	9,554
CAPEX	2,362	76	1,356	248	884	183	(23)	5,086

UMTS/GMS licenses	–	–	–	–	–	–	–	–
Operating income before depreciation and amortization – CAPEX	4,216	271	6,234	11	975	425	85	12,217

Average number of employees (full-time equivalent)	30,722	6,568	120,037	9,872	43,451	11,007	–	221,657

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.2.1 Orange Segment

The Orange segment includes mobile telephone services worldwide, in France and in the United Kingdom, except for mobile telephone services not contributed to Orange (principally Voxtel in Moldava, FTM Lebanon, and PTK Centertel in Poland).

At December 31, 2004, Orange’s controlled subsidiaries had 54.0 million customers.

Orange organizes its activities into four categories:

-	“France”, which comprises metropolitan France, Orange Caraïbe and Orange Réunion;

-	“United Kingdom”;

-	“Rest of World”, which includes international subsidiaries other than the United Kingdom (Belgium, Botswana, Cameroon, Denmark, the Dominican Republic, Egypt, the Ivory Coast, Madagascar, the Netherlands, Romania, Slovakia and Switzerland). The sale of Orange Denmark, a 100% subsidiary of Orange, to a leading Scandinavian wireless operator, TeliaSonera, was completed on October 11, 2004. Rest of World also includes Orange’s minority interests in Austria, India, Portugal and Thailand. On September 29, 2004, Orange sold 39% of its BITCO (Thailand) shares, reducing its holding from 49% to 10%. On December 2, 2004, Orange sold its 26% shareholding of BPL Mobile Communications Ltd. in India; and

-	“Shared Functions”, which includes activities related to the development of wireless services for the entire segment, in addition to shared and general selling and administrative costs and other shared expenses.

1.2.2.1.1 Operating indicators for the Orange segment

The table below presents the main operating indicators of the Orange segment for the years ended December 31, 2004 and 2003:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	19,667	17,809	17,941	10.4%	9.6%
Network revenues	18,090	16,325	16,394	10.8%	10.3%

Operating income before depreciation and amortization	7,515	6,484	6,578	15.9%	14.2%
Operating income before depreciation and amortization/Revenues	38.2%	36.4%	36.7%
Operating income	4,778	4,200	4,265	13.8%	12.0%
Operating Income / Revenues	24.3%	23.6%	23.8%

CAPEX	2,433	2,338	2,362	4.1%	3.0%
CAPEX / Revenues	12.4%	13.1%	13.2%
Investments in UMTS/GSM licenses	7	0	0

Operating income before depreciation and amortization less CAPEX	5,082	4,146	4,216	22.6%	20.5%

Average number of employees (full-time equivalent)	31,259	30,542	30,722	2.3%	1.7%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table sets forth the transition of figures for the Orange segment on a historical basis to figures on a comparable basis for the 2003 financial year. The impacts concern the sale of Orange Denmark, sold on October 11, 2004 (with effect from October 1, 2003 on a comparable basis), a change in accounting method that occurred in 2004, as well as exchange rate fluctuations:

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of full-time employees
2003 figures on a historical basis	17,941	6,578	4,265	2,362	4,216	30,722

Changes in the scope of consolidation and other variations:	(117)	(73)	(56)	(14)	(60)	(180)
Of which
Changes in the scope of consolidation	(61)	(16)	1	(14)	(3)	(180)
Other variations(2)	(57)	(57)	(57)	0	(57)	0
Exchange rate fluctuations(3)	(15)	(21)	(9)	(10)	(10)	0

2003 figures on a comparable basis	17,809	6,484	4,200	2,338	4,146	30,542
(1)	Before elimination of inter-segment transaction figures.

(2)	Other: decrease of €57 million relating to loyalty programs, subject to entering into a new contract period granted by Orange, pursuant to the decision of October 13, 2004, of the French Urgent Issues Taskforce relating to the accounting methods for volume-based or time-based sales incentives (rebates, free or discounted goods and services) granted by companies to their customers (see Note 2 of the Notes to the Consolidated Financial Statements). The impact on operating income for 2004 was a cost of €73 million.

(3)	Impact of exchange rate fluctuations between the average exchange rate in 2003 and the average exchange rate in 2004.

The exchange rate effects on the information on a comparable basis are as follows:

(€ millions)	Variations on a comparable basis (unaudited)
Currency		Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX
Pound (Sterling)	GBP	113	35	19	15	20
Pound (Egyptian)	EGP	(54)	(29)	(18)	(9)	(20)
US Dollar	USD	(42)	(19)	(11)	(10)	(9)
Other currencies		(32)	(8)	1	(6)	(1)

Exchange rate fluctuations		(15)	(21)	(9)	(10)	(10)

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.2.1.2 Revenues of the Orange segment

The following table sets forth the revenues of the Orange segment for the periods ended December 31, 2004 and 2003:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Orange France(1)	8,601	7,930	7,983	8.5%	7.7%
Orange UK	6,137	5,932	5,819	3.5%	5.5%
Orange Rest of World	5,096	4,122	4,315	23.6%	18.1%
Inter segment eliminations	(167)	(175)	(176)	4.4%	5.1%

Orange revenues	19,667	17,809	17,941	10.4%	9.6%

Number of customers at December 31 (millions)	53,965	48,563	49,139	11.1%	9.8%
(1)	Includes revenues from French overseas departments through Orange Caraïbes and Orange Réunion.

On a historical basis, the Orange segment’s revenues increased by 9.6% from the year ended December 31, 2003 as compared to the year ended December 31, 2004. This growth was partly offset by the negative impact of exchange rate fluctuations, particularly from revenues in Egyptian pounds and US dollars. The exchange rate fluctuations in pound sterling generated a positive impact in 2004.

On a comparable basis, the Orange segment’s revenues reached €19.7 billion for the year ended December 31, 2004, an increase of 10.4% as compared to the year ended December 31, 2003. Network revenues (see the definition in Section 1.6.5 “Glossary”) grew by 10.3% on a historical basis, and 10.8% on a comparable basis, due to the increase in the number of customers (54.0 million at December 31, 2004). This growth, reflecting the positive impacts of the programs for the integration and roll-out of the Orange brand implemented in 2003, was 11.1% for the year ended December 31, 2004. In addition, ARPU, average revenue per user, (see the definition in section 1.6.5 “Glossary”) also had a favorable impact, particularly in France and the United Kingdom, as a result of the development of “non-voice” services (see the definition in Section 1.6.5 “Glossary”), which increased by 26.0%, representing 14.6% of network revenues during 2004, compared to 12.8% on a comparable basis for 2003.

1.2.2.1.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets excluding licenses

■	Operating income before depreciation and amortization

The Orange segment’s operating income before depreciation and amortization grew by 14.2% on a historical basis, reflecting the strong growth in margin in the principal markets, despite a general environment of intensified competitive pressure. On a comparable basis, the Orange segment’s operating income before depreciation and amortization experienced growth of 15.9% from the year ended December 31, 2003 as compared to the year ended December 31, 2004, reaching €7,515 million for 2004, compared to €6,484 million for 2003. On the same basis of figures on a comparable basis, the margin rate of operating income before depreciation and amortization compared to revenues increased from 36.4% on December 31, 2003 to 38.2% on December 31, 2004.

■	Operating income

On a historical basis, operating income recorded growth of 12.0%, reaching €4,778 million for the year ended December 31, 2004. On a comparable basis, this growth was 13.8% and reflected the improvement in the segment’s operating profitability, despite the increase in depreciation and amortization of the tangible and intangible fixed assets due to the beginning of the third-generation license and network (UMTS) depreciation in France and the United Kingdom from the second quarter of 2004 (see Note 9 of the Notes to the Consolidated Financial Statements).

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Investments in tangible and intangible assets excluding licenses

Excluding UMTS and GSM licenses, the Orange segment’s investments in tangible and intangible assets increased by 4.1% on a comparable basis (3.0% on a historical basis), reaching €2,433 million for the year ended December 31, 2004.

1.2.2.1.4 Orange France component

1.2.2.1.4.1 Operating indicators of the Orange France component

The following table presents the main operating indicators of the Orange France component for the periods ended December 31, 2004 and 2003:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	8,601	7,930	7,983	8.5%	7.7%
Network revenues	8,063	7,371	7,371	9.4%	9.4%

Operating income before depreciation and amortization	3,923	3,396	3,450	15.5%	13.7%
Operating income before depreciation and amortization/Revenues	45.6%	42.8%	43.2%

Operating income	3,099	2,695	2,748	15.0%	12.7%
Operating income/Revenues	36.0%	34.0%	34.4%

CAPEX	1,046	851	851	22.9%	22.9%
CAPEX/Revenues	12.2%	10.7%	10.7%
Investments in UMTS/GSM licenses

Operating income before depreciation and amortization less CAPEX	2,877	2,545	2,599	13.0%	10.7%

Average number of employees (full-time equivalent)	7,627	7,619	7,619	0.1%	0.1%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.2.1.4.2 Revenues of the Orange France component

The following table presents the revenues and operating data for the Orange France component:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues (€ millions)	8,601	7,930	7,983	8.5%	7.7%

Total number of customers (in thousands)	21,241	20,329	20,329	4.5%	4.5%
Of which:
Contract customers (in thousands)	12,876	11,763	11,763	9.5%	9.5%
Prepaid customers (in thousands)	8,365	8,566	8,566	(2.3)%	(2.3)%
Average annual revenue per user (ARPU)(1) (€)	393	379	379	3.7%	3.7%
Average monthly usage per user (AUPU)(1) (in minutes)	175	158	158	10.8%	10.8%
(1)	See section 1.6.5 “Glossary”.

Revenues increased by 7.7% for the year ended December 31, 2004 on a historical basis and by 8.5% on a comparable basis. This growth was principally due to the 9.4% increase in network revenues, due to the significant increase in the number of customers (4.5%, reaching 21.2 million at the end of December 2004) and growth of ARPU. In 2004, ARPU increased by 3.7%, rising from €379 to €393. This improvement resulted in particular from the following factors:

-	the change of average monthly usage per user, AUPU, (see the definition in Section 1.6.5 “Glossary”), which increased by 10.8% during the year ended December 31, 2004;

-	the effect of the increase in the number of contract customers, whose ARPU is 3.2 times greater than that of prepaid customers. Contract customers represented 61% of the total number of active customers at December 31, 2004, compared to 58% a year earlier;

-	the change in ARPU benefited from the development of “non-voice” services, which accounted for 13.9% of network revenues for the year ended December 31, 2004, compared with 11.7% a year earlier.

ARPU increased despite the impact of a decrease of approximately 12.5% in the price of calls made from fixed line networks to the Orange France network, which occurred in January 2004.

In 2004, as in previous years, billing between mobile operators in France was conducted on the basis of the “Bill & Keep” arrangement.

“Bill & Keep” (literally “billed and kept”) refers to the method by which a mobile operator bills the subscriber who makes the call for the entire amount of the outgoing call towards another mobile subscriber (the called party), without paying back a share of the payment for access to the terminal portion of the other mobile operator’s network.

The “Bill & Keep” system was terminated on January 1, 2005.

Discontinuing use of the “Bill & Keep” arrangement will lead to an increase in the Orange France component’s revenues and to an increase in call termination charges, for a virtually equivalent amount.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.2.1.4.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets excluding licenses for the Orange France component

■	Operating income before depreciation and amortization

Total subscriber acquisition costs (see section 1.6.5 “Glossary”) increased by 18.2% from 2003. Subscriber retention costs (see section 1.6.5 “Glossary”), resulting from expenses incurred to maintain the client base in a competitive market, decreased by 11.7%, due to a reduction in the volume of customers upgraded to other offerings.

Subscriber acquisition and retention costs accounted for 11.0% of revenues during 2003 on a historical basis (11.7% on a comparable basis) and 11.2% during 2004. The policy to migrate prepaid customers to contracts was reflected in the decrease of the churn rate (see section 1.6.5 “Glossary”) for contract clients. The churn rate for contract customers decreased from 11.5% for the year ended December 31, 2003 to 10.5% for the year ended December 31, 2004 while the churn rate for prepaid customers increased from 27.2% to 31.3%.

Overall, operating expenses before depreciation and amortization went from €4,534 million in 2003 to €4,679 million, an increase of 3.2% on both a historical and a comparable basis, and revenues increased by 8.5% on a comparable basis (7.7% on a historical basis).

Operating income excluding depreciation and amortization for Orange France grew by 13.7% on a historical basis, rising from €3,450 million to €3,923 million for the year ended December 31, 2004. On a comparable basis, it increased by 15.5%. This strong growth reflects the improvement in operating profitability achieved by the Orange France component, with the margin rate of operating income before depreciation and amortization compared to revenues increasing from 43.2% at December 31, 2003 on a historical basis (42.8% on a comparable basis) to 45.6% at December 31, 2004.

■	Operating income

The amortization of assets has increased by 17.5% on a comparable basis. This increase is largely a reflection of the depreciation of the third-generation (UMTS) license and network from April 1, 2004. The license amounts to €629 million and will depreciate over 17 years and 5 months. The depreciation costs for the year ended December 31, 2004 were €27 million (see Note 9 of the Notes to the Consolidated Financial Statements).

Operating income increased by 12.7% on a historical basis, increasing from €2,748 million for the year ended December 31, 2003 to €3,099 million for the year ended December 31, 2004. On a comparable basis, operating income grew by 15.0%. This strong growth reflects the improvement in operating profitability achieved by the Orange France component with the margin rate of operating income as a proportion of revenues increasing from 34.4% at December 2003 on a historical basis (34.0% on a comparable basis) to 36.0% at December 2004.

■	Investments in tangible and intangible assets excluding GSM/UMTS licenses

Excluding UMTS and GSM licenses, the investments in tangible and intangible assets recorded an increase of 22.9%, reaching €1,046 million for the year ended December 31, 2004, compared to €851 million for the year ended December 31, 2003 (both on a historical and a comparable basis). This growth reflects the beginning of the roll-out of the third-generation (UMTS) network, as well as the intensification of the existing network in the territories partially or not covered by Orange France.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.2.1.5 Orange UK component

1.2.2.1.5.1 Operating indicators for the Orange UK component

The following table sets forth the main operating indicators of the Orange UK component at December 31, 2004 and 2003:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	6,137	5,932	5,819	3.5%	5.5%
Network revenues	5,550	5,323	5,221	4.3%	6.3%

Operating income before depreciation and amortization	1,993	2,012	1,972	(0.9)%	1.1%
Operating income before depreciation and amortization/Revenues	32.5%	33.9%	33.9%

Operating income	939	1,264	1,238	(25.7)%	(24.1)%
Operating income/Revenues	15.3%	21.3%	21.3%

CAPEX	573	769	754	(25.4)%	(24.0)%
CAPEX/Revenues	9.3%	13.0%	13.0%
Investments in UMTS/GSM licenses	0	0	0

Operating income before depreciation and amortization less CAPEX	1,420	1,244	1,218	14.2%	16.6%

Average number of employees (full-time equivalent)	11,941	11,382	11,382	4.9%	4.9%

1.2.2.1.5.2 Revenues of the Orange UK component

The following table sets forth revenues of the Orange UK component as well as operating data. The data on a comparable basis for 2003 include the impact of exchange rate fluctuations of the pound sterling:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues (€ millions)	6,137	5,932	5,819	3.5%	5.5%

Total number of customers (in thousands)	14,221	13,649	13,649	4.2%	4.2%
Of which:
Contract customers (in thousands)	4,707	4,457	4,457	5.6%	5.6%
Prepaid customers (in thousands)	9,514	9,192	9,192	3.5%	3.5%
Average annual revenue per user (ARPU)(1)(€)	273	271	271	0.7%	0.7%
Average monthly usage per user (AUPU)(1) (in minutes)	146	146	146	0.0%	0.0%
(1)	See section 1.6.5 “Glossary”.

On a historical basis, revenues increased by 5.5% at December 31, 2004, principally as a result of the positive impact of the pound sterling exchange rate fluctuations .

On a comparable basis, the 3.5% increase of revenues was mainly attributable to the 4.3% increase of network revenues.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The sustained growth of network revenues is the result of:

-	growth of 0.7%, in pounds sterling, of ARPU. This increase was aided by the development of non-voice services, which accounted for 17.6% of revenues at December 31, 2004 compared to 15.9% at December 31, 2003;

-	growth of 4.2% in the number of active customers, reaching 14.2 million at December 31, 2004, compared with 13.6 million in the previous year.

On June 1, 2004, the Office of Communications (“OFCOM”), the telecommunications regulatory authority in the United Kingdom, issued its decision requesting Orange, T-Mobile, O2 and Vodafone to lower their call termination rates for wireless calls. The wireless operators must ensure that their call termination rates do not exceed the average price of 6.31 pence per minute (for Orange and T-Mobile) and 5.63 pence per minute (for O2 and Vodafone) for the period from September 1, 2004 to March 31, 2006. The reduction in the rate will amount to a decrease of approximately 32% in termination call rates for the mobile network (incoming traffic).

1.2.2.1.5.3 Operating income Before Depreciation and amortization, operating income, and investments in tangible and intangible assets excluding licenses of the Orange UK component

■	Operating income before depreciation and amortization

On a comparable basis, customer subscriber costs increased by 26.0% in 2004. Subscriber retention costs, aimed at maintaining the number of customers in a competitive market, increased 40.1%. As a percentage of revenues, subscriber acquisition and retention costs increased from 13.6% at December 31, 2003 to 17.2% at December 31, 2004.

The 22.6% increase in the churn rate at December 31, 2003 (compared with 25.4% at December 31, 2004), reflects a heightened competitive market in 2004 compared to the previous year, due to the increase in the termination rate of prepaid offers (from 26.5% in 2003 to 30.5% in 2004). The termination rate of contract packages, however, remained virtually stable (from 23.5% in 2003 to 23.9% in 2004).

Overall, operating expenses before depreciation and amortization amounted to €4,144 million during 2004, compared with €3,846 million at the end of December 2003, an increase of 7.7% on a historical basis (5.7% on a comparable basis).

Operating income before depreciation and amortization increased by 1.1% on a historical basis. On a comparable basis it decreased 0.9%, reaching €1,993 million at December 31, 2004 compared with €2,012 million at December 31, 2003. On the same comparable basis, the margin of operating income before depreciation and amortization compared to revenues amounted to 32.5% at December 31, 2004 and 33.9% at the end of 2003.

■	Operating income

On a comparable basis, operating income for the Orange UK component decreased by 25.7% (24.1% on a historical basis) reaching €939 million at December 31, 2004, compared with €1,264 million at December 31, 2003. This decline reflects the decrease of operating income before depreciation and amortization combined with the growth of depreciation and amortization of fixed assets.

Depreciation and amortization increased by 40.7% on a comparable basis (43.5% on a historical basis). The increase is related principally to the beginning of the depreciation of the third-generation UMTS network and license since March 1, 2004. The UMTS license is depreciated over a residual period of 18 years, on a straight-line basis, and depreciation costs at December 31, 2004 were €272 million (see Note 9 of the Notes to the Consolidated Financial Statements).

■	Investments in tangible and intangible assets Excluding GMS and UMTS licenses

On a historical basis, investments in tangible and intangible assets excluding GMS and UMTS licenses amounted to €754 million at December 31, 2003, compared with €573 at December 31, 2004, a decrease of 24.0%.

On a comparable basis, the decrease amounted to 25.4% and mainly corresponds to (i) a decrease in investment expenses during 2004, following a first phase of significant investments during 2003 and (ii) the decline in capital expenditures on third-generation (UMTS) equipment and infrastructures.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.2.1.6 Rest of World component

1.2.2.1.6.1 Operating indicators of the Rest of World component

The table below sets forth the operating indicators of the Rest of World component at December 31, 2003 and 2004. The data on a comparable basis for 2003, presented below takes into account the impact of exchange rate fluctuations, particularly with regard to the Egyptian pound, the American dollar and the Dominican peso (in particular rate fluctuations following implementation of the hyperinflation accounting method during the second half of 2004). Changes in the scope of consolidation were related to the sale of Orange’s subsidiary in Denmark, sold on October 11, 2004 with effect from October 1, 2003, in the consolidated financial statements.

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	Historical	on a comparable basis (unaudited)	historical
Revenues(1)	5,096	4,122	4,315	23.6%	18.1%
Network revenues	4,639	3,757	3,928	23.5%	18.1%

Operating income before depreciation and amortization(2)	1,972	1,400	1,479	40.8%	33.3%
Operating income before depreciation and amortization/Revenues	38.8%	34.1%	34.4%

Operating income(2)	1,134	597	634	90.0%	79.0%
Operating income/Revenues	22.3%	14.5%	14.7%

CAPEX(2)	779	680	719	14.7%	8.5%
CAPEX/Revenues	15.3%	16.5%	16.7%
Investments in UMTS/GSM licenses	7	–	–	ns	ns

Operating income before depreciation and amortization less CAPEX(2)	1,193	720	760	65.5%	56.8%

Average number of employees (full-time equivalent)(2)	11,020	10,745	10,923	2.6%	0.9%
(1)	Includes €14 million of revenues from Orange Shared Functions for 2004 and €33 million for 2003, on both a comparable and historical basis. Data as published by France Telecom Group.

(2)	Data from the Orange Rest of World component excluding Orange Group Shared Functions.

1.2.2.1.6.2 Revenues of the Rest of World component

The following table sets forth revenues and the number of customers for the Orange Rest of World component.

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Orange Rest of World Revenues(1) (in millions of €)	5,096	4,122	4,315	23.6%	18.1%

Total number of subscribers (in thousands)	18,503	14,585	15,161	26.9%	22.0%
(1)	Includes €14 million of revenues from Orange Group Shared Functions for 2004 and €33 million for 2003, on both a comparable and historical basis. Data as published by France Telecom Group.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

On a historical basis, revenues increased by 18.1%. On a comparable basis, revenues increased by 23.6% at December 31, 2004, which reflects the 23.5% increase of in network revenues.

This largely reflected the 26.9% increase (on a comparable basis) of the number of active customers, which reflected the roll-out of the Orange brand in 2003. Since December 31, 2003, the number of subscribers has increased by 3.9 million, principally in Romania, Egypt, Slovakia and the Netherlands.

The growth on a comparable basis of 23.6% of the Orange Rest of World component’s revenues is related to the results achieved in Belgium, Romania, the Netherlands and Egypt.

In Belgium, revenues grew by 15.2%, reaching €1,344 million at December 31, 2004, from €1,167 million at December 31, 2003 (on both a historical and comparable basis). ARPU increased by 5.8% compared to 2003, reaching €440 at December 31, 2004. The number of customers for the Mobistar group increased by 8.8% (totaling 2.8 million customers) during 2004.

In the Netherlands, revenues increased by 27.3% (on both a historical and comparable basis), reaching €592 million at December 31, 2004. ARPU declined by 13.4% compared to 2003, amounting to €348 at December 31, 2004. The number of Orange Netherlands customers increased by 28.3% (reaching 1.7 million customers) at December 31, 2004.

The sale of Orange’s subsidiary in Denmark was completed on October 11, 2004. Between the first nine months of 2004 and the first nine months of 2003, Orange Denmark’s revenues increased by 3.6%, reaching €202 million at September 30, 2004 compared with €195 million at September 30, 2003.

In Switzerland, revenues increased by 9.4%, reaching €834 million at December 31, 2004 on a comparable basis (an increase of 7.7% on a historical basis). ARPU was €683 at December 31, 2004, compared to €712 at December 31, 2003 (on a historical basis). The number of Orange Switzerland customers increased by 4.8% (reaching 1.1 million customers) at December 31, 2004.

In Romania, revenues increased by 47.0%, reaching €624 million at December 31, 2004 on a comparable basis (an increase of 33.6% on a historical basis). ARPU declined to €148 at December 31, 2004, compared to €169 at December 31, 2003, a decrease of 12.4% on a historical basis. The number of Orange Romania customers increased by 48.9% (reaching 4.9 million customers) at December 31, 2004.

In Slovakia, revenues increased by 18.2%, reaching €480 million at December 31, 2004 on a comparable basis (an increase of 22.5% on a historical basis). ARPU increased 5.6%, reaching €209 at December 31, 2004, from €198 at December 31, 2003, on a historical basis. The number of Orange Slovensko customers increased by 14.3% (reaching 2.4 million customers) at December 31, 2004.

In Egypt, revenues grew by 35.2%, reaching €430 million at December 31, 2004 on a comparable basis (an increase of 15.5% on a historical basis). ARPU declined to €167 at December 31, 2004, compared to €194 at December 31, 2003 on a historical basis. The number of ECMS (a subsidiary of which 71.25% was held at December 31, 2004) customers increased by 34.3% (attaining 2.9 million customers) at December 31, 2004.

Other subsidiaries include Orange Ivory Coast, Orange Cameroon, Orange Madagascar, Orange Dominicana and Orange Botswana. Globally, revenues from these subsidiaries increased 57.9%, reaching €581 million at December 31, 2004 on a comparable basis (an increase of 43.8% on a historical basis). The number of customers for all of the companies increased by 29.9% (attaining 2.7 million customers) during 2004.

1.2.2.1.6.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets excluding licenses of the Rest of World component

■	Operating income before depreciation and amortization

On a comparable basis, subscriber acquisition costs increased 22.8% in 2004. Subscriber retention costs, aimed at maintaining the number of clients in a competitive market, increased by 61.9%. Subscriber acquisition and retention costs, as a percentage of revenues, increased from 9.8% at December 31, 2003 to 10.7% at December 31, 2004.

Overall, operating expenses before depreciation and amortization amounted to €3,115 million at December 31, 2004, compared to €2,704 million at December 31, 2003, an increase of 15.2% on a comparable basis.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Operating income before depreciation and amortization grew by 40.8%, reaching €1,972 million at December 31, 2004, compared with €1,400 million at December 31, 2003 on a comparable basis. On this same comparable basis, the margin rate of operating income before depreciation and amortization as a percentage of revenues amounted to 38.8% at December 31, 2004, compared to 34.1% at December 31, 2003.

■	Operating income

Operating income increased by 90.0%, reaching €1,134 million at December 31, 2004, compared to €597 million at December 31, 2003 (on a comparable basis). This growth reflects the sustained growth of operating income before depreciation and amortization for the Orange Rest of World component, compounded by virtually stable depreciation and amortization (excluding goodwill) of investments in tangible and intangible assets.

■	Investments in tangible and intangible assets excluding GSM and UMTS licenses

Investments in tangible and intangible assets excluding GSM and UMTS licenses amounted to €779 million at December 31, 2004, compared to €680 million at December 31, 2003, an increase of 14.7% between the two periods on a comparable basis. During 2004, expenses relating to the extension of a second-generation GSM license amounted to €7 million. The expenses related to the purchase of 1800MHZ frequencies for Orange’s subsidiary in the Dominican Republic, for the purpose of increasing the roaming capture rate for visitors connecting to the Orange Dominicana wireless network to make and receive calls.

1.2.2.1.7 Orange Group Shared functions of the Orange segment

Shared Functions concern activities relating to the development of the Orange brand, products and services, as well as group-wide operating expenses attributable to Orange and its subsidiaries.

1.2.2.1.7.1 Operating indicators for the Shared Functions component

The following table sets forth the principal operating indicators of the Shared Functions component of the Orange segment at December 31, 2003 and 2004.

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Operating income before depreciation and amortization	(373)	(324)	(323)	(15.1)%	(15.3)%

Depreciation and Amortization	(21)	(31)	(32)	33.7%	33.9%

Operating income	(394)	(355)	(355)	(10.9)%	(10.9)%

CAPEX	35	39	38	(10.1)%	(9.9)%
Investments in UMTS/GSM licenses

Operating income before depreciation and amortization less CAPEX	(408)	(363)	(361)	(12.4)%	(13.0)%

Average number of employees (full-time equivalent)	671	796	798	(15.7)%	(15.9)%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.2.1.7.2 Operating income before depreciation and amortization and operating income of the Shared Functions component

The decrease in operating income before depreciation and amortization and in operating income is due principally to the increase in costs connected to (i) the enhancement of the Orange brand, aimed at improving its visibility and image through sponsorship (for example, Catamaran and Formula 1) and advertising campaigns, and (ii) the development of Orange products and services, such as platforms enabling distribution of content, emails and MMS (multimedia messages).

1.2.2.2 Wanadoo segment

On September 1, 2004 Wanadoo S.A. and Wanadoo France merged with France Telecom following the acquisition of the Wanadoo S.A. minority interests (see Note 3 of the Notes to the Consolidated Financial Statements).

In addition, 36.93% of the share capital of PagesJaunes was listed on the French stock exchange (see Note 3 of the Notes to the Consolidated Financial Statements).

Wanadoo is a major player in the European Internet and directories market with, at December 31, 2004, approximately 9.5 million Internet access clients, including more than 4.3 million ADSL and cable subscribers, and more than 333,000 directory advertisers. Wanadoo has over 4.3 million broadband (ADSL and cable) subscribers. Wanadoo is the leading Internet access provider in France and the United Kingdom; it is the second largest in Spain (broadband) and third largest in the Netherlands (broadband).

Wanadoo activities are divided into two components:

-	“Access, Portals and e-Commerce” activities; and

-	“Directories” activities.

1.2.2.2.1 Operating indicators for the Wanadoo segment

The following table sets forth the main operating indicators of the Wanadoo segment at December 31, 2003 and 2004:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	Historical	on a comparable basis (unaudited)	historical
Revenues	2,854	2,597	2,617	9.9%	9.1%

Operating income before depreciation and amortization	327	346	347	(5.5)%	(5.9)%

Operating income before depreciation and amortization / Revenues	11.5%	13.3%	13.3%

Operating income	257	277	250	(7.1)%	2.8%

Operating income/Revenues	9.0%	10.7%	9.5%

CAPEX	127	58	76	120.9%	67.4%

CAPEX/Revenues	4.4%	2.2%	2.9%

Operating income before depreciation and amortization less CAPEX	200	288	271	(30.7)%	(26.4)%

Average number of employees (full-time equivalent)	6,333	6,446	6,568	(1.8)%	(3.6)%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table sets forth the transition of figures for the Wanadoo segment on a historical basis to figures on a comparable basis for the 2003 financial year. The changes in the scope of consolidation relate principally to the sales of Wanadoo Belgique (Belgium) Wanadoo Editions and FIT Productions:

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees
Figures on a historical basis at December 31, 2003	2,617	347	250	76	271	6,568
Changes in the scope of consolidation	(27)	0	28	(18)	19	(122)
Other variations(2)	0	(1)	(1)	0	(2)
Exchange rate fluctuations(3)	7	0	0	0	0	0
Figures on a comparable basis at December 31, 2003	2,597	346	277	58	288	6,446
(1)	Before elimination of inter-segment transactions.

(2)	Change in accounting method regarding revenues from advertising sold in electronic directories.

(3)	Impact of exchange rate fluctuations between the average exchange rate in 2003 and the average exchange rate in 2004.

1.2.2.2.2 Revenues of the Wanadoo segment

The following table sets forth the breakdown of revenues between the two components of the Wanadoo segment:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	Historical	on a comparable basis (unaudited)	historical
Access, Portals and e-Commerce	1,879	1,687	1,708	11.3%	10.0%
Directories	984	917	918	7.3%	7.3%
Inter-segment eliminations	(9)	(7)	(9)	ns	ns

Wanadoo revenues	2,854	2,597	2,617	9.9%	9.1%

Of which:
Revenues in France	2,164	1,976	1,997	9.5%	8.4%
Revenues outside France	690	621	620	11.1%	11.3%

Number of active users(1) (in thousands)	9,464	9,144	9,153	3.5%	3.4%
Of which:
Active users in France	5,038	4,520	4,520	11.5%	11.5%
Active users outside France	4,427	4,624	4,633	(4.3)%	(4.4)%
(1)	Subscribers who connected at least once during the past 30 days.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

On a historical basis, revenues of the Wanadoo segment increased by 9.1% during 2004. This growth mainly reflected the positive impact of the growth of Internet access (particularly broadband). International activities contributed 24.2% of the revenues of the Wanadoo segment in 2004, compared to 23.7% in 2003. The Access, Portals and e-Commerce component increased by 10.0%, while the Directories component increased by 7.3% on a historical basis.

On a comparable basis, activity increased by 9.9% between December 31, 2003 and 2004, including growth of 11.3% in the Access, Portals and e-Commerce component and 7.3% in the Directories component.

1.2.2.2.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets of the Wanadoo segment

■	Operating income before depreciation and amortization

On a historical basis, operating income before depreciation and amortization of the Wanadoo segment decreased by 5.9%, from €347 million at December 31, 2003 to €327 million at December 31, 2004. On a comparable basis, operating income before depreciation and amortization dropped from €346 million to €327 million, a decrease of 5.5%. At December 31, 2004, operating income before depreciation and amortization amounted to 11.5% of revenues, compared to 13.3% at December 31, 2003.

■	Operating income

On a historical basis, operating income increased by 2.8% from €250 million at December 31, 2003 to €257 million at December 31, 2004. On a comparable basis, this amounted to a decrease of 7.1% and reflected the decline of operating income before depreciation and amortization compounded by the 1.3% increase of depreciation and amortization of tangible and intangible assets.

■	Investments in tangible and intangible assets

On a historical basis, investments in tangible and intangible assets of the Wanadoo segment increased significantly by 67.4% in 2004. On a comparable basis, the increase amounted to 120.9%.

1.2.2.2.4 Access, Portals and E-Commerce component

1.2.2.2.4.1 Operating indicators of the Access, Portals and e-Commerce component

The following table presents operating indicators of the Access, Portals and e-Commerce component at December 31, 2004 and 2003:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	1,879	1,687	1,708	11.3%	10.0%

Operating income before depreciation and amortization	(23)	45	45	ns	ns
Operating income before depreciation and amortization/Revenues	(1.2)%	2.7%	2.7%

Operating income	(81)	(10)	(38)	ns	ns
Operating income/Revenues	(4.3)%	(0.6)%	(2.2)%

CAPEX	118	45	64	159.8%	84.9%
CAPEX/Revenues	6.3%	2.7%	3.7%

Operating income before depreciation and amortization less CAPEX	(141)	0	(18)	ns	ns

Average number of employees (full-time equivalent)	1,915	2,039	2,161	(6.1)%	(11.4)%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.2.2.4.2 Operating income of the Access, Portals and E-Commerce component

The following table sets forth operating income and operating data for the Access, Portals and e-Commerce component, as well as information relating to its business activity:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues of Access, Portals and e-Commerce	1,879	1,687	1,708	11.3%	10.0%

Number of active subscribers (in thousands)	9,464	9,144	9,153	3.5%	3.4%
Of which:
– Broadband customers (ADSL and cable (in thousands))	4,371	2,452	2,453	78.2%	78.2%
– Customers outside France (in thousands)	4,427	4,624	4,633	(4.3)%	(4.4)%
Overall connectivity ARPU(1) (in €)	14	–	13	–	5.2%
Broadband connectivity ARPU(1) (in €)	23	–	27	–	(15.7)%
(1)	See section 1.6.5 “Glossary.”

In 2004, revenues increased by 10.0% on a historical basis and by 11.3% on a comparable basis.

This increase was mainly generated by revenues from “Internet Access services”. The increase of revenues from “access” was mainly the result of the 3.5% growth in the base of active customers (an additional 320,000 customers), especially growth in the number of broadband (ADSL and cable) customers. The number of such customers increased from 2.45 million customers at December 31, 2003 to 4.37 million at December 31, 2004 (an increase of approximately 46% in its European customer base). This growth was based on the acquisition of new customers but also on the migration of Wanadoo customers to broadband offers from narrowband. The annual fluctuations in the base of broadband customers expressed on a quarterly basis was 415,000 during the first quarter of 2004, 398,000 during the second, 399,000 during the third and 706,000 during the fourth. The increase in customer base, and the shift in mix to higher priced offers, explains the increase in revenues as well as the ARPU (average monthly revenue per subscriber) of all offers, which increased by 5.2%. Conversely, the intense competition, in particular with regard to broadband, contributed to the decline in the ARPU of broadband offers (a decline of 15.7% in 2004).

In France, the rapid development of broadband access that began in 2002 continued, with 3.0 million Wanadoo broadband subscribers in France at December 31, 2004, a 63% increase compared with December 31, 2003. The combined ARPU for all offers reached €17.60 per month in December 2004, compared with €17.80 per month at December 2003, mainly as a result of price pressure on the market.

In the United Kingdom, the rapid increase in access revenues was due mainly to a growth in subscription customers, particularly ADSL. The base of ADSL customers was 0.57 million at December 31, 2004, compared to 0.41 million at December 31, 2003, accounting for 24% of total active customers (2.4 million) at December 31, 2004, compared to almost 7% in the previous year (2.6 million). The development of the Wanadoo UK (ex-Freeserve) broadband customer base partially offset the decrease in the global customer base (0.221 million). Moreover, the transformation of the customer base resulted in an ARPU for all offers combined reaching €10.90 at December 31, 2004, an increase of 19% compared to the same period in 2003.

In Spain, the total customer base for all offers also decreased although at the same time the broadband customer base virtually doubled to 379,000 customers, compared to 190,000 a year earlier. The broadband share of the customer base increased from 12% in 2003 to 26% in 2004. This transformation of the customer base increased the ARPU from €10.10 at the end of 2003, to €10.60 at the end of 2004.

In the Netherlands, Wanadoo had 630,000 customers at the end of December 2004. Broadband customers represented 72% of the total customer base. ARPU for all offers combined amounted to €8.20 at the end of December 2004, an increase of 9.6% compared with the previous year.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Revenues from e-Commerce activities, including alapage.com and marcopoly.com, amounted to €67 million at December 31, 2004, compared to €63 million at December 31, 2003, a 6.5% increase. The beneficial effects of the implementation of a market place intermediation platform and the development of a downloading offer have largely offset the occasional slowdown of the growth rate due to the refocusing in 2004 on consumer online sales (mostly cultural products, essentially high technology and recreation).

1.2.2.2.4.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets of the Access, Portals and E-Commerce component

■	Operating income before depreciation and amortization

Operating expenses excluding depreciation and amortization amounted to €1,902 million at December 31, 2004, compared to €1,663 million at December 31, 2003 (on a historical basis), an increase of 14.4%. On a comparable basis, the increase was 15.8% and related to the 78% increase of the broadband customer base, as much through the acquisition of new customers as through the migration from narrowband offers to broadband offers. The acquisition of a broadband customer is characterized by the cost of purchasing modems, the fees for accessing the service and higher commissions than those paid to acquire a narrowband customer. Operating expenses before depreciation and amortization also recorded a negative impact of €30 million related to the rebranding of Wanadoo UK (ex-Freeserve), which took place during the first half of 2004.

Operating income before depreciation and amortization for the Access, Portals and e-Commerce component declined from an income of €45 million at December 31, 2003 (on both a historical and comparable basis) to an operating loss of €23 million at December 31, 2004. This was due to:

-	the transformation of the customer base to broadband customers who generate a higher ARPU in a context of high acquisition costs to win over those customers;

-	the decline of the narrowband customer base and the related margin.

This decline was partially offset by economies of scale related to the increase in the customer base, as well as to cost control.

As a percentage of revenues, operating income before depreciation and amortization changed from 2.7% in 2003 to negative 1.2% in 2004.

■	Operating income

Operating income/loss declined from a loss of €38 million at December 31, 2003 (on a historical basis) and a loss of €10 million on a comparable basis, to a loss of €81 million at December 31, 2004.

■	Investments in tangible and intangible assets

On a historical basis, investments in tangible and intangible assets recorded a significant increase of 84.9%, reaching €118 million at December 31, 2004, compared to €64 million at December 31, 2003. The impact of the sale of FIT Production and Wanadoo Editions amounted to a total of €17 million.

On a comparable basis, investments in tangible and intangible assets increased by 159.8% in 2004. This increase is related primarily to (i) the modems leased to broadband subscribers and (ii) the investments necessary for the launching of “Voice over IP” offers.

1.2.2.2.5 Directories component

The Directories component includes all the activities relating to the publishing of printed and on-line directories, their distribution, the sale of advertising space, the selling of marketing data and the creation of Internet sites for advertisers.

The activities include the following services:

-	PagesJaunes, providing access to professional subscribers (PagesJaunes in its printed version, Internet version pagesjaunes.fr, PagesJaunes Minitel 3611, PagesJaunes is also available on WAP and WAP GPRS color);

-	the Directory, enabling an alphabetical search of an individual or a company (formerly White Pages);

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	Qui Donc (reverse research directory present on the WAP service and WAP GRPS color, in the paying services on the Group’s Internet Portals: wanadoo.fr and “voila.fr” and also accessible from pages.jaunes.fr and quidonc.fr);

-	Kompass products (worldwide database of company information accessible on the Internet, Intranet, CD-Rom, printed media and Minitel);

-	PagesPro (professional printed directory on the Internet or on CD-Rom);

-	Internet website creation;

-	Wanadoo Data (direct marketing, marketing of files concerning individuals and businesses and hosting services for data bases, for computer processing of addresses, emailing, data improvement and analysis of customer files);

-	activities abroad, especially QDQ in Spain (sale of advertising in the printed directory “la Guia Util” and on the Internet at qdq.com);

-	Mappy (formerly Wanadoo maps, online geographical services and services that provide photographs of municipalities/cities).

1.2.2.2.5.1 Operating indicators of the Directories component

The following table sets forth the operating indicators for the Directories component:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	984	917	918	7.3%	7.3%

Operating income before depreciation and amortization	413	334	335	23.7%	23.2%
Operating income before depreciation and amortization/Revenues	42.0%	36.4%	36.5%

Operating income	403	322	322	25.3%	25.0%
Operating income/Revenues	41.0%	35.1%	35.1%

CAPEX	8	11	11	(27.5)%	(27.5)%
CAPEX/Revenues	0.8%	1.2%	1.2%

Operating income before depreciation and amortization less CAPEX	406	323	324	25.4%	24.9%

Average number of employees (full-time equivalent)	4,233	4,259	4,268	(0.6)%	(0.8)%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.2.2.5.2 Revenues of the Directories component

The following table sets forth, revenues for the Directories component for 2003 and 2004:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Directories revenues (in millions of €)	984	917	918	7.3%	7.3%

Number of Internet advertisers (in thousands)	333	278	278	19.8%	19.8%

Revenues for the Directories component amounted to €984 million at December 31, 2004, an increase of 7.3%, compared with December 31, 2003 on both a historical and comparable basis. This growth was due to:

-	the improvement of the offer for both printed directories and online services, as a result of the successful launching of innovative advertising formats;

-	the increase in average revenues per advertiser;

-	the acquisition of new customers;

-	the increase in tariffs, to a lesser extent.

■	PagesJaunes in France

Revenues for PagesJaunes, in France, amounted to €908 million at December 31, 2004 compared to €848 million at December 31, 2003 (on a comparable basis), an increase of 7.2%. The improvement in PagesJaunes France’s activities led by the 22.2% increase in revenues from online services and an increase of 4.0% in printed directories, partially offset by the decline in revenues from other activities:

-	revenues for printed directories increased from €595 million at December 31, 2003 to €619 at December 31, 2004 (on a comparable basis), as a result of the launching of new advertising formats for the printed directories (publication of a pocket edition for Paris in May 2004, in particular) and the development of advertising products resembling local posters.

-	revenues for online services amounted to €255 million at December 31, 2004, compared to €208 million at December 21, 2003 (on a comparable basis) and accounted for almost 28% of revenues for PagesJaunes in France for 2004, compared with 25% in 2003. This growth results principally from the 55% increase in revenues of pages.jaunes.fr during that period, from the enhancement of product lines such as the “Totem” poster offers from pages.jaunes.fr, as well as an increase in tariffs that was lower than the increase in visitors. The average number of monthly visitors to pages.jaunes.fr rose from 21.3 million in 2003 to 31.9 million in 2004, an annual increase of 50%.

-	revenues from other activities decreased from €44 million at December 31, 2003 to €35 million at December 31, 2003 (on a comparable basis) a drop of 21.2% due to the significant decrease in sale prices imposed on France Telecom in September 2003 for the sale of on-demand access.

■	International activities and other subsidiaries

Revenues for international activities and for the other subsidiaries improved by 8.4% compared to the end of 2003, reaching €76 million on a comparable basis at December 31, 2004. This growth was principally due to the improvement in revenues of the subsidiary QDQ Media in Spain:

-	revenues for QDQ Media improved 13.9% at December 31, 2004, reaching almost €37 million, compared to the end of 2003, on a comparable basis. This growth results from the development of the average revenue per advertiser on the printed version and the doubling of revenues from qdq.com’s Internet activities;

-	revenues from other subsidiaries, including Kompass France, Wanadoo Data and Mappy, which increased by 3.8% between 2003 and 2004, reaching €39 million.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.2.2.5.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets of the Directories component

■	Operating Income before depreciation and amortization

Operating income before depreciation and amortization increased by 23.7% (23.2% on a historical basis), from €334 million at December 31, 2003, to €413 million at December 31, 2004. This improvement was achieved essentially (i) from the sustained growth of revenues, and (ii) better control over publication costs (paper, printing and distribution of the directories), as well as by making better use of the pagination of the directories, economies of scale on purchases of paper and print costs and (iii) a favorable “price effect” on paper.

In Spain, QDQ confirmed its recovery, taking advantage of its revenue growth and its restructuring plan, which was completed at the beginning of 2004. In relation to revenues, operating income before depreciation and amortization increased from 36.5% on a historical basis (36.4% on a comparable basis) at December 31, 2003 to 42.0% at December 31, 2004, an increase of approximately 5 points.

■	Operating income

On a historical basis, operating income increased by €81 million, from €322 million at December 31, 2003 to €403 million at December 31, 2004, an increase of 25.0% (25.3% on a comparable basis).

■	Investments in tangible and intangible assets

Investments in tangible and intangible assets remain very low on a structural basis at the Group level. Between December 31, 2003 and December 31, 2004, investments in tangible and intangible assets of this component decreased by 27.5%, from €11 million on a historical and comparable basis at the end of 2003 to €8 million at the end of 2004, which represents less than 1% of revenues.

❖❖❖❖❖

1.2.2.3 Fixed Line, Distribution, Networks, Large Customers and Operators segment

The Fixed Line, Distribution, Networks, Large Customers and Operators segment includes the France Telecom Group’s fixed line services, mainly in France, in particular fixed line telephony, services to operators, business services, cable TV, retail agencies, the sale and rental of equipment, as well as support functions (including research and development services, logistics and purchasing), and the information system component.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.2.3.1 Operating Indicators for the Fixed Line, Distribution, Networks, Large Customer and Operators segment

The following table presents operating indicators for the Fixed line, distribution, networks, large customer and operators segment at December 31, 2004 and 2003:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	21,681	21,749	21,761	(0.3)%	(0.4)%

Operating income before depreciation and amortization	7,956	7,634	7,590	4.2%	4.8%
Operating income before depreciation and amortization/Revenues	36.7%	35.1%	34.9%

Operating income	4,986	4,293	4,066	16.1%	22.6%
Operating income/Revenues	23.0%	19.7%	18.7%

CAPEX	1,439	1,353	1,356	6.3%	6.2%
CAPEX/Revenues	6.6%	6.2%	6.2%

Operating income before depreciation and amortization less CAPEX	6,517	6,281	6,234	3.7%	4.5%

Average number of employees (full-time equivalent)	113,550	120,038	120,037	(5.4)%	(5.4)%

The following table sets forth the transition of figures for the Fixed Line, Distribution, Networks, Large Customers and Operators segment on a historical basis to figures on a comparable basis for the 2003 financial year. As there were virtually no changes in the scope of consolidation, the impact on the figures on a comparable basis relate mainly to changes in accounting methods and exchange rate fluctuations:

(€ millions)	Variations(1) on a comparable basis
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2003 figures on a historical basis	21,761	7,590	4,066	1,356	6,234	120,037

Changes in the scope of consolidation	(1)	1	1	(1)	2	0
Other changes	(1)	(2)	168	(1)	(1)	1
Exchange rate fluctuations(2)	(10)	45	58	(1)	46	0

2003 figures on a comparable basis	21,749	7,634	4,293	1,353	6,281	120,038
(1)	Before elimination of inter-segment transaction figures.

(2)	Impact of exchange rate fluctuations between the average exchange rate in 2003 and the average exchange rate in 2004.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.2.3.2 Revenues from the Fixed Line, Distribution, Networks, Large Customers and Operators segment

The following table sets forth revenues for the Fixed Line, Distribution, Networks, Large Customer and Operators segment for the years ended December 31, 2004 and 2003, in addition to the variation between the periods, expressed as percentages:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Consumer Services	10,866	11,284	11,304	(3.7)%	(3.9)%
Business Services	6,394	6,706	6,695	(4.7)%	(4.5)%
Carrier Services	3,940	3,365	3,367	17.1%	17.0%
Other revenues	481	394	395	21.9%	21.7%

Fixed Line, Distribution, Networks, Large Customers and Operators revenues	21,681	21,749	21,761	(0,3)%	(0,4)%

Revenues from the Fixed Line, Distribution, Networks, Large Customers and Operators segment decreased by 0.3% on a comparable basis in 2004 (0.4% on a historical basis). The significant improvement compared to the preceding year (a decrease of 2.4% for 2003 on a comparable basis) was related to the rapid development of ADSL access and the unbundling of broadband telephone lines. At December 31, 2004, the total number of customers with access to ADSL and unbundled lines (including partially and completely unbundled lines) amounted to 6.3 million compared to 3.3 million a year earlier, an increase of 89%.

At the same time, revenues from traditional telephone services (subscriptions and calling packages) in the Consumer and Business markets recorded a decrease of 6.6% on a comparable basis (6.5% on a historical basis), principally linked to the 8.8% decrease in the volume of telephone traffic (switched voice services), reflecting both the loss of market share and the market decline in terms of interconnections. With regard to local traffic, France Telecom’s market share amounted to 71.3% in December 2004, compared to 75.8% in 2003, a decline of 4.5 points in 2004. On the long-distance communications market, France Telecom’s market share amounted to 59.6% in December 2004, compared with 61.8% in December 2003, which reflects an annual decline of 2.2 points in 2004. Similarly, the global market for telephone communications, measured by interconnection rates, experienced a decline of 4.2% in 2004.

Revenues from telephone subscriptions in the Consumer and Business markets decreased 1.1% on a comparable basis (1.3% on a historical basis) as a result of the negative impact resulting from the unlisted number option becoming a free service as of August 6, 2003 and the 0.5% decrease in the number of telephone lines (excluding completely unbundled lines). At December 31, 2004, the number of telephone lines reached 33.7 million compared with 33.9 million at December 31, 2003. The effects were partially offset by the regular development of additional options and services that are complementary to the standard subscription.

Including completely unbundled lines, the number of telephone lines totalled 33.8 million at December 31, 2004, an annual decrease of 0.2%, following a decrease of 0.6% in 2003.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.2.3.2.1 Revenues from Consumer Services

The following table sets forth revenues and other operating data for Consumer Services for the years ended December 31, 2004 and 2003, in addition to the variation between the two expressed as a percentage:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Subscription fees	4,079	4,105	4,106	(0.6)%	(0.7)%
Telephone communications	3,580	3,978	3,964	(10.0)%	(9.7)%
Online services and Internet access	1,015	902	973	12.6%	4.3%
Other consumer services	2,192	2,299	2,260	(4.7)%	(3.0)%

Consumer services revenues	10,866	11,284	11,304	(3.7)%	(3.9)%

Number of consumer telephone lines(1) (2) (in millions)	27.5	–	27.6	–	(0.6)%

Voice traffic of consumer subscribers (in billions of minutes)	53.9	–	59.2	–	(8.8)%

Number of prepaid communication subscriptions and price plans(2) (in millions)	10.6	–	9.0	–	17.2%
Number of prepaid communication subscribers(2) (in millions)	8.7		8.8		(1.4)%

Consumer traffic for online services and narrowband Internet access (in billions of minutes)	21.0	–	23.3	–	(10.0)%

Number of Consumer subscriptions to ADSL(2) (in thousands)	2,933	–	1,738	–	68.8%
(1)	This number includes analog (standard) lines (excluding completely unbundled lines) and Numeris (ISDN) channels, each of which is counted as one line. The number of consumer Numeris channels at December 31, 2003 amounted to 1.1 million, a decrease of 1.5%.

(2)	At the end of the period.

■	Consumer Subscriptions

The 0.6% decrease on a comparable basis of consumer subscriptions (0.7% on a historical basis) is due to the unlisted number option becoming a free service as of August 6, 2003 and the 0.6% decline in the number of telephone lines. These effects were partially offset by the regular development of additional options and services complementary to the standard subscription.

■	Consumer Telephone Communications

Revenues from consumer telephone communications decreased by 10.0% during 2004 on a comparable basis (9.7% on a historical basis). This decrease was due to:

-	the 8.8% decrease in call volume, as a result of both a decrease of France Telecom’s market share and the decline in the overall market based on interconnections;

-	the impact of successive decreases in the average cost of calls to wireless numbers (in July 2003 and March 2004 for calls made to Bouygues Telecom numbers, and in January 2004 for calls to Orange and SFR) compounded by the weaker growth of calls to wireless numbers generally.

Simultaneously, offers for calling packages continued to grow rapidly and accounted for 10.6 million customers at December 31, 2004 (calling packages and subscriptions), particularly due to the success of the unlimited calling offers and “le Plan” launched in June 2004. Calling packages (including unlimited packages) accounted for 28.5% of consumer telephone communications revenues in 2004, compared to 21.2% in 2003, thereby enabling the share of recurring revenues from consumer subscribers to grow significantly. In 2004, revenues from subscriptions and calling packages amounted to 66.6% of all revenues for subscriptions and consumer telephone communications, compared with 60.4% in 2003 and 53.9 in 2002.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Online Services and Consumer Internet Access

The 12.6% overall increase in 2004 of revenues from online services and consumer Internet access was linked to the development of wholesale sales of ADSL access to Wanadoo France and to a lesser extent direct sales of ADSL as part of digital television offers and videoconferencing through the telephone. At December 31, 2004, the number of consumer ADSL accesses sold amounted to 2.933 million compared with 1.738 million a year earlier. The impact of this development was partially offset by the decline in the number of narrowband Internet offers and the decrease in revenues from the Teletel data communication kiosk services, reflecting the downward trend of telematic traffic, which decreased by 26.2% in 2004.

■	Other Consumer Services

Revenues from other consumer services decreased 4.7% during 2004 due mostly to the 16.6% decrease in revenues from payphone services and telephone card services, which reflected the 19.8% decrease in the traffic volume for these services. The remainder of the decrease related to revenues from the network distribution services of the agencies in France, furnished to other partners of the France Telecom Group (principally Orange France and Wanadoo France) for the marketing of their services.

Revenues from “equipment sales and rentals” remained stable compared to the previous year. The increase in sales of wireless equipment (handsets, accessories and Mobicarte recharges) offset the downturn in the sale and rental of equipment for fixed line services.

Revenues from cable television increased by 5.7% on both a historical and comparable basis, with 2.0% growth in the number of subscribers (872,000 at December 31, 2004, compared with 855,000 a year earlier).

1.2.2.3.2.2 Revenues from Business Services

The following table sets forth revenues and operating data for business services for the years ended December 31, 2004 and 2003, in addition to the variations between the periods expressed as percentages:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Business fixed line telephony	3,011	3,327	3,327	(9.5)%	(9.5)%
Business networks	2,509	2,531	2,526	(0.9)%	(0.7)%
Other business services	874	848	842	3.1%	3.8%

Business services revenues	6,394	6,706	6,695	(4.7)%	(4.5)%

Number of business telephone lines(1)(2) (in millions)	5.9	–	5.9	–	(0.0)%

Voice traffic of business subscribers (in billions of minutes)	19.6	–	21.5	–	(8.5)%

Business traffic in online services and low speed Internet access (in billions of minutes)	13.3	–	19.5	–	(31.8)%

Total number of permanent accesses to data networks(1) (in thousands)	235.2	–	227.0	–	3.6%
Of which:
Number of IP-VPN accesses(1) (in thousands)	169.5	–	150.6	–	12.5%

Total number of leased lines to businesses(1) (in thousands)	189.0	–	231.2	–	(18.3)%
(1)	At the end of the period.

(2)	This number includes analog (standard) lines (excluding completely unbundled lines) and Numeris (ISDN) channels, each of which is counted as one line. The number of business Numeris channels at December 31, 2004 was 3.8 million, an annual increase of 0.7% compared with 2003.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Business Fixed Line Telephony

The 9.5% decline in revenues for business fixed line telephony during 2004 (on both a historical and comparative basis) was related to (i) the 15.8% decrease on a comparable basis of revenues from business telephone communications (a decrease of 15.3% on a historical basis), (ii) the 2.7% decrease on a comparable basis of revenues from business subscriptions (a decrease of 3.3% on a historical basis), and (iii) the 1.6% decrease on a comparable basis (1.5% on a historical basis) of revenues from online business services.

Revenues from business telephone communications contributed approximately half of the revenues from business fixed line telephony in 2004. The decrease of 15.8% on a comparable basis recorded in 2004 was linked to:

-	the effect of the decrease in the cost of calls to wireless numbers which occurred in 2003 and 2004, and the effects of discounted pricing for businesses; and

-	the decrease in call volume as a result of both a decrease of France Telecom’s market share and the decline in the overall market based on interconnections.

Business telephone subscriptions amounted to approximately 44% of the revenues from business fixed line telephony in 2004. The 2.7% decrease in revenues from Business subscriptions (on a comparable basis) was related to the unlisted number option becoming a free service on August 6, 2003 and to the implementation of more attractive offers with volume discounts in more densely populated zones. Moreover, the number of equivalent telephone lines, which amounted to 5.9 million at December 31, 2004, remained stable compared to 2003.

Online business services are primarily composed of the Audiotel telephone kiosk activities, which include electronic information services available by telephone, such as home banking services and weather reports. Revenues from online business services decreased by 1.6% during 2004. The increase in fees passed on to providers of the telephone kiosk services (such fees are deducted from the gross call revenues) was partially offset by the 1.7% increase in traffic volume.

■	Business Networks

Revenues from business networks decreased by 0.9% on a comparable basis (a decrease of 0.7% on a historical basis). The 10.4% decrease in revenues from leased lines (€561 million at December 31, 2004) was largely offset by a 0.8% increase in revenues for data network solutions (€1,823 million in 2004) and growth of 29.9% (on a comparable basis) of other business services which reached €125 million in 2004.

The 10.4% decrease in revenues from leased lines reflected the migration of businesses toward network data solutions integrating additional services to the leasing of simple infrastructures. Between the end of December 2003 and the end of December 2004, the overall annual decrease in lines leased by businesses was 18.3%, which relates to analog and digital low and medium speed lines, and in particular, 64-128 kilobits per second lines. These lines are being progressively replaced by DSL access for businesses. Moreover, there has been growth in very high speed services, promoted by the Interlan range of products, which offers an interconnection service to locally managed networks.

As regards data network solutions, an acceleration in the phenomenon of migration in technologies has occurred. The managed data networks increased by 4% in 2004. Within these networks, there has been a decrease in traditional data network products (principally, the switching of X25 packets), more than offset by the strong growth in IP-VPN products.

The 29.9% increase on a comparable basis of other business services is related to the rapid development of outsourcing, which increased significantly by 48% in 2004.

■	Other Business Services

Revenues from other business services recorded a total increase of 3.1% during 2004 on a comparable basis. The increase in revenues from equipment sales and rentals (mainly business switches and videoconferencing equipment) and from distribution commissions relating to sales completed on behalf of other entities within the France Telecom Group was partially offset by the downturn in audiovisual activities in France.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.2.3.2.3 Revenues from Carrier services

Network and operator services include (i) interconnection operations in France with other domestic operators, (ii) services provided in France to international operators (completion of calls from incoming international traffic and transit services), and (iii) other networks and operator services, including, in France, wholesale sales of ADSL access to third-party Internet access providers and data services to operators and services related to the unbundling of telephone lines in France. In addition, it includes backbone networks outside of France, satellite services, the laying and maintenance of submarine cables and management and network engineering.

The following table sets forth the revenues and principal operating indicators for the network and operator component for the years ended December 31, 2004 and 2003, in addition to the variations between the periods expressed as percentages:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Domestic interconnection (€ millions)	1,242	1,219	1,206	2.0%	3.0%
International operator services (€ millions)	658	570	574	15.4%	14.5%
Other carrier services (€ millions)	2,039	1,576	1,586	29.4%	28.6%

Carrier services revenues	3,940	3,365	3,367	17.1%	17.0%

Domestic voice interconnection traffic (billions of minutes)	48.6	–	42.9	–	13.1%

Internet interconnection traffic (billions of minutes)	27.2	–	33.9	–	(19.7)%

Incoming international traffic (billions of minutes)	3.9	–	3.7	–	7.1%

Number of ADSL access lines sold to third-party IAPs including inter-company sales(1) (thousands)	1,769	–	1,320	–	34.0%

Number of unbundled lines(1) (thousands)	1,591	–	276	–	ns
Of Which:
Number of Partially unbundled lines(1) (thousands)	1,496	–	272	–	ns
Number of fully unbundled lines(1) (thousands)	95	–	4	–	ns
(1)	At the end of the period.

Revenues relating to networks and operators increased by 17.1% during 2004 on a comparable basis (17% on a historical basis), due to the strong growth in the unbundling of telephone lines and in wholesale sales of ADSL access lines. Added to this was the growth in services to international operators, and, to a lesser extent, revenues from domestic interconnection.

■	Domestic interconnection

Revenues from domestic interconnection increased by 2.0% during 2004, due to strong growth in traffic to special numbers, or the use by France Telecom customers of numbers assigned to data gatherers by third-party operators (for example, the consultation of weather services and traffic conditions).

Concurrently, interconnection revenues for narrowband offers decreased by 27.8% annually, thus explaining the 19.7% decline in traffic volume. This is also the result of the rapid migration to broadband use of the Internet and the increasing share of Internet interconnection offers, which are more appealing than regular billing by duration.

Revenues from fixed to wireless interconnections also decreased significantly (by 26.3%), as a result of the decrease in the cost of wireless call termination since April 1, 2004 and the direct interconnection of wireless operators in Réunion Island.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Finally, revenues from national interconnection of “voice” traffic, which amounted to 70% of the total revenues for domestic interconnection, increased by 0.9%. The impact of the decreases in the domestic interconnection rates and the development of a direct link to the subscriber switching systems of third-party operators (less profitable for France Telecom) were more than offset by the 13.1% increase in the volume of traffic.

■	International Operator Services

Revenues from international operator services increased by 15.4%, mainly due to the very significant growth of revenues from transit services (leases of circuits and forwarding of calls) related to the implementation of an aggressive marketing strategy since the second half of 2003. Transit services with subsidiaries in the other international and Orange segments have equally experienced growth during 2004, increasing by 3.6%.

At the same time, revenues from incoming traffic, which accounted for approximately 40% of the revenues from International Operator Services in 2004, decreased by 3.8%. The impact of the decrease in the average price of the fees for incoming calls billed by France Telecom to international operators was partially offset by the impact of the 7.1% growth in incoming international traffic.

■	Other Network and Operator Services

The	29.4% increase (on a comparable basis) in revenue from Other Network and Operator services was mainly generated by:

-	sustained growth of wholesale sales of ADSL access to third-party Internet access providers. The number of ADSL accesses sold to third-party Internet access providers increased by 33.3% in a year, reaching 1.5 million accesses at December 31, 2004 compared with 1.1 million accesses at December 31, 2003;

-	the rapid development of unbundled telephone lines: at December 31, 2004 the number of unbundled lines amounted to 1.6 million (of which 95,000 were completely unbundled). A year earlier there were 276,500 lines (of which 3,800 were completely unbundled);

-	the growth in data services to operators generated by the development of very high speed connections on fiber optic cables and by Turbo DSL access.

The impact of this rapid growth was partially offset by the decrease in revenues from service contracts with satellite operators as a result of France Telecom’s gradual withdrawal from its aerospace activities, and in services related to the laying and maintenance of underwater cables, a highly competitive sector.

1.2.2.3.2.4 Other revenues

Other revenues of the Fixed Line, Distribution, Networks, Large Customers and Operators segment include revenues generated by (i) the increase in value of research and development activities (revenues from licenses and software) and (ii) information system consulting and engineering services for telecommunications operators. In addition, other revenues includes revenues from services billed to subsidiaries from other segments for services, in particular (i) computing services, as part of the pooling of the Group’s information systems and (ii) property rentals.

The table below sets forth the revenues for the other revenues component for the periods ended December 31, 2004 and 2003 and the variations between the two periods, expressed as percentages.

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues from Other revenues	481	394	395	21.9%	21.7%

The 21.9% increase on a comparable basis of revenues from other revenues in 2004 (21.7% on a historical basis) was:

-	linked to the development of computer services for the subsidiaries of other segments and, to a lesser extent, to revenues from the rental of premises to those subsidiaries; and

-	partially offset by the significant decline in information system consulting and engineering activities for telecommunication operators;

At the same time, research and development revenues remained at a level comparable to that of the preceding six-month period and totalled approximately 24% of revenues from other revenues for 2004.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.2.3.3 Operating income before depreciation and amortization, operating income and investments in tangible and intangible assets of the Fixed Line, Distribution, Networks, Large Customers and Operators Segment

■	Operating Income Before Depreciation and Amortization

Operating expenses before depreciation and amortization for the Fixed Line, Distribution, Networks, Large Customers and Operators segment in 2003 amounted to €14,170 million (on a historical basis), and €14,115 million on a comparable basis, compared with €13,725 million in 2004 representing a decrease of 3.1% on a historical basis and 2.8% on a comparable basis.

On a comparable basis, the decrease, a savings of €390 million, was mainly the result of:

-	the decrease of labor costs essentially related to the decline in the headcount of the Fixed Line, Distribution, Networks, Large Customers and Operators segment;

-	the decline of external charges due to the reduction of purchases and payments to operators.

These savings were partially offset by the increase:

-	of commercial expenses resulting from the increase of commissions and distribution subsidies (indirect sales channels) and the renewed effort in advertising and promotions. These expenses were related to the launch of new fixed line offers;

-	in the amount of the rents, following transactions for the sale of property assets during 2002 and 2003, in addition to the increase of such rents; and

-	outsourcing, which reflects the efforts to strengthen the call centers which ensure after-sale and customer services.

Operating income before depreciation and amortization for this segment increased by 4.8% on a historical basis and by 4.2% on a comparable basis. The savings achieved offset the decrease in revenues. Operating income before depreciation and amortization as a percentage of revenues increased from 35.1% at the end of December 2003 to 36.7% at the end of December 2004, on a comparable basis.

■	Operating income

On a historical basis, operating income increased by 22.6%, reaching €4,986 million at December 31, 2004. This strong growth reflected the improvement in operating profitability of the segment and the fact that the actuarial adjustments to the early retirement plan were not amortized because of the change in accounting methods which occurred at the beginning of 2004. On a comparable basis, operating income for the Fixed Line, Distribution, Networks, Large Customers and Operators segment increased by 16.1%.

■	Investments in tangible and intangible assets

Investments in tangible and intangible assets increased in 2004 by 6.2% on a historical basis, reaching €1,439 million (an increase of 6.2% on a comparable basis). Overall, investments in 2004 increased by €86 million. This increase relates primarily to investments for information technology equipment, real estate and unbundling.

The most significant investments showing an increase at December 31, 2004 were:

-	information technology: increased by €27 million, or 9.0%, as a result of the pooling (the rollout of information management) of part of the Group’s IT management and purchasing; and

-	real property: increased by €30 million, or 56.9%. This growth was tied to the launch of a plan to relocate and group the sales agencies.

During 2004, network investments, which amounted to 66% of investments in tangible and intangible assets of the Fixed Line, Distribution, Networks, Large Customers and Operators segment, decreased by €15 million, or 1.5% compared to 2003 on both a historical and comparable basis. This decline was due to:

-

the 26.9% decrease in the level of investments relating to the Internet and broadband during 2004. They represented 26% of network investments at the end of December 2004 as compared to 35% at the end of December 2003, on both a historical and comparable basis. This change was due to the decrease in the unit price of ADSL equipment between 2001-2004, as well as to the increase of the penetration rate, which has provided a beneficial occupancy of broadband equipment. The strong growth

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

in the ADSL customer base amounted to more than 1.6 million at December 31, 2004, compared to December 31, 2003. The customer base with ADSL access (excluding unbundling) was about 4.7 million at the end of December 2004.

-	the €38 million increase in investments for other network equipment (local loop, shared network resources, fixed switching network, other networks, cable networks and miscellaneous) or 13.1% in 2004 on both a historical and comparable basis. This increase was mainly due to the acceleration of the unbundling activity (local loop, technical environment) and relates particularly to renewal equipment linked to the roll-out of broadband networks.

❖❖❖❖❖

1.2.2.4 Equant segment

The Equant segment was created following the merger of Equant and Global One on July 1, 2001. The merger produced one of the leaders in the field of global communications services for multinationals. Equant combines its expertise in network services – with a presence in 220 countries and territories and locally based assistance in more than 149 countries – with an extensive value-added offer enabling it to provide integrated and personalized solutions.

At December 31, 2004, France Telecom held 54.13% of Equant’s share capital.

The Equant segment groups its activities into the following areas:

-	network services, including, in particular, direct sales and indirect sales through Radianz, Deutsche Telekom, Sprint and other distribution channels;

-	integration services including (i) services related to the supply and deployment of equipment, (ii) email, hosting and security services, and (iii) other integration services;

-	the convergence and affiliation fees, principally, the supply of voice services and rendering of services to France Telecom Transpac;

-	the SITA contract, an exclusivity contract with SITA (an entity responsible for coordinating the needs of airline companies and airports), which contained a clause guaranteeing minimum revenue until June 30, 2003.

1.2.2.4.1 Operating indicators for the Equant segment

The following table sets forth the principal operating indicators of the Equant segment at December 31, 2004 and 2003:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	2,346	2,374	2,612	(1.2)%	(10.2)%

Operating income before depreciation and amortization	107	222	259	(51.9)%	(58.8)%
Operating income before depreciation and amortization/Revenues	4.5%	9.3%	9.9%

Operating income	(274)	(167)	(168)	(64.3)%	(62.6)%
Operating income/Revenues	(11.7)%	(7.0)%	(6.4)%

CAPEX	189	226	248	(16.1)%	(23.7)%
CAPEX/Revenues	8.1%	9.5%	9.5%

Operating income before depreciation and amortization less CAPEX	(82)	(4)	11	ns	ns

Average number of employees (full-time equivalent)	9,410	9,872	9,872	(4.7)%	(4.7)%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table sets forth the transition of figures for the Equant segment on a historical basis to figures on a comparable basis for the 2003 financial year, including euro/US dollar exchange rate fluctuations:

(€ millions)	Variations on a comparable basis[1] (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees
2003 figures on a historical basis	2,612	259	(168)	248	11	9,872

Exchange rate fluctuations(2)	(238)	(37)	1	(22)	(15)	0

2003 figures on a comparable basis	2,374	222	(167)	226	(4)	9,872
(1)	Before elimination of inter-segment transaction figures.

(2)	Impact of exchange rate fluctuations between the average exchange rate in 2003 and the average exchange rate in 2004.

1.2.2.4.2 Revenues for the Equant segment

On a historical basis, revenues decreased by 10.2%, amounting to €2,346 million in 2004 due to the significant fluctuations in the euro/US dollar exchange rate.

Revenues decreased by 1.2% on a comparable basis from 2003, reflecting the decline in Equant’s network services revenues, only partially offset by increases in other lines of business.

To eliminate the impact of exchange rate fluctuations, the following comments are based on figures expressed in US dollars, as reported by Equant.

Accordingly, as at December 31, 2004, the Equant segment’s revenues amounted to US$2,914 million, a decrease of 1.2% as compared to 2003. This decline was due to the following factors:

-	the decrease in revenues from network services, reflecting severe ongoing pricing pressures in the connectivity market, as well as the impact of customers moving away from legacy data products towards cheaper IP-based products;

-	a significant increase in revenues from integration services and convergence solutions and fee activities during 2004, as Equant’s transformation to a provider of integrated communications solutions has gathered pace and strengthened its position with regard to value-added services for multinational businesses;

-	the reduction in revenues from the SITA contract, largely reflecting the impact of the expiration of the minimum guaranteed revenue clause on June 30, 2003.

■	Revenues from Network Services

Revenues from the network services line of products is generated by network agreements entered into through direct and indirect distribution channels and also includes related consulting services included in the agreements.

In 2004, revenues for network services decreased by 6.5% to US$1,502 million. Revenues increased in Europe, which only partially offset the decrease in revenues in North America, as customers moved to lower cost IP solutions. The strong pricing pressures observed in 2003 continued in 2004.

Revenues generated by direct sales (including sales with France Télécom Transpac) decreased by 4.5% in 2004 compared to 2003 and amounted to US $1,287 million, whereas revenues generated by indirect distribution channels decreased by 17% to US $215 million during the same period. The decrease in revenues was principally due to Sprint, Deutsche Telekom and Radianz.

Equant has proceeded with the extension of its IP-VPN network after the integration of access by satellite and access by DSL technology, thereby enabling it to increase its customer base. Accordingly, in 2004, the number of DSL connections increased from 688 to 2,305. At December 31, 2004, Equant provided DSL services in 55 countries, demonstrating its capacity for growth in the most dynamic sector of the market.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Revenues from integration services

The Equant segment’s integration services line of products is comprised of integration services, email/messaging services, hosting services, security services and the distribution of equipment for networks. Integration services include network engineering activities and installation and maintenance services relating to network equipment.

Revenues for integration services increased by 24.6% during 2004 (US$594 million) as compared to 2003, mainly due to a 38.8% increase in revenues from the provision and deployment of equipment, with strong growth in Europe, the Middle East and Africa. Messaging, Hosting and Security revenues grew by 12.9% in 2004 as compared with 2003, benefiting from increased activity outside France and the positive effects of currency movements on the Equant segment. Revenues from other integration services increased by 19.9%, reflecting the capacity of Equant to integrate services in its product offers, despite the decrease in revenues from desk-top maintenance services, notably in the United States.

■	Revenues from convergence and affiliation fees

Revenues from convergence solutions and fees amounted to US $268 million for the year ended December 31, 2004, an increase of 19.4% compared to the year ended December 31, 2003. This growth reflected the increase in revenues from voice services, which typically form a significant element of outsourcing solutions, as well as an increase in fees generated from France Télécom Transpac for the use of its network.

With a view to increasing its IP-VPN customer base, Equant is continuing to pursue the international development of “voice over IP” services, intended for businesses, thereby offering them an integrated network and a common means of access.

■	Revenues from the SITA agreement

Revenues relating to the SITA agreement amounted to US $550 million, a 14.2% decrease compared to revenues for the year ended December 31, 2003. Revenues from SITA were principally impacted by (i) the termination of the guaranteed minimum revenue clause and (ii) the movement of clients towards less costly Internet solutions.

1.2.2.4.2.1 Operating income before depreciation and amortization, operating income, and investments in tangible                 and intangible assets for the Equant segment

The differences between the figures on a historical basis at December 31, 2003 and the figures at December 31, 2004 on a comparable basis relate solely to exchange rate fluctuations in the US dollar compared to the euro.

■	Operating income before depreciation and amortization

On a historical basis, operating income before depreciation and amortization decreased by 58.8% from €259 million for the year ended December 31, 2003 to €107 million for the year ended December 31, 2004.

On a comparable basis, operating income before depreciation and amortization decreased by 51.9% from €222 million for the year ended December 31, 2003 to €107 million for the year ended by December 31, 2004. Accordingly, as a percentage of revenues, operating income before depreciation and amortization decreased 4.8 points amounting to 4.5% for 2004 (compared to 9.3% in 2003 on a comparable basis). This change reflected the decrease in gross operating margin resulting from a decrease in revenues from historical data product lines, only partially offset by a reduction in selling, general and administrative costs, labor costs and other operational expenses.

Significant direct cost savings (for example, international, national, and data termination costs fell by 10.2% during 2004) were achieved. Furthermore, (i) increased costs required to provide additional equipment sales, (ii) a change in the revenue mix as Equant expands its outsourcing capabilities, and (iii) the impact of the end of the SITA minimum revenue guarantee also contributed to a decrease in the margin rate for operating income before depreciation and amortization.

■	Operating income

On a historical basis, operating income decreased from an operating loss of €168 million for the year ended December 31, 2003 to an operating loss of €274 million a year later, a decrease of 62.6%.

On a comparable basis, operating loss increased by 64.3%. This increased loss reflected the reduction in operating income before amortization, partially compensated by a 2% reduction (accounting for €8 million) in depreciation and amortization of tangible and intangible assets.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Investments in tangible and intangible assets

Investment in tangible and intangible assets has declined significantly: on a historical basis, it declined by 23.7% from €248 million at December 31, 2003 to €189 million at December 31, 2004.

On a comparable basis, this decrease amounted to 16.1%. The most significant tangible and intangible investment items at December 31, 2004 were:

-	“other networks” for a total €89 million, a decrease of 11.0%;

-	“software licenses” for a total of €5 million, a decrease of 74.5%; and

-	“indefeasible right of use” for a total of €6 million, a decrease of 83.6%.

1.2.2.5 TP Group segment

TP Group has been fully consolidated since April 2002. The TP Group segment includes TP S.A., the historic Polish operator, PTK Centertel, for mobile operations, and other subsidiaries.

At December 31, 2004, the consortium formed by France Telecom and Kulczyk Holding held 47.5% of TP S.A.

1.2.2.5.1 Operating indicators for the TP Group segment

The following table sets forth the principal operating indicators of the TP Group segment at December 31, 2004 and 2003:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	4,106	4,041	4,164	1.6%	(1.4)%

Operating income before depreciation and amortization	1,845	1,808	1,859	2.0%	(0.8)%
Operating income before depreciation and amortization/Revenues	44.9%	44.7%	44.7%

Operating income	872	868	890	0.5%	(2.0)%
Operating income/Revenues	21.2%	21.5%	21.4%

CAPEX	717	858	884	(16.4)%	(18.8)%
CAPEX/Revenues	17.5%	21.2%	21.2%

Operating income before depreciation and amortization less CAPEX	1,128	950	975	18.7%	15.5%

Average number of employees (full-time equivalent)	36,826	43,297	43,451	(14.9)%	(15.2)%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table sets forth the transition of figures for the TP Group segment on a historical basis to figures on a comparable basis for the 2003 financial year. The changes in the scope of consolidation result from the exit from the scope of consolidation of Wirtualna Polska from April 1, 2004, with effect from April 1, 2003 in the comparable accounts.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees
2003 figures on a historical basis	4,164	1,859	890	884	975	43,451

Withdrawal from the scope of consolidation	(4)	2	4	(0)	2	(154)
Exchange rate fluctuations(2)	(119)	(53)	(26)	(25)	(28)	0

2003 figures on a comparable basis	4,041	1,808	868	858	950	43,297
(1)	Before elimination of inter-segment transaction figures.

(2)	Impact of exchange rate fluctuations between the average exchange rate of the Polish zloty in 2003 and the average exchange rate of the zloty in 2004.

1.2.2.5.2 Revenues from the TP Group segment

The following table sets forth revenues from the TP Group segment by activity:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Fixed line services	2,981	3,157	3,250	(5.6)%	(8.3)%
Wireless services	1,246	996	1,025	25.2%	21.6%
Other services	73	68	76	8.1%	(3.0)%
Inter-segment eliminations	(195)	(180)	(187)	(8.4)%	(4.2)%

TP Group revenues	4,106	4,041	4,164	1.6%	(1.4)%

Total number of active customers (in thousands)
Of which:
Fixed line customers	11,362	11,118	11,127	2.2%	2.1%
Wireless customers	7,440	5,702	5,702	30.5%	30.5%
Broadband Internet customers (ADSL + SDI(1))	684	240	238	185.0%	187.4%
(1)	SDI: high speed Internet access technology.

The exchange rate fluctuations in the euro/Polish zloty had a negative impact between 2004 and 2003 (on average €1 = 4.52 zloty for the twelve months of activity in 2004 compared to €1 = 4.39 zloty in 2003).

As a result of depreciation of the Polish zloty, TP Group’s revenues for 2004 declined by 1.4% on a historical basis to €4,106 million.

On a comparable basis, TP Group revenues for the year 2004 increased by 1.6%, from €4,041 million in 2003 to €4,106 million in 2004. The increase was attributable to (i) 25.2% growth in revenues for the mobile segment and (ii) 8.1% growth in revenues for other subsidiaries, partially compensated by the 5.6% decline in revenues for the fixed line segment.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Revenues from fixed line services

Revenues from fixed line services amounted to €2,981 million at December 31, 2004, compared to €3,250 million the preceding year on a historical basis, and €3,157 million on a comparable basis. This decline was mainly due to a decrease in fixed voice revenues (mainly voice traffic), which was partially offset by growing revenues from services such as broadband Internet access, data transmission and leased lines as well as slight increase in wholesale activities.

TPSA experienced declines in voice traffic and installation revenues, which was partially offset by the increase in monthly subscription revenues and interconnection revenues. Lower voice traffic revenues were mainly an effect of (i) increasing fixed-to-mobile substitution and (ii) decline of TP market share, following the market liberalization in the “international long distance” segment in January 2003 and the fixed to mobile sector in October 2003. In addition, revenues from fixed line voice services were impacted by a significant decline in the retail prices of fixed to mobile calls (in February 2003, June 2003 and November 2004) as well as reduction of “international long distance” call prices (in May 2004 and December 2004).

The new and successful fixed line offers, which were launched in November 2003, with higher monthly fees and free minutes have also impacted the revenues mix by lowering traffic revenues and increasing subscription revenues. The growing popularity of the new offer is expected to allow TP to maintain its market share in the voice market.

TP benefited from significant growth of the ADSL customer base by almost 0.5 million as compared to 2003 (from 134 thousand to 631 thousand customers). As a result, TP broadband access revenues in 2004 were almost four times higher than in 2003.

Total data services (including broadband and narrowband, data transmission, and leased lines revenues) delivered double-digit growth of 11.5% percent in 2004, contributing 14.1% to TPSA’s revenues as compared to 11.9% in 2003.

■	Revenues from wireless services

In 2004, revenues from mobile service amounted to €1,246 million and increased by 25.2% as compared to 2003 (21.6% on a historical basis). The increase primarily resulted from 30.5% growth of the PTK Centertel subscriber base. From December 31, 2003, the number of mobile subscribers increased by 1.74 million to 7.44 million as at December 31, 2004.

Since December 31, 2003, PTK Centertel has acquired approximately 716 thousand new contract customers. In order to strengthen its position in the contract segment, PTK Centertel launched a new innovative tariff offer, the flat rate “Jedna idea”, in November 2004.

As a result of fierce competition in the prepaid segment, PTK Centertel reported market share declines in the prepaid segment in the first half of 2004. The new prepaid offer launched in June, 2004 has reversed the trend, and since the third quarter of 2004 PTK Centertel has managed to improve its market share. PTK Centertel’s market share increased from 29.0% in the second quarter to 29.5% in the third quarter and 30.9% in fourth quarter of 2004. The prepaid subscribers’ base increased by 1,026 thousand from December 31, 2003 and amounted to 4,207 thousand as at December 31, 2004 (over one million new subscribers were acquired in the second half of 2004).

As at December 31, 2004, PTK Centertel had 32.0% market share, compared to 32.8% as at December 31, 2003, and maintained the second market position despite the introduction of the new mobile brand “Heyah” by one of its competitors.

■	Revenues from other services

In 2004, revenues from other services increased by 8.1% on a comparable basis over 2003 and amounted to €73 million.

1.2.2.5.3 Operating expenses before depreciation and amortization, operating income, and investments in tangible and intangible assets excluding licenses for the TP Group segment

■	Operating income before depreciation and amortization

Operating income before depreciation and amortization for the TP Group segment decreased from €1,859 million in 2003 on a historical basis to €1,845 million in 2004, a decrease of 0.8%.

On a comparable basis, operating income before depreciation and amortization increased by 2.0% (€1,845 million in 2004, compared to €1,808 million in 2003).

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

As a percentage of revenues, operating income before depreciation and amortization increased slightly from 44.7% in 2003 to 44.9% in 2004.

This was mainly due to the following factors:

-	significant growth in wireless activities accompanied by strict control of fixed costs (similar to the 2003 level) and of variable costs, mainly purchases of terminals and accessories (goods purchased for resale) as well as lower average subscriber acquisition costs (25.5% decrease in 2004);

-	reduction of operating expenses within fixed line operations, mainly related to personnel costs, property and transportation costs as well as decreases in service fees and inter-operator costs. The number of employees declined further following implementation of the restructuring plan and resulted in a 16% workforce reduction of TP S.A. in 2004 as well as a decrease in personnel costs of over 14.4%.

-	improved results recorded by other TP Group subsidiaries.

■	Operating income

On a historical basis, the TP Group segment’s operating income recorded a 2.0% decrease, reaching €872 million as at December 31, 2004 compared to €890 million in 2003.

On a comparable basis, operating income increased by 0.5%, which was lower than the 2.0% growth of operating income before depreciation and amortization, due to the increase in depreciation and amortization expenses. Such expenses increased by 3.4% in 2004, mainly in the mobile segment as a consequence of significant second-generation (GSM) mobile network investments completed in 2002 and 2003.

■	Investments in tangible and intangible assets excluding GSM and UMTS licenses

On a historical basis, investments in tangible and intangible assets, excluding GSM and UMTS licences, decreased by 18.8%, reaching €717 million as at December 31, 2004 compared to €890 million as at December 31, 2003.

On a pro forma basis, investments in tangible and intangible assets, excluding GSM and UMTS licenses, fell by 16.4% and accounted for 17.5% of revenues in 2004 against 21.2% in 2003.

Between 2003 and 2004 there was a major reduction of overall investments in fixed line activities. This was mainly attributable to lower network and property investments as well as lower IT software and IT license expenditures.

Reductions in investments in 2004 in comparison to 2003 were also reported by mobile operations (in 2002 and 2003 significant investments were made in second-generation mobile networks) and other subsidiaries (due to the implementation of asset optimization programs).

1.2.2.6 Other International Segment

The Other International segment includes France Telecom’s remaining subsidiaries in the rest of the world, the main activities of which are fixed line telephony services outside France, as well as certain wireless activities of the France Telecom Group not contributed to Orange (Voxtel in Moldava, FTM Lebanon, Ikatel in Mali, Sonatel Mobile in Senegal and Mobilecom in Jordan).

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.2.6.1 Operating Indicators for the Other International segment

The table below sets forth the main operating indicators of the Other International segment at December 31, 2004 and 2003:

(€ millions)	Year ended December 31,			Variations
	2004	2003	2003	2004/2003	2004/2003
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	1,346	1,270	1,621	6.0%	(17.0)%

Operating income before depreciation and amortization	448	444	608	1.0%	(26.3)%
Operating income before depreciation and amortization/Revenues	33.3%	35.0%	37.5%

Operating income	234	228	314	2.6%	(25.7)%
Operating income/Revenues	17.4%	17.9%	19.4%

CAPEX	223	160	183	38.9%	21.7%
CAPEX/Revenues	16.6%	12.6%	11.3%
Investments in UMTS/GSM licenses	1	0	0	—	—

Operating income before depreciation and amortization less CAPEX	225	284	425	(20.5)%	(46.9)%

Average number of employees (full-time equivalent)	7,448	8,407	11,007	(11.4)%	(32.3)%

The following table sets forth the transition of figures for the Other International segment on a historical basis to figures on a comparable basis for the 2003 financial year. The changes in the scope of consolidation are:

-	the sale of Casema on January 28, 2003, with effect in the figures on a comparable basis from January 1, 2003;

-	the sale of the public telephone activity in Egypt (Menatel) on September 25, 2003, with effect in the figures on a comparable basis from January 1, 2003; and

-	the sale of the indirect holding in CTE Salvador on October 22, 2003, with effect in the figures on a comparable basis from January 1, 2003.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees
2003 figures on a historical basis	1,621	608	314	183	425	11,007

Withdrawal from the scope of consolidation:
CTE Salvador	(269)	(138)	(78)	(14)	(123)	(2,005)
Menatel	(39)	(9)	(4)	(2)	(6)	(297)
Casema	(20)	(7)	1	(2)	(5)	(127)
Total withdrawal from the scope of consolidation	(328)	(154)	(81)	(18)	(136)	171

Other changes in the scope of consolidation	0	4	4	(1)	5	0

Exchange rate fluctuations(2)	(23)	(14)	(9)	(4)	(10)	0

2003 figures on a comparable basis	1,270	444	228	160	284	8,407
(1)	Before elimination of inter-segment transaction figures.

(2)	Impact of exchange rate fluctuations between the average exchange rate in 2003 and the average exchange rate in 2004.

The following table sets forth the impact of exchange rate fluctuations on a comparable basis:

(€ millions)		Variations on a comparable basis(1) (unaudited)
Currency		Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX
US Dollar	USD	(4)	(5)	(4)	(2)	(3)
Other currencies		(19)	(9)	(5)	(2)	(7)

Exchange rate fluctuations		(23)	(14)	(9)	(4)	(10)

1.2.2.6.2 Revenues from the Other International segment

On a historical basis, revenues from the Other International segment declined by 17.0%, to €1,346 million, due to significant changes in the scope of consolidation, including the following:

-	the sale of Casema on January 28, 2003;

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	the sale of the payphone operations in Egypt (Menatel) on September 27, 2003, with effect as of January 1, 2003 in the comparable basis figures;

-	the sale of the indirect holding in CTE Salvador’s share capital on October 22, 2003.

On a comparable basis, revenues increased by 6.0% during 2004. This growth was due mainly to (i) growth in wireless services in Mali and in Senegal and to a lesser extent in Jordan and Moldava, generated by the 44.1% growth of the customer base and (ii) the sustained growth of fixed line services in Senegal. This development was partially offset by the decline in revenues of fixed line services in Spain and the Ivory Coast.

At December 31, 2004, the Other International segment had approximately 4.9 million customers, almost 3.0 million of which in the fixed line customer base and 1.9 million in the active wireless base, an overall increase of 21.5% compared with 2003. This increase reflects the 44.1% increase in the number of active wireless customers and the 10.4% increase in the number of fixed line customers (principally from Uni2).

In Mali, revenues of the wireless subsidiary Ikatel, which commenced its activities at the beginning of 2003, have virtually tripled (€63 million in 2004, compared with €24 million in 2003 on both a historical and comparable basis). This increase reflects the strong growth in the number of clients, which increased almost two-fold between December 2003 and December 2004. They represent approximately 18% of the active wireless customer base of the Other International segment, or 336,000 customers at December 31, 2004.

In Moldava, revenues from Voxtel virtually doubled. It increased from €24 million at December 31, 2003 on a historical basis and €22 million on a comparable basis to €41 million at December 31, 2004. Voxtel’s customer base amounted to 458,000 active customers at December 21, 2004.

In the Ivory Coast, revenues from Côte d`Ivoire Télécom decreased by 9.5% in 2004 on both a historical and comparable basis. Concurrently, the fixed line customer base amounted to 225,000 customers at the end of 2004 (a decrease of 33% compared with 2003) and thus represented almost 8% of the Other International segment, compared with 12% in 2003. In November 2004, the disruptions related to the unstable political situation did not result in any damaged assets, but activity was very significantly reduced in the last two months of 2004.

Revenues from Uni2 in Spain decreased by 8.8% (€399 million in 2004 compared with €437 million in 2003 on both a historical and comparable basis), due to (i) the decline of bulk sales of telephone traffic, (ii) the increased unbundling of the local loop, which was partially offset, by (iii) the growth of Internet activities, particularly “dual play” offers (Internet and telephone). In addition, the number of Uni2 customers increased by 20.7% compared with 2003 reaching 2.1 million at December 31, 2004.

1.2.2.6.3 Operating expenses before depreciation and amortization, operating income, and investments in tangible and intangible assets excluding licenses of the Other International segment

■	Operating income before depreciation and amortization

Compared to 2003 (on a historical basis), operating income before depreciation and amortization decreased substantially by 26.3%, from €608 million to €448 million at December 31, 2004. This decrease reflected changes in the scope of consolidation and exchange rate fluctuations, as described above.

On a comparable basis, operating income before depreciation and amortization increased by 1.0% in 2004. This increase reflects the improved profitability of the operations of subsidiaries in wireless telephony, such as Ikatel (Mali), Sonatel Mobiles (Senegal) and Voxtel (Moldava), partially offset by the decline of fixed line services in Spain and the Ivory Coast. As a percentage of revenues, operating income before depreciation and amortization decreased by two points compared to December 2003 on a comparable basis (33.3% in 2004 compared with 35.0% in 2003).

■	Operating income

On a comparable basis, operating income increased slightly by 2.6%, from €228 million at December 31, 2003 to €234 million one year later, due to the relative stability of operating income before depreciation and amortization, compounded by the significant decline (0.8%) of depreciation and amortization of tangible and intangible assets. This decrease was mainly due to

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

the reduction of depreciation and amortization of tangible and intangible assets of Uni2 and Côte d’Ivoire Télécom, partially offset by increases in Mali, Senegal and Jordan.

The segment also saw an increase (on a comparable basis) in operating income from the Moldavan subsidiary Voxtel (€21 million in 2004 compared with €7 million in 2003) and from Ikatel (€34 million in 2004 compared with €7 million in 2003).

■	Investments in tangible and intangible assets excluding GSM and UMTS licenses

Investments in tangible and intangible assets increased by 21.7% on a historical basis, reaching €223 million at December 31, 2004, compared with €183 million at December 31, 2003, primarily as a result of the €56 million increase in the investments of Uni2 in Spain at the end of 2004 (€78 million at the end of 2004, compared with €22 million in 2003). This increase was partially offset by the impact of the sales of CTE Salvador, Casema and Menatel. On a comparable basis, the increase amounted to 38.9% and reflected the increased expenditure of Uni2 (19.5% of its revenues in 2004, compared with 5.0% a year earlier), related to the local loop unbundling development, for the account of Wanadoo España, which is offset by the decline of the Ikatel investments, which had made significant investments in 2003 as a result of the commencement of its operations.

1. 2.3 FROM OPERATING INCOME TO NET INCOME

The following table presents information concerning operating income through net income of the France Telecom Group for the periods ended December 31, 2004 and 2003:

(€ millions)	Year ended December 31,
	2004	2003
		historical

Operating income	10,824	9,554

Interest expenses, net (excluding TDIRA)	(3,089)	(3,688)
TDIRA interest expense	(308)	(277)
Foreign exchange gain/(loss), net	180	(25)
Discounting of early retirement plan	(148)	(199)

Current income from integrated companies	7,459	5,365

Other non-operating income/(expense), net	113	(1,119)
Income taxes	(1,998)	2,591
Employee profit-sharing	(269)	(127)

Net income/(loss) from integrated companies	5,305	6,710

Equity in net income/(loss) of affiliates	4	(168)
Goodwill amortization	(1,788)	(1,677)
Exceptional goodwill amortization	(519)	(1,137)

Net income/(loss) of the consolidated group	3,002	3,728

Minority interests	(218)	(522)

Net income/(loss)	2,784	3,206

1.2.3.1 Interest expense, net and foreign exchange gain/(loss), net

■	Interest expense, net

Interest expense, net excluding TDIRA amounted to €3,089 million in 2004, compared to €3,688 million a year before, a gain of €599 million between the two periods. The change in France Telecom’s financial debt less cash, cash equivalents and marketable securities (or net financial debt) is described below (see section 4.1.1 “Evolution of net financial debt”).

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The weighted average annual cost of France Telecom’s net financial debt decreased from 7.05% in 2003 to 6.58% in 2004. The main reasons for the decrease were:

-	the average net financial debt outstanding decreased by approximately €5.3 billion during 2004 compared with 2003, contributing approximately €350 million to the decrease in interest expense;

-	during 2003, the average amount of investments outstanding increased due to the €14.9 billion share capital increase. The interest received on these investments, at a rate significantly lower than the average cost of the financial debt, contributed to the increase of net financial expense during 2003. The decrease in the average amount of investments in 2004 led to a decrease in net interest expense of approximately €100 million compared to 2003;

-	the lower financing rate for new loans in 2004 or newly consolidated debt in 2004, compared to the rates of loans falling due in 2004, resulted in a saving of approximately €70 million in 2004;

-	the improvement in France Telecom’s rating in May 2003 and again in February and March 2004 had a positive impact through the €12.8 billion in outstanding indebtedness with step-up provisions which contributed to the decrease of interest expense in 2004 in the amount of approximately €61 million, compared with €6 million in 2003;

-	since part of the interest on the US dollar loan at 8.5% due in 2031 was not hedged, the decline of the US dollar in 2004 led to a reduction in interest expense of approximately €39 million compared with 2003;

-	conversely, the increase in the rates by the Polish central bank had a negative impact on the cost of the debt in zloty, resulting in an increased interest expense of the France Telecom Group estimated at approximately €27 million.

Moreover, the interest expense related to the TDIRAs, issued in connection with the MC Settlement Agreement signed on November 20, 2002 with MobilCom, in addition to three agreements (the Assignment and Subscription Agreements) signed on November 30, 2002 by members of the banking syndicate and the equipment creditors of MobilCom, amounted to €308 million in 2004 compared to €277 million for 2003. The increase was due to the fact that in 2004 interest expense associated with the TDIRA related to the interest for 2004 and the capitalized interest in 2003. In August 2003, in exchange for a cash payment of €431 million (net of proceeds on repurchases of TDIRA), the rate of interest on the TDIRAs was reduced from 7% to 5.75% over 7 years.

■	Foreign exchange gain/(loss), net

Foreign exchange gain/(loss), net for 2004 amounted to an accounting gain of €180 million (compared to an accounting loss of €25 million for 2003). The gain, resulting mainly from the conversion of debt recorded in a different currency to the currency of the relevant subsidiary, is attributable primarily to the strengthening of the zloty against the euro (€126 million exchange rate gain for the TP Group) and Orange Dominicana (€55 million exchange rate gain), following the implementation during the second half of 2004 of the hyperinflation treatment (see Note 2 of the Notes to the Consolidated Financial Statements). In relation to the foreign exchange gain/(loss), net for France Telecom S.A., the losses on the zloty were offset by the gains on the US dollar and the pound sterling. France Telecom’s exposure to foreign currency risk on its financial debt can be found below (see section 4.3 “Exposure to market risks and financial instruments”).

■	Exposure to risks from the market and financial instruments

France Telecom’s policy is not to engage in speculative derivative transactions. Since most derivatives are entered into to hedge against business exposures and activity-related uncertainties, the risks connected to these financial instruments are compensated for by the risks engendered by the items subject to the hedge. Additional information about the derivative instruments is set forth in Note 20 of the Notes to the Consolidated Financial Statements (“Exposure to Risks from the Market and Financial Instruments”). The derivative instruments and their fair value are set forth in Note 21 of the Notes to the Consolidated Financial Statements (Fair Value of Financial Instruments).

1.2.3.2 Current income from integrated companies

After the negative impact of the discounting of the early retirement plan which was €148 million in 2004, (compared to a negative impact of €199 million a year earlier) current income from the integrated companies amounted to €7,459 million in 2004, compared to €5,365 million in 2003.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.3.3 Other non-operating income/(expense)

In 2004, other non-operating income amounted to €113 million, compared to an expense of €1,119 million in 2003. This item includes capital gains or losses from sales of assets, provisions and provision write-backs, restructuring costs, losses on the repurchase of securities, costs related to the assignment/transfer of receivables, income from dilution and dividends paid.

Other non-operating income/(expenses) are set forth in Note 6 of the Notes to the Consolidated Financial Statements.

1.2.3.3.1 Capital gains and losses from the sale of assets

In 2004, capital gains and losses from the sale of assets amounted to €644 million. The principal transactions in 2004 relate to:

-	the indirect sale, by France Telecom on December 3, 2004, of its entire available holding of STMicroelectronics as at this date, or 3.3% of the company’s share capital (see Notes 3, 12 and 17 of the Notes to the Consolidated Financial Statements). This transaction generated a capital gain of €241 million;

-	the listing in July 2004 of 36.93% of the share capital of PagesJaunes. The recognized capital gain was limited to the difference in the percentage of PagesJaunes shares listed (38% before share capital increase reserved for employees concurrently to the offer) and the percentage of PagesJaunes shares acquired by the purchase of the minority interests of Wanadoo (29.10% excluding dilution), a difference of 9.14%, amounting to €201 million net of expenses;

-	the sale by Equant, pursuant to the agreement signed on October 21, 2004, of its 49% holding in Radianz, accounted for under the equity method, for a capital gain of €73 million;

-	the sale of the third and last tranche of unconsolidated securities held in Pramindo Ikat (30% of the shares delivered in September 2002, 15% in September 2003 and finally 55% in March 2004) for a capital gain of €50 million during 2004;

-	the sale on September 27, 2004 of the outstanding shares of Eutelsat (2.34% of the share capital) held by TP S.A., for a capital gain of €23 million;

-	the sale by Orange on October 11, 2004 of its entire operations in Denmark, operated through Orange A/S, for a capital gain of €22 million;

-	the sale by France Telecom on June 15, 2004 of its 27% unconsolidated holding in Suez-Lyonnaise Telecom (Noos) to Suez for the price of one euro. The value of this holding had been reduced to zero in the books of France Telecom as at December 31, 2003;

-	the sale by Orange, completed on September 29, 2004 of 39%, of its share holding in BITCO for 1 Thai baht, reducing Orange’s share holding in BITCO from 49% to 10%.

Among the main sales in 2003 were:

-	on December 19, 2003, France Telecom sold to Sofora (a company jointly held with Telecom Italia) Nortel Inversora shares representing 25.5% of Nortel Inversora’s economic interests. Nortel Inversora in turn holds a 54.7% stake in Telecom Argentina. On the same date, France Telecom sold a 48% interest in Sofora to W de Argentina, a subsidiary of the Los W group, a major Argentinean investor, for €97 million. France Telecom also granted W de Argentina a call option (for US$10,000) on its remaining 2% interest in return for a premium of €3 million. The disposal gain amounted to €97 million;

-	the sale on October 22, 2003 by France Telecom of its indirect holding in the share capital of CTE Salvador (through a 51% holding in the consortium Estel) for €197 million (US$217 million). The disposal gain amounted to €78 million;

-	the sale by France Telecom of its shareholding in Inmarsat (5.3%) for US$79 million, with a disposal gain of €35 million;

-	the second tranche in the divestiture of real estate sold by France Telecom S.A. for €419 million, producing a capital gain of €31 million;

-	on June 20, 2003, France Telecom sold its 5.5% shareholding in Sprint PCS, the American telecommunications operator, for a total amount of US $330 million (€286 million). Capital gains, before tax and net of exchange rate effects, amounted to €19 million for this transaction;

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	Casema was sold on January 28, 2003, for a net cash amount of €498 million, producing a capital gain of €16 million;

-	gains from the sale on September 30, 2003 of the second tranche of shares of Pramindo Ikat (15% of shares, following an initial tranche of 30% in September 2002) for €22 million, producing a capital gain of €14 million;

-	sale by France Telecom of its 23.11% holding of Eutelsat shares on April 28, 2003, for a net cash amount of €373 million, producing a capital gain of €14 million;

1.2.3.3.2 Provisions and reversal of provisions

■	Excluding disposal gains or losses, other non-operating income/(expense), included, in particular, other provisions and write-backs. In 2004, this item relates to the following:

-	a provision for the write-down of Equant’s tangible and intangible assets in the amount of €483 million. During the second half of 2004, Equant’s short- and medium-term perspectives continued to decline compared to the first half. A write-down of Equant’s tangible and intangible assets, distributed on a pro rata basis of the net accounting values was recorded in the amount of €483 million (€261 million for the group share). See section 2.3.8.2 “Exceptional goodwill amortization” and Notes 6, 8, 9 and 10 of the Notes to the Consolidated Financial Statements.

-	a provision of €36 million for the write-down of assets in the Ivory Coast;

-	a provision of €42 million in connection with the first application of the IAS 19 standard relating to different employee benefit packages;

-	provision write-backs related to MobilCom in the amount of €121 million, Uni2 in the amount of €95 million, a remaining provision of €62 million following the payment related to Equant’s CVRs and the Teleinvest securities in the amount of €61 million.

■	In 2003, the main provisions and provision write-backs related to:

-	an additional provision relating to the sale option on the Kulczyck put, related to the purchase of TP S.A. shares, of €299 million due mainly to the depreciation of the Polish zloty against the euro;

-	in 2003, within the framework of the restructuring plan, the €125 million in NTL notes received by France Telecom following the sale of its Noos shares were cancelled in exchange for the 27% of Noos held by NTL since the sale in 2001 and over which France Telecom benefited from a pledge. At December 31, 2003, the actual value of these shares on the basis of a multi-criteria evaluation was zero and, as a result, France Telecom wrote down its entire holding;

-	following a reassessment of the fair value of the shares of BITCO / TA Orange Company Ltd accounted for under the equity method, a write-down of €73 million was recorded as a non-operating expense, in addition to the exceptional amortization of goodwill; and

-	conversely, reversals of provisions mainly involved a reversal of the provision for Wind shares, to adjust the value of the shares to the price at which they were sold (divestiture occurred on July 1, 2003), of €270 million.

1.2.3.3.3 Restructuring costs

In 2004, restructuring provisions and costs amounted to €181 million, and related in particular to:

-	€72 million for the Fixed Line, Distribution, Networks, Large Customers and Operators segment;

-	€34 million for the TP Group;

-	costs for the restructuring and integration of Equant amounting to €28 million;

-	€24 million for Wanadoo and its subsidiaries; and

-	€16 million for Orange and its subsidiaries.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

In 2003, restructuring provisions and costs amounted to €305 million and related principally to Orange and its subsidiaries, for €129 million, in addition to costs for the restructuring and integration of Equant amounting to €105 million.

1.2.3.3.4 Other

Finally, other items of non-operating income/(expense) in 2004 included mainly:

-	an additional amount of €57 million granted to the personnel of the Group as part of the offer to subscribe for France Telecom shares (see Notes 25 and 31 of the Notes to the Consolidated Financial Statements);

-	the payment of €51 million in compensation for the agreement to purchase TP S.A. shares from Kulczyk Holding;

-	the acquisition for €48 million of the minority interests of Orange Denmark in exchange for the withdrawal of all ongoing claims (see Note 29 of the Notes to the Consolidated Financial Statements);

-	a provision of €44 million regarding the exercise of Wanadoo purchasing coupons by historic shareholders of Wanadoo who held their securities without interruption;

-	the loss on the repurchase of bonds relating to Orange and its subsidiaries for €28 million;

-	income from dilution of €51 million and dividends received of €25 million.

In 2003, other items of non-operating income/(expense) included mainly:

-	a cash payment on the TDIRAs of €431 million, net of revenues from the repurchase of the TDIRAs (see section 2.3.1 “Interest expense, net and foreign exchange gain/(loss), net”);

-	the loss on the repurchase of bonds by France Telecom S.A. for €106 million, following debt restructuring, and by Orange for €35 million.

-	costs related to the securitization of commercial receivables for €104 million; and

-	dividends received amounting to €14 million.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.3.4 Income taxes

In 2004, France Telecom’s income tax liability amounted to €1,998 million, compared to a gain of €2,591 million a year earlier. The income tax split between the tax consolidation group and the other subsidiaries is as follows:

(in millions of euros)	Year ended December 31,
	2004	2003
- Current taxes	(67)	0
- Deferred taxes	(1,090)	1,100
Former France Telecom S.A. tax consolidation group	(1,157)	1,100

- Current taxes	–	0
- Deferred taxes	–	1,861
Former Orange S.A. tax consolidation group(1)	–	1,861

- Current taxes	–	(18)
- Deferred taxes	–	231
Former Wanadoo S.A. tax consolidation group(1)(2)	–	213

- Current taxes	(67)	–
- Deferred taxes	(1,090)	–
France Telecom S.A. tax group (2004 structure) – see below	(1,157)	–

- Current taxes	(189)	0
- Deferred taxes	(8)	(293)
Orange UK Group	(197)	(293)

- Current taxes	(71)	(137)
- Deferred taxes	(45)	(7)
TP Group	(116)	(144)

- Current taxes	(149)	(8)
- Deferred taxes	0	(14)
Other French subsidiaries	(149)	(22)

- Current taxes	(393)	(187)
- Deferred taxes	14	63
Other foreign subsidiaries	(379)	(124)

Total income tax benefit/(charge)	(1,998)	2,591
Of which:
- Current taxes	(869)	(350)
- Deferred taxes	(1,129)	2,941

(1)	Included in the France Telecom tax consolidation group at January 1, 2004.
(2)	PagesJaunes was removed from this tax consolidation group in January 2004 following its initial public offering.

1.2.3.4.1 France Telecom S.A. tax consolidation group

At December 31, 2004, the France Telecom S.A. tax consolidation group comprised:

-	all Orange entities in France, which belonged to the former Orange SA tax group prior to the public exchange offer. These entities, now more than 95%-owned by France Telecom S.A., have joined the France Telecom tax consolidation group in accordance with their right to choose;

-	companies included in the former Wanadoo SA tax group (excluding PagesJaunes and its French subsidiaries), as the effective date of the merger between France Telecom S.A. and Wanadoo S.A. has retroactive effect from January 1, 2004. Deferred tax assets amounting to €309 million relating to the tax losses carried forward by Wanadoo S.A. prior to the effective date of the merger, and which cannot be used by the merged entity, were cancelled at December 31, 2004.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The deferred tax charge for the France Telecom S.A. tax group mainly consists of:

-	the utilization of Orange France tax loss carryforwards, amounting to €(1,056) million;

-	the utilization of tax loss carryforwards relating to the former France Telecom tax consolidation group, amounting to €(252) million;

-	the loss of Wanadoo S.A. and Wanadoo France tax loss carryforwards, in an amount of €(309) million;

-	reversals of valuation allowances and discounting provisions in an amount of €1,038 million, and cash flows for the year in an amount of €281) million;

-	the impact of the change in deferred tax rates (34.93% for 2005 and 34.43% for 2006 and thereafter) on tax loss carryforwards relating to Orange France and the former France Telecom tax consolidation group, amounting to €(230) million.

The discount rate used to calculate the deferred tax asset discounting provision was 4.5% (compared with 5.5% previously). The impact of this rate change works out at €261 million for the new tax consolidation group at December 31, 2004.

Based on its budgets, business plans and financing plans that reflect the financial position at December 31, 2004, France Telecom believes that the deferred tax assets maintained in the balance sheet for France Telecom S.A. and the companies within its tax consolidation group will be recovered due to the taxable income expected in the coming years as part of its regularly profitable fixed line and mobile business in France.

The tax audit of France Telecom and its main French subsidiaries for fiscal years 1998 and 1999 is now complete. The reassessments relate mainly to timing differences in taxable amounts. The subsidiaries concerned have set out their comments to the tax authorities. With respect to the tax consolidation group, France Telecom lodged a claim with the tax authorities on July 15, 2004 challenging the reassessments issued for €97 million. At the same date, the Group paid €217 million in respect of reassessments with which it concurred.

The French entities have set aside a €2 million provision in connection with the special tax on long-term capital gains, as set forth in the Amending Finance Law for 2004.

■	Financial Year 2003

Taking into account the impact of the capital increase on its financing plan and on its taxable income for the coming years, as well as the future integration of the Orange companies within France Telecom S.A.’s tax consolidation group, France Telecom recorded a net deferred tax gain of €1,100 million, primarily relating to a reversal of the deferred tax asset valuation allowance. Sales of treasury shares led to a deferred tax asset of €1,963 million that was recorded directly under shareholders’ equity.

■	Financial Year 2002

In 2002, the risks related to NTL and MobilCom, combined with the significant decrease in the France Telecom S.A. share price, which was reflected in the statutory accounts by the recording of tax deductible provisions, led to a significant increase in tax losses carried forward by the France Telecom S.A. tax consolidation group. This resulted in the forecast recovery date of deferred tax assets being extended beyond the eight-year timeframe used for the 2001 financial statements.

In accordance with the principle of prudence prevailing in the recognition of deferred tax assets for accounting purposes, at June 30, 2002 and December 31, 2002, the France Telecom S.A. tax consolidation group recorded a valuation allowance for deferred tax assets generated during the period, and a €1,800 million valuation allowance was recorded against deferred tax amounts at December 31, 2001, representing respectively €5,792 million at June 30, 2002 and €2,691 million at December 31, 2002. The net deferred tax charge for the France Telecom S.A. tax consolidation group for the year ended December 31, 2002 amounted to €1,602 million, after taking into account the tax related to the 2002 dividends (€198 million recorded in retained earnings).

1.2.3.4.2 Former Orange S.A. tax consolidation group

Orange S.A. and its French subsidiaries have had their own tax consolidation regime since 2002.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

In 2002, Orange initiated a number of changes in its internal organization with a view to improving its operating efficiency in three main areas, namely mass market products and services, business services and technical development. As part of this operating and strategic review, Orange initiated a project to bring Orange’s international operations outside France and the United Kingdom under a single management organization. This reorganization, which was implemented during the first six months of 2003, resulted in the alignment of Orange’s corporate structure with its new operating structure. Consequently, Orange’s main consolidated, equity accounted and non-consolidated investments outside France and the United Kingdom were regrouped under a holding entity, Orange Global Limited, a wholly-owned subsidiary of Orange.

This operational reorganization generated a total of €11.5 billion in tax losses in France during the first six months of 2003, including approximately €9 billion in ordinary tax losses and €2.5 billion in long-term capital losses. These tax losses primarily arose from the cumulative impairment charges booked against Orange’s investment in Wirefree Services Belgium (“WSB”), as reflected in Orange S.A.’s statutory accounts at December 31, 2002. These charges mainly reflect the loss in value of WSB’s underlying investments in MobilCom, Wind and Orange Nederland N.V. Given the expected net taxable profits of the French tax group in the coming years, Orange recognized a net exceptional deferred tax credit of €2,684 million, representing the net present value of the expected tax savings based on the utilization of ordinary tax losses generated through the reorganization. Part of these tax losses have been utilized against the taxable profits generated by the French tax group during 2003, resulting in a deferred tax charge of €798 million. Based on movements in deferred taxes on temporary differences during the period, Orange recorded a net deferred tax gain of €1,861 million.

Further to the public exchange offer, at December 31, 2004, over 95% of Orange S.A. was directly or indirectly held by France Telecom S.A., a French company subject to corporate income taxes. Therefore, since January 1, 2004, the members of Orange’s tax consolidation group have filed consolidated tax returns with France Telecom S.A. This election was filed during January 2004. France Telecom S.A. and Orange S.A. have drawn up an agreement under which France Telecom S.A. undertakes to pay over to Orange S.A. the tax savings resulting from the use of Orange S.A.’s tax loss carryforwards against taxable profits generated by the companies which previously belonged to Orange S.A.’s tax consolidation group. This amount would be paid over to Orange at the time the related corporate income taxes are paid.

1.2.3.4.3 Former Wanadoo S.A. tax consolidation group

Wanadoo and its French subsidiaries have had their own tax consolidation regime since 2001. The Wanadoo tax consolidation group was terminated on January 1, 2004, following the merger of Wanadoo into France Telecom.

In the Wanadoo tax consolidation group, deferred tax assets related to tax loss carryforwards had been fully provided for at December 31, 2002. At December 31, 2003, Wanadoo recognized a deferred tax gain of €357 million, net of the discounting effect, corresponding to the tax savings expected in the future as a result of the utilization of tax losses. Recognition of this gain was due to the outlook of future profitability for the French companies included in the tax consolidation group. Taxable income forecasts based on Wanadoo’s business plans showed that the tax group should be able to recover its tax losses within a period of 3 to 4 years. Part of these tax losses were offset against the taxable profits generated by the French tax group during 2003, resulting in a deferred tax charge of €85 million. Further to a review of taxation methods applicable to revenues received by Wanadoo S.A. during 2000 and deducted for tax purposes under the parent-subsidiary regime, on September 17, 2003 the tax authorities sent a tax reassessment to Wanadoo S.A., challenging the application of the parent-subsidiary regime for the revenues generated for Wanadoo S.A. on the purchase by two of its subsidiaries of their treasury shares. According to the tax authorities, the tax losses reported in 2000 no longer existed further to the reassessment, and as Wanadoo had utilized part of these losses in 2001, an additional amending reassessment was issued on November 24, 2004 in respect of fiscal year 2001. The company has contested the principle of these reassessments, as well as the amounts specified in relation to 2000 and 2001. As France Telecom has subrogated Wanadoo in its rights and obligations, it intends to take the issue to the administrative courts to contest the position taken by the tax authorities. For reasons of prudence, the company had recorded a provision for the tax risk, based on the estimated additional tax payable of €19 million, including late payment interest.

During 2001 and 2002, PagesJaunes was subject to a tax audit relating to fiscal years 1998 and 1999. The company feels that it has strong arguments to counter the tax reassessments still disputed and intends to rely on these arguments in the ensuing litigation.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.3.5 Employee profit-sharing

Pursuant to the Act of July 26, 1996 and French labor legislation, France Telecom has been subject to employee profit-sharing requirements since January 1, 1997. The profit-sharing agreement, signed with France Telecom’s labor unions, includes France Telecom’s French subsidiaries whose capital is owned, directly or indirectly, at more than 50%.

The expense, calculated at December 31, 2004 pursuant to the terms and conditions of the applicable agreement, amounted to €269 million compared to €127 million at December 31, 2003.

1.2.3.6 Net income from integrated companies

Net income from integrated companies for the period ended December 31, 2004 was €5,305 million, compared to €6,710 million for the period ended December 31, 2003.

1.2.3.7 Equity in net income of affiliates

In 2004, equity in net income of affiliates was virtually insignificant (amounting to a gain of €4 million), compared to a loss of €168 million a year earlier. This €172 million improvement was due mainly to:

-	the impact of the sale of Wind on July 1, 2003, which was formerly accounted for by the equity method. A loss of €70 million had been recorded in 2003;

-	the share of the zero income recorded with regard to BITCO / TA Orange Company Ltd. in 2004, compared to a loss of €68 million in 2003. Following the freezing of the value of the securities in the first half of 2004, a provision was reversed in the amount of the losses recorded by BITCO / TA Orange Company Ltd. for 2004. In addition, the sale by Orange of 39% of BITCO’s shares at a price of 1 Thai baht was concluded on September 29, 2004, decreasing Orange’s interest in BITCO’s share capital from 49% to 10%;

-	improvement in the share of net income of Radianz, a subsidiary of Equant, which went from a loss of €36 million in 2003 to income of €5 million in 2004. Pursuant to the agreement signed on October 21, 2004, Equant sold its 49% interest in Radianz at the end of 2004.

Conversely, the results of companies accounted for by the equity method are affected by the sale of Eutelsat completed on April 28, 2003, with regard to which a profit of €24 million had been recorded for the first half of 2003.

1.2.3.8 Goodwill amortization

1.2.3.8.1 Goodwill amortization

Completion of significant financial investments in connection with the Group’s international growth, especially in 2000, generated a significant volume of goodwill. The amount of provision for goodwill amortization (excluding exceptional goodwill amortization) at December 31, 2004, was €1,788, compared to €1,677 million at December 31, 2003. Amortization of such goodwill, essentially over a period of 20 years, in 2004 principally involved:

-	Orange for an amount of €1,348 million (including goodwill amortization for Dutchtone Group BV), including Orange PCS for €1,057 million, Orange S.A. for €168 million and OCH for €77 million;

-	Wanadoo for an amount of €245 million, including Wanadoo España (formerly eresMas) for €76 million, and Wanadoo UK (formerly Freeserve) for €63 million, and Wanadoo S.A. for €51 million;

-	TP Group for an amount of €153 million.

The increase between 2003 and 2004 was mainly due to:

-	the amortization of the goodwill related to the repurchase of minority interests of Orange, as part of the public exchange offer (offre publique d`echange) in October 2003, the tender offer (offre publique de retrait) of November 2003, followed by the compulsory purchase (retrait obligatoire), completed in April 2004;

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	the amortization of the goodwill related to the repurchase of minority interests of Wanadoo, following the mixed public tender and exchange offer (offre publique mixte) in May 2004, and the public tender offer (offer publique de retrait) followed by the compulsory purchase (retrait obligatoire) in July 2004;

-	the full consolidation since January 1, 2004 of Tele Invest and Tele Invest II, entities of Kulczyk Holding which have acquired shares of TP S.A. as a result of a change in accounting methods (see Notes 2 and 3 of the Notes to the Consolidated Financial Statements); and

-	the depreciation of the pound sterling compared to the euro.

1.2.3.8.2 Exceptional goodwill amortization

During the first half of 2004, goodwill relating to Equant was fully written down by way of exceptional amortization in an amount of €519 million (€519 million for the Group share). The decrease in Equant’s revenues, in addition to risks associated with the continuing difficult economic and competitive environment (such as occurred during the first half of 2004), led to a review of the company’s outlook.

In addition, during the second half of 2004, short- and medium-term prospects continued to decline. An impairment of Equant’s tangible and intangible assets, distributed on a pro rata basis of the net accounting values, was recorded in the amount of €483 million (€261 million for the group share—see Notes 6, 8, 9 and 10 of the Notes to the Consolidated Financial Statements).

In 2003, provisions for exceptional amortization amounted to a total expense of €1,137 million and were mainly recorded for Wanadoo UK (formerly Freeserve) for €447 million (€318 million for the group share), BITCO / TA Orange Company Ltd. for €287 million, QDQ Media for €245 million (€174 million for the group share) and Mauritius Telecom for €143 million for the group share.

1.2.3.9 Net income of the consolidated group

Net income of the consolidated Group was €3,002 million in 2004, compared to an amount of €3,728 million for 2003.

1.2.3.10 Net income

Taking into consideration minority interests, which amounted to €218 million in 2004, compared to €522 million a year earlier, consolidated net income, Group share was €2,784 million in 2004, compared to €3,206 million for 2003.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3. PRESENTATION OF THE FINANCIAL YEARS 2003 AND 2002

1.3.1 FROM REVENUES TO OPERATING INCOME AND CAPITAL EXPENDITURE OF THE GROUP

The following table sets forth, for the years ended December 31, 2003 and 2002, the progression from revenues to operating income and break down, by type of expense, France Telecom’s total operating expenses (see Note 5 of the Notes to the Consolidated Financial Statements).

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	46,121	44,609	46,630	3.4%	(1.1)%

OPEX excluding labor costs	(19,579)	(20,701)	(21,677)	(5.4)%	(9.7)%
Labor costs	(9,239)	(9,603)	(10,036)	(3.8)%	(7.9)%
Total OPEX	(28,818)	(30,305)	(31,713)	(4.9)%	(9.1)%

Operating income before depreciation and amortization	17,303	14,305	14,917	21.0%	16.0%

Depreciation and amortization (excluding goodwill)	(7,538)	(7,537)	(7,910)	0.0%	(4.7)%
Amortization of actuarial adjustments in the early retirement plan	(211)	(199)	(199)	6.0%	6.0%
Total operating expenses	(36,567)	(38,041)	(39,822)	(3.9)%	(8.2)%

Operating income	9,554	6,568	6,808	45.5%	40.3%

Operating expenses/revenues	79.3%	85.3%	85.4%

The following table sets forth the transition of operating expense figures on a historical basis to figures on a comparable basis for the 2002 financial year.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	OPEX less labor costs	Labor costs	Depreciation and amortization provisions	Amortization of actuarial adjustments in the early retirement plan
2002 figures on a historical basis	(21,677)	(10,036)	(7,910)	(199)

Changes in the scope of consolidation and others	(133)	80	(28)	0
Exchange rate fluctuations(2)	1,109	353	401	0

2002 figures on a comparable basis	(20,701)	(9,603)	(7,537)	(199)
(1)	Contributive figures.

(2)	Impact of exchange rate fluctuations between the average exchange rate in 2002 and the average exchange rate in 2003.

1.3.1.1 Revenues

Following changes in the method of payment to distributors in 2003 aimed at adapting to market practice, certain commissions are now comparable to discounts and are consequently recorded as a reduction of revenues. A reduction of revenues was also

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

adopted for the Audiotex revenues of the TP Group segment. Lastly, a change in method was implemented in 2003 for the inclusion of revenues from the sale of advertising in electronic directories, which are now spread over the duration of the advertisement. The overall impact of these changes on revenues in 2003 was to decrease revenues by €127 million.

France Telecom’s revenues for 2003 were €46.1 billion, a decrease of 1.1% on a historical basis compared to 2002. Changes in revenues on a historical basis were affected by the negative impact of exchange rate fluctuations, which amounted to €2.05 billion. In addition, changes in the scope of consolidation were limited to an impact of €40 million: the impact of the sales of TDF on December 13, 2002, Casema on January 28, 2003, and CTE Salvador on October 22, 2003, as well as the transfer of ownership of the FTM Lebanon network to the Lebanese Government as of August 31, 2002 were more than offset by the consolidation of TP Group since April 1, 2002 and Wanadoo España (formerly eresMas) since November 1, 2002.

On a comparable basis, France Telecom’s revenues increased by 3.4% in 2003 compared to 2002. The increase in consolidated revenues was due to growth of the Orange segment (9.0% on a comparable basis), and the double-digit growth of the Wanadoo segment’s activities (26.2% on a comparable basis). These increases offset the decline in revenues from the domestic fixed line business (a decline of 2.4%). Regarding international activities, the TP Group segment’s business increased (1.5% on a comparable basis) and the Equant segment’s global services revenues decreased slightly (a decline of 0.8% on a comparable basis).

The total number of customers of France Telecom and its controlled companies was 117.1 million at December 31, 2003, an increase of 4.8% on a historical basis and 7.0% on a comparable basis, compared to 2002. The number of new subscribers acquired in 2003 amounted to 7.7 million on a comparable basis and were mainly derived from wireless services, which had 6.4 million new active customers in 2003, and Internet activities, which had 0.8 million new customers during 2003. The number of customers in fixed line telephony increased by 0.4 million, mainly in Poland.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table sets forth for 2003 and 2002, the Group’s revenues by segment, before elimination of inter-segment transactions.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	Historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Orange France	7,983	7,651	7,651	4.3%	4.3%
Orange UK	5,819	5,418	5,961	7.4%	(2.4)%
Rest of World	4,315	3,574	3,657	20.7%	18.0%
Inter-segment eliminations	(176)	(180)	(184)	2.2%	4.3%

Orange Segment	17,941	16,463	17,085	9.0%	5.0%

Access, Portals and e-Commerce	1,708	1,209	1,199	41.3%	42.5%
Directories	918	869	880	5.6%	4.3%
Inter-segment eliminations	(9)	(5)	(4)	(80.0)%	(125.0)%

Wanadoo Segment	2,617	2,073	2,075	26.2%	26.1%

Subscription fees	4,106	4,034	4,034	1.8%	1.8%
Calling services	3,964	4,365	4,365	(9.2)%	(9.2)%
On-line services and Internet access	973	852	852	14.2%	14.2%
Other consumer services	2,260	2,417	2,433	(6.5)%	(7.1)%

Consumer services	11,304	11,669	11,685	(3.1)%	(3.3)%

Business fixed line telephony	3,327	3,531	3,527	(5.8)%	(5.7)%
Business networks	2,526	2,406	2,385	5.0%	5.9%
Other business services	842	851	1,648	(1.0)%	(48.9)%

Business services	6,695	6,788	7,560	(1.4)%	(11.4)%

Domestic interconnection	1,206	1,261	1,261	(4.3)%	(4.3)%
International operator services	574	610	610	(5.8)%	(5.8)%
Other services	1,586	1,508	1,509	5.2%	5.1%

Carrier services	3,367	3,378	3,379	(0.3)%	(0.4)%

Other revenues	395	453	440	(12.8)%	(10.2)%

Fixed Line, Distribution, Networks, Large Customers and Operators Segment	21,761	22,288	23,064	(2.4)%	(5.6)%

Equant Segment	2,612	2,632	3,156	(0.8)%	(17.2)%

Fixed line services	3,250	3,430	2,884	(5.2)%	12.7%
Wireless telephony	1,025	794	700	29.1%	46.4%
Internet and other revenues	76	59	43	28.8%	76.7%
Inter-segment eliminations	(187)	(179)	(156)	(4.5)%	(19.9)%

TP Group Segment	4,164	4,104	3,471	1.5%	20.0%

Other International Segment	1,621	1,559	2,427	4.0%	(33.2)%

Inter-segment eliminations	(4,595)	(4,510)	(4,648)	(1.9)%	1.1%

Group revenues	46,121	44,609	46,630	3.4%	(1.1)%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.1.2 From revenues to operating income before depreciation and amortization

1.3.1.2.1 Operating expenses before depreciation and amortization excluding labor costs

Operating expenses before depreciation and amortization excluding labor costs amounted to €19,579 million in 2003, compared to €21,677 million on a historical basis and €20,701 million on a comparable basis in 2002. Such expenses include:

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
External charges(1) (2)	(18,012)	(18,981)	(19,992)	(5.1)%	(9.9)%

Commercial expenses(2)	(5,514)	(5,482)	(5,767)	0.6%	(4.4)%
Of which:
– Purchases of merchandise	(3,054)	(2,891)	(3,007)	5.7%	1.6%
– Distribution commissions	(1,396)	(1,422)	(1,528)	(1.8)%	(8.6)%
– Advertising, communications, sponsorship	(1,063)	(1,170)	(1,232)	(9.1)%	(13.7)%
Other external charges(2)	(12,498)	(13,499)	(14,225)	(7.4)%	(12.1)%

Other expenses	(1,567)	(1,721)	(1,685)	(8.9)%	(7.0)%

OPEX excluding labor costs	(19,579)	(20,701)	(21,677)	(5.4)%	(9.7)%
(1)	Net of capitalized labor costs

(2)	See section 1.6.5 “Glossary”.

On a historical basis, operating expenses before depreciation and amortization excluding labor costs decreased by 9.7% between 2002 and 2003, as compared to a slight decrease in revenues of 1.1%. This decrease in expenses mainly reflected changes in the scope of consolidation, resulting principally from the sales of TDF and Casema, the transfer of ownership of the FTM Lebanon network to the Lebanese Government, and the effects of exchange rate fluctuations amounting to over €1 billion (see the table in section 1.1.1.1 “Principal operating results” which sets forth for the financial year 2002, the means of calculation, using historical figures, of figures on a comparable basis).

Comparing the figures on a comparable basis for 2002, and restated to account for the effects of scope of consolidation and exchange rates, operating expenses before depreciation and amortization excluding labor costs decreased by 5.4%, as compared to an increase in revenues of 3.4% for the same period. The principal savings were derived from the Fixed Line, Distribution, Networks, Large Customers and Operators segment and the Equant segment.

One of the TOP Program’s objectives is the reduction of external charges (see section 1.1.2.2 “Results of the `TOP’ operational improvements program”). External charges decreased significantly by 9.9% on a historical basis and by 5.1% on a comparable basis.

1.3.1.2.2 Labor costs

Labor costs included in the calculation of operating income before depreciation and amortization in 2003 are net of capitalized labor costs. Labor costs amounted to €9,239 million in 2003 and €10,036 million on a historical basis and €9,603 million on a comparable basis in 2002.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table presents, for the periods ended December 31, 2002 and 2003, the calculation of personnel expenditure and labor costs:

(€ millions)	Year ended December 31,		Variations
	2003	2002	2003/2002
	historical	historical	historical
Wages and salaries	(6,986)	(7,535)	(7.3)%
Employee-related	(2,471)	(2,705)	(8.7)%

Total personnel expenditure	(9,457)	(10,240)	(7.6)%

Capitalized labor costs(1)	408	431	(5.3)%
Payroll taxes and other	(190)	(227)	(16.3)%

Total labor costs	(9,239)	(10,036)	(7.9)%
(1)	Capitalized labor costs correspond to labor costs included in the cost of assets produced by France Telecom.

The analyses below are based upon labor costs. Labor costs do not include statutory employee profit-sharing or charges relating to discounting or changes in actuarial assumptions relating to the early retirement plan.

The following table sets forth for 2003 and 2002, the distribution of labor costs of France Telecom among France Telecom S.A., the domestic subsidiaries and the international subsidiaries.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
Labor costs	historical	on a comparable basis (unaudited)	Historical	on a comparable basis (unaudited)	historical
France Telecom S.A.	(5,332)	(5,438)	(5,431)	(1.9)%	(1.8)%
Domestic subsidiaries	(1,147)	(1,128)	(1,388)	1.7%	(17.4)%
Total France	(6,479)	(6,565)	(6,819)	(1.3)%	(5.0)%

International subsidiaries	(2,760)	(3,038)	(3,218)	(9.2)%	(14.2)%
Group Total	(9,239)	(9,603)	(10,036)	(3.8)%	(7.9)%

The following table sets forth for 2003 and 2002, the average number of employees (full-time equivalent) of France Telecom among France Telecom S.A., the domestic subsidiaries and the international subsidiaries at December 31.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
Average number of employees (full-time equivalent)(1)	historical	on a comparable basis (unaudited)	Historical	on a comparable basis (unaudited)	historical
France Telecom S.A.	111,031	117,590	117,529	(5.6)%	(5.5)%
Domestic subsidiaries	19,069	19,570	23,532	(2.6)%	(19.0)%
Total France	130,100	137,160	141,061	(5.1)%	(7.8)%

International subsidiaries	91,557	109,091	99,084	(16.1)%	(7.6)%
Group Total	221,657	246,251	240,145	(10.0)%	(7.7)%
(1)	Permanent contracts (CDI) and fixed-term contracts (CDD), see section 1.6.5 “Glossary”.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table sets forth for 2003 and 2002, the number of employees (end of period) of France Telecom among France Telecom S.A., the domestic subsidiaries and the international subsidiaries at December 31.

(€ millions)	Year ended December 31,			Variations
Number of employees (at December 31)(1)	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

France Telecom S.A.	110,814	117,832	117,772	(6.0)%	(5.9)%
Domestic subsidiaries	19,083	19,812	23,894	(3.7)%	(20.1)%
Total France	129,897	137,644	141,666	(5.6)%	(8.3)%

International subsidiaries	88,626	97,021	101,907	(8.7)%	(13.0)%
Group Total	218,523	234,665	243,573	(6.9)%	(10.3)%
(1)	Permanent contracts (CDI) and fixed-term contracts (CDD), see section 1.6.5 “Glossary”.

The following analysis is made on the basis of labor costs for the periods ended December 31, 2003 and 2002.

-	The number of France Telecom employees at December 31, 2003 decreased by 10.3% to 25,050 on a historical basis;

Excluding the impact of changes in the scope of consolidation, which accounted for a decrease of 8,908 employees (in particular, 4,429 employees at TDF, 2,976 employees at CTE Salvador and 731 employees at Casema), the number of employees at December 31, 2003 decreased by 16,142 employees, from 234,665 at December 31, 2002, to 218,523 at December 31, 2003. Of this decrease, 7,747 employees were located in France (of which 7,500 were employees with permanent contracts (CDI)) and 8,395 were located internationally (of which 5,400 were employees with permanent contracts (CDI)).

-	On a historical basis, the average number of full-time equivalent employees decreased by 18,488 employees, a 7.7% decrease between 2003 and 2002. Changes in the scope of consolidation amounted to a decrease of 6,132 full-time employees, principally resulting from the divestitures of TDF (4,379 employees), Casema (673 employees) and CTE Salvador (511 employees).

On a comparable basis, the decrease in the average number of full-time equivalent employees was 24,594, which amounts to a 10.0% decrease. This decrease resulted principally from TP Group (14,031 average full-time equivalent employees), France Telecom S.A. (6,473 full-time equivalent employees) and Equant (2,018 full-time equivalent employees).

This decrease was in line with the estimate of 22,000 employee departures, whether through natural attrition or related to the early retirement plan, between 2003 and 2005. The departures fell within the framework of an agreement for employment and skills management signed in June 2003 with four labor unions. Over 700 employees had volunteered to leave the company to join the public sector. This trend was expected to accelerate during 2004 as a result of recent legislative changes favoring the integration of France Telecom’s public sector employees into other state organizations and defining a structure for the financial assistance of their mobility.

Restructuring measures at Equant led to a decrease in the headcount and a significant decrease in the need for temporary and external personnel.

External hiring was slowed dramatically during the first half of 2003 in France. It was limited to 1,060 employees, of which 770 employees were hired to support sales teams and research and development.

The use of additional part-time employees (short-term contracts and temporary workers) was significantly reduced. At December 31, 2003, the Group employed approximately 3,500 fewer employees on short-term contracts and, during the course of the year, used approximately 3,300 fewer temporary employees on average.

During the same period, labor costs decreased by 3.8% on a comparable basis (7.9% on a historical basis), from €9,603 million in 2002 (on a comparable basis) to €9,239 million in 2003.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The 3.8% decrease on a comparable basis was the result of:

-	a 7.3% decrease due to the volume effect linked to the decrease in the average number of employees and the average cost of departures actually recorded;

-	An increase of 3.5%, due to the increase in the average unit cost excluding the impact of a decrease in the number of employees.

■	France Telecom S.A.

The average number of employees of France Telecom S.A. decreased by 5.5% between 2002 and 2003 on a historical basis. The decrease was due mainly to employee departures linked to France Telecom’s early retirement plan. Since the implementation of the early retirement plan in September 1996, 26,011 employees have chosen to accept early retirement under the plan (excluding other pre-existing early departure programs), including 4,413 employees in 2003.

On a historical basis, France Telecom S.A.’s labor costs decreased by 1.7% between 2002 and 2003. This decrease was due mainly to a reduction in the headcount, partially offset by the increase in salaries due to general public sector measures, as well as the increase in the base salaries of employees under a collective bargaining agreement and the increase in provisions in respect of profit-sharing (a new agreement for 2004).

■	Subsidiaries in France

The 19.0% decrease in the average number of employees of subsidiaries in France between 2002 and 2003 was mainly due to the sale of TDF.

The 17.3% decrease in labor costs in the French subsidiaries in 2004 on a historical basis was mainly due to changes in the headcount.

■	International subsidiaries

The 7.6% decrease in the average number of employees of international subsidiaries between 2002 and 2003 was principally the result of reductions in the headcount at TP Group, Equant, Côte d’Ivoire Telecom and JTC (in addition to changes in the scope of consolidation relating to the sale of Casema and CTE Salvador).

On a historical basis, labor costs for international subsidiaries decreased by 14.2% primarily due to the following:

-	the positive exchange rate effects of Equant, TP Group and Orange partially offset by the impact of the full consolidation of TP Group (which was only consolidated for nine months in 2002); and

-	a volume effect corresponding to the reduction in average headcount on a constant Group structure basis, in particular TP Group (a decrease of 14,031 in the average number of full-time equivalent employees) and Equant (a decrease of 2,018 in the average number of full-time equivalent employees).

1.3.1.3 Operating income before depreciation and amortization

The France Telecom Group’s operating income before depreciation and amortization amounted to €17,303 million in 2003 compared to €14,917 million in 2002, representing an increase of 16.0%.

On a comparable basis, operating income before depreciation and amortization amounted to €14,305 million, at December 31, 2002 resulting in an increase of 21.0% in 2003.

1. 3.1.4 From operating income before depreciation and amortization to operating income

1.3.1.4.1 Depreciation and amortization

Depreciation and amortization (excluding goodwill) decreased by 4.7% on a historical basis between 2002 and 2003 amounting to €7,538 million in 2003, compared to €7,910 million a year earlier.

This decrease was due primarily to the impact of positive exchange rate fluctuations on the Polish zloty, US dollar and pound sterling, amounting to €401 million.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Changes in the scope of consolidation had a negative impact on depreciation and amortization (excluding goodwill) amounting to €29 million. The impact of the consolidation of TP Group over the full year 2003, compared with only nine months in 2002 (a loss of €281 million), was offset by the decreases resulting from withdrawals from the scope of consolidation, including the sales of TDF (€123 million) and Casema (€92 million) and the transfer of ownership of the FTM Lebanon network to the Lebanese Government (€34 million).

Depreciation and amortization (excluding goodwill) reflected the impact of reductions in investments in tangible and intangible assets for the fixed line telephony business in France.

On a comparable basis, depreciation and amortization (excluding goodwill) remained stable. The decrease in depreciation and amortization (excluding goodwill) in the Fixed Line, Distribution, Networks, Large Customers and Operators segment was offset by increases in the Orange segment, particularly in France.

1.3.1.4.2 Amortization of actuarial adjustments to the early retirement plan

In 2003, the amortization of actuarial adjustments to France Telecom’s early retirement plan amounted to a net charge of €211 million, compared to a charge of €199 million in 2002, both on historical and comparable bases.

1. 3.1.5 Operating income

Operating income for the France Telecom Group amounted to €9,554 million in 2003, compared to €6,808 million a year earlier, an increase of 40.3%. This increase reflected primarily the improvement in operating income before depreciation and amortization between the two periods, in addition to the significant decrease in depreciation and amortization (excluding goodwill).

On a comparable basis, operating income before depreciation and amortization amounted to €6,568 million in 2002, resulting in an increase of 45.5% in 2003.

1.3.1.6 Capital expenditures and investments

The following table sets forth capital expenditures in 2003 and 2002:

(€ millions)	Year ended December 31,
	2003	2002	2002
	historical	on a comparative basis (unaudited)	historical
Investments in tangible and intangible assets excluding UMTS/GSM licenses(1)	5,086	6,950	7,441
Investments in UMTS/GSM licenses	0	134	134

Financial investments(2)	237	–	2,228

(1)	See Note 4 of the Notes to the Consolidated Financial Statements.

(2)	Excluding the repurchase of treasury shares and net of cash acquired.

1.3.1.6.1 Investments in tangible and intangible assets excluding UMTS/GSM licenses

Investments in tangible and intangible assets excluding UMTS/GSM licenses decreased significantly between 2002 and 2003, for a decline of 31.7% on a historical basis and 26.8% on a comparable basis.

This decrease was mainly the result of:

-	changes in the scope of consolidation, such as the sales of TDF and Casema;

-	fluctuations in exchange rates, mainly for the Polish zloty, pound sterling and US dollar; and

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	savings following the implementation of the “TOP Program” (see section 1.2.2 “Results of the TOP, operational improvements program”), in particular the effects of the TOP Sourcing Program (the new Group purchasing policy), greater selectivity relating to investments in tangible and intangible assets and support of growth areas.

In 2003, investments in tangible and intangible assets excluding UMTS/GMS licenses amounted to €5,086 million, compared with €7,441 million in 2002 on a historical basis and €6,950 million on a comparable basis. The breakdown of these investments by segment is presented in the following table.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Orange Segment	2,362	3,142	3,281	(24.8)%	(28.0)%
Wanadoo Segment	76	107	108	(29.0)%	(29.6)%
Fixed Line, Distribution, Networks, Large Customers and Operators Segment	1,356	2,097	2,243	(35.3)%	(39.5)%
Equant Segment	248	327	392	(24.2)%	(36.7)%
TP Group Segment	883	1,051	1,045	(16.0)%	(15.5)%
Other International Segment	183	246	396	(25.6)%	(53.8)%
Inter-segment eliminations	(22)	(20)	(24)	(10.0)%	8.3%

Total Group CAPEX	5,086	6,950	7,441	(26.8)%	(31.6)%

The Orange segment and the Fixed Line, Distribution, Networks, Large Customers and Operators segment provided the most significant gains. Investments in tangible and intangible assets excluding UMTS/GSM licenses were allocated to growth areas (such as ADSL) to ensure the long-term growth of the Group’s leading activities.

The following table breaks down investments in tangible and intangible assets.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
CAPEX	5,086	6,950	7,441	(26.8)%	(31.6)%

Of which
Second and third-generation wireless radio equipment	1,826	2,133	2,178	(14.4)%	(16.2)%
Information systems	1,168	1,506	1,493	(22.5)%	(21.8)%
Other networks	657	1,156	991	(43.2)%	(33.7)%
ADSL	244	186	187	30.9%	30.5%

Investments in tangible and intangible assets excluding UMTS/GSM licenses are described further below (see section 3.2 “Analysis of operating income and investments in tangible and intangible assets by segment”).

1.3.1.6.2 Acquisitions of UMTS and GSM licenses

In 2003, no UMTS/GSM licenses were purchased.

In 2002, the Group’s investments included €134 million for the acquisition of the following wireless licenses:

-	€53 million for an additional payment for a GSM license in the Ivory Coast (Orange segment);

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	€35 million for the acquisition of a UMTS license in Slovakia (Orange segment); and

-	€46 million for the acquisition of a GSM license in Mali (by the subsidiary Ikatel) (Other International segment).

1.3.1.6.3 Financial investments

■	In 2003, net cash used in financial investments (excluding repurchases of treasury shares) amounted to €237 million, and principally included the following:

-	The acquisition of 0.24% of Orange’s capital following a tender offer for, followed by a compulsory purchase of, Orange shares for €161 million.

Further to a public exchange offer, France Telecom acquired, on October 24, 2003, 604,463,050 additional Orange shares (12.49% of the capital), raising its interest to 4,758,984,293 shares, representing approximately 98.78% of Orange’s capital and voting rights. In exchange for those Orange shares, France Telecom delivered 95,363,219 existing France Telecom shares and issued 170,600,523 new shares. The exchange ratio being 11 France Telecom shares for 25 Orange shares, the acquisition cost represents €5,652 million (or €2,026 million for the Treasury shares exchanged and €3,625 million for the newly issued shares), based on France Telecom’s closing share price of €21.25, on October 16, 2003, the date on which the French Financial Markets Council (Conseil des Marchés Financiers (CMF)) published the results of the exchange offer.

On November 20, 2003, France Telecom launched a tender offer (offre publique de retrait) followed by a compulsory purchase (retrait obligatoire) for the outstanding shares in Orange, at a price of €9.50 per Orange share. The tender offer was not extended into the United States and could not be accepted by holders resident there. The timetable for the tender offer as initially set by the CMF provided for a tender offer closing date of December 3, 2003 and the commencement of the compulsory purchase on December 4, 2003. The Association for the Defense of Minority Shareholders (“ADAM”) considered that the price offered in the tender offer was too low and on November 24, 2003 applied to the Paris Court of Appeals for the cancellation of the CMF’s notice accepting France Telecom’s tender offer followed by a compulsory purchase of the outstanding shares in Orange, as well as the cancellation of the approval (visa) by the Commission des opérations de bourse (COB) of the information memorandum relating to this offer. ADAM also applied for a stay of execution in relation to the CMF’s decisions. Further to these applications, the Autorité des Marchés Financiers (AMF) – the French stock exchange regulatory authority which replaced the COB and the CMF – decided to extend the tender offer procedure period until the issuance by the Paris Court of Appeals of its decision. At December 31, 2003 France Telecom had acquired 16,915,370 shares under the tender offer, representing €161 million, increasing its stake in Orange to 99.02%.

-	the capital increase of Wind, subscribed for in the amount equivalent to the holding of such company (26.575%), for €35 million;

-	The purchase of minority interests in Wirtualna Polska (30.46% of the share capital) for €18 million; and

-	Wanadoo’s purchase of minority interests in QDQ Media for €12 million.

■	In 2002, cash used in financial investments totaled €2,228 million (excluding purchases of treasury shares and net of the cash acquired in connection with these investments). The principal financial investments included the following:

-	the exercise of the call option on all of NTL’s preferred shares held by financial institutions for $1.1 billion, equivalent to €1,092 million;

-	the purchase of approximately 103 million Orange shares, previously held by E.On, for €950 million, in exchange for the sale of E.On’s equity stake in Orange Communications S.A., in Switzerland, to Orange S.A This purchase was made as part of E.On’s exercise of its put option;

-	Orange’s participation in BITCO Thailand’s capital increase for €69 million;

-	Orange’s participation in Wind’s capital increase in Italy for €48 million;

-	participation in the Novis capital increase for €26 million;

-	Wanadoo’s partial purchase of minority interests in QDQ Media for €23 million, which raised its holding to 99%;

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	Orange’s participation in the Optimus capital increase in Portugal for €20 million;

-	Orange’s acquisition of the remaining shares in Orange Communications S.A. for €16 million;

-	Wanadoo Portails purchase of the remaining minority interests in Wanadoo Editions for €13 million, which raised Wanadoo Portails’ controlling stake in Wanadoo Editions to 100%;

-	the purchase of Openet Telecom by Orange (Wirefree Services Belgium) and Orange World & Brand for €12 million. Openet Telecom is an Irish company that specializes in the implementation and development of tools for managing customer receivables and billing for telecommunications companies; and

-	Wanadoo’s purchase of MyWeb, the Dutch Internet access provider, for €5 million.

Cash used in financial investments was reduced by another €155 million, equivalent to the amount of cash acquired, of which €144 million represented the TP Group’s net cash at April 1, 2002, when it was fully consolidated.

1.3.2 Analysis of operating income and investments in tangible and intangible assets by segment

The following tables set forth the principal operating data by reference to six business segments defined by the Group, starting in the first six months of 2003 and described in section 1.2.2 “Analysis of Operating Income and Investments in Tangible and Intangible Assets by Segment”: “Orange”, “Wanadoo”, “Fixed Line, Distribution, Networks, Large Customers and Operators”, “Equant”, “TP Group”, and “Other International”.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The 2002 figures have been restated according to the new segmentation.

At December 31, 2003 (historical)
(€ millions)	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TPGroup	Other International	Inter- segment eliminations	Group Total
Revenues	17,941	2,617	21,761	2,612	4,164	1,621	(4,595)	46,121

Cost of services and products sold	(6,382)	(1,235)	(9,505)	(1,830)	(1,399)	(603)	3,731	(17,223)
Selling, general and administrative expenses	(4,965)	(1,027)	(4,214)	(524)	(897)	(408)	918	(11,117)
Research and development expenses	(16)	(8)	(451)	0	(9)	0	6	(478)
Operating income before depreciation and amortization	6,578	347	7,590	259	1,859	608	62	17,303
Depreciation and amortization	(2,313)	(97)	(3,313)	(427)	(969)	(294)	(125)	(7,538)
Amortization of actuarial adjustments in the early retirement plan	–	–	(211)	–	–	–	–	(211)
Operating income	4,265	250	4,066	(168)	890	314	(63)	9,554

CAPEX	2,362	76	1,356	248	884	183	(23)	5,086
UMTS/GMS licenses	–	–	–	–	–	–	–	–
Operating income before depreciation and amortization – CAPEX	4,216	271	6,234	11	975	425	85	12,217

Average number of employees (full-time equivalent)	30,722	6,568	120,037	9,872	43,451	11,007	–	221,657

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

At December 31, 2002 (on a comparable basis)
(€ millions)	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TPGroup	Other International	Inter- segment eliminations	Group Total
Revenues	16,463	2,073	22,288	2,632	4,104	1,559	(4,510)	44,609

Cost of services and products sold	(5,977)	(1,037)	(10,161)	(1,860)	(1,475)	(702)	3,576	(17,636)
Selling, general and administrative expenses	(5,491)	(977)	(4,680)	(605)	(900)	(428)	975	(12,106)
Research and development expenses	(21)	(4)	(530)	0	(9)	(1)	3	(562)
Operating income before depreciation and amortization	4,974	56	6,918	167	1,719	427	44	14,305

Depreciation and amortization	(2,270)	(107)	(3,377)	(435)	(945)	(297)	(106)	(7,537)
Amortization of actuarial adjustments in the early retirement plan	–	–	(199)	–	–	–	–	(199)
Operating income	2,704	(51)	3,342	(268)	774	130	(63)	6,568

CAPEX	3,142	107	2,097	327	1,051	246	(20)	6,950
UMTS/GMS licenses	88	–	–	–	–	46	0	134
Operating income before depreciation and amortization – CAPEX	1,832	(51)	4,821	(160)	668	181	64	7,355

Average number of employees (full-time equivalent)	31,471	6,701	126,922	11,928	57,482	11,747	–	246,251

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

At December 31, 2002 (historical)
(€ millions)	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TPGroup	Other International	Inter- segment eliminations	Group Total
Revenues	17,085	2,075	23,064	3,156	3,471	2,427	(4,648)	46,630

Cost of services and products sold	(6,200)	(1,016)	(10,541)	(2,232)	(1,254)	(1,027)	3,711	(18,559)
Selling, general and administrative expenses	(5,715)	(965)	(4,784)	(725)	(757)	(612)	979	(12,579)
Research and development expenses	(24)	(4)	(540)	0	(8)	(2)	2	(576)
Operating income before depreciation and amortization	5,146	90	7,199	200	1,453	784	45	14,917

Depreciation and amortization	(2,364)	(96)	(3,504)	(521)	(800)	(506)	(119)	(7,910)
Amortization of actuarial adjustments in the early retirement plan	–	–	(199)	–	–	–	–	(199)
Operating income	2,782	(6)	3,496	(321)	653	278	(74)	6,808

CAPEX	3,281	108	2,243	392	1,045	396	(24)	7,441
UMTS/GMS licenses	88	–	–	–	–	46	0	134
Operating income before depreciation and amortization – CAPEX	1,865	(18)	4,956	(192)	408	388	68	7,475

Average number of employees (full-time equivalent)	30,876	6,761	131,311	11,928	45,222	14,047	–	240,145

1.3.2.1 Orange segment

With 49.1 million active customers within its controlled subsidiaries at December 31, 2003, the Orange segment brought together in 2003 the vast majority of France Telecom’s wireless activities in France, the United Kingdom and worldwide, other than those wireless activities not integrated with Orange (principally Voxtel in Moldava, FTM Lebanon and PTK Centertel in Poland).

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.2.1.1 Operating indicators for the Orange segment

The table below sets out, for the periods ended December 31, 2003 and 2002, the main operating indicators of the Orange segment.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	17,941	16,463	17,085	9.0%	5.0%
Network revenues	16,394	14,937	15,488	9.8%	5.8%

Operating income before depreciation and amortization	6,578	4,974	5,146	32.2%	27.8%
Operating income before depreciation and amortization/Revenues	36.7%	30.2%	30.1%

Operating income	4,265	2,704	2,782	57.7%	53.3%
Operating income/Revenues	23.8%	16.4%	16.3%

CAPEX	2,362	3,142	3,281	(24.8)%	(28.0)%
CAPEX/Revenues	13.2%	19.1%	19.2%

Investments in UMTS/GSM licenses	0	88	88	ns	ns

Operating income before depreciation and amortization less CAPEX	4,216	1,832	1,865	130.1%	126.1%

Average number of employees (full-time equivalent)	30,722	31,471	30,876	(2.4)%	(0.5)%

The following table sets forth the transition of figures for the Orange segment on a historical basis to figures on a comparable basis for the 2002 financial year. The impacts relate to the transfer of the wireless activity in Egypt (ECMS, Mobinil) from the other International segment to the Orange segment from July 1, 2002, with effect from January 1.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of full-time employees
2002 figures on a historical basis	17,085	5,146	2,782	3,281	1,865	30,876

Entry into the scope of consolidation: Mobinil, ECMS	199	95	46	43	53	596
Other changes in scope of consolidation	(1)	0	0	0	(1)	(1)
Exchange rate fluctuations(2)	(820)	(267)	(124)	(182)	(85)

2002 figures on a comparable basis	16,463	4,974	2,704	3,142	1,832	31,471

(1)	Before elimination of inter-segment transaction figures.
(2)	Impact of exchange rate fluctuations between the average exchange rate for 2002 and the average exchange rate for 2003.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The effects of exchange rate fluctuations on the information on a comparable basis are as follows:

(€ millions)	Variations on a comparable basis(1) (unaudited)
Currency		Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX
Pound (Sterling)	GBP	(543)	(135)	(53)	(105)	(31)
Pound (Egyptian)	EGP	(158)	(84)	(48)	(27)	(57)
US Dollar	USD	(65)	(24)	(6)	(14)	(10)
Other currencies		(54)	(24)	(17)	(36)	13

Exchange rate fluctuations		(820)	(267)	(124)	(182)	(85)

1.3.2.1.2 Revenues of the Orange segment

The table below sets forth the 2003 and 2002 revenues for the Orange segment.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Orange France(1)	7,983	7,651	7,651	4.3%	4.3%
Orange UK	5,819	5,418	5,961	7.4%	(2.4)%
Orange Rest of World	4,315	3,574	3,657	20.7%	18.0%
Inter-segment eliminations	(176)	(180)	(184)	2.2%	4.3%

Orange revenues	17,941	16,463	17,085	9.0%	5.0%

Number of customers at December 31 (millions)	49.1	44.4	44.4	10.8%	10.8%
(1)	Includes revenues from French overseas departments through Orange Caraïbes in the French West Indies and Orange Réunion.

On a historical basis, the Orange segment’s revenues increased by 5.0% between 2002 and 2003. This growth was due in part to the consolidation of Mobinil/ECMS, which was partially offset by the negative impact of exchange rate fluctuations, particularly from revenues in pounds sterling, Egyptian pounds and U.S. dollars.

On a comparable basis, revenues reached €17.9 billion in 2003, an increase of 9.0%. This increase was related to the 9.8% growth of network revenues. The increase in the number of customers (49.1 million at December 31, 2003), supported by the integration and roll-out of the Orange brand, was 10.8% in 2003. This increase was combined with a positive trend in ARPU (average annual revenue per user – see section 1.6.5 “Glossary”), particularly in France and the United Kingdom, as a result of the development of “non-voice” services, which increased by 24.9%, representing 12.7% of network revenues in 2003 compared to 10.7% in 2002 on a comparable basis.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.2.1.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets excluding licenses for the Orange Segment

■	Operating income before depreciation and amortization

In the majority of the countries where Orange operates, the costs of subscriber acquisition had decreased, in parallel with an increase in the costs of subscriber retention, which reflected the evolution of Orange’s markets towards commercial strategies favoring customers (contract customers) who generated higher revenues rather than towards the acquisition of new clients.

On a comparable basis, total subscriber acquisition costs decreased by 14.2% between 2002 and 2003. This decrease was offset by a 44.2% increase in subscriber retention costs resulting from the expenses made to retain clients in a competitive environment.

Operating income before depreciation and amortization grew by 27.8% on a historical basis, to €6,578 million in 2003, compared to €5,146 million in 2002. This significant growth reflected the notable improvement in operating profitability across the segment, with the rate of the margin of operating income before depreciation and amortization over total revenues increasing from 30.1% in 2002, to 36.7% in 2003. This development reflected strong margin growth in Orange’s principal markets (France and the United Kingdom) and significant growth in international operations, which all produced, for the first time, positive operating income before depreciation and amortization.

On a comparable basis, operating income before depreciation and amortization grew by 32.2% between 2002 and 2003, to €6,578 million in 2003, compared to €4,974 million for the period one year earlier. On the same comparable basis, the rate of the margin of operating income before depreciation and amortization over total revenues increased from 30.2% in 2002 to 36.7% in 2003.

■	Operating income

On a historical basis, the Orange segment’s operating income increased by 53.3% to €4,265 million in 2003.

On a comparable basis, the increase was 57.7% and reflected the improvement in the segment’s operating profitability, despite the slight increase in provisions for depreciation and amortization of tangible and intangible fixed assets, which was principally due to the depreciation of the network’s infrastructures.

Previously, the amortization of intangible assets did not have a significant impact on this line item. In the future, the acquisition costs of the UMTS licenses acquired in the United Kingdom, the Netherlands, Switzerland, France, Belgium, Denmark and Slovakia, in addition to those which may be acquired in the future, will be amortized on a straight-line basis from the date at which the related network is technically ready for the commercial launch of the service.

■	Investments in tangible and intangible assets excluding GSM and UMTS licenses

Excluding GMS and UMTS licenses, investments in tangible and intangible assets showed a significant decrease of 28.0%, to €2,362 million in 2003, compared to €3,281 million in 2002 on a historical basis.

On a comparable basis, the decrease was 24.8%. This decrease was due to the postponement of investments compared to expenditure estimated at between €7 billion and €8 billion for the three years 2003 to 2005. Orange’s strategy has remained unchanged, leading Orange to offer an optimized network everywhere in all the countries where it operates.

■	UMTS and GMS licenses

No mobile licenses were acquired during 2003.

Acquisitions of mobile licenses in 2002 amounted to €88 million, including a €53 million additional payment for the acquisition of a GSM license in the Ivory Coast and a €35 million payment for the acquisition of a UMTS license in Slovakia.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The table below lists the acquired UMTS licenses at December 31, 2003.

Country	Company	France Telecom’s Interest(1) (in%)	Cost of the license at the date of acquisition (€ billions)	Awarded	Period (years)
the Netherlands	Orange Nederland	99.02%	0.44	July 2000	15
the United Kingdom	Orange Personal Communications Services	99.02%	6.60	September 2000	20
Switzerland	Orange Communications S.A.	99.02%	0.04	December 2000	15
Belgium	Mobistar	50.29%	0.15	March 2001	20
France	Orange France	99.02%	0.62 plus 1% of annual UMTS revenues	August 2001	20
Denmark	Orange A/S	66.57%	0.10	September 2001	20
Slovakia	Orange Slovensko	63.25%	0.04	July 2002	20
(1)	Direct or indirect holding including the dilution following the listing of Orange S.A.

1.3.2.1.4 Orange France component

1.3.2.1.4.1 Operating indicators for Orange France

The following table sets forth, for the periods ended December 31, 2003 and 2002, the principal operating indicators of the Orange France component.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	7,983	7,651	7,651	4.3%	4.3%
Network revenues	7,371	6,989	6,989	5.5%	5.5%

Operating income before depreciation and amortization	3,450	2,862	2,862	20.5%	20.5%
Operating income before depreciation and amortization/Revenues	43.2%	37.4%	37.4%

Operating income	2,748	2,196	2,196	25.1%	25.1%
Operating income/Revenues	34.4%	28.7%	28.7%

CAPEX	851	803	803	6.0%	6.0%
CAPEX/Revenues	10.7%	10.5%	10.5%		%
Investments in UMTS/GSM licenses	0	88	88	ns	ns

Operating income before depreciation and amortization less CAPEX	2,599	2,058	2,058	26.3%	26.3%

Average number of employees (full-time equivalent)	7,619	7,833	7,833	(2.7)%	(2.7)%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.2.1.4.2 Revenues of Orange France

The following table sets forth, for the periods ended December 31, 2002 and 2003, the Orange France component’s revenues and operating data.

	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues (€ millions)	7,983	7,651	7,651	4.3%	4.3%

Total number of customers (in thousands) Of which:	20,329	19,216	19,216	5.8%	5.8%
Contract customers (in thousands)	11,763	10,683	10,683	10.1%	10.1%
Prepaid customers (in thousands)	8,566	8,533	8,533	0.4%	0.4%
Average annual revenue per user (ARPU)(1) (€)	379		377		0.5%
Average monthly usage per user (AUPU)(1) (in minutes)	158		143		10.5%
(1)	See section 1.6.5 “Glossary”

Revenues increased by 4.3% in 2003 (on both a historical and comparable basis). This growth was principally due to the 5.5% increase of network revenues due to the increase in the number of active customers (a 5.8% increase, reaching 20.3 million at December 31, 2003). Simultaneously, ARPU (average annual revenue per user) in 2003 experienced its first year-on-year increase from €377 to €379. ARPU calculated on the basis of quarterly revenues showed growth from the second quarter of 2003. This improvement was the result of several factors:

-	the change in the average monthly usage per user, which increased by 10.5% compared to annual growth of 3.6% in 2002;

-	the effect of the increase in the number of contract customers, with an ARPU 3.4 times greater than prepaid customers. Contract customers represented 58% of the total number of active customers in 2003 compared to 56% a year earlier; and

-	the change in ARPU benefited from the progression of “non-voice” services, which accounted for 11.7% of network revenues in 2003, compared with 8.9% a year earlier.

ARPU increased despite the impact of the successive decreases of approximately 15% in the price of calls made from fixed line networks to the Orange France network, which occurred in March 2002 and January 2003. A third decrease in price by approximately 12.5% took place from January 2004.

In 2003, as previous years, billing between mobile operators in France was performed following the “Bill & keep” arrangement.

“Bill & Keep” (literally “billed and kept”) refers to the method by which the mobile operator bills the subscriber who makes the call for the whole amount of the outgoing call towards another mobile subscriber (the called party), without paying back a share of the payment for access to the terminal part of the other mobile operator’s network.

1.3.2.1.4.3 Operating income before depreciation and amortization, operating income, and investments in tangible                and intangible assets excluding licenses for the Orange France component

■	Operating income before depreciation and amortization

On a comparable basis, total subscriber acquisition costs decreased 28.3% between 2002 and 2003. This decrease was offset by the 68.7% increase in expenses resulting from subscriber retention costs in a competitive market.

As a percentage of the Orange France component’s revenues, subscriber acquisition and retention costs have decreased from 11.9% in 2002 to 10.9% in 2003. The success of the policy to migrate prepaid customers to contracts was evidenced in France by the decrease of the churn rate for contract clients. The churn rate in France decreased from 21.6% in 2002 to 18.3% in 2003.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Overall, operating expenses before depreciation and amortization decreased by 5.3% from €4,789 million in 2002 to €4,534 million in 2003, while revenues increased by 4.3%.

Operating income before depreciation and amortization increased by 20.5% on a historical basis reaching €3,450 million in 2003 from €2,862 million in 2002. This significant increase reflected the increase in the operational profitability of the Orange France component, with the rate of the margin of operating income before depreciation and amortization in relation to total revenues increasing from 37.4% in 2002 to 43.2% in 2003.

■	Operating income

Depreciation and amortization (excluding goodwill) increased by 5% from €666 million in 2002 to €702 million in 2003.

Operating income increased by 25.1% from €2,196 million in 2002 to €2,748 million in 2003.

■	Investments in tangible and intangible assets excluding UMTS and GSM licenses

Investments in tangible and intangible assets excluding UMTS and GSM licenses increased by 5.9% reaching €851 million in 2003, compared to €803 in 2002. This increase was due to stable second-generation network (GSM) expenses and initial expenses for the development of the third-generation network (UMTS).

1.3.2.1.5 Orange United Kingdom component

1.3.2.1.5.1 Operating indicators for Orange United Kingdom

The following table sets forth, for the periods ended December 31, 2002 and 2003, the principal operating indicators of the Orange UK component.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	5,819	5,418	5,961	7.4%	(2.4)%
Network revenues	5,221	4,858	5,345	7.5%	(2.3)%

Operating income before depreciation and amortization	1,972	1,637	1,801	20.5%	9.5%
Operating income before depreciation and amortization/Revenues	33.9%	30.2%	30.2%

Operating income	1,238	907	998	36.5%	24.0%
Operating income/Revenues	21.3%	16.7%	16.7%

CAPEX	754	1,040	1,145	(27.5)%	(34.1)%
CAPEX/Revenues	13.0%	19.2%	19.2%
Investments in UMTS/GSM licenses	0	0	0	ns	ns

Operating income before depreciation and amortization less CAPEX	1,218	596	656	104.3%	85.7%

Average number of employees (full-time equivalent)	11,382	11,437	11,437	(0.5)%	(0.5)%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.2.1.5.2 Revenues of Orange United Kingdom

The following table sets forth revenues and operating data for the Orange UK component. The data presented on a comparable basis for 2002 takes into account the negative impact of the exchange rate fluctuations in the pound sterling.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues (€ millions)	5,819	5,418	5,961	7.4%	(2.4)%
Total number of customers (in thousands)	13,649	13,312	13,312	2.5%	2.5%
Of which:
Contract customers (in thousands)	4,457	4,238	4,238	5.2%	5.2%
Prepaid customers (in thousands)	9,192	9,074	9,074	1.3%	1.3%
Average annual revenue per user (ARPU) (£)(1)(2)	271		259		4.6%
Average monthly usage per user (AUPU) (in minutes) (1) (2)	146		140		4.3%
(1)	See section 1.6.5 “Glossary”.

(2)	Before October 1, 2002, revenues from incoming calls from customers who switched from Orange UK to one of the other UK networks, while retaining their Orange numbers (mobile number portability or “MNP”), were included in calculating Orange UK’s overall ARPU and the ARPU for contract customers. Beginning October 1, 2002, these revenues are excluded from the calculation of Orange UK’s GSM network revenues and, consequently, from total ARPU and from ARPU for contract customers.

On a historical basis, revenues decreased by 2.4% in 2003, as a result of the negative impact of exchange rate fluctuations in the pound sterling.

On a comparable basis and excluding the effects of exchange rate fluctuations, revenues increased by 7.4% on a comparable basis, corresponding to the 7.5% increase in network revenues in 2003.

This sustained growth in network revenues was the result of:

-	the 4.6% growth, as measured in pounds sterling, in ARPU. This growth was partially attributable to the development of “non-voice” services, which accounted for 15.9% of network revenues in 2003, compared with 14.3% in 2002. ARPU increased by 16.2% between 2002 and 2003;

-	the positive effect in 2004 of the increase in the number of contract customers, with an ARPU 4.6 times greater than for prepaid customers. Contract customers represented 32.7% of the total number of active customers in 2003 compared to 31.8% in 2002; and

-	the 2.5% increase in the number of active customers, reaching 13.6 million active customers at December 31, 2003 compared with 13.3 million a year earlier.

On July 24, 2003, call termination rates for the four wireless telephone operators in the United Kingdom were reduced by 15%.

In May 2003, the Office of Telecommunications (OFTEL), the regulatory authority in the United Kingdom, acting in an advisory capacity published a proposal for a decrease in call termination rates to mobile telephones over a period of three years based on the recommendations of the British Competition Commission. The reduction is equal to the Retail Price Index less 15% per year (for Vodafone and O2) or 14% per year (for Orange and T-Mobile) from April 1, 2003 through March 31, 2006. The implementation of this three-year tariff reform was delayed, and it is unlikely that it will become effective during the period from April 1, 2003 through March 31, 2004. As a result, on December 19, 2003, OFTEL published another proposal for a decrease in call termination rates from April 1, 2004 through March 31, 2006, with a more pronounced reduction during the first year and an additional reduction equal to the Retail Price Index less 11% for the second year. If these proposals do not change at the end of the advisory period, they may come into effect during the period from April 1, 2004 through March 31, 2005.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.2.1.5.3 Operating Income Before Depreciation and Amortization, Operating Income, and Investments in Tangible and Intangible Assets Excluding Licenses for the United Kingdom Component

■	Operating Income Before Depreciation and Amortization

On a comparable basis, subscriber acquisition costs decreased by 8.3% between 2002 and 2003. Subscriber retention costs resulting from increased expenditure to retain customers in a competitive market increased by 11.7%. As a percentage of operating income, acquisition and retention costs decreased from 14.8% in 2002 to 13.6% in 2003.

The Churn rate increased from 17.5% in 2002 to 22.6% in 2003. This increase was the result of the growth in the churn rate of prepaid offers partially offset by the near stability of the churn rate of subscriptions.

Overall, operating expenses before depreciation and amortization amounted to €3,846 million in 2003 compared to €3,781 million in 2002, a 1.7% increase (on a comparable basis).

Operating income before depreciation and amortization increased by 9.5% on a historical basis. On a comparable basis, this increase is 20.5%, reaching €1,972 million in 2003 from €1,637 million in 2002. On a comparable basis, the rate of the margin of operating income before depreciation and amortization over total revenues was 33.9% in 2003 compared with 30.2% in 2002.

■	Operating Income

On a comparable basis, operating income increased by 36.5%, reaching €1,238 million in 2003 compared with €907 million in 2002. This development reflects the improved operational profitability compounded by virtually stable depreciation and amortization of tangible and intangible assets.

Between 2003 and 2002, depreciation and amortization of assets increased by 0.7% on a comparable basis and decreased 8.5% on a historical basis.

■	Investments in Tangible and Intangible Assets Excluding UMTS and GSM Licenses

In the United Kingdom, investments in tangible and intangible assets decreased significantly (by 34.1% on a historical basis, mainly the result of exchange rate fluctuations in the pound sterling, and by 27.5% on a comparable basis) compared to 2002, reflecting a slowdown in second-generation network (GSM) expenses while expenses for the third-generation network (UMTS) in 2003 were less significant than expected due to deferrals into 2004.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.2.1.6 Orange Rest of World component

1.3.2.1.6.1 Operating indicators for Orange Rest of World

The following table sets forth, for the periods ended December 31, 2003 and 2002, the principal operating indicators of the Orange Rest of World component.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues(1)	4,315	3,574	3,657	20.7%	18.0%
Network revenues(2)	3,928	3,191	3,258	23.1%	20.6%

Operating income before depreciation and amortization(2)	1,479	856	880	72.8%	68.1%
Operating income before depreciation and amortization/Revenues	34.4%	24.0%	24.1%

Operating income(2)	634	(6)	(3)	ns %	ns %
Operating income/Revenues	14.7%	(0.2)%	(0.1)%

CAPEX(2)	719	1,229	1,262	(41.5)%	(43.0)%
CAPEX/Revenues	16.7%	34.4%	34.5%
Investments in UMTS/GSM licenses	0	88	88	ns	ns

Operating income before depreciation and amortization less CAPEX(2)	760	(373)	(382)	ns %	ns %

Average number of employees (full-time equivalent) (2)	10,923	11,317	10,722	(3.5)%	1.9%
(1)	Including €33 million in revenues from the Shared Functions component of the Orange segment in 2003, €42 million in 2002 on a historical basis, €40 million on a comparable basis. Data as published by the France Telecom Group.

(2)	Data from the Orange Rest of World component excluding Shared Functions.

1.3.2.1.6.2 Revenues of Orange Rest of World component

The following table sets forth revenues and the number of customers for the Orange Rest of World component. The data presented on a comparable basis for 2002 reflects (i) the changes in scope of consolidation, in particular the transfer to Orange on July 1, 2002 (effective as at January 1, 2002) of the 71.25% interest in Mobinil and (ii) the negative impact of the exchange rate fluctuations in the Egyptian pound:

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues (€ millions) (1)	4,315	3,574	3,657	20.7%	18.0%

Total number of customers (in thousands)	15,161	11,839	11,839	28.1%	28.1%
(1)	Including €33 million in revenues from the Shared Functions component of the Orange segment in 2003, €42 million in 2002 on a historical basis, €40 million on a comparable basis. Data as published by the France Telecom Group.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

On a historical basis, revenues for the Orange Rest of World component increased by 18.0%.

On a comparable basis, revenues for the Orange Rest of World component increased by 20.7% in 2003, which reflected the 23.1% growth in network revenues.

The growth in network revenues resulted primarily from the 28.1% increase (on a comparable basis) in the number of active customers, supported by the integration and roll-out of the Orange brand. Since January 1, 2003, the number of customers increased by 3.3 million, primarily in Romania, Egypt, Slovakia and Belgium.

On a comparable basis, the 20.7% increase in the Orange Rest of World component’s revenues was mainly linked to the results achieved in Belgium, Romania, Switzerland and Egypt.

1.3.2.1.6.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets excluding licenses for the Orange Rest of World component

■	Operating income before depreciation and amortization

On a comparable basis, subscriber acquisition costs increased by 12.8% between 2002 and 2003. The cost of subscriber retention resulting from expenses incurred to maintain the number of customers in a competitive market increased by 90.3%. As a percentage of revenues, the cost of subscriber acquisition and retention increased from 8.8% in 2002 to 9.5% in 2003.

Overall, operating expenses before depreciation and amortization amounted to €2,820 million in 2003, compared with €2,711 million in 2002, an increase of 4.0%, coupled with an increase of 20.7% in revenues (on a comparable basis).

Operating income before depreciation and amortization increased by 72.8%, reaching €1,479 million in 2003, compared with €856 million in 2002 (on a comparable basis). This progression was due to positive operational profitability generated by all the international subsidiaries, and in particular, by the significant increase of operating income before depreciation and amortization in Belgium, Switzerland, Romania and Egypt. On a comparable basis, the margin of operating income over total revenues amounted to 34.4% in 2003, compared with 24.0% in 2002.

■	Operating income

The Orange Rest of World component operating income increased significantly compared with 2002 (€634 million in 2003 compared with a €6 million loss in 2002, on a comparable basis). This increase primarily reflected, the continued growth of operating income before depreciation and amortization of the component, in addition to the decrease of depreciation and amortization of tangible and intangible assets (€845 million in 2003 compared with €863 million in 2002, on a comparable basis).

■	Investments in tangible and intangible assets excluding UMTS and GSM licenses

Investments in tangible and intangible assets excluding UMTS and GSM licenses decreased by 42% (on a comparable basis) between 2003 and 2002, amounting to €719 million in 2003, compared with €1,229 million in 2002. Orange Rest of World’s investments in tangible and intangible assets in the Orange Rest of World component decreased by almost half, mainly because of the finalization of network roll-out projects in Switzerland and the Netherlands, as well as the termination of operations in Sweden.

1.3.2.1.7 Shared Group Functions of the Orange segment

The Shared Group Functions component comprises those activities relating to the development of the Orange brand and the company’s products and services, in addition to the group-wide operating expenses of Orange and its subsidiaries.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.2.1.7.1 Operating indicators for the Shared Group Functions component

The following table sets forth, for the periods ended December 31, 2003 and 2002, the principal operating indicators of the Shared Group Functions component of the Orange segment.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Operating income before depreciation and amortization	(323)	(381)	(396)	15.0%	18.3%

Depreciation and amortization	(32)	(12)	(13)	(158.6)%	(135.6)%

Operating income	(355)	(392)	(409)	9.7%	13.4%

CAPEX	38	70	71	(44.3)%	(45.4)%
Investments in UMTS/GSM licenses	0	0	0

Operating income before depreciation and amortization less CAPEX	(361)	(450)	(467)	19.5%	22.4%

Average number of employees (full-time equivalent)	798	884	884	(9.7)%	(9.7)%

1.3.2.1.7.2 Operating income before depreciation and amortization and operating income of the Shared Group Functions component

The improvement in operating income before depreciation and amortization and operating income was mainly due to the reduction of the costs relating to the development of the Orange brand and products as well as marketing expenses.

❖❖❖❖❖

1.3.2.2 Wanadoo segment

At December 31, 2003 France Telecom held 71.13% of the share capital of Wanadoo.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.2.2.1 Operating indicators for the Wanadoo segment

The table below sets forth, for the periods ended December 31, 2003 and 2002, the main operating indicators of the Wanadoo segment.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	2,617	2,073	2,075	26.2%	26.1%

Operating income before depreciation and amortization	347	56	90	ns	ns
Operating income before depreciation and amortization / Revenues	13.3%	2.7%	4.4%

Operating income	250	(51)	(6)	ns	ns
Operating income/Revenues	9.5%	(2.4)%	(0.3)%

CAPEX	76	107	108	(28.7)%	(29.5)%
CAPEX/Revenues	2.9%	5.1%	5.2%

Operating income before depreciation and amortization less CAPEX	271	(51)	(18)	ns	ns

Average number of employees (full-time equivalent)	6,568	6,701	6,761	(2.0)%	(2.9)%

The change in method for the calculation of revenues from the sale of advertising spots in electronic directories implemented in 2003 led to a reduction in revenues of €14 million and in operating income of €12 million. In 2003, the impact on the net income of the France Telecom Group was a loss of €5 million (a loss of €8 million on the net income of the Wanadoo group). The initial effect of this change in accounting method amounted to a reduction of €39 million of the Group share, recorded in “Other movements” in the statement of changes in shareholders’ equity at December 31, 2003.

The following table sets forth the transition of figures for the Wanadoo segment on a historical basis to figures on a comparable basis for the 2002 financial year. The changes in the scope of consolidation relate mainly to the full consolidation of eresMas on November 1, 2002 (renamed Wanadoo España on January 1, 2003, following the merger), with effect from January 1, 2002 on a comparable basis.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	2,075	90	(6)	108	(18)	6,761

Entry into the scope of consolidation: EresMas	59	(39)	(60)	5	(44)
Other changes in the scope of consolidation	(27)	6	15	(5)	11	(60)
Other variations(2)	(12)	(9)	(9)	0	(9)
Exchange rate fluctuations(3)	(22)	8	9	(1)	9

2002 figures on a comparable basis	2,073	56	(51)	107	(51)	6,701
(1)	Before elimination of inter-segment transaction figures.

(2)	Change in accounting method of revenues from advertising sold in electronic directories.

(3)	Impact of exchange rate fluctuations between the average exchange rate in 2002 and the average exchange rate in 2003.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.2.2.2 Revenues of the Wanadoo segment

The following table sets forth revenues for the Wanadoo segment for the periods ended December 31, 2003 and 2002 and the breakdown between the two divisions.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Access, Portals and e-Commerce	1,708	1,209	1,199	41.3%	42.5%
Directories activities	918	869	880	5.6%	4.3%
Inter-segment eliminations	(9)	(4)	(4)	ns	Ns

Wanadoo revenues	2,617	2,074	2,075	26.2%	26.1%

Of which:
– Revenues in France	1,997	1,619	1,646	23.3%	21.3%
– Revenues outside France	620	454	429	36.6%	44.5%

Number of active users(1) (in thousands)	9,153	8,416	8,535	8.8%	7.2%
Of which:
– Active users in France	4,520	3,924	3,924	15.2%	15.2%
– Active users outside France	4,633	4,492	4,611	3.1%	0.5%
(1)	Subscribers who connected at least once during the past 30 days.

On a historical basis, Wanadoo’s revenues grew by 26.1% between 2002 and 2003. In addition to the positive impact of the acquisition of Wanadoo España (formerly eresMas), this growth reflected the positive impact of the growth of Internet access (particularly broadband), partially offset by the negative impact of exchange rate fluctuations. International operations contributed 23.7% to Wanadoo revenues segment during 2003, compared to 20.7% during 2002. The Access, Portals and e-Commerce components activities increased by 42.5% while the Directories component’s activities increased by 4.3%.

On a comparable basis, revenues increased by 26.2% between 2002 and 2003, with growth of 41.3% in the Access, Portals and e-Commerce component’s operations and 5.6% in the Directories component’s business.

1.3.2.2.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets for the Wanadoo segment

■	Operating income before depreciation and amortization

In 2003, Wanadoo’s operating income before depreciation and amortization increased significantly, reaching €347 million on a historical basis, compared to €90 million in 2002. On a comparable basis, operating income before depreciation and amortization increased to €347 million from €56 million in 2002. As a percentage of revenues, operating income before depreciation and amortization amounted to 13.3% in 2003, compared to 2.7% in 2002 on a comparable basis.

■	Operating income

On a historical basis, operating income increased significantly from a loss of €6 million in 2002 to an income of €250 million in 2003. This progression reflected the sustained growth of operating income before depreciation and amortization segment’s in conjunction with the virtual stability of depreciation and amortization of tangible and intangible assets, which amounted to €97 million in 2003, compared to €96 million in 2002 (on a historical basis).

As a result of the decrease in depreciation and amortization of tangible and intangible assets on a comparable basis, operating income increased considerably from a loss of €51 million in 2002, to a gain of €250 million in 2003.

■	Investments in tangible and intangible assets

Investments in tangible and intangible assets for the Wanadoo segment decreased significantly by 29.5% between 2002 and 2003 on a historical basis.

On a comparable basis, Wanadoo’s investments in tangible and intangible assets decreased by approximately 28.7% between 2002 and 2003.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.2.2.4 Access, Portals and e-Commerce component

1.3.2.2.4.1 Operating indicators for the Access, Portals and e-Commerce component

The following table sets forth, for the periods ended December 31, 2003 and 2002, the principal operating indicators of the Access, Portals and e-Commerce component.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	1,708	1,209	1,199	41.3%	42.5%

Operating income before depreciation and amortization	45	(192)	(166)	123.6%	127.3%
Operating income before depreciation and amortization/Revenues	2.7%	(15.9)%	(13.9)%

Operating income	(38)	(282)	(246)	86.6%	84.6%
Operating income/Revenues	(2.2)%	(23.3)%	(20.5)%

CAPEX	64	91	92	(29.9)%	(30.8)%
CAPEX/Revenues	3.7%	7.5%	7.7%

Operating income before depreciation and amortization less CAPEX	(18)	(283)	(258)	93.5%	92.9%
Average number of employees (full-time equivalent)	2,161	2,263	2,323	(4.5)%	(7.0)%

1.3.2.2.4.2 Revenues from Access, Portals and e-Commerce

Revenues from Access, Portals and e-Commerce operations increased by 42.5% on a historical basis at December 31, 2003 a result of the consolidation of eresMas (renamed Wanadoo España following the merger) and by 41.3% on a comparable basis.

This increase was mainly due to revenues from Internet Access services, which increased by 47% (€1,514 million in 2003 compared to €1,031 million in 2002). The increase in the number of broadband (ADSL and cable) users was particularly marked, exceeding 2.4 million users in 2003 (27% of its European subscriber base at December 31, 2003) compared with 1.4 million a year earlier, contributing significantly to the increase in ARPU (average monthly revenue per user).

In France, the rapid development of broadband access that began in 2002 continued, with 1.8 million Wanadoo broadband subscribers in France at December 31, 2003, a 74% increase compared with 2002. The ARPU for all offers increased by 17.9%, reaching €17.80 per month.

In the United Kingdom, the rapid increase in access revenues was due to growth in contract customers, which accounted for 43% of total active customers (2.6 million) at December 31, 2003 compared to 38% at December 31, 2002, out of a total of 2.57 million active customers. At December 31, 2003, Wanadoo UK (formerly Freeserve) had 158,000 ADSL users compared to 49,000 a year earlier. The transformation of the customer base led ARPU for all available offers to increase to €9.10 per month, an increase of 35.8% compared to 2002.

In Spain, access revenues increased significantly due to the growing proportion of contract customers, which accounted for 54% of total active customers at December 31, 2003. In addition, migration from low-speed access to ADSL access had a positive impact, with the number of Wanadoo ADSL subscribers in Spain reaching 190,000 at December 31, 2003, representing 12.7% of the 1.5 million active users at that date.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

In the Netherlands, Wanadoo had 544,000 customers at December 31, 2003. Broadband customers represented 53.1% of the total customer base and ARPU amounted to €7.50.

Revenues from the portals business increased by 18% from €117 million in 2002 to €138 million in 2003, despite the negative impact of the sale of Wanadoo Editions. Advertising revenues from Wanadoo’s Portals increased significantly in 2003 despite a flat advertising market in the countries where Wanadoo operates.

e-Commerce revenues increased by 10%, reaching €56 million in 2003 compared to €51 million in 2002, generated by steady growth in the number of orders from alapage.com, reaching over 1.2 million orders, an increase of 22% compared to 2002.

1.3.2.2.4.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets for the Access, Portals and e-Commerce component

■	Operating income before depreciation and amortization

Operating income before depreciation and amortization for Access, Portals and e-Commerce activities improved significantly compared to 2002 (by €45 million in 2003, compared to a loss of €166 million on a historical basis or a loss of €192 million in 2002 on a comparable basis). This was the result of (i) the effect of the growth of revenues, enabling a better absorption of the partially-fixed production costs, (ii) the rationalization of portal operations and (iii) cost control relating to sales and marketing expenditures, as part of Wanadoo’s desire to pursue its growth, acquire new customers and encourage the migration of its subscriber base towards paying or broadband services.

Within Access services, the improvement in profitability was partially offset by the higher costs for broadband services, which are newer and have been less profitable to date than low-speed subscriptions.

Operating income before depreciation and amortization, as a percentage of revenues for the Access, Portals and e-Commerce component, increased from negative 13.9% in 2002 (on a historical basis or negative 15.9% on a comparable basis) to 2.7% in 2003. This increase reflected the marked improvement of operating profitability in all of the Internet activities and particularly the access businesses in each of the countries where Wanadoo operates.

■	Operating income

On a historical basis, operating income increased by €208 million, from a loss of €246 million in 2002 (or a loss of €282 million on comparable basis) to a loss of €38 million in 2003. This progression reflected the significant growth of operating income before depreciation and amortization in addition to the virtual stability of depreciation and amortization of tangible and intangible assets (€83 million in 2003, compared with €80 million in 2002 on a historical basis or a loss of €91 million on a comparable basis).

■	Investments in tangible and intangible assets

Between 2002 and 2003, investments in tangible and intangible assets decreased by €28 million on both a historical and comparable basis. The decrease in the Access, Portals and e-commerce component is principally due to the reduction of the in-house production of audiovisual e-Commerce products and games (Wanadoo Editions was sold during the summer) and the significant structural investments made during 2002 for Wanadoo platforms in France, which were not renewed in 2003.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.2.2.5 Directories component

1.3.2.2.5.1 Operating indicators for the Directories component

The following table sets forth, for the periods ended December 31, 2003 and 2002, the principal operating indicators of the Directories component.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	918	869	880	5.6%	4.3%

Operating income before depreciation and amortization	335	280	289	19.5%	15.8%
Operating income before depreciation and amortization/Revenues	36.5%	32.2%	32.9%

Operating income	322	265	274	21.6%	17.6%
Operating income/Revenues	35.1%	30.5%	31.1%

CAPEX	11	14	14	(20.7)%	(20.7)%
CAPEX/Revenues	1.2%	1.6%	1.6%

Operating income before depreciation and amortization less CAPEX	324	266	275	21.6%	17.6%
Average number of employees (full-time equivalent)	4,268	4,282	4,282	(0.3)%	(0.3)%

1.3.2.2.5.2 Revenues from Directories activities

In 2003, revenues from Directories activities reached €918 million, an increase of 4.3% on a historical basis and an increase of 5.6% on a comparable basis, due to the development of online directory services in France (corresponding to revenues in the amount of €885 million in 2003). Revenues from online directories (including Minitel and Internet) and site creation increased by 8% to €221 million, (of which 24% for pagesjaunes.fr ).

1.3.2.2.5.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets the Directories component

■	Operating income before depreciation and amortization

Operating income before depreciation and amortization for the Directories component increased by 19.5%, from €280 million in 2002 to €335 million in 2003.

Operating expenses before depreciation and amortization remained virtually stable, amounting to €583 million in 2003, compared with €591 million (on a historical basis) and €589 million (on a comparable basis) in 2002. As a percentage of revenue, operating expenses before depreciation and amortization decreased from 67.2% in 2002, on a historical basis, to 63.5% in 2003. This improvement was principally due to better management of editorial expenses (paper, printing and distribution of directories), in addition to the optimization of print runs.

As a percentage of revenue, operating income before depreciation and amortization increased from 32.2% in 2002 on a comparable basis (32.9% on a historical basis) to 36.5% in 2003, an increase of more than 4 points.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Operating income

On a historical basis, operating income increased by €48 million, from €274 million in 2002 to €322 million in 2003, a 17.6% increase. On a comparable basis, the increase was 21.6%.

■	Investments in Tangible and Intangible Assets

Investments in tangible and intangible assets remained virtually unchanged (€11 million in 2003, compared with €14 million in 2002 on both a historical basis and comparable basis).

1.3.2.3 Fixed Line, Distribution, Networks, Large Customers and Operators segment

The Fixed Line, Distribution, Networks, Large Customers and Operators segment includes the France Telecom Group’s fixed line services, mainly in France, in particular fixed line telephony, services to operators, business services, cable TV, retail agencies, and the sale and rental of equipment, as well as support functions (including research and development, logistics and purchasing services) and the information system division.

1.3.2.3.1 Operating indicators for the Fixed Line, Distribution, Networks, Large Customers and Operators Segment

The table below sets forth, for the periods ended December 31, 2003 and 2002, the main operating indicators of the Fixed Line, Distribution, Networks, Large Customers and Operators segment.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	21,761	22,288	23,064	(2.4)%	(5.6)%

Operating income before depreciation and amortization	7,590	6,918	7,199	9.7%	5.4%
Operating income before depreciation and amortization/Revenues	34.9%	31.0%	31.2%

Operating income	4,066	3,342	3,496	21.6%	16.3%
Operating Income/Revenues	18.7%	15.0%	15.2%

CAPEX	1,356	2,097	2,243	(35.4)%	(39.6)%
CAPEX/Revenues	6.2%	9.4%	9.7%

Operating income before depreciation and amortization less CAPEX	6,235	4,821	4,956	29.3%	25.8%
Average number of employees (full-time equivalent)	120,037	126,922	131,311	(5.4)%	(8.6)%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table sets forth the transition of figures for the Fixed Line, Distribution, Networks, Large Customers and Operators segment on a historical basis to figures on a comparable basis for the 2002 financial year. The changes in scope of consolidation relate mainly to the sale of TDF on December 13, 2002, with effect from January 1, 2002 on a comparable basis.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	23,064	7,199	3,496	2,243	4,956	131,311

Withdrawal from the scope of consolidation:
TDF	(731)	(285)	(162)	(138)	(147)	(4,341)

Other variations	(12)	6	6	1	6	(10)
Exchange rate fluctuations(2)	(33)	(2)	2	(9)	6

2002 figures on a comparable basis	22,288	6,918	3,342	2,097	4,821	126,960
(1)	Before elimination of inter-segment transaction figures.

(2)	Impact of exchange rate fluctuations between the average exchange rate in 2002 and the average exchange rate in 2003.

1.3.2.3.2 Revenues for the Fixed Line, Distribution, Networks, Customers and Operators Segment

Revenues from the Fixed Line, Distribution, Networks, Customers and Operators segment are divided into three markets: Consumer services, Business services and Carrier services. In addition there are Other revenues relating to support services, particularly Research and Development and information technology services provided to the other segments of the France Telecom Group.

The distribution of customers in the Consumer or Business markets is determined using a multi-criteria analysis based upon customer value. The analysis considers the revenues generated by France Telecom from the customer, the services used to future growth potential and, where applicable, the need for personalized customer services. Consumer services are designed especially for household customers, independent contractors and businesses with no more than five employees, although this may vary significantly depending on the type of business. The Business services are designed for businesses with more than five employees and to the Accounts (companies with over 200 employees). The Carrier Activities correspond to sales achieved with other telecommunications operators and third-party Internet Access Providers (IAPs), and include wireless services by satellite.

The table below sets forth the revenues for the Fixed Line, Distribution, Networks, Large Customers and Operators segment for the periods ended December 31, 2002 and 2003 and the variations between the two periods, expressed as percentages.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Consumer services	11,304	11,669	11,685	(3.1)%	(3.3)%
Business services	6,695	6,788	7,560	(1.4)%	(11.4)%
Carrier activities	3,367	3,378	3,379	(0.3)%	(0.4)%
Other revenues	395	453	440	(12.8)%	(10.2)%

Fixed Line, Distribution, Networks, Large Customers and Operators revenues	21,761	22,288	23,064	(2.4)%	(5.6)%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

On a historical basis, revenues decreased by 5.6% in 2003 compared to 2002. The decrease was mainly due to the sale of TDF on December 13, 2002. On a comparable basis, the decrease in revenues was 2.4% (amounting to €527 million), due, in large part, to revenues from fixed line telephony services, which represented two-thirds of the segment’s revenues.

In particular, revenues from subscriber line telephone communications decreased by 9.5% (amounting to €597 million) in 2003 (consumer and business services). Approximately half of this decrease corresponded to the impact of the 12% decrease in the average cost of calls to mobiles due to tariff decreases in 2002 and 2003. In addition, this reflected the impact of the complementary tariff reductions related to increased discounts granted to businesses. Furthermore, revenues from telephone communications by consumers and businesses were affected by a loss of market share, particularly in the market for local traffic, which was opened to competition from January 1, 2002, although the rate of loss of France Telecom’s market share decreased significantly during 2003. France Telecom’s market share for local traffic was 75.8% in December 2003, a decrease of 5.1 points in 2003 compared to a market share loss of 15.9 points in 2002. France Telecom’s market share for long distance traffic was 61.8%, a loss limited to 2.5 points.

The decrease in revenues from telephone communications in 2003 was partially offset by the effect of the rapid development of ADSL, for which revenues from the segment increased by 87.7% in year, reaching €695 million in 2003 (including revenues from the unbundling of lines), compared to €370 million in 2002. Including revenues from low speed Internet, Internet revenues for the Fixed

Line, Distribution, Networks, Large Customers and Operators segment (consumers, sales to third-party IAPs and the unbundling of lines) were €1,167 billion, compared to €919 million in 2002, an increase of 26.9% in one year. In addition, the 5.0% increase on a comparable basis of revenues from business networks was achieved due to the steady increase of data network solutions (13.0% increase on a comparable basis), in particular revenues from services linked to Internet and Intranet for businesses, increased 26.3% in 2003 compared with 2002.

The total number of telephone lines in France reached 33.9 million at December 31, 2003 compared to 34.1 million at December 31, 2002, a decrease of 0.6%. This number includes digital (Numeris) channels (expressed as line-equivalents, with each channel corresponding to one line), which accounted for 5.0 million-lines at December 31, 2003 compared to 4.9 million at December 31, 2002, or an annual increase of 2.3%.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.2.3.2.1 Revenues from Consumer Services

The table below sets forth the revenues and other operating information for Consumer Services for the periods ended December 31, 2002 and December 31, 2003 and the variations between the two periods, expressed as percentages.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Subscription fees	4,106	4,034	4,034	1.8%	1.8%
Telephone communications	3,964	4,365	4,365	(9.2)%	(9.2)%
Online services and Internet access	973	852	852	14.2%	14.2%
Other consumer services	2,260	2,417	2,433	(6.5)%	(7.1)%

Consumer services revenues	11,304	11,669	11,685	(3.1)%	(3.3)%

Number of consumer telephone lines(1)(2) (in millions)	27.6	27.9	27.9	(0.9)%	(0.9)%

Voice traffic of consumer subscribers (in billions of minutes)	59.2	63.7	63.7	(7.1)%	(7.1)%

Number of prepaid communication subscribers(2) (in millions)	8.8	6.7	6.7	31.2%	31.2%

Consumer traffic for online services and low speed Internet access (in billions of minutes)	23.3	23.0	23.0	1.2%	1.2%

Number of Consumer subscriptions to ADSL, excluding wholesales to IAPs(2) (in thousands)	1,763.2	1,013.6	1,013.6	74.0%	74.0%
(1)	This number includes analog (standard) lines and Numeris (ISDN) channels, each of which is counted as one line. The number of consumer Numeris channels at December 31, 2003 amounted to 1.1 million, an increase of 1.4% compared with 2002.

(2)	At the end of the period.

■	Consumer Subscriptions

The increase in revenues from subscription fees was principally due to price increases for consumer subscriptions which came into effect on July 20, 2002 to reflect the rate of inflation since October 2000.

The basic monthly subscription fee was increased from €12.55, all tax included, to €13.00, all tax included, representing an increase of €0.45, or 3.6%. The monthly fee for small business subscribers was increased by an identical amount, increasing from €12.65, excluding tax, to €13.10, excluding tax. The fee for small business “Presence” contracts increased by €0.50, from €16.30, excluding tax, to €16.80, excluding tax per month. The charge for Numeris lines is, as in the past, adjusted in the “Presence” small business contract subscription.

Revenues were also affected by the ongoing development of free services for standard subscriptions, such as Call Waiting, Call Forwarding, Three-Way Conferencing and Caller Identification.

These favorable developments were partially offset by the fact that the Unlisted Number option became free as of August 6, 2003, and, to a slightly lesser extent, the 0.9% decrease in the number of consumer-subscribed telephone lines.

■	Consumer Telephone Communications

Revenues from consumer telephone communications decreased by 9.2% in 2003 compared to the previous year. This decrease was due to (i) the impact of the 12% decrease in the average cost of calls to mobiles due to tariff decreases in 2002 and 2003 and (ii) the impact of the loss of market share, in particular, in the market for local traffic, which was opened to competition as of January 1, 2002.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

At the same time, calling packages continued to grow rapidly, with 8.8 million subscribers at December 31, 2003, an increase of 31.2% over the previous year. Calling packages accounted for 21.2% of consumer telephone communications revenues at December 31, 2003 compared to 12.4% at December 31, 2002.

They are responsible for the significant growth in the share of recurring revenues for consumer subscribers. In 2003, revenues from subscriptions and calling packages represented 60.4% of total revenues of subscriptions and consumer telephone communications compared to 53.9% in 2002.

■	Consumer online and Internet access services

The overall increase in revenues of 14.2% in Consumer online and Internet access services in 2003 was mainly linked to the development of the wholesale sale of ADSL access to Wanadoo in France. The revenues for this operation have more than doubled compared to 2002, reflecting the rapid growth of ADSL. At December 31, 2003, the number of ADSL accesses sold to Wanadoo amounted to 1,535 million compared with 756,000 a year earlier.

In addition, the number of direct customer subscriptions to the “ADSL line” (access to France Telecom’s ADSL network, which allows subscribers to choose their own IAP) amounted to 229,000 subscribers at December 31, 2003 compared to 258,000 at December 31, 2002, a decrease of 11.2% in the number of subscribers.

Finally, revenues from information and operator services increased by 8.3% compared to 2002 due to an increase in calls originating from mobile telephones.

The effect of these positive developments was partially offset by (i) the 13.7% decline in revenues from telephone communications for low-speed Internet access sold to Wanadoo and (ii) the 23.9% decline in revenues from Teletel kiosk services, linked to the downward trend in Teletel traffic during the year (a 23.1% decrease).

■	Other consumer services

On a comparable basis, the 6.5% decrease of Other consumer services was mainly due to the payphone and telephone cards services for which revenues decreased by 23.1% (on a comparable basis) in 2003 compared with 2002. This decline reflects the 18.8% decrease in the overall volume of traffic. The remainder of the decrease relates to services provided by the distribution network of stores in France and furnished to other partners of the France Telecom Group (principally Orange France and Wanadoo Interactive) to market their services.

The annual growth of 4.3% in revenues from equipment sales and rentals for consumers in 2003 was related to the sustained development of sales of mobile equipment and talktime Mobicarte recharges by the distribution network of France Telecom stores in France. Sales of equipment and mobile services increased by 31.4% compared to 2002 and amounted to 44% of revenues from equipment sales and rentals in 2003.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.2.3.2.2 Revenues from Business Services

The table below sets forth the revenues and other operating information for business services for the periods ended December 31, 2002 and December 31, 2003 and the variations between the two periods, expressed as percentages.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Business fixed line telephony	3,327	3,531	3,527	(5.8)%	(5.7)%
Business networks	2,526	2,406	2,385	5.0%	5.9%
Other business services	842	851	1,648	(1.1)%	(48.9)%

Business services revenues	6,695	6,788	7,560	(1.4)%	(11.4)%

Number of business telephone lines(1)(2) (in millions)	5.9	5.9	5.9	0.9%	0.9%
Voice traffic of business subscribers (in billions of minutes)	21.5	23.5	23.5	(8.8)%	(8.8)%
Business traffic in online services and low speed Internet access (in billions of minutes)	19.5	17.8	17.8	9.7%	9.7%

Total number of permanent accesses to data networks(1) (in thousands)	227.0	190.5	190.5	19.2%	19.2%
Of which:
Number of accesses for Internet and Intranet(1) (in thousands)	150.6	110.4	110.4	36.5%	36.5%

Total number of leased lines to businesses(1) (in thousands)	231.2	264.5	264.5	(12.6)%	(12.6)%
(1)	At the end of the period.

(2)	This number includes analog (standard) lines and Numeris (ISDN) channels, each of which is counted as one line. The number of business Numeris channels at December 31, 2003 amounted to 3.7 million, an increase of 2.9% compared with 2002.

Revenues from business services decreased by 11.4% in 2003 on a historical basis, mainly due to the impact of the sale of TDF on December 13, 2002. On a comparable basis, the decrease in revenues amounted to 1.4%. The 5.8% decrease in business fixed line telephony revenues was partially offset by the 5.0% increase in Business Networks revenues.

■	Business fixed line telephony

The 5.8% decline in revenues on a comparable basis for business fixed line telephony was related to the 10.2% decrease on a comparable basis of telephone communications, partially offset by the 1.3% increase in revenues on a comparable basis from telephone subscriptions.

Revenues from business telephone communications contributed almost half of the revenues from business fixed line telephony in 2003. Revenues decreased by 10.2% on a comparable basis (10.1% on a historical basis) compared to the previous year. This decrease was linked to (i) the 12% decrease in the average cost of calls to mobiles due to the tariff decreases in 2002 and 2003; (ii) the effects of reduced prices resulting from volume discounts awarded to businesses, and (iii) the effect of a loss in market share, mainly for the local traffic market, which was opened to competition on January 1, 2002.

Business telephone subscriptions amounted to approximately 40% of the revenues of business fixed line telephony in 2003. The 1.3% annual increase on a comparable basis was related to (i) the increase in the subscription price on July 20, 2002 (see “Revenues from Consumer Services – Consumer Subscriptions”), (ii) the development of additional services such as Incoming Call Routing to the called party’s number or conference calling, and (iii) to a lesser extent, the overall 0.9% increase in the number of equivalent telephone lines which reached 5.9 million equivalent telephone lines at December 31, 2003. These positive effects were partially offset by the fact that the Unlisted Number option became a free service as of August 6, 2003.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Online business services are principally comprised of the Audiotel telephone kiosk activities, which group the electronic information services available by telephone, such as home banking services and weather reports. Revenues from online business services decreased by 9.7% compared to 2002 due to (i) the increase in fees passed on to providers of kiosk services (these payments were accounted for as deductions from gross revenues from calls) and (ii) to a lesser extent, the 3.6% decrease in the volume of calls made from fixed line telephone subscribers.

■	Business networks

Revenues from business networks increased by 5.0% on a comparable basis (5.9% on a historical basis). The 13.0% increase in revenues from data network solutions on a comparable basis (€1.9 billion in 2003) was partially offset by the 13.7% decrease of revenues from leased lines on a comparable basis (€627 million in 2003).

For data network solutions, Internet and Intranet-related services experienced very substantial growth (26.3% in 2003 compared to 2002) and represented 60% of the revenues from data services in 2003. Revenues from frame relay services stabilized, while standard data products (mainly the switching of X25 packages) continued on a downward trend, falling 10.5% in 2003 compared to the preceding year.

Similarly, the decrease in revenues from leased lines reflected the transfer of businesses towards data solutions, which include services in addition to the leasing of the basic infrastructure. The overall decrease in leased lines amounted to 12.6%, corresponding mainly to analog and digital low and medium speed lines, while broadband digital lines increased by 2.0% compared to the preceding year.

■	Other business services

Revenues from other business services decreased by 48.9% in 2003 on a historical basis, mainly due to the impact of the sale of TDF on December 13, 2002. On a comparable basis, the decrease in revenues amounted to 1.1%. The 9.9% decrease in revenues from equipment sales and rentals was partially offset by the 5.5% increase in “Audiovisual” revenues and the 4.1% increase in “other business services”.

1.3.2.3.2.3 Revenues from Carrier Services

Carrier services include (i) domestic interconnection services in France with other domestic operators, (ii) services provided in France to international operators (incoming international traffic and transit services), (iii) other carrier services, in particular the wholesale sale of ADSL access to third-party Internet access providers, data services to operators and services related to the unbundling of telephone lines in France. In addition, it also includes backbone networks outside France, satellite services, the laying and maintenance of submarine cables and management and network engineering .

The following table sets forth the revenues and other operating information for France Telecom’s Carrier Services for the periods ended December 31, 2002 and 2003 and the variations between the two periods, expressed as percentages.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Domestic interconnection (€ millions)	1,206	1,261	1,261	(4.3)%	(4.3)%
International operators services (€ millions)	574	610	610	(5.8)%	(5.8)%
Other carrier services (€ millions)	1,586	1,508	1,509	5.2%	5.1%

Total carrier services revenues (€ millions)	3,367	3,378	3,379	(0.3)%	(0.4)%

Domestic interconnection traffic (billions of minutes)	42.9	40.5	40.5	5.9%	5.9%

Internet interconnection traffic (billions of minutes)	33.9	30.2	30.2	12.3%	12.3%

Incoming international traffic (billions of minutes)	3.7	3.8	3.8	(3.1)%	(3.1)%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Domestic interconnection

Domestic interconnection revenues recorded a limited decline of 4.3% in 2003. Revenues from call termination (call traffic originating from third-party operators and Orange France), which accounted for most of the domestic interconnection revenues, decreased by 3.6%. The 5.9% increase in call termination traffic was more than offset by (i) the impact of the development of direct connections with commuted switch operators of third-party networks, which were less lucrative for France Telecom; and, (ii) the impact of price decreases in the 2003 interconnection catalogue that were more moderate than in previous years.

At the same time, revenues from low speed interconnection Internet access traffic, which accounted for approximately 10% of domestic interconnection revenues, decreased by 10.0% in 2003. The impact of the 12.3% growth in traffic volumes was largely offset by the development of contract Internet interconnection implemented at the beginning of 2002. This resulted in significant decreases in pricing for low-speed Internet access traffic compared to the traditional per-minute billing system (contract Internet interconnection enables the user to pay for interconnection in terms of the number of accesses independently of the number of actual minutes).

■	International Operators Services

Revenues from International Operators Services decreased by 5.8% in 2003, mainly due to the particularly strong decline in transit services (circuit leasing and re-routing of calls), which decreased by 41.5% in a market segment that remains highly competitive. At the same time, revenues from incoming international traffic, which accounted for nearly half of revenues from international operators services, decreased by 15.6% in 2003, due to the 9.6% average reduction in fees for incoming calls billed by France Telecom to international operators and, to a lesser extent, (i) the negative impact of exchange rate fluctuations, amounting to 3.7%, compared to 2002 and (ii) the 3.1% decline in incoming international traffic compared to the previous year.

The decrease in transit services and incoming international traffic was partially offset by the development of network services provided to fixed line and wireless operators of the other segments of the France Telecom Group, in particular Orange and Other International.

■	Other Carrier Services

On a comparable basis, other carrier services increased by 5.2% due to the rapid development of wholesale ADSL access sales to third-party IAPs. The number of ADSL access accounts billed to third-party IAPs increased 3.5 times in one year, reaching 1.2 million access accounts at December 31, 2003 compared to 345,000 at December 31, 2002. In addition, Other carrier services also benefited from (i) the sustained growth of revenues from the unbundling of telephone lines in France, (ii) the increase in revenues from backbone networks outside France (North America, Europe and Asia) and (iii) the development of wireless services by satellite, particularly in the maritime sector.

These increases were partially offset by (i) a decrease of 1.3% in revenues for Data services to operators, reflecting a decrease of 3.1% in the number of lines leased to third-party operators, (ii) a decrease in the revenues from satellite operator service contracts and (iii) to a lesser extent, a decrease in submarine cable installation and maintenance services.

1.3.2.3.2.4 Other revenues

Other revenues of the Fixed Line, Distribution, Networks, Large Customers and Operators segment include revenues generated by: (i) the increase in the value of research and development activities (revenues from licenses and software) and (ii) consulting and engineering services for information systems for telecommunications as part of operators. In addition, other revenues include revenues from services billed to subsidiaries from the Group’s other segments, in particular (i) computing services, within the framework of the pooling of the Group’s information system services and (ii) property rentals.

The table below sets forth the revenues for other revenues of the Fixed Line, Distribution, Networks, Large Customers and Operators segment for the periods ended December 31, 2002 and December 31, 2003 and the variations between the two periods, expressed as percentages.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues from other revenues	395	453	440	(12.7)%	(10.2)%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The 12.7% decrease in revenues from other revenues on a comparable basis in 2003 was due, equally, to (i) the significant decline in consulting and engineering services for information systems for telecommunications operators and (ii) the decrease in revenues from property rentals to subsidiaries of other segments. At the same time, research and development revenues remained stable compared to the previous year, contributing approximately one quarter of other revenues in 2003. Similarly, revenues from information systems services to subsidiaries of other segments remained generally stable and represented approximately one-third of revenues from Other Revenues.

1.3.2.3.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets for the Fixed Line, Distribution, Networks, Large Customers and Operators segment

■	Operating income before depreciation and amortization

Operating expenses before depreciation and amortization amounted to €14,171 million in 2003, compared to €15,865 million at December, 31 2002 on a historical basis, a 10.7% decrease between the two years, partly due to the sale of TDF.

This decrease amounted to 7.8% on a comparable basis, a saving of €1,201 million. This decrease was principally attributable to a 20.2% decrease in the level of external charges, representing a saving of €763 million (on a comparable basis). The savings included the following:

-	the total amount of purchases and payments to operators decreased, mainly due to the decline in the average cost of call termination rates for calls from mobile telephones.

-	External charges, excluding purchases and payments to operators, decreased, mainly due to the effects of the TOP Program, particularly TOP Sourcing in relation to the renegotiation of agreements and the effects of which were evident in the following items: sub-contracting, fees, computing, merchandise purchasing, advertising and sponsorship.

The decline of labor costs mainly due to a reduced headcount.

Bad debts declined significantly, mainly with respect to businesses (site work recovery and identification of claims in commercial litigation).

On a historical basis, operating income before depreciation and amortization increased by 5.4% due to the sale of TDF.

On a comparable basis, operating income before depreciation and amortization increased by 9.7% between 2002 and 2003, mainly due to the effects of the implementation of TOP projects. The savings achieved largely offset the decrease in revenues. Operating income before depreciation and amortization compared to revenues was 34.9% in 2003, versus 31.0% in 2002 on a comparable basis and 31.2% on a historical basis.

■	Operating income

On a historical basis, operating income increased 16.3% despite the negative impact of the sale of TDF.

On a comparable basis, operating income increased by 21.6%, which reflected the favorable effect of the growth in operating income before depreciation and amortization, in addition to the decrease in provisions for depreciation and amortization of tangible and intangible assets.

■	Investments in tangible and intangible assets

Investments in tangible and intangible assets declined by 39.6% on a historical basis between 2002 and 2003, and decreased by 35.4% on a comparable basis.

The significant savings in investments on a comparable basis in 2003 compared to 2002 were due to the joint effects of the policy for voluntary rationalization of investments implemented through the TOP Program and the implementation of the TOP Sourcing Program for the optimization of contracts signed. Overall, investments decreased €742 million, or 35.4%, on a comparable basis in 2003 compared to 2002.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

During 2003, network-related investments, amounting to 71% of investments in tangible and intangible assets of the Fixed Line, Distribution, Networks, Large Customers and Operators segment, decreased by €351 million, or 27% on a comparable basis compared to 2002. However, investments relating to Internet spending and broadband, a strong growth sector, increased significantly in 2003 compared to their 2002 levels. In 2003, such investments represented 35% of network investments:

-	ADSL: investments in ADSL equipment increased by €38 million, a 22% increase in one year. The ADSL customer base grew significantly, increasing by over 1.6 million users at December 31, 2003 compared to December 31, 2002 (at December 31, 2003, the customer base amounted to 3.1 million ADSL access users);

-	Other Internet-specific equipment: similarly to ADSL, these investments remained practically stable during 2003, despite a decline in unit prices.

Investments for other network equipment (local loop, shared network resources, switched networks, other networks, cable networks and miscellaneous) on a comparable basis decreased by €384 million in 2003, or 38% compared to 2002. These investments related principally to “renewal” equipment.

The principal savings included notably the following:

-	IT costs expenditure decreased by €168 million, or 36%;

-	Investments in real estate decreased by €68 million, or 56% compared to 2002.

❖❖❖❖❖

1.3.2.4 Equant segment

The Equant segment was created following the merger of Equant and Global One on July 1, 2001. The merger produced the leader in the field of worldwide data transmission to businesses by the extent of its geographical coverage and seamless network and the diversity of its voice and data services.

At December 31, 2003, France Telecom held 54.15% of Equant’s share capital.

1.3.2.4.1 Operating indicators for the Equant segment

The table below sets forth, for the periods ended December 31, 2003 and 2002, the main operating indicators of the Equant segment.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	2,612	2,632	3,156	(0.8)%	(17.2)%

Operating income before depreciation and amortization	259	167	200	54.9%	29.3%
Operating income before depreciation and amortization/Revenues	9.9%	6.3%	6.3%

Operating income	(168)	(268)	(321)	37.1%	47.5%
Operating Income/Revenues	(6.4)%	(10.2)%	(10.2)%

CAPEX	248	327	392	(24.1)%	(36.7)%
CAPEX/Revenues	9.5%	12.4%	12.4%

Operating income before depreciation and amortization less CAPEX	11	(160)	(192)	106.6%	105.5%
Average number of employees (full-time equivalent)	9,872	11,928	11,928	(17.2)%	(17.2)%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table sets forth the transition of figures for the Equant segment on a historical basis to figures on a comparable basis for the 2002 financial year, including euro/US dollar exchange rate fluctuations:

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	3,156	200	(321)	392	(192)	11,928

Exchange rate fluctuations(2)	(523)	(33)	53	(65)	32

2002 figures on a comparable basis	2,632	167	(268)	327	(160)	11,928

(1)	Before elimination of inter-segment transaction figures.

(2)	Impact of exchange rate fluctuations between the average US exchange rate in 2002 and the average exchange rate in 2003.

1.3.2.4.2 Equant segment revenues

On a historical basis, revenues decreased by 17.2% between 2002 and 2003 due to strong fluctuations in the euro/US dollar exchange rate.

Equant’s revenues were relatively stable on a comparable basis between 2002 and 2003, decreasing very slightly by 0.8%.

The increase in revenues from network and integration services was offset by the decrease in revenues from other services and revenues relating to the agreement with SITA.

Due to the exchange rate fluctuations, the following comments are presented on the basis of figures expressed in US dollars as reported by Equant.

■	Revenues from network services

The Equant segment’s network services sector comprises revenues from network agreements for data transmission with direct and indirect customers and also includes network consulting services included in those agreements.

In 2003, revenues for network services increased by 2.6% to US$1,607 million. Direct sales grew by 8.3% compared with 2002. Revenues increased significantly in Western Europe, which largely offset the decrease in revenues in North America. Revenues made through indirect distribution channels decreased by 19.7% in 2003 compared to 2002. This decrease was principally due to the decrease in revenues from Sprint, Deutsche Telekom and Radianz.

At December 31, 2003, Equant operated over 1,000 IP-VPN customer networks, compared to 400 at December 31, 2002, demonstrating its capacity for growth in the most dynamic sector of the market.

■	Revenues from integration services

The Equant segment’s integration services activities include the company’s integration services, messaging services, hosting, security and the distribution of equipment and networks. Integration services comprise part of the consulting and network engineering activities and also installation and maintenance services of network equipment.

Total revenues for integration services increased by 5.1% in 2003 compared to 2002, reaching US$447 million in 2003, mainly due to the increase in revenues from the provision and deployment of equipment, which increased by 23.5%. Revenues from messaging, hosting services and security increased by 8.6% compared to 2002. The economic slowdown in the United States significantly impacted demand of small businesses for computer maintenance and led to a 9.7% decline in revenues from other integration services.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Revenues from other services

Revenues from other services decreased by 6.2%, to US$224 million, in 2003 compared to 2002. This decrease reflected amendments to product development agreements with France Telecom Transpac and the anticipated reduction in revenues from switched voice services.

■	Revenues from the SITA agreement

Revenues relating to the SITA agreement amounted to US$641 million in 2003, a 10.2% decrease in 2003 compared to 2002. The termination of the guaranteed minimum revenues provision at the end of June 2003 had a significant impact on revenues from SITA. The relationship with SITA now operates within the framework of a new agreement signed on October 16, 2003, which sets the terms of price revisions.

1.3.2.4.2.1 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets for the Equant segment

The difference between the figures on a historical basis and on a comparable basis for 2002 relates solely to the US dollar/euro exchange rate fluctuations.

■	Operating income before depreciation and amortization

Operating expenses before depreciation and amortization amounted to €2,354 million in 2003, compared to €2,956 million in 2002 on a historical basis, a decrease of 20.36% (4.5% on a comparable basis) between the two periods.

As a percentage of revenues, operating expenses before depreciation and amortization decreased to 90% of revenues in 2003, compared to 94% of revenues in 2002 on both a historical basis and comparable basis. The decrease is related to a decline in (i) transmission and access circuit costs, in (ii) labor and sites costs resulting mainly from the restructuring and integration plan implemented by Equant and (iii) reduction of general sales and marketing expenses.

Operating income before depreciation and amortization experienced strong growth, increasing from €200 million in 2002, to €259 million in 2003, a 29.3% increase on a historical basis. On a comparable basis, this growth was 54.9% (€259 million in 2003, compared to €167 million in 2002).

As a percentage of revenues, operating income before depreciation and amortization costs increased from 6.3% in 2002 to 9.9% in 2003, due to the decrease in operating expenses.

■	Operating income

On a historical basis, operating income registered a significant improvement, increasing from a loss of €321 million in 2002 to a loss of €168 million one year later, an increase of 47.5% (37.1% on a comparable basis). This reflected an increase in operating income before depreciation and amortization and a decrease of 18.0% in provisions for depreciation and amortization, which amounted to €427 million in 2003, compared to €521 million in 2002 on a historical basis.

On a comparable basis, this growth was 37.1%. As provisions for depreciation and amortization remained stable, operating income reflected the growth of operating income before depreciation and amortization.

■	Investments in tangible and intangible assets

Investments in tangible and intangible assets declined significantly, decreasing by 36.7% in 2003 on a historical basis.

On a comparable basis, this decrease amounted to 24.1%. The major items of investments in tangible and intangible assets during 2003 were:

-	“network and equipment”, in the amount of €110 million;

-	“capitalized labor costs”, in the amount of €97 million;

-	“Indefeasible Rights of Use” and “other intangible assets”, in the amount of €41 million.

❖❖❖❖❖

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.2.5 TP Group segment

TP Group has been fully consolidated since April 2002. The TP Group segment includes TP S.A., the historic Polish operator, and its subsidiaries, notably PTK Centertel’s mobile activities.

At December 31, 2003, the consortium created by France Telecom and Kulczyk Holding held 47.5% of TP S.A., of which 33.93% was held by France Telecom.

1.3.2.5.1 Operating indicators for the TP Group segment

The table below sets forth, for the periods ended December 31, 2003 and 2002, the main operating indicators of the TP Group segment.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	4,164	4,104	3,471	1.5%	20.0%

Operating income before depreciation and amortization	1,859	1,719	1,453	8.2%	28.0%
Operating income before depreciation and amortization/Revenues	44.7%	41.9%	41.8%

Operating income	890	774	653	15.0%	36.3%
Operating Income/Revenues	21.4%	18.9%	18.8%

CAPEX	884	1,051	1,045	(15.9)%	(15.4)%
CAPEX/Revenues	21.2%	25.6%	30.1%

Operating income before depreciation and amortization less CAPEX	975	668	408	46.1%	139.5%

Average number of employees (full-time equivalent)	43,451	57,482	45,222	(24.4)%	(3.9)%

The following table sets forth the transition of figures for the TP Group segment on a historical basis to figures on a comparable basis for the 2002 financial year. The changes in the scope of consolidation relate to the full consolidation of TP Group from April 1, 2002, with effect on a comparable basis from January 1, 2002.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	3,471	1,453	653	1,045	408	45,222

Entry into the scope of consolidation:
TP Group	1,218	512	231	156	356	12,260
Exchange rate fluctuations(2)	(585)	(246)	(110)	(150)	(96)

2002 figures on a comparable basis	4,104	1,719	774	1,051	668	57,482

(1)	Before elimination of inter-segment transaction figures.

(2)	Impact of exchange rate fluctuations between the average exchange rate of the zloty in 2002 and the average exchange rate in 2003.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.2.5.2 Revenues of the TP Group segment

The following table sets forth revenues for the TP Group segment at December 31, 2002 and 2003 and the breakdown of the TP Group segment’s revenues by activity:

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Fixed line services	3,250	3,430	2,884	(5.2)%	12.7%
Wireless services	1,025	794	700	29.1%	46.4%
Internet and other revenues	76	59	43	28.8	76.7%
Inter-segment eliminations	(187)	(179)	(156)	(4.5)%	(19.9)%

TP Group revenues	4,164	4,104	3,471	1.5%	20.0%

Total number of active customers (in thousands)	18,344	16,719	16,719	9.7%	9.7%
Of which:
Fixed line customers	11,127	10,792	10,792	3.1%	3.1%
Wireless customers	5,702	4,480	4,480	27.3%	27.3%
Internet customers	1,515	1,447	1,447	4.6%	4.6%

On a historical basis, revenues grew by 20.0% between 2002 and 2003. This increase was marked by two particular factors with opposite effects:

-	Revenues for 2002 on a historical basis only relate to nine months of activity whereas revenues in 2003 are for the complete period.

-	The euro/Polish zloty exchange rate fluctuations had a negative impact between 2002 and 2003 (on average €1 = 3.92 zloty for the nine months of activity in 2002 and €1 = 3.84 zloty for the full year 2002, compared to €1 = 4.39 zloty in 2003).

As a result, on a comparable basis, revenues increased by 1.5% between 2002 and 2003, to €4,164 million.

The 5.2% decline in revenues from fixed line services, which represented approximately 78% of the TP Group segment’s total revenues, was more than offset by strong growth (29.1%) in revenues from wireless services of its PTK Centertel subsidiary.

■	Revenues from fixed line services

Revenues from fixed line services declined mainly due to a decrease in revenues from communications and interconnection, which was only partially offset by growing services such as data transmission, broadband Internet and services based on intelligent networks. Communications were impacted by the opening of the long distance calling market to competition (January 2003) and the fixed line to wireless market (October 2003), in addition to the significant decline in the cost of telephone calls (long distance calling and fixed to wireless). Also, traffic from fixed lines was subject to competition from wireless services, particularly for local traffic. Interconnection revenues reflected the negative impact of the regulatory decrease in tariffs and the opening of the long distance calling market to competition. Finally, payphone activities also decreased as a result of the increase in the use of mobile phones. These developments were partially offset by the increase in the cost of subscriptions, the significant growth of the Internet, in particular broadband Internet (73% increase) and the promising success of data transmission (15% increase), despite the difficult economic environment. Services to businesses on the basis of intelligent networks increased almost 20%.

■	Revenues from wireless services

The growth of revenues from wireless services was due to the rapid growth in the number of subscribers. At December 31, 2003, the number of customers was 5,702 million, an increase of 27.3% compared to December 31, 2002. PTK Centertel’s market share improved, to 33.0% at December 31, 2003, representing almost 1 point gain in one year, while improving its customer mix. The

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

share of contract plans in the wireless customer base, for which ARPU is four times higher than prepaid plans, also showed regular growth. At December 31, 2003, contract customers represented 44.2% of overall subscribers, compared to 39.1% one year earlier.

■	Revenues from Internet and other revenues

In addition to the very rapid growth of wireless services, the TP Group segment benefited from the strong growth in the broadband Internet market from ADSL and SDI (Rapid internet access technology) technologies, for which the number of clients doubled in a year.

The virtual stability of revenues from this activity, excluding Internet and directories activities, was due to the rationalization of operations and the refocusing of activities, in addition to a clear improvement in profitability.

1.3.2.5.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets of the TP Group segment

■	Operating income before depreciation and amortization

Operating income before depreciation and amortization increased significantly from €1,453 million in 2002 on a historical basis (€1,719 on a comparable basis), compared to €1,859 million in 2003, an increase of 28.0% (8.2% on a comparable basis).

This growth was due to the cumulative effect of (i) an increase in revenues led by the dynamic growth of wireless activities and (ii) very significant cost savings, particularly for fixed line activities, as a result of the operating expenses reduction program, especially relating to real estate, transportation and equipment expenses, as well as expenses for studies, subcontracting and consulting services, and, in particular, labor costs following gains in productivity and the subcontracting of network maintenance. The number of employees declined sharply following implementation of a reorganization plan for TP Group, resulting in a 12% decrease in personnel between December 31, 2002 and December 31, 2003 and resulting in a fall in labor costs of almost 17%. Furthermore, interconnection fees decreased significantly.

As a percentage of revenues, operating income before depreciation and amortization increased from 41.9% in 2002, to 44.7% in 2003, due to the control of operating expenses.

■	Operating income

Operating income increased significantly from €653 million in 2002 on a historical basis to €890 million in 2003, a 36.3% increase.

On a comparable basis, this increase amounted to 15%. As depreciation and amortization of tangibles and intangibles remained virtually stable (€969 million at December 31, 2003 compared with €945 million at December 31, 2002, a 2.5% increase on a comparable basis), operating income reflected the growth of operating income before depreciation and amortization.

■	Investments in tangible and intangible assets excluding GSM and UMTS licenses

On a historical basis, investments in tangible and intangible assets decreased by 15.4% between 2002 and 2003.

Investments in tangible and intangible assets decreased by almost 15.9% on a comparable basis between 2002 and 2003.

This change reflected a reduction in investments in wireless activities by the TP Group segment following significant efforts made in the network in 2002. In fixed line telephony, overall expenses also decreased, significantly for classic networks. This decrease was partially offset by (i) expenses made within the framework of an ambitious program for the modernization of customer relations management (implementation of “CRM”: Customer Relationship Management) and billing, and (ii) increased investments in real estate.

For other subsidiaries, investments decreased by approximately 70% on a comparable basis between 2002 and 2003.

❖❖❖❖❖

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.2.6 Other International segment

The Other International segment includes France Telecom is other international subsidiaries, the main activities of which are fixed line telephony services outside France as well as certain wireless activities of the France Telecom Group not contributed to Orange (Voxtel in Moldava and FTM Lebanon, Ikatel in Mali, Sonatel Mobile in Senegal and Mobilecom in Jordan).

1.3.2.6.1 Operating indicators for the Other International segment

The table below sets forth, for the periods ended December 31, 2003 and 2002, the main operating indicators of the Other International segment.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
	historical	on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical
Revenues	1,621	1,559	2,427	4.0%	(33.2)%

Operating income before depreciation and amortization	608	427	784	42.2%	(22.5)%
Operating income before depreciation and amortization/Revenues	37.5%	27.4%	32.3%

Operating income	314	130	278	142.1%	13.2%
Operating Income/Revenues	19.4%	8.3%	11.4%

CAPEX	183	246	396	(25.4)%	(53.8)%
CAPEX/Revenues	11.3%	15.8%	16.3%
Investments in UMTS/GSM licenses	0	46	46	ns	ns

Operating income before depreciation and amortization less CAPEX	425	181	388	134.9%	9.4%

Average number of employees (full-time equivalent)	11,007	11,747	14,047	(6.3)%	(21.6)%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table sets forth the transition of figures for the Other International segment on a historical basis to figures on a comparable basis for the 2002 financial year. The changes in the scope of consolidation relate to:

-	the transfer of ownership of the FTM Lebanon network to the Lebanese government as of August 31, 2002, with effect from January 1, 2002 on a comparable basis;

-	the sale of Casema on January 28, 2003, with effect from February 1, 2002 on a comparable basis;

-	the transfer of wireless activities in Egypt (ECMS, Mobinil) from the Other International segment to the Orange segment, as of July 1, 2002, with effect from January 1, 2002 on a comparable basis; and

-	the sale of the indirect holding in CTE Salvador on October 22, 2003, with effect from November 1, 2002 on a comparable basis.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees
Figures on a historical basis at December 31, 2002	2,427	784	278	396	388	14,047

Withdrawal from the scope of consolidation:
FTM Lebanon	(251)	(115)	(80)	(8)	(107)	(405)
Casema	(212)	(78)	14	(68)	(10)	(673)
Mobinil, ECMS	(199)	(95)	(46)	(43)	(53)	(617)
CTE Salvador	(67)	(22)	(9)	(11)	(11)	(511)
Other changes in the scope of consolidation	(20)	(2)	(2)	1	(1)	(94)
Exchange rate fluctuations(2)	(119)	(45)	(25)	(21)	(25)

2002 figures on a comparable basis	1,559	427	130	246	181	11,747
(1)	Before elimination of inter-segment transaction figures.

(2)	Impact of exchange rate fluctuations between the average exchange rate in 2002 and the average exchange rate in 2003.

The following table sets forth the impacts of exchange rate fluctuations :

(€ millions)		Variations on a comparable basis (unaudited)
Currency		Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX
US Dollar	USD	(58)	(25)	(13)	(8)	(17)
Pound (Egyptian)	EGP	(22)	(5)	(3)	(4)	(1)
Other currencies		(39)	(15)	(9)	(9)	(7)

Exchange rate fluctuations		(119)	(45)	(25)	(21)	(25)

1.3.2.6.2 Revenues for the Other International segment

On a historical basis, revenues declined by 33.2%, to €1,621 million, due to significant exchange rate fluctuations, in particular for the US dollar and Egyptian pound, in addition to changes in the scope of consolidation, mainly including:

-	the transfer of ownership of the FTM Lebanon network to the Lebanese Government as of August 31, 2002;

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	the sale of Casema on January 28, 2003;

-	the transfer to Orange of wireless operations in Egypt (Mobinil and ECMS) as of July 1, 2002; and

-	the sale of the indirect holding in CTE Salvador’s share capital on October 22, 2003.

On a comparable basis, revenues grew 4.0% between 2002 and 2003. This growth was due mainly to the improvement in international fixed line services, notably with an increase in revenues of the Uni2 Group in Spain during 2003.

1.3.2.6.3 Operating income before depreciation and amortization, operating income, and investments in tangible and intangible assets excluding licenses of the Other International segment

■	Operating income before depreciation and amortization

Operating expenses before depreciation and amortization decreased by 38.4% (10.7% on a comparable basis) amounting to €1,012 million in 2003, compared with €1,642 million in 2002 on a historical basis (€1,133 million on a comparable basis).

Operating income before depreciation and amortization in 2003 fell substantially by 22.5% on a historical basis, from €784 million in 2002 to €608 million between the two periods. This decrease reflected changes in the scope of consolidation and exchange rate fluctuations, as described above.

On a comparable basis, operating income before depreciation and amortization increased 42.2% between 2002 and 2003. This increase reflected the improved profitability of the operations of subsidiaries in fixed line telephony, such as Uni2 in Spain and CTE in El Salvador (for the period preceding its sale on October 22, 2003). As a percentage of revenues, operating income before depreciation and amortization increased from 27.4% in 2002 to 37.5% in 2003 on a comparable basis.

■	Operating income

On a historical basis, operating income increased by 13.3%, from €278 million at December 31, 2002, to €314 million one year later.

On a comparable basis, operating income increased 2.4 times, increasing from €130 million at December 31, 2002, to €314 million at December 31, 2003, due to the strong improvement in operating income before depreciation and amortization combined with the relative stability of depreciation and amortization for tangible and intangible fixed assets. The segment benefited from the growth of subsidiaries such as Côte d’Ivoire Telecom, Uni2 and CTE Salvador (for the period preceding its sale on October 22, 2003).

■	Investments in tangible and intangible assets: excluding GSM and UMTS licenses

On a historical basis, the Other International segment showed a decrease of 53.8% in investments in tangible and intangible assets between 2002 and 2003. This decrease was due in part to the exchange rate fluctuations and changes in the scope of consolidation discussed above, in particular, Mobinil / ECMS and Casema.

On a comparable basis, investments for tangible and intangible fixed assets decreased by 25.4%, from €246 million in 2002 to €183 million in 2003.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.3 FROM OPERATING INCOME TO NET INCOME

The following table presents information concerning operating income through net income of the France Telecom Group for the periods ended December 31, 2003 and December 31, 2002.

(€ millions)	Year ended December 31,
	2003	2002
		historical
Operating income	9,554	6,808

Interest expenses net (excluding TDIRA)	(3,688)	(4,041)
TDIRA interest expense	(277)	0
Foreign exchange gain/(loss), net	(25)	136
Discounting of early retirement plan	(199)	(216)

Current income from integrated companies	5,365	2,687

Other non-operating income/(expense), net	(1,119)	(12,849)
Income taxes	2,591	(2,499)
Employee profit-sharing	(127)	(148)

Net income/(loss) from integrated companies	6,710	(12,809)

Equity in net income/(loss) of affiliates	(168)	(367)
Goodwill amortization	(1,677)	(2,352)
Exceptional goodwill amortization	(1,137)	(5,378)

Net income/(loss) of the consolidated group	3,728	(20,906)

Minority interests	(522)	170

Net income/(loss)	3,206	(20,736)

1.3.3.1 Interest expense, net and foreign exchange gain/(loss), net

Gross borrowings less cash, cash equivalents and marketable securities (“net financial debt”) of France Telecom amounted to €44,167 million at December 31, 2003, compared to €68,019 million at December 31, 2002. Net financial debt included €6,838 million of convertible or exchangeable bonds, compared to €11,192 million at December 31, 2002.

Interest expenses, net (excluding TDIRA) amounted to €3,688 million in 2003, compared to €4,041 million in 2002, a decrease of €353 million between the two periods.

However, the weighted average annual cost of France Telecom’s net financial debt increased from 5.90% at December 31, 2002, to 7.05% at December 31, 2003.

The increase in average cost was due to the following:

-	A significant portion of the bonds issued (€17.1 billion of the outstanding debt at December 31, 2003) have step-up clauses. The reductions in France Telecom’s credit rating in June and July 2002 resulted in an increase in the interest rates (i) from September 2002 for debt securities in pound sterling and US dollars, and (ii) from February and March 2003 for other debts (with annual interest payments). As a result, the impact on interest expense of FT’s downgraded rating in June and July 2002 was approximately €40 million in 2002, compared to €164 million in 2003. Similarly, the upgrade in Standard & Poor’s rating of France Telecom’s debt on May 14, 2003 only reduced interest expense by €6 million in 2003.

-	Margins demanded by bond investors were still high at the beginning of 2003: the weighted average interest rate of the issuances in January and February 2003 was 7.30% for an average maturity of 13.75 years.

-	These issuances allowed for the extension of the average maturity of the debt and the repayment of short-term debt: including €3.1 billion at 2.50% for the Orange convertible bond due February 2003 and drawdowns on syndicated credit lines. The refinancing of short-term debt by long-term debt resulted in an increase in costs estimated at €218 million in 2003.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	In 2003, France Telecom also placed an average of €4.2 billion. The difference between the interest rate on investments and the interest rate on borrowings also contributed to the increase in the average cost of the debt, representing approximately €166 million.

-	The exchange rate hedging transaction on the Polish zloty incurred an increase in interest expense of €42 million.

-	At December 31, 2003, interest rate payments of approximately US$3.6 billion were not hedged. The decrease of the US dollar in 2003 enabled a €68 million reduction in interest expense.

The weighted average spot rate of long-term financial debt, including bank loans and exchangeable or convertible bonds, which represents the average nominal interest rate on long-term debt at a fixed date, increased from 6.07% at December 31, 2002, to 6.22% at December 31, 2003.

The average maturity of France Telecom’s net financial debt increased during 2003, rising from four years at December 31, 2002 to approximately six years at December 31, 2003. Average maturity increased for two reasons:

-	The bond issuances in January and February 2003 (€6.4 billion with an average maturity of 13.75 years) were used to repay short-term obligations (the Orange convertible bond and a portion of drawdowns on syndicated credit lines).

-	The capital increase of almost €15 billion completed during the first half of 2003 made it possible to repay short-term borrowings (debt payments, the balance of drawdowns on syndicated credit lines and commercial paper), with the balance being placed in short-term investments.

France Telecom increased the share of its fixed-rate debt, after swaps, from 72% at December 31, 2002 to 91% at December 31, 2003 (including futures).

Interest expense of €277 million was incurred in 2003, relating to the perpetual bonds redeemable for France Telecom shares (TDIRAs), issued as part of the MobilCom settlement. In August 2003, in exchange for a cash payment of €431 million (excluding proceeds from the repurchase of TDIRAs), the interest rate for the TDIRAs was decreased from 7% to 5.75% over 7 years. The value of this adjustment, amounting to the equivalent actuarial value of the rate decrease, was recorded in non-operating expenses.

The foreign exchange loss, net for the period ended December 31, 2003 amounted to €25 million (compared to a gain of €136 million for the full year 2002). This loss was due to the conversion of debts in a currency other than that of the subsidiary concerned and resulted mainly from the depreciation of the Polish zloty against the euro (€157 million foreign exchange loss for TP Group) and the depreciation of the Dominican peso against the US dollar (loss of €72 million). These losses were almost completely offset by exchange gains on borrowings in US dollars, pound sterling, and zloty by the parent company. France Telecom’s exposure to the risk of exchange rate fluctuations on debt is discussed in section 4.3 “Exposure to Market Risks and Financial Instruments”.

France Telecom’s policy is not to use derivative financial instruments for speculative purposes. Since most derivative financial instruments are intended to hedge against business exposures, the risks associated with these instruments are offset by the risks generated by the items covered. Information concerning derivative instruments is set forth in Note 20 of the Notes to the Consolidated Financial Statements, “Exposure to Market Risks and Derivative Instruments”. Derivative instruments and their fair value are set forth in Note 21 to the Consolidated Financial Statements, “Fair Value of Financial Instruments”.

1.3.3.2 Current income from integrated companies

Current income from integrated companies was €5,365 million at December 31, 2003, compared to €2,687 million at December 31, 2002.

1.3.3.3 Other non-operating income/(expense)

At December 31, 2003, other non-operating expense amounted to €1,119 million, compared to €12,849 million at December 31, 2002. This item includes: disposal gains or losses, other provisions and reversal of provisions, restructuring costs, losses on repurchases of shares, the costs of sale of receivables, dilution impact and dividends.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.3.3.1 Disposal gains and losses

At December 31, 2003, disposal gains or losses amounted to €333 million and the principal divestitures related to the following transactions:

-	on December 19, 2003, France Telecom transferred to Sofora, a company jointly held with Telecom Italia, its shares of Nortel Inversora (which holds 54.7% of the capital of Telecom Argentina), which represented 25.5% of Nortel Inversora’s economic interests. On the same day, France Telecom sold 48% of Sofora’s capital to W de Argentina, a subsidiary of the Los W group, a significant Argentinean investor, for €97 million. France Telecom further granted W de Argentina a call option for $10,000 for the remaining 2% and received a premium of €3 million. The disposal gains amounted to €97 million for this transaction.

-	the sale of the 26% indirect holding in the share capital of CTE Salvador (through a 51% holding in the consortium Estel) for a net amount of $217 million (€197 million), this produced a disposal gain of €78 million. This transaction was announced on September 9, 2003, and completed on October 22, 2003.

-	at December 31, 2003, France Telecom sold its interest in Inmarsat (5.3%) for $79 million, this produced a disposal gain of €35 million.

-	the second tranche in the divestiture of real estate by France Telecom S.A. for €419 million, this produced a disposal gain of €31 million.

-	on June 20, 2003, France Telecom sold its 5.5% shareholding in Sprint PCS, the American telecommunications operator, for a total amount of $330 million (€286 million). Disposal gains, before tax and net of exchange rate effects, amounted to €19 million for this transaction.

-	casema was sold on January 28, 2003, for a net cash amount of €498 million, this produced a disposal gain of €16 million.

-	gains from the partial sale on September 30, 2002 of the second tranche of shares of Pramindo Ikat (15% of shares, following an initial tranche of 30% sold in September 2002) for €22 million, this produced a disposal gain of €14 million.

-	sale of Eutelsat shares on April 28, 2003, for a net cash amount of €373 million, this produced a disposal gain of €14 million.

Among	the principal divestitures at December 31, 2002:

-	a disposal gain on the sale of TDF, which amounted to €486 million.

-	a disposal gain of the sale of Panafon, which amounted to €274 million.

-	a disposal gain on the sale of France Telecom’s interest in Télévision Par Satellite (TPS), which amounted to €177 million.

-	a disposal gain on the partial sale on September 30, 2002 of the first tranche of shares of Pramindo Ikat (30% of the shares), which amounted to €27 million.

-	a disposal loss of €41 million from the outcome in July 2002 of the off-balance sheet commitment on CCIC securities.

In addition, the dilution gain recorded for eresMas (renamed Wanadoo Espana on January 1, 2003, following the merger) at Wanadoo amounted to €35 million.

1.3.3.3.2 Provisions and reversal of provisions

Excluding disposal gains, other non-operating income/(expense) included, at December 31, 2003, provisions relating notably to the following:

-	an additional provision (of €299 million) for the sale option over Kulczyk, linked to the purchase of TP S.A. shares (due mainly to the depreciation of the Polish zloty against the euro; this provision, which amounted to €571 million for 2002, was increased to €870 million for the period ended December 31, 2003).

-	in 2003, within the framework of the restructuring plan, in the amount of €125 million in NTL notes received by France Telecom following the sale of its Noos shares were cancelled in exchange for the 27% of Noos held by NTL since the sale in 2001 and over which France Telecom benefited from a pledge. At December 31, 2003, the actual value of these shares on the basis of a multi-criteria assessment was zero and, as a result, France Telecom wrote down its entire holding.

-	following a reassessment of the fair value of the shares of BITCO / TA Orange Company Ltd accounted for under the equity method, an impairment down of €73 million was recorded as a non-operating expense, in addition to the exceptional amortization of goodwill.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	in contrast, reversals of provisions of €270 million mainly involved a reversal of the provision for Wind shares, to adjust the value of the shares to the price at which they were sold (divestiture occurred on July 1, 2003).

At December 31, 2002, provisions for certain foreign investments were made. They reflected the re-evaluation of the value in use of these companies within the framework of the ongoing strategic reassessment. These provisions mainly included:

-	€192 million for Uni2.

-	€212 million for Dutchtone (€183 million for the group share).

-	€132 million for Connect Austria (renamed One GmbH on July 1, 2003) (€114 million for the group share).

-	€30 million for Optimus (€26 million for the group share).

-	Telinvest shares for €61 million.

-	Globe Cast shares for €45 million.

-	Novis and Clix shares for €45 million.

Furthermore, in 2002, a provision for NTL and MSCP’s current accounts (Noos transaction) of €285 million was made and a provision of €52 million relating to the sale of Casema shares was recorded. Sprint shares were written down in an amount of €39 million and a provision relating to Intelig has been recorded in Brazil for €145 million.

Other non-operating income/expense also included, at December 31, 2002, exceptional provisions for €11,963 million, which consisted of:

-	€7,290 million for MobilCom;

-	€1,641 million for an additional provision for NTL;

-	€1,627 million relating to Wind (€1,404 million impacting France Telecom’s share of net income);

-	€571 million for the commitment to purchase TP S.A. shares from Kulczyk Holding;

-	€490 million (€423 million net for the group share) relating to restructuring provisions and costs within Orange, €252 million of which was related to the withdrawal from Sweden announced in December 2002; and

-	€343 million (the impact on France Telecom’s share of net income being €244 million) for the write-down of assets in the Ivory Coast (Côte d’Ivoire Télécom and Orange Côte d’Ivoire).

1.3.3.3.3 Restructuring costs

At December 31, 2003, restructuring provisions and costs which amounted to €305 million, involved:

-	Orange and its subsidiaries, for €129 million;

-	Costs for the restructuring and consolidation of Equant amounting to €105 million;

At December 31, 2002, restructuring costs involved:

-	Orange and its subsidiaries, for €490 million (€423 million net for the group share), of which €252 million was linked to the withdrawal from Sweden announced in December 2002;

-	Costs for the restructuring and consolidation of Equant, for €48 million;

1.3.3.3.4 Other

Other items of non-operating income/(expense) recorded at December 31, 2003 mainly included:

-	an additional amount of €431 million on the TDIRAs, net of revenues from the repurchase of the TDIRAs (see section 2.3.1 “Interest expenses, net and foreign exchange gain/(loss), net”);

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	costs related to the sale of commercial receivables for €104 million; and

-	the loss on the repurchase of bonds by France Telecom S.A. for €106 million, following debt restructuring, and by Orange, for €35 million.

At December 31, 2002, other items of non-operating income/(expense) included:

-	costs related to the sale of commercial receivables for €62 million;

-	expenses related to France Telecom shares of €60 million;

-	an additional expense related to the distribution of free Deutsche Telekom shares (adjustment of the price related to the transfer agreement of Deutsche Telekom shares held by France Telecom) resulted in a provision of €58 million.

1.3.3.4 Income taxes

The Income tax split between the tax consolidation groups and for the other subsidiaries is as follows:

(€ millions)	Year ended December 31,
	2003	2002
		historical
- Current taxes	0	14
- Deferred taxes	1,100	(1,602)
France Telecom S.A. tax group (2003 scope of consolidation)	1,100	(1,588)

- Current taxes	0	(576)
- Deferred taxes	1,861	45
Orange S.A. tax group	1,861	(531)

- Current taxes	(18)	(2)
- Deferred taxes	231	70
Wanadoo S.A. tax group	213	68

- Current taxes	0	0
- Deferred taxes	(293)	(208)
Orange UK Group	(293)	(208)

- Current taxes	(137)	(64)
- Deferred taxes	(7)	9
TP Group	(144)	(55)

- Current taxes	(8)	(85)
- Deferred taxes	(14)	25
Other domestic subsidiaries	(22)	(60)

- Current taxes	(187)	(200)
- Deferred taxes	63	75
Other foreign subsidiaries	(124)	(125)

Total income tax benefit (charge)	2,591	(2,499)
Of which:
- Current taxes	(350)	(913)
- Deferred taxes	2,941	(1,586)

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.3.4.1 France Telecom S.A. consolidated tax group

France Telecom S.A. files a consolidated tax return for all French subsidiaries in which it owns 95% or more of the share capital.

■	Financial Year 2003

Taking into account the impact of its capital increase on its financing plan and its taxable income for the coming years, as well as the future consolidation of the Orange companies within France Telecom S.A.’s tax consolidation group, in 2003 France Telecom recorded a net deferred tax gain of €1,100 million, primarily relating to a reversal of the deferred tax valuation allowance.

Sales of treasury shares led to a deferred tax asset of €1,963 million that was recorded directly under shareholders’ equity.

Based on its budgets, business plans and financing plans that reflected the financial situation at December 31, 2003, France Telecom believes that the deferred tax assets maintained in the balance sheet for France Telecom S.A. and the companies within its group can be recovered due to the taxable-income expected in the coming years as part of its regularly profitable activity as a fixed line and mobile operator in France.

France Telecom S.A. and its main French subsidiaries were subject to a tax audit for the fiscal years 1998 and 1999. This audit was partly completed and any reassessments related mainly to timing differences in taxable amounts. The subsidiaries concerned have communicated their comments to the tax authorities. With respect to the consolidated tax group, France Telecom S.A. is awaiting a final decision from the tax authorities.

■	Financial Year 2002

In 2002, the risks related to NTL and MobilCom, combined with the significant decrease in the France Telecom S.A. share price which was reflected in the statutory accounts by the recording of tax deductible provisions, led to a significant increase in tax losses carried forward by the France Telecom S.A. consolidated tax group. This resulted in the forecast recovery date of deferred tax assets being extended beyond the eight-year timeframe used for the 2001 financial statements.

In accordance with the principle of prudence prevailing in the recognition of deferred tax assets for accounting purposes, at June 30, 2002 and December 31, 2002, the France Telecom S.A. consolidated tax group recorded a valuation allowance for deferred tax assets generated during the period and a €1,800 million valuation allowance was recorded against deferred tax amounts at December 31, 2001, representing respectively €5,792 million at June 30, 2002 and €2,691 million at December 31, 2002. The net deferred tax charge for the France Telecom S.A. tax group for the year ended December 31, 2002 amounted to €1,602 million after taking into account the tax related to the 2002 dividends (€198 million recorded in retained earnings).

■	Financial Year 2001

In 2001, France Telecom S.A. and its consolidated tax group recorded a significant tax loss arising primarily from the impact of the IPO of Orange S.A. and the sale of France Telecom shares to SITA in connection with the Equant acquisition. This resulted in carryback tax credits in the amount of €1,630 million and tax loss carryforwards totaling €2,231 million.

In December 2001, France Telecom sold to a financial institution French State tax credits on carrybacks, of which €1,111 million was in exchange for bills which were cashed in 2002.

1.3.3.4.2 Orange S.A. consolidated tax group

Orange S.A. and its French subsidiaries have had their own consolidated tax regime since 2002.

In 2002, Orange initiated a number of changes in its internal organization with a view to improving its operating efficiency in three main areas, namely mass market products and services, business services and technical development. As part of this operating and strategic review, during 2002 Orange initiated a project to bring Orange’s international operations outside France and the United Kingdom under a single management organization. This reorganization, which was implemented during the first six months of 2003, resulted in the alignment of Orange’s corporate structure with its new operating structure. Consequently, Orange’s main consolidated, equity accounted and non-consolidated investments outside France and the United Kingdom were regrouped under a holding entity, Orange Global Limited, a wholly-owned subsidiary of Orange.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

This operational reorganization generated a total of €11.5 billion in tax losses in France during the first six months of June 2003, including approximately €9 billion in ordinary tax losses and €2.5 billion in long-term capital losses. These tax losses primarily arose from the cumulative impairment charges booked against Orange’s investment in Wirefree Services Belgium (“WSB”), as reflected in Orange S.A.’s statutory accounts at December 31, 2002. These charges mainly reflect the loss in value of WSB’s underlying investments in MobilCom, Wind and Orange Nederland N.V. Given the expected net taxable profits of the French tax group in the coming years, Orange recognized a net exceptional deferred tax credit of €2,684 million, representing the net present value of the expected tax savings based on the utilization of ordinary tax losses generated through the reorganization. Part of these tax losses have been utilized against the taxable profits generated by the French tax group during 2003, resulting in a deferred tax charge of €798 million. Based on changes in deferred taxes on temporary differences during the period, Orange recorded a net deferred tax gain of €1,861 million.

Further to the public exchange offer, at December 31, 2003, Orange was directly and indirectly held at over 95% by France Telecom S.A., a French company subject to corporate income taxes.

Therefore, as of January 1, 2004, the members of Orange’s tax group elected to join the consolidated tax group of France Telecom S.A. This election was filed during January 2004.

1.3.3.4.3 Wanadoo S.A. consolidated tax group

Wanadoo S.A. and its French subsidiaries have had their own regime since 2001.

In the Wanadoo tax consolidation group, deferred tax assets related to tax loss carry forwards had been fully provided for at December 31, 2002. At December 31, 2003, Wanadoo recognized a deferred tax gain of €357 million, net of the discounting effect, corresponding to the tax gain expected in the future as a result of the use of tax losses. Taxable income forecasts based on Wanadoo’s business plans show that the tax group should be able to recover its tax losses within a period of 3 to 4 years. Part of these tax losses have been offset against the taxable profits generated by the French tax group during the fiscal year 2003, resulting in a deferred tax charge of €85 million.

During 2001 and 2002, PagesJaunes was subject to a tax audit relating to fiscal years 1998 and 1999. The company feels that it has strong arguments to counter the tax reassessments still disputed and intends to rely on these arguments in the ensuing litigation.

Further to a review of the taxation methods applicable to revenues received by Wanadoo S.A. during 2000 and deducted for tax purposes under the parent-subsidiary tax regime, on September 17, 2003 the tax authorities sent a tax reassessment to Wanadoo S.A., challenging the application of the parent-subsidiary regime for the revenues generated for Wanadoo S.A. on the purchase by two of its subsidiaries of their treasury shares. The risk relating to this tax reassessment represents the payment of an additional €18 million in tax, including late payment interest at December 31, 2003 and the possible loss of €25 million in tax loss carryforwards from 2000 used in 2002. The company has contested this reassessment but the tax authorities are maintaining their claim. Wanadoo S.A. intends to take the issue to the administrative courts to contest the position taken by the tax authorities. For reasons of prudence, the company has recorded a provision for the full amount of the tax risk.

1.3.3.5 Employee profit-sharing

Pursuant to the Act of July 26, 1996 and French labor legislation, France Telecom has been subject to employee profit-sharing requirements since January 1, 1997. The profit-sharing agreement, signed with France Telecom’s labor unions, includes France Telecom’s French subsidiaries whose capital is owned, directly or indirectly, at more than 50%.

The charge, calculated at December 31, 2003 according to the terms and conditions of the applicable agreement amounted to €127 million at December 31, 2003, compared to €148 million at December 31, 2002.

1.3.3.6 Net income from integrated companies

Net income from integrated companies for the period ended December 31, 2003 was €6,710 million, compared to a loss of €12,809 million for the period ended December 31, 2002.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.3.7 Equity in net income of affiliates

For the period ended December 31, 2003, equity in net income of affiliates amounted to a loss of €168 million, compared to a loss of €367 million a year earlier.

This €199 million improvement was due mainly to the following:

-	The significant improvement in the equity from the net income of Wind between 2002 and 2003, which improved from a loss of €305 million to a loss of €70 million (a gain of €235 million). This gain was due to the sale of Wind completed in July 2003;

-	The improvement in the equity from the net income of BITCO/TA Orange Company Ltd, which improved from a loss of €80 million to a loss of €68 million (an improvement of €12 million); and

-	The impact of the full consolidation of TP Group from April 1, 2002, previously accounted for under the equity method. A loss of €6 million had been recorded at its consolidation.

Conversely, earnings of €24 million were reported on Eutelsat in 2003, compared to earnings of €70 million reported for the period ended December 31, 2002 (a negative impact of €46 million). The sale of Eutelsat was completed on April 28, 2003, and had been entered into on February 4, 2003.

1. 3.3.8 Goodwill amortization

1.3.3.8.1 Goodwill amortization

Completion of significant financial investments in connection with the Group’s international growth, especially in 2000, generated significant goodwill. The amount of the provisions for goodwill amortization (excluding exceptional goodwill amortization) at December 31, 2003 was €1,677 million, compared to €2,352 million at December 31, 2002. Amortization, over 20 years, of such goodwill in 2003 principally involved:

-	Orange for an amount of €1,226 million, including Orange PCS for €1,030 million and OCH for €78 million;

-	Wanadoo for an amount of €241 million, including Wanadoo España (formerly eresMas) for €81 million, and Wanadoo UK (formerly Freeserve) for €74 million;

-	TP Group for an amount of €132 million;

-	Equant for an amount of €33 million.

The significant reduction between 2002 and 2003 was due to exceptional goodwill amortization recorded for the period ended December 31, 2002 (for Equant, OCH, and JTC, see section 3.3.8 “Goodwill Amortization”) and the decline of the pound sterling.

1.3.3.8.2 Exceptional goodwill amortization

France Telecom conducted a review of goodwill values at December 31, 2003. Goodwill was written down by way of exceptional amortization in an amount of €1,137 million as follows:

-	Wanadoo UK (formerly Freeserve) for €447 million (€318 million for the group share) bringing the net book value of the company at the closing exchange rate to €782 million for the group share. This impairment resulted from an increase in the growth potential (penetration rates, rapid expansion of broadband, development of distribution networks);

-	QDQ Media for €245 million (€174 million for the group share) bringing the net book value of the company to €17 million for the group share. The limited growth of revenues achieved, in addition to the hazards of the persisting difficult economic and competitive environment, as seen during 2003, led to a revision of the business plan in 2002;

-	Mauritius Telecom for €143 million for the group share, bringing the net book value at the closing exchange rate of Mauritius Telecom and its subsidiaries to €86 million. This impairment resulted from a revision of the business plan, particularly in relation to an unfavorable regulatory development compared to the existing regulations at the time of the acquisition of the interest (the early opening of fixed line telephony in 2003);

-

BITCO / TA Orange Company Ltd for €287 million. This impairment is due to the re-evaluation of the book value of BITCO shares, which were assessed on the basis of the economic conditions imposed on TA Orange Company Ltd., pursuant to the

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

concession contract it operated in 2003. This revealed the uncertainties surrounding the opening of the telecommunications market in Thailand and the potential economic consequences for TA Orange Company Ltd. In addition, the book value of BITCO was reduced to zero, particularly following ongoing discussions with Orange’s partners in the share capital of BITCO Company.

In the context of the goodwill review of the main sub-groups, the perpetual growth and discount rates applied to the expected cash flows on the basis of economic assumptions and forecast operating conditions used by France Telecom for the main entities in each of the Group’s businesses are as follows:

Period ended	December 31, 2003		December 31, 2002
	Perpetual growth rate	Discount rate	Perpetual growth rate	Discount rate
Orange	3%	9%	3%	9%
TP Group	2%	10.5%	3%	10.5%
Equant	3%	10.5%	3%	10.5%
Wanadoo – Internet	4%	11.5%	4.5%	12.5%
Wanadoo – Directories	2%	9%	3.5%	9%

The decrease in the perpetual growth rate for PagesJaunes (Wanadoo – Directories) reflected the increase in the value of the long-term effects of broadband penetration on revenues from paper directories, as was demonstrated during 2003 in those countries where a high broadband penetration rate affected the revenues of directories sector companies.

At December 31, 2003, the sensitivity of value in use to an independent change in the perpetual growth rate or discount rate (one point), compared to the excess of estimated value in use over book value is as follows (France Telecom group share):

	Excess of value in use over book value	Impact of a one point decrease/increase in the
(€ billions)		Perpetual growth rate	Discount rate
Orange	12.0	+ 6.4 / - 4.6	- 7.6 / + 10.5
TP Group	1.0	+ 0.6 / - 0.4	- 0.6 / + 0.8
Equant	0.1	+ 0.1 / - 0.1	- 0.1 / + 0.2
Wanadoo – Internet	4.0	+ 0.4 / -0.3	- 0.6 / + 0.8
Wanadoo – Directories	2.1	+ 0.2 / - 0.2	- 0.3 / + 0.4

At December 31, 2002, exceptional amortization of goodwill amounted to €5,378 million, including Equant for €4,375 million, OCH in Switzerland for €872 million and JTC in Jordan for €131 million.

1.3.3.9 Net income of the consolidated group

Net income of the consolidated group was €3,728 million at December 31, 2003, compared to a loss of €20,906 million at December 31, 2002.

1.3.3.10 Net income

Taking into consideration minority interests, which amounted to an expense of €522 million at December 31, 2003, compared to an expense of €170 million a year earlier, consolidated net income was €3,206 million in 2003, compared to a loss of €20,736 million in 2002.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.4. FINANCIAL DEBT AND CAPITAL RESOURCES, LIQUIDITY AND CASH FLOWS

1.4.1 EVOLUTION OF NET FINANCIAL DEBT

At December 31, 2004, France Telecom’s gross financial debt amounted to €47.4 billion, of which €43.5 billion in long- and medium- term debt and €3.9 billion in short-term debt. Cash, cash equivalents and marketable securities amounted to €3.5 billion at December 31, 2004 resulting in an amount of financial debt net of available cash of €43.9 million, compared with €44.2 million at December 31, 2003.

Compared to December 31, 2003, net financial debt remained stable at December 31, 2004 (decreasing €0.2 billion), mainly due to:

-	free cash flow excluding asset disposals[1] generated during 2004, amounting to €2.9 billion (see section 4.4 “Liquidity and cash flows”). This was specifically offset during 2004 by (i) the acquisition, as part of the strategy to become an integrated operator, of all the minority interests of Wanadoo S.A. for €2.4 billion, and the outstanding minority interests of Orange SA, for €0.5 million, totalling €2.8 billion (see section 2.1.6.3. “Financial Investments”), and (ii) the payment of €2 billion relating to Equant’s CVRs (certificats de valeur garantie) (see Note 22 of the Notes to the Consolidated Financial Statements); and

-	the proceeds of sales of interests amounting to €2.7 billion, including in particular PagesJaunes, amounting to €1.4 billion.

These favorable factors for the reduction in the level of financial indebtedness were partially offset in 2004 by:

-	the impact of the consolidation of Tele Invest and Tele Invest II, amounting to €2.3 billion, and of vehicles used in the context of receivables securitization programs amounting to €1.5 billion, as a result of a modification of accounting methods (see Notes 2 and 16 of the Notes to the Consolidated Financial Statements);

-	the distribution of €0.7 billion to shareholders of France Telecom S.A. in 2003;

-	the interest expense for the TDIRAs of €0.3 billion and the negative impact of exchange rate fluctuations on debt amounting to €0.1 billion; and

-	other miscellaneous elements amounting to €0.5 billion.

In 2003, the reduction in net financial debt amounted to €23.8 billion, which was principally due to the €14.9 billion capital increase carried out in the first half of 2003, free cash flow excluding disposals1 of €6.4 billion generated over the course of the year, proceeds from sales of investments amounting to €3.0 billion and the favorable effects of exchange rate fluctuations on debt in foreign currency, which amounted to €1.5 billion.

The average cost of the France Telecom Group’s net financial debt amounted to 6.58% in 2004, compared with 7.05% in 2003 (see section 2.3.1 “Interest expenses, net and foreign exchange gain/(loss)”).

The ratio of net financial debt to operating income before depreciation and amortization was 2.41 at December 31, 2004, compared to 2.55 at December 31, 2003. Furthermore, the ratio of net financial debt to shareholders’ equity amounted to 2.80 at December 31, 2004, compared with 3.67 at December 31, 2003.

[1]	Free cash flow excluding asset disposals: free cash flow (net cash provided by operating activities, less net cash used in investing activities) excluding asset disposals. Investment of cash in short-term marketable securities (SICAV de trésorerie) is considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow excluding asset disposals, these short-term marketable securities are nevertheless considered as cash and included in this amount. See Section 1.4.4 “Liquidity and cash flows.”

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.4.2 FINANCIAL DEBT AND CAPITAL RESOURCES

1.4.2.1 Schedule of net financial debt

The following table provides a breakdown by category and year of maturity of gross borrowings, cash and cash equivalents and marketable securities, excluding accrued interest and after taking into consideration the impact of currency swaps. The maturity dates take into account changes occurring after the year-end.

(in millions of euros)							Year ended December 31,
Maturities	2005	2006	2007	2008	2009	2010	2004	2003	2002
						and beyond	(on a historical basis)
Bonds	4,947	3,760	3,427	5,075	3,879	15,951	37,039	44,485	53,286
Capital leases(1)	69	71	101	60	68	463	832	355	420
Other long-term borrowings(2)	2,462	1,537	970	271	182	211	5,633	2,981	6,687

Total	7,478	5,368	4,498	5,406	4,129	16,625	43,504	47,821	60,393

Short-term borrowings
Bank loans	75	–	–	–	–	–	75	197	8,024
Accrued interest on perpetual bonds redeemable for shares (TDIRA)	548	–	–	–	–	–	548	253	–
Treasury bills	1,293	–	–	–	–	–	1,293	2	1,058
Bank overdrafts	346	–	–	–	–	–	346	973	1,273
Other short-term borrowings	1,624	–	–	–	–	–	1,624	145	135

Total	3,886	0	0	0	0	0	3,886	1,570	10,490

Total gross borrowings	11,364	5,368	4,498	5,406	4,129	16,625	47,3	49,391	70,883

Marketable securities(3)	249	–	–	–	–	–	249	1,874	45
Cash and cash equivalents	3,203	–	–	–	–	–	3,203	3,350	2,819

Total cash and cash equivalents and marketable securities	3,452	0	0	0	0	0	3,452	5,224	2,864

Total gross borrowings, net of cash and cash equivalents and marketable securities at year-end	7,912	5,368	4,498	5,406	4,129	16,625	43,938	44,167	68,019
(1)	At December 31, 2004, including €495 million relating to the payments outstanding under Orange’s capital lease in the UK (€23 million at December 31, 2003). In the second half of 2004, Orange in the UK received a total of €462 million relating to amounts deposited with UK financial institutions representing the net present value of its commitments under its 1997 capital lease. Previously, this resulted in the offset of the deposit amount and the capital lease obligation, as the operation was similar in substance to an early extinguishment of capital lease commitments. The “in substance defeasance operations” relating to capital leases entered into in 1995 by Orange in the UK remain in force at December 31, 2004 (see Note 28 of the Notes to the Consolidated Financial Statements).

(2)	Primarily including bank loans that were long-term and medium-term from inception, and the long-term portion of current accounts of minority associates in subsidiaries. This line includes ETMN (Euro Medium Term Notes) issued in 2004 for a total amount of €3.5 billion.

(3)	Including short-term investments in mutual funds (“SICAV de trésorerie” and “Fonds communs de placement”) amounting to €238 million at December 31, 2004 and €1,839 million at December 31, 2003, representing a decrease of €1,601 million year-on-year.

The consolidation of securitization vehicles (see Note 2 of the Notes to the Consolidated Financial Statements) at December 31, 2004) had the following impact on borrowings:

-	an increase of €1,460 million in “Other short-term borrowings”,

-	an increase of €41 million in cash and cash equivalents.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The consolidation of Tele Invest and Tele Invest II (see Note 2) and the purchase by Cogecom on October 12, 2004 of TP SA shares held by Tele Invest for an amount of €1,902 million had the following impact on borrowings:

-	an increase of €2,155 million in gross borrowings further to the consolidation of Tele Invest and Tele Invest II at January 1, 2004 (no impact on cash),

-	the repayment by Tele Invest of its €1,902 million debt (cash impact).

At December 31, 2004, Tele Invest II’s borrowings amounted to €349 million.

France Telecom has negotiated cash collateral agreements which may result in monthly payments to various banks, representing the mark-to-market change of all off-balance sheet operations with these banks. France Telecom has issued borrowings denominated in foreign currencies (USD, CHF, JPY, GBP) which were generally swapped for euros. In 2004, the rise of the euro resulted in a decrease in the market value of off-balance sheet currency hedges, leading to an increase in amounts paid for cash collateral to €1,129 million in 2004 (€910 million in 2003). These amounts are included under “Other long-term assets” (see Note 28.2.4 of the Notes to the Consolidated Financial Statements).

Certain investments and other assets held by the Orange Group have been pledged to, or used as collateral for financial institutions to cover bank loans and credit lines (see Note 28 of the Notes to the Consolidated Financial Statements) to the Consolidated Financial Statements.

The following table presents the schedule of net financial debt by maturity at December 31, 2004:

(€ millions)
	Long-term debt		Short-term debt		Total gross borrowings	Marketable securities		Total net financial debt
Maturity	FT S.A.(1)	subsidiaries(2)	FT S.A.	subsidiaries(3)		FT S.A.	subsidiaries
2005	6,770	708	2,153	1,733	11,364	(1,541)	(1,911)	7,912
2006	4,645	723			5,368			5,368
2007	3,747	751			4,498			4,498
2008	4,469	937			5,406			5,406
2009	3,975	154			4,129			4,129
2010 and beyond	15,642	983			16,625			16,625

Total financial debt (gross /net)	39,248	4,256	2,153	1,733	47,390	(1,541)	(1,911)	43,938
(1)	Including convertible, exchangeable or redeemable bonds and capital leases.

(2)	Including €349 million for the consolidation of Tele Invest II (see Notes 2, 3 and 16 of the Notes to the Consolidated Financial Statements).

(3)	Including €1,419 million for the consolidation of vehicles used in the context of receivables securitization programs of France Telecom S.A. and Orange (see Notes 2 and 16 of the Notes to the Consolidated Financial Statements).

The average maturity of net financial debt decreased in 2004, from approximately 6 years at December 31, 2003, to approximately 5.6 years at December 31, 2004. This decrease was due to the fact that the loan repayments made during 2004 were financed both by the sale of investments and issues of bonds principally with short maturity dates such as: issues of treasury notes, a floating-rate note maturing in 3 years from January 2004 and private Euro Medium Term Notes with maturities generally less than or equal to two years.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.4.2.2 Net financial debt by currency

The table below provides details of France Telecom’s gross borrowings by currency, net of cash and cash equivalents and marketable securities, excluding accrued interest and taking into account the effect of currency swaps. France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore, the exposure of subsidiaries to foreign currency risk on their commercial transactions is limited (see Note 20.2 of the Notes to the Consolidated Financial Statements).

Breakdown of gross borrowings vis à vis third parties, net of cash and cash equivalents and marketable securities by currency (equivalent value in millions of euros at the year-end exchange rate)	FT S.A.	TP Group	Other		Total
EUR	36,244	258	1,580	(1)	38,082
USD	220	16	(260)		(24)
GBP	1,643	—	844	(2)	2,487
PLN	495	1,667	—		2,162
Other currencies	1,258	—	(27)		1,231

Total	39,860	1,941	2,137	(3)	43,938

(1)	Including the impact of consolidating the securitization vehicles of France Telecom SA (€787 million) and Orange France (€371 million).

(2)	Including the impact of consolidating the securitization vehicle of Orange UK (€261 million).

(3)	Including €1,133 million relating to Orange.

1.4.2.3 Bonds and other long term debt

■	Bonds

The table below provides an analysis of bonds by issuer:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
France Telecom S.A. – bonds convertible, exchangeable or redeemable into shares	1,592	6,838	11,192

France Telecom S.A. – other bonds	33,264	35,072	38,351
TP Group	2,112	2,021	2,559
Other issuers(1)	71	554	1,184

Total other bonds	35,447	37,647	42,094

Total bonds	37,039	44,485	53,286
(1)	Including Orange: €29 million at December 31, 2004, €512 million at December 31, 2003, and €1,140 million at December 31, 2002.

During 2004, France Telecom issued the following bonds:

-	€1 billion floating-rate issue bearing interest at Euribor 3 months + 25 basis points, maturing in 2007;

-	€750 million fixed-rate issue maturing in 2012 with a 4.625% coupon;

-	£500 million (€726 million at issuance and €709 at December 31, 2004) fixed-rate issue maturing in 2034 with a 5.625% coupon; and

-	€1.15 billion issue of OCEANEs (bonds convertible or exchangeable for new or existing shares).

In addition, France Telecom proceeded to repay the following four loans in 2004:

-	On March 9, 2004, France Telecom S.A. redeemed, in advance of maturity, all outstanding bonds that were exchangeable into shares of STMicroelectronics, at par value, for an aggregate cash consideration of €1,523 million;

-	On March 14, 2004, France Telecom S.A. redeemed bonds with a nominal value of €3,500 million, of which the balance was €3,450 million at December 31, 2003;

-	On April 1, 2004, France Telecom S.A. completed paying off the outstanding bond redeemable in France Telecom shares for €2,030 million. The reimbursement was at par; and

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	On December 13, 2004, France Telecom redeemed, in advance of maturity, bonds that were exchangeable into shares of France Telecom for €2,843 million.

The bonds are described in further detail in Note 17 to the Consolidated Financial Statements.

■	Long term debt

Issuances of EMTNs with maturities in 2005, 2006 and 2009 were completed in 2004, amounting to a total value of €3.5 billion.

Additionally, pursuant to the agreement entered into by France Telecom and Kulczyk Holding on October 4, 2004, France Telecom acquired 10% less one share of TPSA’s capital, which was previously held by Tele Invest. The price paid by France Telecom to Tele Invest was €1,902 million, enabling the latter to fully repay its borrowing of the same amount. As indicated in Note 2, the interest in Tele Invest, which had been consolidated since January 1, 2004, was deconsolidated upon completion of this transaction (see Notes 2 and 16 of the Notes to the Consolidated Financial Statements).

1.4.2.4 Credit lines

■	France Telecom S.A.

All of France Telecom S.A.’s bilateral and syndicated credit lines existing at December 31, 2003 or put in place during the first quarter of 2004 were cancelled in the first half of the year.

On June 22, 2004, a new €10 billion syndicated credit line was entered into by France Telecom SA. This line of credit is divided into two tranches: one €2.5 billion tranche maturing in 2005 and renewable for a further one year period, and one €7.5 billion tranche maturing in 2009. This new credit line is not subject to any specific covenants.

The financial terms and conditions of the credit lines evolve in line with France Telecom’s credit rating according to Standard & Poor’s and Moody’s and Fitch. The credit lines were issued at the following initial terms and conditions:

	Amount (in euros)	Maturity	Penalty for non- utilization	Margin
Tranche 1	€2.5 billion	364 days, renewable	8 basis points	27.5 basis points
Tranche 2	€7.5 billion	5 years	11.5 basis points	35 basis points

There was no change in the terms specified above in 2004.

No amount was drawn down under this credit line in 2004.

■	Orange

On February 4, 2004, a credit facility totaling €1,428 million at December 31, 2003 (€367 million utilized at the same date) was cancelled and the used portion subject to early repayment. All pledges over assets held by Orange in the United Kingdom and all of the related covenants were released as of that date (see Note 28 of the Notes to the Consolidated Financial Statement).

■	Tele Invest II

On January 17, 2005, Tele Invest II repaid its credit facility at the time of the exercise by Kulczyk of the put option on its 3.57% interest in TP SA’s capital (see Note 31 of the Notes to the Consolidated Financial Statements).

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.4.2.5 Cash and cash equivalents and marketable securities

The France Telecom Group’s cash and cash equivalents and marketable securities are as follows:

(in millions of euros)	At December 31, 2004	At December 31, 2003
Loans due within three months	239	334
Certificates of deposit	840	202
Treasury bills	339	–
Other	547	455
Short-term investments with an initial maturity of less than three months	1,965	991

Banks	1,238	2,359
Total cash and cash equivalents	3,203	3,350

Investments in mutual funds (SICAV de trésorerie and Fonds Communs de Placement)	238	1,839
Other	11	35
Total marketable securities	249	1,874

Total cash and cash equivalents and marketable securities	3,452	5,224

1.4.3 EXPOSURE TO MARKET RISKS AND FINANCIAL INSTRUMENTS

In connection with its industrial and commercial activities, France Telecom is exposed to various types of market risk related to the management of the cost of its debt and the value of certain foreign currency denominated assets (foreign investment securities). Based on an analysis of its overall risk exposure, primarily linked to changes in interest rates and exchange rates, France Telecom uses a variety of financial instruments within the limits set by management as to their potential impact on the statement of income, with the objective of optimizing the cost of its financing.

1.4.3.1 Interest-rate risk management

France Telecom seeks to balance its long-term debt portfolio between fixed and variable rate instruments in euros so as to minimize interest costs by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by management.

1.4.3.1.1 Derivatives

The following table provides details of outstanding derivatives at December 31, 2004 taken into account in the calculation of the average spot rate:

(in millions of euros)	Due in less than 1 year	Due between 1 and 5 years	Due in more than 5 years	Notional amount(1)
Instruments used to hedge long-term debt
Swaps paying fixed rate and receiving variable rate	1,684	95	0	1,779
Swaps paying variable rate and receiving fixed rate	49	1,025	0	1,074
Swaps paying variable rate and receiving variable rate	50	279	0	329
Swaps of structured issues against payment of variable rate	152	110	0	262
Caps	–	450	0	450

Instruments that meet the conditions of France Telecom’s hedging policy, but which do not qualify as hedges for accounting purposes

Trading swaps	500	1,125	355	1,980
Short-term swaps	629	–	0	629
Swaps hedging future issues	–	990	0	990
Interest rate collars (purchase of cap/sale of floor)	–	500	0	500
Caps	1,000	2,120	0	3,120

(1)	See Note 21 of the Notes to the Consolidated Financial Statements concerning the fair value of off-balance sheet financial instruments

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.4.3.1.2 Analysis of gross borrowings by interest rate

The following table analyzes gross borrowings by interest rate after taking into account the effect of interest rate and currency swaps:

(in millions of euros)	At December 31, 2004	At December 31, 2003
Bonds, bank loans and other long-term debt(1)
Less than 5%	2,422	7,224
Between 5% and 7%	14,006	14,065
Between 7% and 9%	12,481	17,038
Higher than 9%	2,130	2,085
Total fixed rate	31,039	40,412
(Weighted average spot rate: 6.77% at Dec. 31, 2004; 6.45% at Dec. 31, 2003)

Total variable rate	11,633	7,054
(Weighted average spot rate: 4.28% at Dec. 31, 2004; 4.88% at Dec. 31, 2003)

Total	42,672	47,466
(Weighted average spot rate: 6.09% at Dec. 31, 2004(2) ; 6.22% at Dec. 31, 2003)

Capital leases	832	355
Total long-term borrowings	43,504	47,821

Short-term borrowings excluding bank credit balances	3,540	597
(Weighted average spot rate: 2.66% at Dec. 31, 2004; 2.94% at Dec. 31, 2003)
Bank overdrafts	346	973
Total short-term borrowings	3,886	1,570

Total borrowings, gross	47,390	49,391
(1)	Long-term borrowings including bonds convertible, exchangeable or redeemable into shares.

(2)	Same rate after taking into account swaps qualifying as trading.

1.4.3.1.3 Management of fixed rate/variable rate debt

The fixed rate portion of France Telecom’s gross borrowings after swaps decreased from 91% at December 31, 2003 to 73.5% at December 31, 2004, reflecting the fact that in 2004 repayments were mainly due on fixed-rate borrowings and that new borrowings were primarily issued at a variable rate: a €1 billion Floating Rate Notes (FRN) issue in January 2004, issues of treasury notes (of which €1,293 million remains outstanding at December 31, 2004), and a €3.5 billion private EMTN issue in 2004.

1.4.3.1.4 Analysis of the Group’s sensitivity to changes in interest rates

■	Sensitivity of financial charges

France Telecom’s derivative instruments are analyzed according to whether or not they are eligible for hedge accounting:

-	derivatives that do not qualify for hedge accounting represent 3.5% of gross borrowings net of cash and cash equivalents and marketable securities and are mainly instruments on which France Telecom pays a fixed rate of interest. Therefore, a 1% rise in interest rates would lead to a decrease of approximately €16 million in financial charges;

-	30% of net borrowings after taking into account any swaps designated as hedges (excluding swaps qualifying as trading) were issued at variable rates. A sudden 1% rise in interest rates would lead to an increase of approximately €133 million in financial charges.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Based on a constant amount of debt and a consistent management policy, a 1% rise in interest rates would result in an increase of approximately €117 million in financial charges.

■	Sensitivity of gross borrowings net of cash and cash equivalents and marketable securities

A 1% rise in interest rates would lead to an estimated reduction in the market value of debt after swaps of approximately €1.8 billion, which represents 3.7% of the market value of gross borrowings net of cash and cash equivalents and marketable securities.

1.4.3.2 Foreign currency risk management

France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore, the exposure of subsidiaries to foreign currency risk on their commercial transactions is limited. France Telecom usually hedges the currency risk related to the issuance of foreign currency borrowings.

The following table provides details of the exposure to exchange rate fluctuations of the foreign currency borrowings of the entities bearing the principal exchange rate risks: France Telecom SA, Orange and TP Group.

	Currency							€ millions
	USD	PLN	GBP	CHF	DKK	SEK	EUR	Total Converted into euros	10% exchange rate fluctuation

FT S.A.	(409)	(2,022)	(949)	(194)	(4,558)	(10)		(2,881)	(320)
TP Group	(16)						(258)	(270)	29
Orange	(91)				0	0	72	5	(14)

Total (currency)	(516)	(2,022)	(949)	(194)	(4,558)	(10)	(186)	(3,146)	–

Total (euros)	(379)	(495)	(1,346)	(126)	(613)	(1)	(186)	(3,146)	(305)

The above table presents a scenario corresponding to exchange rate fluctuations of 10% that maximize the exchange rate risk of France Telecom SA, TP Group and Orange, i.e. a 10% decrease in the value of the euro against the dollar, zloty, pound sterling, Swiss franc, Danish krone, Swedish krona and the Egyptian pound, as well as a 10% increase in the US dollar against the Dominican peso.

These unfavorable exchange rate movements would result in a foreign exchange loss of €305 million.

1.4.3.3 Liquidity risk management

On December 5, 2002, France Telecom announced that there were three components to strengthening the Group’s financial position and its ability to meet its obligations:

-	strengthening shareholders’ equity: France Telecom met this first commitment via a capital increase of nearly €15 billion on April 15, 2003;

-	a plan for improving operational performance;

-	extending debt maturities.

Since its December 5, 2002 announcement, France Telecom has carried out transactions relating to:

-	bonds issued for an amount of €11.7 billion with an average initial maturity of approximately 12.3 years at December 31, 2004;

-	OCEANE bonds issued for an amount of €1.15 billion with an average initial maturity of approximately 4.3 years at December 31, 2004 (see Note 17 of the Notes to the Consolidated Financial Statements);

-	EMTNs issued for an amount of €3.6 billion with an average initial maturity of approximately 1.9 years at December 31, 2004;

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	credit lines: after having extended the term of its €5 billion syndicated credit line to three years in 2003, France Telecom totally restructured its syndicated and bilateral credit facilities during the first half of 2004 by canceling the credit lines existing at December 31, 2003 or those put in place in the first quarter of 2004 and replacing them with a new €10 billion syndicated credit line on June 22, 2004. This new credit facility includes a 364-day renewable €2.5 billion tranche, and a €7.5 billion tranche with a maturity of 5 years (see Note 18 of the Notes to the Financial Statements).

■	Liquidity position

At December 31, 2004, the liquidity position as detailed below approximates €14 billion. Long-term borrowings due in 2005 are estimated at €7.5 billion (see Note 16 of the Notes to the Financial Statements).

(in millions of euros)	At December 31, 2004	At December 31, 2003
Available draw-downs on the €10 billion credit line, reduced to €5 billion in 2004(1)	0	10,000
Available draw-downs on the €5 billion credit line(1)	0	5,000
Available draw-downs on the multi-currency credit line(1)	0	1,108
Available draw-downs on the new syndicated credit line(1)	10,000	0
Authorized overdrafts	150	150

France Telecom S.A. credit facilities(1)	10,150	16,258

Amounts not utilized under the Group’s other main credit facilities(2) (see Note 18 of the Notes to the Financial Statements)	719	0

Cash and cash equivalents and marketable securities (see Note 19 of the Notes to the Financial Statements)	3,452	5,224
Bank overdrafts (see Note 16 of the Notes to the Financial Statements)	(346)	(973)

Liquidity position at year-end	13,975	20,509
(1)	All of France Telecom S.A.’s bilateral and syndicated credit lines existing at December 31, 2003 or put in place during the first quarter of 2004 were cancelled in the first half of the year. On June 22, 2004, a new €10 billion syndicated credit line was entered into by France Telecom SA (see Note 18 of the Notes to the Financial Statements).

(2)	Amount decreased by €22 million corresponding to the amount not drawn down by Tele Invest II at December 31, 2004 (see Note 18 of the Notes to the Financial Statements) which was no longer available for draw-down after repayment by Tele Invest II of its credit facility on January 17, 2005 (see Note 31 of the Notes to the Financial Statements).

■	France Telecom’s credit ratings

At the date the 2004 financial statements were finalized, France Telecom SA’s credit ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	BBB+	Baa2	A-
Outlook	positive	positive	stable
Short-term debt	A2	P2	F2

On February 18, 2004, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB to BBB+. On March 3, 2004, Moody’s upgraded France Telecom’s long-term debt rating from Baa3 to Baa2 and its short-term debt rating from P-3 to P-2. In addition, on June 14, 2004, Fitch upgraded France Telecom’s long-term debt rating from BBB+ with a positive outlook to A- with a stable outlook.

A portion of the debt (€12.8 billion of the outstanding balance at December 31, 2004) includes step-up clauses.

Standard & Poor’s upgrading of France Telecom’s debt rating on February 18, 2004 results in a 25-basis point decrease in interest rates for the bonds with time-lag step-up clauses, beginning with the interest payments in February 2004 for the Swiss franc denominated bonds issued in January 2001 and the interest payments in March 2004 for the US dollar, euro and pound sterling denominated bonds issued in March 2001. The positive impact of the Standard & Poor’s rating upgrade is estimated at €22 million before tax for 2004.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Moody’s upgrading of France Telecom’s rating on March 3, 2004 will result in a 25 basis point decrease in bonds with time-lag step-up clauses, beginning with the interest payments in March 2004 for bonds denominated in euros and pound sterling issued in March 2001 and the interest payments in September 2004 for the US dollar denominated bonds issued in March 2001.

The delay between the date of the upgrade by Moody’s and the date of the upgrade by Standard & Poor’s explains why the positive impact (before taxes) of the upgrade by Moody’s is estimated to be only €13 million for 2004.

1.4.3.4 Management of covenants

■	Commitments with regard to ratios

Further to the new €10 billion syndicated credit line set up on June 22, 2004, which replaced all of France Telecom SA credit lines in force at December 31, 2003 or put in place in the first quarter of 2004, the company’s credit lines or borrowings are no longer subject to any specific covenants covering compliance with financial ratios.

However, most loans taken out by subsidiaries provide for a commitment to comply with specific financial ratios. The Group remains bound by the following commitments, in particular:

-	Certain financial ratios must be respected in connection with Orange’s receivables securitization programs (e.g. ratios of indebtedness and interest cover with respect to Orange France and Orange S.A.). If these ratios are not respected, the sale of receivables is discontinued in order to progressively pay the holders of beneficial interests with the cash received.

-	TP SA has undertaken to respect certain financial ratios and targets, notably TP Group’s ratio of net debt to EBITDA,1 which must be less than or equal to 3. The calculation of this ratio is established on the basis of international accounting standards, including certain contractual adjustments. EBITDA1 is calculated on a rolling 12-month basis.

At December 31, 2004, the ratios as calculated met the conditions required.

The financing of Kulczyk Holding’s purchase of its shares in TP S.A., in respect of which France Telecom granted a guarantee (see Note 28 of the Notes to the Consolidated Financial Statements) was also subject to compliance with certain financial ratios. Further to the purchase by France Telecom of Kulczyk Holding’s TP S.A. shares in October 2004 (see Note 3 of the Notes to the Consolidated Financial Statements) and January 2005 (see Note 31 of the Notes to the Consolidated Financial Statements), these commitments are no longer in force.

■	Commitments related to instances of default or material adverse changes in financial position

Most of France Telecom’s financing agreements, including in particular the new €10 billion syndicated credit line set up on June 22, 2004, as well as the bonds issued within the scope of the EMTN program and France Telecom S.A.’s bilateral credit lines, are not subject to cross default or early repayment clauses in the event of a material adverse change in the financial position of the borrower. The accelerated repayment clauses stipulate that default by the borrower on a given contract does not automatically lead to the accelerated repayment of all other contracts.

As regards structured financing contracts, several repayment scenarios are possible for France Telecom S.A.: (i) standard repayment scenarios on the contractual maturity date of the programs at December 31, 2007 (renewable maturity); and (ii) accelerated repayment, notably in the event of a downgrading of France Telecom’s long-term debt rating to BB-. In the event of early repayment, the securitization conduits stop participating in the financing of new receivables and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

■	Other commitments

As part of the sale of future State receivables accounted for as bank loans, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

1.4.3.5 Credit risk management

Financial instruments that could potentially subject France Telecom to concentrations of credit risk consist primarily of cash equivalents, negotiable bills, marketable securities, trade accounts receivable and hedging instruments. The notional amounts and carrying values, as well as the fair values of these financial instruments, are presented in Note 21.

France Telecom considers that it has an extremely limited exposure to credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

France Telecom invests its cash and cash equivalents and marketable securities with a number of very highly rated financial institutions and industrial groups.

France Telecom enters into interest rate and foreign exchange contracts with major financial institutions. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. For each financial institution, the maximum loss in the event of nonperformance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved.

Individual limits are established based on the counterparty’s credit rating and net assets. In addition, France Telecom has collateralization agreements with a certain number of its counterparties.

1.4.3.6 Market risk on shares

In 2003, France Telecom acquired options to purchase France Telecom shares for an amount of €9 million, which were intended to cover in part – and up to December 13, 2004 – the bonds exchangeable for France Telecom shares maturing in 2005. At December 31, 2004, these options had not been exercised and the bonds were redeemed in advance of term on December 13, 2004 (see Note 17.1 of the Notes to the Consolidated Financial Statements). At December 31, 2004, France Telecom SA no longer holds any options to purchase its own shares.

1.4.4 LIQUIDITY AND CASH FLOWS

The following table sets forth a simplified presentation of the France Telecom Group’s consolidated statement of cash flows for 2004, 2003 and 2002 (for more detailed information, see “Consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002”):

(€ millions)	Year ended December 31,
	2004	2003	2002
		historical	historical
Net cash provided by operating activities	12,818	11,322	11,839
Net cash used in investing activities	(5,564)	(3,737)	(11,514)
Net cash provided by/(used in) financing activities	(7,423)	(6,868)	(194)

At the time the “FT Ambition 2005” plan was launched, France Telecom identified as one of the three components of the reinforcement of the Group’s financial structure the generation of over €15 billion in net cash provided by operating activities less net cash used in investing activities through the “TOP” (“Total Operational Performance”) program for operating improvements. The following table shows the calculation of this indicator and provides a basis to analyze changes between 2002, 2003 and 2004:

(€ millions)	Year ended December 31,
	2004		2003	2002
			historical	historical
Net cash provided by operating activities	12,818		11,322	11,839
Net cash used in investing activities	(5,564	)(1)	(3,737)	(11,514)
Free cash flow	7,254		7,585	325

Change in short-term marketable securities(2)	(1,601)		1,833	0
Free cash flow, excluding the changes in short-term marketable securities	5,653		9,418	325

Proceeds from sales of investment securities	(2,716)		(3,046)	(1,436)
Free cash-flow, excluding sales of investment securities and the changes in short-term marketable securities	2,937		6,372	(1,111)
(1)	In 2004, investment transactions include in particular €2,015 million for the repayment of the Equant CVRs. (see Note 22 of the Notes to the Consolidated Financial Statements).

(2)	Included in marketable securities as described in section 1.4.2.5 “Cash and cash equivalents and marketable securities.” Investing net cash in SICAVs (short-term marketable securities) is considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow excluding asset disposals, these short-term marketable securities are nevertheless considered as cash and included in this amount.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

“Free cash flow” (net cash provided by operating activities less net cash used in investing activities) amounted to €7.3 billion in 2004, which was slightly lower than in 2003 (€7.6 million). Free cash flow was impacted, by the payment of €2 billion relating to Equant’s CVRs (certificats de valeur garantie) (see Note 22 of the Notes to the Consolidated Financial Statements).

Free cash flow excluding the changes in short-term marketable securities and proceeds from the sales of investment securities therefore amounted to €2.9 billion in 2004, compared with €6.4 billion in 2003 and a loss of €1.1 billion in 2002. In addition to the payment of €2 billion relating to Equant’s CVRs (certificats de valeur garantie), the decrease in free cash flow excluding asset disposals1 reflects the acquisition of the minority interests of Wanadoo and Orange.

(€ millions)	Year ended December 31,
	2004	2003	2002
		historical	historical
Net cash provided by operating activities less net cash used in investing activities, excluding sales of investment securities and the changes in short-term marketable securities	2,937	6,372	(1,111)

Acquisition of the minority interests of Wanadoo and Orange	2,842	161	–
Net cash provided by operating activities less net cash used in investing activities, excluding sales of investment securities, and the changes in short-term marketable securities and the acquisition of the minority interests of Wanadoo and Orange	5,779	6,533	(1,111)

Acquisition of Tele Invest (exercise of the Kulczyk put option)	(1,902)	–	–
Net cash provided by operating activities less net cash used in investing activities, excluding sales of investment securities, and the changes in short-term marketable securities, the acquisition of the minority interests of Wanadoo and Orange and following the acquisition of Tele Invest	3,877	6,533	(1,111)

Excluding the acquisition of the minority interests of Wanadoo and Orange, amounting to €2.8 billion (see section 2.1.6.3 “Financial Investments”), this amount was €5.8 billion in 2004, compared to €6.5 billion in 2003. Excluding the impact of the payment of Equant’s CVRs (certificats de valeur garantie) amounting to €2.0 billion, this amount was €7.8 billion.

Furthermore, the acquisition of Tele Invest in 2004, which amounted to approximately 10% of TP S.A.’s share capital, is accounted for in net cash used in financing activities as a repayment of a loan, following the consolidation of Tele Invest and Tele Invest II due to a change of the applicable accounting method (see Notes 2, 3 and 16 of the Notes to the Consolidated Financial Statements). This transaction gave rise to a payment of €1.9 billion in 2004. Following the inclusion of this in the calculations, cash flow amounts to €3.9 billion.

1	Free cash flow excluding asset disposals: net cash provided by operating activities, less net cash used in investing activities excluding asset disposals. Investment of cash in short-term marketable securities (SICAV de trésorerie) is considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow excluding asset disposals, these short-term marketable securities are nevertheless considered as cash and included in this amount.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.4.4.1 Net cash provided by operating activities

Net cash provided by operating activities reached €12,818 million in 2004, compared with €11,322 million in 2003 and €11,839 million in 2002. This €1.5 billion increase between 2003 and 2004 was mainly due to the following:

-	firstly, the increase in operating income before depreciation and amortization of 5.5%, the improvement of the exchange rate fluctuations, the decrease of interest expenses and also during 2004, the absence of a one-time event in 2003 (payment in August 2003 of a premium of €431 million, net of the proceeds on the repurchase of TDIRAs, in exchange for a reduction in the interest rate on the TDIRAs); and

-	secondly, the negative impact of the evolution in the change in global working capital requirements between 2003 and 2004. In 2004, the change in global working capital requirements had a positive impact on net cash provided by operating activities, amounting to €650 million, but less than in 2003 (€1,242 million). Under the influence of the project to reduce working capital requirements launched pursuant to the “TOP” plan, the positive change of working capital requirements amounted to €736 million in 2004, principally by the reduction of trade accounts receivables of €561 million. The improvement of working capital requirements in 2004 is in addition to the improvement already achieved in 2003 and amounts to a decrease of more than €2 billion over the past two years.

At December 31, 2004, the net amount of receivables sold was €2,870 million, compared with €3,143 million at December 31, 2003, and net residual interest amounted to €1,455 million, compared with €1,718 million at December 31, 2003.

1.4.4.2 Net cash used in investing activities

Net cash used investing activities includes purchases and sales of property, plant and equipment and intangible assets, purchases and sales of investment securities and acquired businesses (net of cash acquired or sold), investments in and sales of affiliates, as well as net changes in marketable securities and other long-term assets.

Net cash used in investing activities amounted to €5,564 million in 2004, compared with €3,737 million in 2003 and €11,514 million in 2002.

■	Purchases and sales of property, plant and equipment and intangible assets

Purchases and sales of property, plant and equipment and intangible assets correspond to investments in tangible and intangible assets including GSM and UMTS licenses and are presented on the consolidated statement of cash flows as net of changes in fixed assets vendors. The amount of changes in fixed asset vendors is indicated in the table of supplementary disclosures beneath the consolidated statement of cash flows.

Purchases of property, plant and equipment and intangible assets, net of changes in fixed asset vendors, remained generally stable reaching €5,215 in 2004, compared to €5,102 million in 2003 (see section 1.2.2 “The Results of the ‘TOP’ Operating Improvements Program” and section 2.1.6.1 “Investments in tangible and intangible investments excluding UMTS/GSM licenses”).

In addition, no proceeds from sales of real estate were recorded in 2004, as opposed to 2003 (€419 million).

■	Acquisitions and sales of investment securities and subsidiaries and investments and sales in affiliates

Financial investments amounted to €4,894 million in 2004, compared with €237 million in 2003 and related principally to (i) the acquisition of all the minority interests of Wanadoo S.A. for €2,373 million in addition to the outstanding minority interests of Orange S.A. for €469 million and (ii) the payment of €2,015 million for Equant’s CVRs (certificats de valeur garantie) (see section 2.1.6.3 “Financial Investments”).

In 2003, the main transactions related to the partial acquisition of the minority interests of Orange following the compulsory purchase offering for €161 million, the capital increase of Wind for €35 million, in addition to the acquisition of the minority interests of Wirtualna Polska for €18 million and QDQ Media for €12 million (see section 2.1.6.3 “Financial Investments”).

Furthermore, the proceeds of sales of investment securities, net of cash flow transferred amounted to €2,716 million in 2004 (compared with €3,046 million in 2003), of which €1,443 million primarily related to PagesJaunes, €610 million to Orange Denmark, €472 million to STMicroelectronics, €89 million to Radianz and €51 to Eutelsat (remaining group share of the shares held by TP S.A.).

By comparison, the proceeds of sales of investment securities in 2003, net of cash flow transferred, related principally to sales of shares of Wind for €1,537 million, Casema for an amount of €498 million, Eutelsat for an amount of €373 million, Sprint PCS for an amount of €286 million, CTE Salvador for an amount of €197 million and Telecom Argentina for an amount of €100 million.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Net change in marketable securities and other long-term assets

In 2004, marketable securities and other long term assets decreased overall by €1,630 million, compared with an increase of €2,041 million in 2003, which was related to the €1,833 million increase in short-term marketable securities (SICAV de trésorerie), following the share capital increase of €14,894 million completed during the first half of 2003.

The decline in 2004 is essentially due to the change in marketable securities, particularly short-term marketable securities, which fell by €1,601 million.

1.4.4.3 Net cash provided by/(used in) financing activities

Net cash used in financing activities amounted to €7,423 million, compared to €6,868 million in 2003 and €194 million in 2002.

The principal financing transactions in 2004 were repayments of long-term debt amounting to €13,009 million. The main repayments of long-term debt in 2004 were:

-	redemption of bonds with a nominal value of €3,500 million, of which the balance was €3,450 million at December 31, 2003;

-	redemption for €2,843 million, in advance of maturity, of bonds that were exchangeable into shares of France Telecom.

-	paying off the outstanding bonds redeemable in France Telecom shares for €2,030 million. The reimbursement was at par; and

-	redemption, in advance of maturity, of all outstanding bonds that were exchangeable into shares of STMicroelectronics, at par value, for an aggregate cash consideration of €1,523 million.

In addition, Tele Invest proceeded at the end of 2004 to repay its debt amounting to €1,902 million (see section 4.2.3 “Bonds and other long-term debt” and Notes 2, 3 and 16 of the Notes to the Consolidated Financial Statements).

Conversely, the main issuances of long term debt during 2004 were:

-	issuances of EMTNs with maturities in 2005, 2006 and 2009 amounting to a total value of €3.5 billion;

-	debt offerings in January 2004 including a €1 billion bond issue maturing in 2007; a €750 million bond issue maturing in 2012 and a £500 million (€726 million at issuance and €709 at December 31, 2004) bond issue maturing in 2034; and

-	€1.15 billion issue of OCEANEs (bonds convertible or exchangeable for new or existing shares) in September 2004.

In addition, the distribution paid in 2004 to shareholders of France Telecom S.A. for the 2003 financial year amounted to €0.7 billion.

In 2003, net cash used in financing activities included repayments of long term debts in addition to the bank overdraft facilities and short-term loans for a total of €27,179, which was mainly due to the proceeds of the share capital increase during the first half of 2003 amounting to €14,894 million. In addition, long term bond issues amounted to €7,398 million in 2003.

1.5. CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

Contractual obligations and off-balance sheet arrangements are described in Note 28 of the Notes to the Consolidated Financial Statements.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.6. ADDITIONAL INFORMATION

1.6.1 SUBSEQUENT EVENTS

Subsequent events are discussed in Note 31 of the Notes to the Consolidated Financial Statements.

1.6.2 IMPLEMENTATION OF IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS) WITHIN THE FRANCE TELECOM GROUP

1.6.2.1 Context of the transition to international accounting principles

Pursuant to regulation no. 1606/2002 and the standard IFRS 1, “First-time Adoption of IFRS”, the consolidated financial statements of France Telecom Group for the period ended December 31, 2005 will be prepared in accordance with international accounting standards, in force on December 31, 2005, with a comparison to consolidated financial statements for the period ended December 31, 2004 prepared using the same accounting standards.

In order to provide such comparative data, France Telecom must prepare an opening balance sheet as of January 1, 2004, the starting point for the application of IFRS standards and the date upon which the impacts of the conversion will be recorded in shareholders’ equity. France Telecom must also restate all the movements of year 2004 in order to ensure the presentation of the comparative data.

1.6.2.2 Organization of the conversion process

In this context, the France Telecom Group put in place a project for the conversion to international standards (IAS/IFRS) in July 2003, which enabled it to identify and assess the main differences in accounting methods as of December 2004, initiate the preparation of the opening balance sheet as of January 1, 2004 as well as the restatements of the monthly movements of year 2004. Taking into account the limited practice of certain IFRS standards, the limited number of interpretations and the fact that such standards can evolve until December 31, 2005, the analysis of certain transactions of the Group could change.

This project is part of a broader program that aims to enrich management reporting and implement a new consolidation tool and a new set of references common to the entire Group. To ensure the homogeneity of the accounting policies and their implementation within the Group, the IFRS conversion project is led by a central team that is managing the entire project for the Group and its sub-groups.

Main oversight bodies in place to ensure the success of the project and measure its advancement exist at three levels:

-	A Program Steering Committee comprised of the main actors of the Group and the sub-groups;

-	A Technical Committee in charge of the pre-validation of IFRS issues and technical options comprised of the main key actors of the Group, the sub-groups and the external auditors; and

-	A Program Strategy Committee, common to the IFRS and new consolidation and reporting projects comprised of both the Executive Officers and Financial Management.

1.6.2.3 Options chosen by the France Telecom Group

■	Options chosen by the France Telecom Group for the construction of the opening balance sheet as of January 1, 2004

The standard related to the first-time adoption of the IAS/IFRS standards sets forth specific provisions for the implementation of the international accounting standards. At this point, the Group is considering adopting the following options:

-	no restatement of business combinations that occurred before January 1, 2004 (note should be taken that France Telecom was not using the method of “pooling of interests”);

-	conversion reserves recorded in shareholders’ equity today will be zeroed out through retained earnings;

-	cumulative actuarial gains and losses related to employee benefits will be recorded in full as of January 1, 2004 through retained earnings in accordance with the treatment adopted for French GAAP purposes pursuant to recommendation no. 2003-RR-01 of April 1, 2003 and the statement of July 22, 2004 issued by the French National Accounting Board (“Conseil National de la Comptabilité”—CNC) specifying terms and conditions for the first time application;

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	France Telecom chose to use the historical value as the basis for the valuation of tangible assets for the purpose of the opening balance sheet as of January 1, 2004, subject to a few exceptions with no significant impact relating to certain property assets held by TP Group.

The Group maintained the current accounting method for the acquisition of minority interests, which is to record goodwill for the difference between the acquisition price of the minority interests and acquired net assets, with no reevaluation of the assets and liabilities acquired. As the IFRS standards do not provide any specific guidance on this matter, the Group submitted the issue for consideration to the IFRIC (the interpretative body for IFRS standards) to obtain details on the accounting treatment of such transactions. The outcome of such submission may lead to the adoption of a different accounting method than described above.

■	Options chosen by the France Telecom Group where the standards provide accounting and evaluation options

Certain standards within the IASB set of accounting standards provide options for the evaluation and accounting of assets and liabilities. The Group has reviewed and elected for the following:

-	The Group elected to continue to account for inventories at their initial cost, which is generally determined based on weighted average formula as provided for in IAS Standard 2,

-	The Group chose to measure the tangible and intangible assets using the amortized historical cost method and did not choose to reevaluate the tangible and intangible assets on each closing date;

-	The Group chose not to capitalize financial interest incurred during the “construction” period of the tangible and intangible assets as provided in IAS Standard 23;

-	Regarding the accounting of post-employment benefits, the Group chose to account for actuarial gains or losses occurring after January 1, 2004 according to the corridor method. The corridor method provides for the spread of gains or losses exceeding 10% of the greater of the value of the obligation and the value of the plan assets over the average remaining working lives of the employees participating in the plan; and

-	The Group chose to continue to consolidate jointly-controlled companies using the proportionate consolidation method, as provided by IAS Standard 31.

1.6.2.4 Initial estimates of the impact of the implementation of the international accounting standards on the Financial Statements as of January 1, 2004

The current preliminary restated consolidated financial statements do not include all the restatements that may need to be recorded pursuant to the implementation of the IFRS standards, but only the restatements that are currently known. The evolution of certain aspects that cannot currently be identified could have an impact on the level of indebtedness, the shareholders’ equity, the assets and liabilities, the 2004 IFRS results and the cash flows statement. The current preliminary restated data are based on analyses and assumptions which do not provide any guarantee of accuracy.

The preliminary restated financial data in this document have not been audited.

The implementation of the international standards will not impact the strategy and the performance of the Group. The conversion of the Group’s financial statements is not expected to have any effect on the company’s cash flows.

However, a number of impacts are anticipated on the shareholders’ equity of the opening balance sheet as of January 1, 2004. At this stage of the project, the Group has identified the main differences between the evaluation and presentation methods set forth by the international accounting standards and the accounting principles and methods currently used by the Group, although such information was prepared to the best the understanding of the standards that will effectively be applicable in 2005.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Summary of the impact on the shareholders’ equity as of January 1, 2004

Shareholders’ equity on the IFRS opening balance sheet as of January 1, 2004 is expected to be greater by €1.5 billion to €2.5 billion compared to shareholders’ equity under French GAAP, including a slight impact due to goodwill impairment. This increase of shareholders’ equity, largely due to the reclassification of minority interests, is detailed in the table below:

	(€ billions)
Shareholders’ equity under French GAAP as of January 1, 2004	11.4	(1)
Reclassification of minority interests	+5.4	(2)
Equity component of TDIRAs	+1.2
Undertaking to purchase minority interests	-0.6 /-1.2
Amortization of subscriber base	-2.5
Connection fees	-0.5 /-1.0
(1)	After the impacts of change in accounting method as of January 1, 2004 in relation to the consolidation of Tele Invest and Tele Invest II, the consolidation vehicles used for trade receivables securitization programs, the accounting of post-employment benefits and the accounting of loyalty programs (see Note 2 of the Notes to the Consolidated Financial Statements).

(2)	Including the consolidation of Tele Invest and Tele Invest II, and €1.4 billion relating to Wanadoo, that are no longer minority interests as of December 31, 2004 as a result of their acquisition in 2004.

■	Summary of the impact on net financial debt at January 1, 2004

Due to the differences between French accounting standards and IFRS standards, the Group is required to modify its definition of the net financial debt.

French GAAP	IAS / IFRS

Net financial debt is defined in Note 16 of the Notes to the Consolidated Financial Statements as total gross financial debt (converted at the hedging rate) less cash, cash equivalents and marketable securities.

Net financial debt will be defined as total gross financial debt (converted at the closing rate):

Less: derivative instrument assets

Less: cash collateral paid in relation to derivative instruments (cash collateral assets)

Plus: derivative instrument liabilities

Plus: cash collateral received in relation to derivative instruments (cash collateral liability)

Less: cash, cash equivalents and marketable securities

Plus: unmatured accrued interests

Less : deposits paid in connection with “in-substance defeasance” transaction to the extent that the related debt is included in the gross financial debt.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The net financial debt on the IFRS opening balance sheet as of January 1, 2004 is expected to amount to approximately €57 billion. This increase of approximately €9 billion (out of which €6.5 billion is expected to remain outstanding as of December 31, 2004) is detailed in the table below.

	(€ billions)
Net financial debt under French GAAP as of January 1, 2004	47.7	(1)

Perpetual bonds redeemable for shares (“TDIRA”)	+4.1
Carry-back	+1.5
Equant contingent value rights certificates (CVRs)	+2.0
Derivative instruments and cash collateral	-0.8
Unmatured accrued interests	+1.3
Undertakings to purchase minority interests	+0.6 / +1.2

Estimated net financial debt under IFRS standards as of January 1,2004	57.0
(1)	After the impacts of change in accounting method as of January 1, 2004 in relation to the consolidation of Tele Invest and Tele Invest II and vehicles used for trade receivable securitization programs.

Since the restatements relating to the perpetual bonds redeemable for shares (“TDIRA”) and the undertakings to buy minority interests also affect shareholders’ equity, they are discussed further below.

Equant’s CVRs constitute derivative instruments and, as such, are included in net financial debt for €2.0 billion. Categorized as provisions under French GAAP, this difference in the net financial debt compared to French GAAP will no longer exists as of December 31, 2004 since the CVRs were paid in July 2004.

The sale of carry-back receivables in 2000 and 2001 is analyzed under IFRS standards as a secured financing operation. As a result, the receivable is recorded back on the balance sheet for its current value and a corresponding financial debt is recorded on the liability side. Since the carry-back receivable is a current tax receivable, it cannot be regarded as a reduction of the net financial debt. Nonetheless, such increase in the net financial debt does not reflect in any way an impoverishment of the company: both the debt and the receivable should disappear in 2007 when the carry-back receivables will be paid by the State to the bank which acquired them.

Derivative instruments are recorded on the balance sheet at their fair value under IFRS. Under French GAAP, since the debt was converted at the hedging rate, foreign exchange derivative instruments were included in the net financial debt. Under IFRS standards, the Group chose to include all of the derivative instruments in the net financial debt, since such instruments are mainly used to hedge financial debts. Cash collateral paid or received in connection with margin calls closely related to such derivative instruments are also included in the net financial debt.

■	Major differences of principles identified with impact on shareholders’ equity as of January 1, 2004

The major differences can be summarized as follows:

-	In October 2004, the European Union decided to adopt the standard relating to financial instruments (IAS 39), with two reserves relating to the application of the full fair value option and the application of hedge accounting (which does not prevent their use, however). The Group opted for the application of all of the provisions of this standard from January 1, 2004 in order to ensure a better level of comparison between the year ended December 31, 2004 and the year ended December 31, 2005. IAS 32 relating to disclosures and the presentation of financial instruments can also affect the shareholders’ equity.

To this extent, the major positive impact expected on shareholders’ equity results from the bifurcation into a debt component and an equity component of hybrid instruments such as convertible bonds or perpetual bonds redeemable for shares (TDIRAs). The equity component as of January 1, 2004 is expected to amount to €1.2 billion (before the impact of deferred tax liabilities in the amount of €0.5 billion) compared to €4.1 billion for the debt component.

-

Market shares recognized as a result of acquisitions in the financial statements under French GAAP were analyzed, under US GAAP, as customer bases amortizable over the expected term of the commercial relationship; accounting treatment under IAS 38 is similar. Under IFRS standards, customer bases will be substituted for market share for their value net of amortization.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The negative impact on shareholders’ equity in the opening balance sheet as of January 1, 2004 should be approximately €2.5 billion using an amortization period of four to five years which is close to the term of the contractual relationship between France Telecom and its customers.

-	Accounting treatment for undertakings to purchase minority interests: in their current form, IAS 27 and 32 lead to the recording of these purchase undertakings (firm or conditional) as financial debt offset by a reduction of shareholders’ equity. The estimated impact on the opening balance sheet as of January 1, 2004 should range between €600 million and €1.2 billion with the higher amount taking into account all undertakings, including conditional undertakings. The Group submitted the issue for consideration to the IFRIC (the interpretative body for IFRS standards) to obtain details on the accounting treatment of such undertakings. The outcome of such submission may lead to the adoption of a different accounting method than described above.

-	The application of IAS 18 relating to recognition of the France Telecom Group’s revenue has the following consequences:

-	The presentation of the discounts and commission granted to the distribution channel for the sales of mobile handsets as a reduction in revenues. This restatement has no impact on the results and will enable a harmonization of practices, regardless of the distribution channel (direct or indirect);

-	The deferral of revenues related to connection fees, regardless of the segment of customers in fixed line telephony over the term of the expected contractual relationship. This deferral of connection fees is expected to have a negative impact on shareholders’ equity in the opening balance sheet amounting to between €500 million and €1 billion.

-	Goodwill will no longer be amortized but rather will be subject to impairment test. The Group already performs impairment tests at the level at which the Group monitors goodwill for the purpose of internal management. Under IFRS, the impairment tests are conducted at the level of each cash-generating unit (UGT) where the assets are allocated. However, the standard allows impairment tests to be conducted at the level at which the group monitors goodwill for purposes of internal management, provided that such level cannot be higher than that of the segment. Thus, for example, goodwill for Orange is tested at the Orange group level since all of the cash generating units of the Orange group benefit from the synergies generated by the acquisition of Orange. At this point, the impact expected from impairment tests of all of the goodwill of the Group as of January 1, 2004 should not exceed €500 million. This impact is due to the restrictive approach of IAS 36 regarding the projection period to use in order to evaluate value in use. When a 10 year period is used for French GAAP purposes, a shorter period is used under IFRS.

-	In relation to deferred taxes, the impacts are significant even if their net effect on shareholders’ equity remains limited. First, IAS 12 does not provide for discount of deferred taxes, the reversal of the effect of the discount has a positive impact of €1.8 billion on the opening balance sheet. In addition, contrary to the provisions of CRC Regulation 99-02 for consolidated financial statements, IAS 12 requires deferred tax liability to be recorded on intangible assets recognized as a result of business combinations (trademarks and customer base), this has led to a decrease of shareholders’ equity of approximately €1.5 billion. Last, as indicated above, the deferred tax liability resulting from the bifurcation of the perpetual bonds redeemable into shares (TDIRAs) amounts to €0.5 billion.

■	Other identified differences in principles, not expected to have significant impacts on shareholders’ equity as of January 1, 2004

-	The application of IFRS 2 (share-based payments) will result in the accounting as expenses of the stock options granted by the Group to its employees. The Group chose to restate all the plans implemented prior to November 7, 2002, the adoption date of IFRS 2. This has no impact on shareholders’ equity, as the cumulative expense of €0.5 billion on January 1, 2004 is offset by the shareholders’ equity account where the credit of the annual expense is booked. In addition, a reclassification among shareholders’ equity and debt compensation will occur during 2004 since the Group was then no longer able to deliver shares but delivered cash;

-	Research and development costs: part of the development costs incurred by the Group will need to be capitalized in accordance with the provisions of IAS 38. Only development costs for which there is appropriate documentation will be capitalized, which should limit the retrospective restatement to two years (2002 and 2003);

-	In accordance with the option permitted by IAS 23, interim interests will not be capitalized.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	The difference in principles identified in the management report of December 31, 2003 with regard to IAS 27 relating to consolidated statements and its interpretation SIC-12, which requires the consolidation all controlled entities, even if the Group does not hold any equity interest in the controlled entity, should not have any significant impact since similar provisions were introduced under French GAAP as of January 1, 2004.

■	Main presentation impacts

As permitted by IAS Standard 1, the Group decided to present its income statement by nature, in order to better respond to the expectations of investors by aligning its accounting income statement with its financial communication. International standards significantly modify the presentation of the income statement, especially by eliminating the concept of non-operating income and expenses and reintegrating amortization of goodwill into ordinary operating income.

1.6.2.5 Calendar of future IFRS financial communications of the Group

In order to accompany the financial community in the transition into the application of the international accounting standards, the Group has planned for the following calendar of financial communications:

-	Mid-April 2005: first communication relating to the consolidated and audited IFRS financial data for the period ended December 31, 2004 including reconciliation elements with respect to shareholders’ equity as at January 1, 2004 and December 31, 2004 and the results for 2004 calculated in accordance with French and international accounting standards;

-	End of April 2005: publication of information regarding first quarter 2005 revenues results using the IFRS standard;

-	End of July 2005: publication of the estimated results for the first half of 2005; and

-	End of September 2005: publication of the final results for the first half of 2005.

See “Cautionary Statement Regarding Forward-Looking Statements”.

1.6.3 EMPLOYEE-RELATED AND ENVIRONMENTAL INFORMATION

In addition to the social and environmental information in this section of the Management Report, France Telecom is preparing a Sustainable Development Report, the 2004 version of which is expected to be published in March 2005.

1.6.3.1 Employee-related information

The information contained in this document relates principally to France Telecom S.A., its French subsidiaries and, to a lesser extent, international subsidiaries, particularly in terms of numerical data.

1.6.3.1.1 Changes in Headcount

■	Global changes in headcount

The Group’s total headcount was 206,524 employees at December 31, 2004, compared with 218,523 employees at December 31, 2003, and 243,573 at December 31, 2002. There are 59,663 employees within the European Union (excluding France but including Norway).

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table sets forth the headcounts at December 31, 2004 and 2003:

					Year ended December 31,
Number of employees (at December 31)	2004			2003
	France	International	Total	France	International	Total
Orange	7,810	25,160	32,970	7,613	24,876	32,489
Wanadoo	4,602	1,455	6,057	4,467	1,984	6,451
Fixed-Line, Distribution and Revenues, Large Customers and Operators	112,390	2,014	114,404	117,741	2,052	119,793
Equant	–	9,385	9,385	–	9,547	9,547
TP Group	–	36,333	36,333	–	42,155	42,155
Other International	71	7,304	7,375	76	8,012	8,088

Total	124,873	81,651	206,524	129,897	88,626	218,523

Of which short-term contracts			3,145			1,883

During 2004, the headcount decreased by 11,999 employees. The breakdown of the decrease is:

-	6,975 employees from international subsidiaries;

-	5,024 employees in France, particularly because of early retirement, retirement, resignation and mobility to other subsidiaries and the public sector.

■	Recruitment policy

Implemented in 2003, the Group’s Redeployment Committee (consisting of Executive Directors) continued to exercise a very tight external recruiting policy in France during 2004. The number of recruitments approved by the Committee in 2004 was significantly higher that in 2003 (2,213 externally recruited employees in France at December 31, 2004). Recruitment mainly takes place in the areas of client-relationships and innovation sectors.

The number of recruitments on permanent contracts (CDI) at December 31, 2004, is broken down as follows:

France Telecom S.A.	1,202
Domestic/French subsidiaries	1,011
Foreign subsidiaries	11,408

TOTAL	13,621

The number of external recruitments with permanent contracts (CDI) for France Telecom S.A. includes approximately 400 employees hired on a part-time basis for the opening of new stores and the implementation of a work organization to provide for larger welcoming capacities for customers.

External recruitment in the international subsidiaries has remained high to meet the development needs of the wireless subsidiaries and the renewal of headcount which is significantly higher than in France.

Between January 1 and December 31, 2004, the number of employees on fixed-term contracts (CDD) increased from 1,113 to 2,042 in France.

Excluding external recruitment, the Redeployment Committee is also responsible for the examination of reorganization projects in France and internationally, which may impact employment within the Group. This is an example of management seeking to ensure consistency in the human resource decisions made within the France Telecom Group.

In 2004, France Telecom continued its process for the optimization of its entities by reconsolidating two of its subsidiaries, Wanadoo S.A. (following the merger of Wanadoo S.A. and Wanadoo France) and Cofratel. Following the decision to create a Residential Customer Service division within the France Telecom Group, the integration of Wanadoo S.A. into France Telecom S.A. as at September 1, 2004 led to the conclusion of an agreement determining the terms of the integration of the 800 employees within France Telecom S.A.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Transfers to the public sector

In 2004, the active policy for the transfer of civil servants to the public sector was continued, implementing support measures and increased resources compared with 2003: five decrees (décrets) facilitating the transfer of France Telecom employees to the public sector were issued between September and October 2004. It is expected that the effects of this program will be felt most significantly in 2005.

At December 31, 2004, 11,130 persons were registered on France Telecom’s Intranet site for transfers to the public sector. This amounts to 12% of the active civil servants at France Telecom S.A.

711 transfers were carried out during 2004, 34% of the transfers were completed by executives and 66% by non-executive employees.

The transfer destinations at December 31, 2004 were as follows:

State Public Service	63.6%
Territorial Public Service	32.6%
Hospital Public Service	3.8%

Employees that are not civil servants may also request transfers to the public sector and will benefit from the same support measures as civil servants.

1.6.3.1.2 Management of economic impacts on employment

With respect to the changes in headcount within the France Telecom Group, Orange Denmark, Wirtualna Polska, Axilog and Maroc Connect withdrew from the scope of consolidation during 2004.

Internationally, the different businesses of the Group adjusted their headcount to meet the needs of their markets:

-	The year-end active headcount of TP Group in Poland decreased overall by 5,800 employees during 2004, in accordance with agreements made by France Telecom within the labor agreement (accord social) negotiated with France Telecom’s trade unions;

-	The year-end active headcount of Equant decreased overall by 160 employees in the different countries where the company is present;

-	The year-end active headcount of Orange (excluding France) globally increased by 280 employees. Headcount increased in Romania and Slovakia but decreased in Switzerland and Belgium. The withdrawal of Orange Denmark from the scope of consolidation of the Group resulted in a decrease of approximately 740 employees.

Internationally, the optimization of the Group’s structures will continue, particularly through a more effective group-wide use of the support functions of the different businesses.

■	Implementation of a system of reference for jobs within the Group

In order to have useful information for the management of employment and skills, the Group’s job reference system, established and implemented during 2003 for domestic subsidiaries, was updated in 2004 by a Group jobs table, which was distributed to other companies from July 2004 and should be completed by the end of March 2005. As such, each company within the France Telecom Group, whether in France or abroad, will be able to rely on a single job reference system.

At the end of December 2004, 98% of headcount in the domestic scope of consolidation and 83% of the international scope of consolidation had been classified pursuant to the job reference system.

Group-wide dedicated structures called “competency streams”, have been in place since September 1, 2004 in the main segments: sales, research and development, information technology and networks. The structures are designed to develop programs with a view to transforming the economic model of the relevant segment and developing programs for the optimization and transformation of competences.

Within this framework, “channel bearers” who operate for the Group as a whole on a group-wide basis, are appointed.

Group-wide competency forums are designed to share best practices and accelerate the implementation of operational plans.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The Sales Competency Forum (the test program for this new procedure) is intended to boost this category by implementing significant plans, showing the importance that the company attaches to supporting the position of vendors in stores and customer service by telephone.

In order to have a shared vision, both quantitatively and qualitatively, of the jobs and competencies within the Group, the following tools are being developed:

-	A competency reference system linked to the jobs in the Group;

-	A new human resource information system for the management and evaluation of the competencies

The implementation of these tools is expected to occur from the second half of 2005.

In 2005, the main plans relating to the management of competencies of the Group’s employees will be:

-	The competency channels: sales, research and development, networks and programming, pursuant to the terms defined by the channel (calendar, jobs concerned, approved reference system);

-	The entities: France Telecom S.A., Orange France, Orange UK, TP Group and Equant.

1.6.3.1.3 Work hours and organization

■	Work Schemes

Employees of France Telecom S.A. have several available work schemes that were implemented in 2000 as part of negotiations on the organization and reduction in the number of work hours.

In 2004, the breakdown of employees on the basis of different work schemes was as follows:

Work Scheme	Annual Work Time	% Employees
Basic	1,596 hours	43.7%
Hourly Customer Reception (HAC)	Between 1,148.4 and 1,548 hours	17.5%
Work Planned Outside Business Hours (HNO) and night work	Between 1,539.4 and 1,580.8 hours	3.2%
Modulated Hours	1,573.2 hours	1.1%
Platform	Between 1,519 and 1,547 hours	4.5%
Autonomous Executive	(1)	18.8%
Location Operating Executive	(2)	11.2%
(1)	Autonomous executives work on the basis of 207 days per year.

(2)	Location operating executives work on the basis of a collective number of hours within their department or the department managed by them.

■	Part-time

At France Telecom S.A., the breakdown of part time employees, among the different percentages of time, is as follows:

Time available	Men	Women	Total
50%	421	992	1,413
60%	60	298	358
70%	35	317	352
80%	1,592	7,349	8,941
90%	201	933	1,134

Total	2,309	9,889	12,198

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Absenteeism

At France Telecom S.A, the number of days of sick day absences during 2004, is broken down as follows:

Number of days of sick day absences	Number of Days
Less than 3	43,000
From 3 to 7 days	179,200
From 8 to 30 days	331,245
From 31 to 90 days	301,372
More than 90	311,045

Total sick day absences	1,165,862

The number of sick day absences has decreased by 106,535 days in 2004 compared with 2003 accentuating the decline already noted in 2003. Accounting for the change in the number of employees, the average number of sick day absences per employee decreased by 5%. This decline is particularly significant for absences of less than 31 days, for which it amounts to 10%.

1.6.3.1.4 Salaries

Within the France Telecom Group in France, the studies conducted by the Remuneration monitoring committee (Observatoire des Rémunérations) show that employee remuneration policies are relatively consistent across the Group’s various companies and that its positioning in terms of remuneration practices is reasonable in relation to practices on the market.

In accordance with legislation, changes in remuneration are required to be negotiated annually; as a result, business agreements with trade unions were entered into by France Telecom S.A. (agreement dated February 16, 2004) and Orange France.

Since 2003, the variable remuneration policy implemented by France Telecom S.A. provides leverage to managers so that they can acknowledge individual contributions to employees who meet the company’s objectives. Furthermore, bonus schemes (in the companies where they exist) based on the results of the “TOP” plan enable the acknowledgement of the collective nature of employees’ contributions.

An amendment to the bonus agreement was concluded on April 23, 2004 for the employees of France Telecom S.A.

Through collective bargaining, the Group employees in France also benefit from a profit-sharing agreement which enables each to receive part of the collective results. This agreement is completed by a group savings plan. As such, employees of the 65 French subsidiaries benefit from the profit-sharing scheme and group savings plan.

For France Telecom S.A., the agreement relating to the professional parity of men and women, signed on April 28, 2004, specifically provides that upon return from parental leave, an employee will benefit from the cumulative increases of benefits that were conferred in their absence.

Furthermore, during 2004, various corporate governance measures were implemented relating to the France Telecom Group’s benefits policies. In particular, a specific committee (the Compensation and Benefits Committee) was created. The Group’s main companies provide this committee with their balance sheets for the past financial year and their planned remuneration policies for the year to obtain approval by the committee prior to the implementation of such policies.

1.6.3.1.5 Professional relationship

The law relating to France Telecom S.A. of December 31, 2003 amended the legal environment of the employee relationships applicable within the enterprise. The French Labor Code is now applicable to France Telecom S.A. and all the personnel (civil servants and private employees), in relation to:

-	The various personnel representative bodies (Workers’ Council; Central Business Council; Union Representatives and Central Union Representatives, Personnel Representatives; Hygiene, Security and Working Conditions Committee);

-	Union representation: criteria that determine the trade unions within the Group;

-	Union rights: resources to be allotted to the representative bodies of the personnel.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The law of December 31, 2003 also specifically provides for negotiations to put in place the representative bodies of the personnel and unions. Two agreements have as such been completed on July 13, 2004 with France Telecom’s unions:

-	one relating to the implementation and functioning of the representative bodies of the personnel at France Telecom S.A., signed by the CFTC, CGC, CGT and FO;

-	one relating to the resources granted to the unions and the means for the application of union legislation, signed by the CFDT, CFTC, CGC and FO. This provides the unions with the means to maintain and enrich the social dialogue and reaffirms to this end that the union representatives in the Group interact effectively with the management.

Since September 2004, the trade unions have appointed their union representatives at various levels: France Telecom S.A., Principal Offices (Regional Management/Division) and Secondary Offices (Units).

This new agreement marks a significant change for France Telecom S.A. Prior to this time, the personnel representation bodies were similar to those of civil servants, both in terms of social dialogue bodies and the means allocated to Trade Unions.

For France Telecom S.A., the creation of personnel representative bodies resulted in:

-	38 enterprise committees;

-	589 distinct locations for the establishment of personnel representatives;

-	227 Hygiene, Security and Working Conditions committees; and

-	10,481 available representative seats.

Personnel representatives (personnel representative and members of the enterprise committees) were elected on January 18 and February 1, 2005.

■	Agreements signed by France Telecom S.A. in 2004

-	Salary agreement of February 16, 2004 signed by CFDT, CFTC and FO;

-	Agreement for the implementation of a European Group Committee of April 14, 2004 signed by the CFDT, CFTC, CFE-CGC, CGT, FO and SUD in addition to all 15 of the representatives mandated by the European subsidiaries of the Group;

-	Amendment to the profit-sharing agreement signed on April 23, 2004, by CFTC, CFE-CGC and FO;

-	Agreement on the professional parity of men and women signed on April 28, 2004, by CFDT, CFTC, CGT, FO and SUD;

-	Agreement on the implementation of the personnel representative bodies signed on July 13, 2004 signed by CFTC, CFE-CGC, CGT and FO;

-	Agreement on the means of trade unions and the application of union legislation signed on July 13, 2004 by CFDT, CFTC, CFE-CGC and FO.

■	Implementation of a European Group Committee

On April 14, 2004, France Telecom created a European Group Committee through the signing of an agreement with the CFDT, CFTD, CFE-CGC, CGT, FO and SUD, in addition to all 15 of the representatives mandated by the European subsidiaries of the Group. The European Group Committee represents the 59,663 employees of France Telecom in the European Union (except those in France but including those in Norway).

The committee is an organization for information and dialogue pertaining to various issues, particularly relating to general policies, financial results, labor policies and reorganizations that concern more than two countries. In addition, it ensures that all the companies in the Group have the same information about the Group’s strategies.

Through 30 employee representatives, 18 countries are represented by the committee: Sweden, Norway, Finland, Denmark, Germany, Austria, the United Kingdom, Ireland, France, Spain, Portugal, Italy, Greece, Poland, Luxembourg, the Netherlands, Belgium and Slovakia. Among the representatives are 9 French employees, and all of the French trade unions are represented.

The development of social dialogue on a European level contributes to the strengthening of the atmosphere of belonging to a responsible and multinational Group. With the implementation of the committee, France Telecom reaches a new stage in the implementation of its integrated global operator strategy.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Examples of social dialogue in Europe

Within the framework of the development of social dialogue, the Group has chosen to implement, in each of the European countries where the local legislation does not impose it, a collective dialogue facility, an “Employee Forum”, which enables the exchange of points of view and dialogue between the management and elected employee representatives. This is the case in the United Kingdom, Switzerland and more recently, in Ireland.

■	Examples of social dialogue on a global scale

France Telecom is engaged in ensuring compliance with the universal principles established by the International Work Organization and Global Compact (a United Nations initiative to compel businesses to develop fundamental human rights and protect the environment) of which France Telecom is a member. Within this framework, two meetings are organized annually with the Alliance (a global alliance of France Telecom’s trade unions, created within the International Union Network). These meetings enable an exchange of points of view on subjects that involve the entire Group, including policies relating to the respect of fundamental rights of employees and social dialogue.

1.6.3.1.6 Health and safety conditions

In 2004, France Telecom defined a “health and safety at work” policy for all of the companies in the Group. The policy is among the company’s social responsibilities and reflects its involvement in the health and safety at work of its employees.

For France Telecom S.A., the implementation of this policy involves:

-	The implementation of a safety management system including the accountability of those involved;

-	A particular effort for the training of experts and managers; and

-	Prevention principles established for the range of risks within the company.

As a result of the efforts made by the company over several years, accident indicators have regularly decreased at France Telecom S.A. with, in 2004:

-	A frequency of 5.11 of work-related accidents (TFRAC)[1]; and

-	A level of gravity of work-related accidents (TGRAC)[2] of 0.28.

This policy is accompanied by regular meetings with employee representative members within the Health, Safety and Work Conditions Committees (Comités d’Hygiène, de Sécurité et des Conditions de Travail (CHSCT)). In addition, the agreement relating to the implementation of new CHSCTs favors discussions with personnel representatives in closer conjunction with employee concerns.

Within Orange France, a national “health and safety at work” committee has been established. This committee manages the four issues identified by the analysis of work scenarios, including work with headphones in customer locations, isolated workers, road risks (the prevention of which has been described in various forums), and working on screen.

1.6.3.1.7 Training

The Training Plan implemented at the level of France Telecom S.A. in 2004 groups together the collective needs of the divisions and the functions.

The main guidelines of the Training Plan 2004 provide for:

-	Development and maintenance of skills across all jobs (with particular vigilance over central and/or sensitive positions and new technologies);

-	Assistance during changes in positions in the event of roll-outs and internal transfers or transfers to public positions;

-	Collective improvement by the processes and organization of the activities; and

-	The improvement of individual performances.

1	The Frequency of work-related accidents (taux de fréquence des accidents de travail (TFRAC)) corresponds to the number of work-related accidents with leave per million hours theoretically worked.

2	The level of seriousness of work related accidents (taux de gravité des accidents de travail (TGRAC)) corresponds to the number of day stoppage for work-related accidents per million hours theoretically worked.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

In 2004, the training plan implemented by France Telecom S.A. was carried out by the following:

-	Implementation of a network of Training Delegates and development of Training plans by Division and Function;

-	Professionalization of the Training Desk after one year in operation. By analyzing the Training Plans of the entities, it provides the best training response and favors to the maximum possible extent the internalization of training projects to optimize external charges;

-	The promotion of “Clic-n-learn”, a project for the roll-out of training on an e-learning basis (distance learning via Intranet or Internet) to France Telecom.

Training projects mainly relate to the following domains:

-	The personnel representative bodies;

-	Languages and cross cultures;

-	Assistance with employee’s professional transfers;

-	Quality, process and project management culture;

-	Economic management culture; and

-	Health and security (particularly managerial training).

The main figures relating to training at France Telecom S.A. are the following:

-	1,615,162 hours of training provided in 2004, compared with 1,245,240 hours in 2003;

-	€146.6 million in training expenses in 2004, compared with €119.4 million in 2003; and

-	3.6% of aggregate remuneration dedicated to training in 2004, compared with 2.9% in 2003.

In addition, France Telecom offered over 4,000 young people a part-time contract or an apprenticeship during 2004.

1.6.3.1.8 Employment and integration of disabled employees

Within the framework of the agreement to encourage the employment and insertion of disabled workers by France Telecom S.A. signed in July 2003, the effort was crystallized through the creation of a “Disabled Employee Integration Mission.”

The “Disabled Employee Integration Mission” was successfully implemented during 2004 with a significant number of awareness and training initiatives, including notably:

-	The creation of a network of disability correspondents in each division;

-	The creation of a disability coordination committee responsible for implementing the disability policy through the company on a short-and-mid-term basis;

-	The creation of an Intranet site dedicated to disability needs and a dedicated e-mail address such that the “Disabled Employee Integration Mission” is accessible to all the employees, managers, disabled employees, human resources directors etc.

-	The creation of a training session: “Demystifying Disabilities!” at which managers, recruitment officers and directors of human resources are trained.

In addition, many partnerships with training and insertion organizations for disabled persons are proving to be successful, and approximately forty employees have been recruited. France Telecom also made contributions to many specialized training centers through the apprenticeship tax with €1 million paid in 2004.

It should also be noted that the program for the insertion of disabled persons involves various team members in the company at different levels:

-	Directors of Human Resources for the insertion and maintenance in employment of handicapped employees;

-	The sales division for the commercial section. A project for disabled customers was created in 2003 and sells Orange, Wanadoo and MaLigne products within a network of stores catering to disabled customers (37 stores with expert vendors were labeled “Disabled Solutions” (Solutions Handicap) in 2004;

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	Within the framework of its charitable work, the France Telecom foundation, which has undertaken a commitment for several years to autistic persons, widened its support during 2004 to blind and deaf people.

1.6.3.1.9 Social activities

■	Transfer of activities to the future Works’ councils and the Central Businesses Committee of France Telecom

On January 13, 2005, an agreement between the management and all of the trade unions of France Telecom was signed relating to managerial contributions to employee-related services and cultural activities and the transfer of their management from France Telecom S.A. to the works’ councils.

The agreement established the new procedures of employee-related social and cultural activities, ensuring a smooth transition from the old to the new method of management. To achieve this, France Telecom S.A. will manage these activities during a transition period, leaving the works’ council the time to set up their own managerial tools. To accompany the transition, the company will financially assist the works’ council to obtain the necessary tools and resources. France Telecom S.A. will continue to manage the cafeteria on behalf of the works’ council in addition to other solidarity measures.

■	France Telecom S.A. expenses relating to employee-related services

In 2004, the breakdown of expenses relating to France Telecom S.A.’s social activities are as follows:

Activities	(€ millions)
Catering and economic services	61
Sport and Leisure	26
Children: vacation, daycare, schooling	24
Housing assistance	19
Complementary health insurance and solidarity measures	15
Cultural activities	2

Total	147

In 2004, the number of beneficiaries of France Telecom S.A.’s employee-related services breakdown as follows:

Activities	Measure (number of)
Catering and economic(1)	Meals served	10,100,000

Children: vacation, daycare, schooling	Children having stayed at a CVEA(2)	10,500
	Days of CVEA(2) used	140,000
	Beneficiaries of a solidarity fund	10,334
	Educational loans awarded	450

Vacation	Beneficiaries of vacation checks	22,338

Sporting and Leisure	Beneficiaries of an individual sports aid	58,000

Service Employment Shares	Beneficiaries	4,100
	Deeds issued	330,000

Housing assistance	Loans at 1%	1,435
	New rental locations	300
(1)	Meals: number of meals served (including meal tickets distributed)

(2)	CVEA: Vacation centers for children and adolescents (Centres de vacances pour enfants et adolescents).

From January 1, 2004, new conditions for the distribution of aid and services to employees were implemented following the decisions of the Council for the Orientation and Management of Social Activities (conseil d’administration et de gestion des activités sociales (COGAS)) of September 18, 2003.

Fair treatment of employees and a better understanding of their situation constitute the foundation of the program. As such, social services are available to a larger number of employees, thanks to a new method for the calculation of the family allotment. Moreover, three new services, available to all, were created in relation to child care. Now, all the employees who

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

make requests of the approved establishments receive some aid from the company. Finally, the collective meal assistance has been upgraded by the creation of a subsidy granted on the basis of the employee’s annual salary.

1.6.3.1.10 Territorial impact of its activities on employment and regional development

■	Local economic development

The seed-money programs are an aid given to the Group’s employees that have a strategy to start or acquire a business, regardless of the nature of the activity. In 2004, 280 employees took advantage of these programs. Over 170 have created their own company (110 in 2003), creating 250 positions (150 in 2003). By assisting these new entrepreneurs, France Telecom develops its know-how, culture and potentially revenues (for example, where the created company develops an innovative product belonging to France Telecom). For example, a young company, Streamezzo, created by researchers and resulting from work of the Research & Development Division on the synchronization of multimedia transfers for wireless telephones, was financed in 2004 by venture capitalists in an amount of €4.7 million, of which €1.4 million for the intellectual property rights of France Telecom.

■	Digital development of regions

France Telecom has been contributing to the digital development of regions for several years, offering access to new technologies by encouraging the development everywhere and by everyone of new communication tools, while favoring innovation and greater accuracy as to the expansion of new services. It is a question of simplifying communications and exchanges, in addition to spreading information, providing new services, improving local internal management, supporting the world of health and education sectors, offering greater autonomy and accessibility to disabled persons, all while encouraging social and economic development.

This contribution is founded on agreements and partnerships with the French regions, for example:

-	In the education and training sectors, the Group is involved in Jordan (via JTC) with the Education ministry to develop the use of information and communication technologies in schools and rural areas. In Poland, the Group supports a national education program by Internet which enables 58% of primary and secondary schools to have an access to broadband Internet at a reduced cost. In France, the Group is developing for its employees and those of other large businesses online training programs (“Clic-n-learn”). France Telecom is also working with the French education ministry testing, within the framework of the national project for digital workspaces (Espaces Numériques de Travail), the Scolabureau. Finally, the France Telecom Foundation, which focuses on the field of education, develops projects to fight against illiteracy (in partnership with the French Red Cross, the Emmaüs association, the public charity organization (Secours populaire) and the national agency for the prevention of illiteracy) and participates in the education of girls in developing countries (in partnership with UNICEF for the education of girls in particular in India, Guatemala and Vietnam). Solidarity projects are underway in Senegal (Sonatel) and Jordan (JTC). Many educational programs are also underway for example in Romania and Slovakia;

-	In the health sector, the discussions established by the Group with health professionals enable the development of solutions for the medical world and assistance to patients (surgery or medical follow-up from a distance). Such solutions favor, for example, the creation of local employment and home services;

-	In the disabilities sector, regular dialogue with those in need and their representatives enables the France Telecom Group to conduct research to develop solutions. Video interpretation of sign language, for example, enables a deaf person to have access to information relating to them and allows interaction with public or private institutions. Wireless telephony has been accessible since November 2003 to poor-sighted, blind or elderly persons. Orange also offers a free and simplified bill in Braille. At the end of 2004, France Telecom made available to its customers a “Disability Solutions” catalogue enabling them to order products and services in stores, by telephone, by Internet or by mail;

-	For improvement of quality of life, France Telecom is involved in the preservation of natural and cultural spaces in the countries in which it operates. Because of the uses available, the Group must innovate, although prudently: blocking use (parental controls, anti-spam), quality of life of users, etc. (simplicity, comfort, clarity, interoperability and adaptability of offers), protection of the environment (guide of best practices developed in conjunction with the French association of wireless operators (Association Françaises des Opérateurs de téléphonie Mobile) and the association of mayors in France (Association des Maires de France) or the integration of wireless antennae in Poland) are among the factors that the Group considers as a significant contribution to sustainable development.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

In 2004, Orange implemented a campaign to raise awareness about noise nuisance that may be caused by wireless telephone ringtones. France Telecom has encouraged in France the development of a Business Transfer Plan in Marseille, Grenoble or Lyons, for example in accordance with shared economic, social and environmental interests, to contribute with other local parties to better preserve lifestyle and quality of life. The Group has developed the range of contract agreements (fixed line, wireless and Internet) with a single rate. This is an additional comfort for customers who can plan their budgets on the basis of their needs. The Group has also, pursuant to partnerships with local authorities, made available solutions for broadcasting daily news in real time: warning messages (flooding, pollution and major risks), communications between the local services and citizens (schools, daycare centers, administrative services) etc.

Also, in 2004 France Telecom continued to implement the “Innovation Department” approach to ensure greater territorial coverage and enable a larger number of persons to benefit from the economic and social dynamics related to the implementation of appropriate telecommunications services (better servicing of the zones of activity or the roll-out of alternate solutions such as WiFi for the coverage of white zones).

1.6.3.1.11 Hiring young professionals and relations with teaching establishments

■	Hiring young professionals

During 2004, France Telecom S.A. offered 2,038 part-time contracts (of which 819 were internships).

In addition, 1,716 students benefited from internships at France Telecom S.A. in 2004.

■	Relations with teaching establishments

France Telecom S.A.’s policy in this domain has two main objectives:

-	To develop the reputation of the France Telecom Group as an employer among students in higher education;

-	To anticipate recruitments on the basis of skills that will be necessary for the Group in the years to come.

This policy is applied in several projects implemented in 2004:

-	Identification of 30 higher education establishments with which France Telecom wishes to develop close ties. This project is particularly confirmed by participation at school forums (present at forums of more than 20 schools) and the payment of a significant part of the internship tax;

-	The implementation, initially at a dozen schools of a “school-duo” consisting of a recruitment or human resource manager from France Telecom and a former student of the school. The role of the duo is to advise all students of the various positions and career paths that are available in such an international group.

In addition, France Telecom maintains strong ties with the schools of the Group of Telecommunication Schools (GET – Groupe des Ecoles de Télécommunication) through the participation of Group representatives at leadership or orientation functions of GET or its schools. France Telecom is directly involved in the financing of GET schools making up the GIE: Eurecom, New School of Communications Engineering (Ecole Nouvelle d’Ingénieurs en Communication).

By its contributions to the Foundations of X, Supelec and GET (Louis Leprince Ringuet Foundation), France Telecom favors international development, financing of foreign student scholarships, research and other projects for the development of these schools.

France Telecom’s initiatives involve training in areas of expertise recognized in the Group and by its participation in the development of the teaching syllabus for universities and other institutions of higher learning.

Important research projects are pursued together with, Polytechnique, Supélec, the National School of Telecommunications (l’Ecole Nationale Supérieure des Télécommunications), the National School of Telecommunications in Brittany, the National Institute of Telecommunications (Institut National des Télécommunications) and the National School of Engineers (Ecole Nationale d’Ingénieurs) in Caen.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.6.3.2 Environmental information

1.6.3.2.1 Global environmental policy

France Telecom’s environmental policy is based upon a program of continuous improvement, aiming to reduce the impact of activities, goods and services on the natural environment and to increase the availability to France Telecom`s customers (business and individual) of telecommunications solutions which promote sustainable development by civil society, local authorities and the world of industry, commerce and services.

This policy is backed by the signature in 1996 of the ETNO Charter (European Telecommunication Network Operators (ETNO)) in addition to France Telecom’s joining of the global charter (UN Global Compact) in 2000.

Furthermore, France Telecom participates in the efforts of the GeSi group (Global e-Sustainability Initiative), which associates, under the patronage of the UN Environmental Program, telecommunications operators and industrialists in an effort to promote information and communication technologies for sustainable development.

1.6.3.2.2 Environmental risk analysis approach

France Telecom believes that its activities as a telecommunications operator do not pose a serious threat to the environment. France Telecom does not engage in any production processes which create a significant threat to rare or non-renewable resources, natural resources (water, air) or to biodiversity.

However, France Telecom uses, in the course of its activities, certain equipment, products and substances which may be hazardous to the environment (even on a minor scale) and which are subject to specific regulation. For example, there are certain sites that have been classified by the French government for protection of the environment (installations classées pour la protection de l’environnement (ICPE)), in addition to the production and the elimination of waste.

These risks are continually subject to in-depth analysis by France Telecom and have led to the adoption of action plans and preventive measures.

In relation to the monitoring of Legionnaire’s Disease in 2004, of the 125 air-refrigerating towers owned by France Telecom S.A., located at 53 sites, none was reported to be in excess of the health standard in terms of contamination.

The main risks related to France Telecom’s activities and the evaluations and preventive measures adopted by France Telecom for each risk are detailed below.

■	Facilities classified for the protection of the environment

Legislation requires that an operator either obtain from the authorities an authorization to operate such a facility, or that it submit an initial declaration.

The survey completed in 2004 identified a base of 2,501 classified facilities subject to a declaration and 13 requiring an authorization from the local authorities (autorisation préfectorale).

All of the declarations regarding these protected sites were filed and a maintenance program has been launched.

Protected site subject to a declaration	2,501

Protected site subject to an authorization	13

However, the recent amendment (December 2004) of the definitions of facilities with air conditioning, including air-refrigerating towers, will require, at the beginning of 2005, the updating of the survey and potentially the creation of new cases for authorizations or declarations.

■	Use of substances or products presenting a risk to the environment

Certain facilities use regulated products or substances. This applies to CFC gases in air-conditioning systems.

The halon used in the fire extinguishers and sprinkler systems was removed at the end of 2003, pursuant to applicable regulations.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Certain electrical transformers also use polychlorinated biphemyl (PCBs) which will be progressively eliminated by 2010 as required by regulations.

The programs for the elimination of toxic products (CFCs and PCBs) were the subject of a framework agreement signed in 2002 with the French Ministry for Ecology and Sustainable Development, which ensures their conformity with applicable regulations.

■	Risks relating to the treatment and disposal of waste

France Telecom’s activities generate “non-household” waste for which recycling is closely controlled, such as (end-of-life) waste electrical and electric equipment batteries and storage cells, cables and treated wooden poles, etc.

Twelve channels have been created for waste management.

In each of the channels, the collection procedures of products at end-of-life have been defined, as have the evaluation, recycling or disposal processes, according to industry standards implemented by the appropriate businesses.

A specific program has been launched to ensure the conformity of procedures for the collection and recycling of electrical equipment and electronics at end-of-life following the European WEEE “Waste of electrical and electronic equipment” Directive. The transposition of the directive to French law is expected to occur in the beginning of 2005 and to be applicable from the beginning of August 2005.

■	Energy

France Telecom’s activities require the use of thermal facilities such as heating facilities and power generators, each of which emit CO² and greenhouse gases. The survey in 2002 and 2003 of the overall consumption of energy (electricity and fuel) will be completed in 2005 by a measure of the global consumption of energy (electricity and fuel) during 2005. Following the consolidation in 2004 of steering tools, an energy savings program will be launched in 2005. In addition to complying with the regulatory expectations regarding this type of facility, through this program, France Telecom expects to contribute to limiting the production of greenhouse gases. However, France Telecom will not, initially, directly participate in the emissions exchange programs resulting from the application of the Kyoto Protocol in Europe.

	2004	2003	2002	Comments
Consumption of Electric energy	1,544 GWh (estimated for 12 months)	1,600 GWh	1,640 GWh	2004 data available in March 2005

Consumption of Fuel	Estimated for 12 months
Total base	29,183	30,840	34,000
Gas (per vehicle)	1,158 l/year	1,083 l/year
Diesel (per vehicle)	1,369 l/year	1,315 l/year
Fuel average	1,332 l/year	1,368 l/year	1,378 l/ year

Direct emissions of CO² (vehicle base)	106,000 t (estimated for 12 months)	111,000 t	125,000 t	10% decrease in the total vehicle base in 2003

Direct emissions of CO² (Consumption of Electric energy)	70,000 t (estimated for 12 months)	81,000 t	85,000 t	16% decrease in 2004 mainly due to a gain in efficiency by EDF

■	Classified and protected sites

Poles and overhead cables have an impact on landscapes. France Telecom participates in efforts necessary to bury its telephone lines at classified and protected sites, pursuant to the applicable legislation, and in conjunction with the local and national authorities responsible for natural heritage and culture.

	2004	2003	2002
Number of poles removed	31,200	34,200	38,600

Number of kilometers of buried cables	1,240	1,400	1,790

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Biodiversity

Hollow metallic poles are dangerous for certain species of cave-dwelling birds and animals that can be trapped in them. Some of the blockers that have been installed over the years at the top of the posts have been displaced, during storms for example. France Telecom has opted to include in all its maintenance visits, which take place over a 6-year cycle a systematic verification of the existence of these blockers. This will enable all metallic poles to be visited and blockers to be replaced, where necessary.

France Telecom is determined to establish, at the most decentralized level, a dialogue with the organizations and associations for the protection of birds to better coordinate the maintenance priorities for the metallic poles.

	2004	1998-2003
Number of metallic poles to be visited (in thousands)	450	3,079

Number of blockers (in thousands)	130	731

This overall program, launched in 1998, was first audited and reported in the Environmental Report 2001 (published in May 2002) and then in the Environmental Report 2002 (published in May 2003), both of which are available on France Telecom’s website. It is also detailed in depth in the Sustainable Solutions Report 2003, published at the beginning of 2004.

The program will again be included in a specific chapter of the Sustainable Solutions Report 2004 which is expected to be published in March 2005.

1.6.3.2.3 Conformity with environmental regulation

Enforcement of French and European regulations is monitored centrally (domestic and European legislation).

To this extent, an information and analysis guide relating to environmental regulations affecting France Telecom’s activities is made available to each of the operational managers and all environmental policy officers. It is also available through France Telecom’s Intranet. The guide was updated at the end of 2004.

1.6.3.2.4 Environmental Management System (EMS)

To ensure proper environmental management and the development of the aforementioned action plans, an environmental management system, in conformity with international standards such as ISO 14000, was implemented. This improvement program was implemented within several operational units, some of which have already obtained certification (France Telecom Marine in 2000 and the Champagne Ardenne Regional Management in 2003) and was extended during 2003 and 2004 to other units which are currently awaiting certification.

The general expansion of the implementation of the EMS, which was approved by the Executive Committee of France Telecom in July 2004, is planned in France during 2004 and 2005, across the entire scope of each Regional Office of France Telecom S.A. and to the other entities in the Group from the end of 2005.

1.6.4 INFLATION

France Telecom’s revenues were not materially affected in recent years by inflation.

1.6.5 GLOSSARY

ARPU – Orange: annual average revenue per user (ARPU) is calculated by dividing network revenues (outgoing traffic, incoming traffic, connection fees, visitor roaming and value added services) for the previous 12 months by the weighted average number of customers during the same period. The weighted average number of customers during a period is the average of the monthly average number of customers for the period. The monthly average customer base is calculated as the sum of the number of customers at the opening and closing of the month divided by two. ARPU is expressed on a revenue per customer per year basis. Orange France does not currently receive revenues from other French wireless network operators for voice calls from their networks that terminate on Orange France’s mainland network (“Bill & Keep” principle) as in some other markets, in particular the United Kingdom. As a consequence, ARPUs for France and the U.K. are not directly comparable.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

ARPU – Wanadoo: annual average revenue per user (ARPU) is calculated by dividing connection revenues (subscription revenues and revenues paid by telecommunications operators for non-contractual offers) for the previous 12 months by the average number of customers during the same period, divided by 12. The average number of customers during a period is the average of the monthly number of customers for the period. The monthly average customer base is calculated as the sum of the number of customers at the opening and closing of the month divided by two.

AUPU – Orange: average usage per user (AUPU), calculated by dividing the total minutes used over the preceding 12 months (outbound calls, inbound calls and roaming) by the weighted average number of Orange subscribers for the same period. AUPU is expressed in minutes on a monthly basis per customer.

Average number of employees (full-time equivalent): Average number of employees working during the period, expressed on a pro-rata basis to their length of employment, including employees with permanent contracts and those with fixed-term contracts.

CAPEX: investments in tangible and intangible assets, excluding GSM and UMTS licenses and investments financed through capital leases (see Note 4 of the Notes to the Consolidated Financial Statements).

Churn Rate: enables to measure the number of customers leaving the Group’s network. Churn rate is calculated by dividing the total number of customers who disconnect or are treated as having disconnected from its network, voluntarily or involuntarily (excluding money-back returns and fraudulent connections) for the previous 12 months by the weighted average number of its customers over the same period.

External Charges: external charges include:

-	Commercial expenses: external expenditure relating to purchases of handsets, distribution commissions and advertising expenses (see Note 5 of the Notes to the Consolidated Financial Statements);

-	Other external charges: external expenditure including purchases and payments to operators, overheads, operational and technical maintenance outsourcing fees, costs relating to property and information systems, and purchases of equipment (see Note 5 of the Notes to the Consolidated Financial Statements).

Figures on a comparable basis: figures at a constant exchange rate are presented for the preceding period on a comparable basis. The presentation consists in retaining the results for the current period and restating the results for the corresponding period of the previous year, in order to reflect the same scope of consolidation over comparable periods while eliminating effects of exchange rates. The effect of exchange rate fluctuations is neutralized by applying to the previous period the average exchange rates used for the income statement for the current period.

Free cash flow: net cash provided by operating activities, less net cash used in investing activities. Short-term marketable securities (SICAV de trésorerie) are considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow, these short-term marketable securities are nevertheless considered as cash and included in this amount.

Free cash flow excluding asset disposals: net cash provided by operating activities, less net cash used in investing activities, excluding proceeds from sales of investment securities. Short-term marketable securities (SICAV de trésorerie) are considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow excluding asset disposals, these short-term marketable securities are nevertheless considered as cash and included in this amount.

Labor costs: Labor costs included in the determination of operating income before depreciation and amortization are net of capitalized labor costs but include payroll taxes and other charges. (see Note 5 of the Notes to the Consolidated Financial Statements).

Net financial debt: Gross borrowings net of cash, cash equivalents and marketable securities.

Non-Voice Services: revenues from non-voice services amounting to all the wireless services revenues excluding those generated by voice services. For example, they include revenues generated by text messaging (SMS) and multimedia messaging (MMS), data transmission (WAP, GPRS and 3G), in addition to charges billed to the customer for data content (ringtones downloading, sporting scores etc.), telemetry, wireless portals and their content.

Number of employees (at December 31): The number of employees working on the last day of the period, including employees with permanent contracts and those with fixed-term contracts.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Operating income before depreciation and amortization: Operating income before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan, or operating income before depreciation and amortization.

Operating income before depreciation and amortization less CAPEX: Operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan less investments in tangible and intangible assets, excluding GSM and UMTS licenses, and investments financed through capital leases.

OPEX: Operating expenses before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan (see Note 5 of the Notes to the Consolidated Financial Statements).

OPEX excluding labor costs: Operating expenses before depreciation and amortization excluding labor costs and comprised of external charges and other charges.

Orange network revenues: Orange network revenues include revenues (voice, data and text messaging) resulting from the use of the wireless network and include traffic from Orange subscribers and traffic generated by visitors. They represent the most relevant recurring revenue of the wireless activity and are directly correlative to performance indicators.

Orange subscriber acquisition cost: The sum of the expenses for the acquisition of handsets sold recorded in “cost of services and products sold”, and commissions paid to distributors, recorded in “selling, general and administrative expenses” from which are deducted revenues received from the sale of handsets, per new customer.

Orange subscriber retention cost: The sum of the expenses for the acquisition of handsets sold recorded in “cost of services and products sold”, and commissions paid to distributors, recorded in “selling, general and administrative expenses” from which are deducted revenues received from the sale of handsets, per customer who renews his or her contract with Orange.

Other external charges: see External Charges.

Personnel expenditures: Personnel expenditures include capitalized labor costs and exclude payroll taxes (see Note 5 of the Notes to the Consolidated Financial Statements).

Commercial expenses: see External Charges.

Statutory figures: statutory figures are shown before elimination of inter-segment transactions.

TDIRA: Perpetual bonds redeemable for France Telecom shares.

2. Consolidated Financial Documents of France Telecom

2.1 REPORT OF THE STATUTORY AUDITORS ON THE CONSOLIDATED FINANCIAL STATEMENTS (YEAR ENDED DECEMBER 31, 2004)

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified of not, and this is presented below the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors’ assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. The report also includes information relating to the specific verification of information in the group management report.

This report, together with the statutory auditors’ report addressing financial and accounting information in the Presidents’ report on internal control, should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

In our capacity as statutory auditors, appointed by ministerial order, we have audited the accompanying consolidated financial statements of France Telecom for the year ended December 31, 2004.

The consolidated financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as of December 31, 2004 and the results of the Group’s operations included in the consolidation for the year then ended in accordance with French accounting principles.

Without qualifying the above opinion, we draw your attention to the following points presented in the notes to the financial statements with respect to:

-	The change in accounting method described in Note 2.1 regarding the accounting for and measurement of pension obligations and similar benefits, the consolidation of certain entities, and the accounting treatment for reductions of price or free products or services granted by companies to their customers, required respectively by the provisions of CNC Recommendation 2003-R01 of April 1, 2003, the provisions of CRC Regulation 04-03 of May 4, 2004, and the provisions of Opinion No. 2004-E of October 13, 2004 issued by the Urgent Issues Taskforce,

-	The European Commission decision with respect to business license tax as described in Note 29, which specifies that the request formulated by the European Commission qualifies as a contingent liability as defined by Article 212-4 of French Chart of Accounts.

II. Observations and explanation of our assessments

In accordance with the requirements of the Article L.225-235 2nd paragraph of the French Commercial Code (Code de Commerce) relating to the explanation of our assessments, we draw the following information to your attention:

As stipulated in Note 2.5 to the consolidated financial statements, the management of France Telecom makes assumptions and uses accounting estimates that may affect the amounts recorded in the financial statements as well as the accompanying notes. This note also specifies that the actual results may differ from these estimates, due to different

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

assumptions and situations. In the context of our audit of the December 31, 2004 consolidated financial statements, we considered that among the accounts which are subject to significant accounting estimates for which our assessments may be explained are those relating to goodwill, intangible and tangible assets, deferred tax assets and provisions for risks.

According to the French auditing standard applicable to accounting estimates, we have notably:

-	with respect to the assets referred to above, assessed the data and the assumptions on which the estimates are based, particularly cash flow projections prepared by the company’s operational management, reviewed the calculations made by the company and the sensitivity of the main values in use, compared accounting estimates made for prior periods with actual results, and considered management approval procedures for these estimates.

-	with respect to the provisions for risks, assessed the basis upon which such provisions have been set up, reviewed the disclosures relating to these risks in the notes to the consolidated financial statements, and considered management approval procedures for these estimates.

These assessments were made in the context of our audit of the consolidated financial statements as at December 31, 2004, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

III. Other procedures required by French law

We have also reviewed the information contained in the Directors’ report, in accordance with French professional standards.

We have nothing to report with respect to the fairness of this information and its consistency with the consolidated financial statements.

Neuilly-sur-Seine and Paris-La Défense, February 10, 2005

The Statutory Auditors

DELOITTE & ASSOCIES		ERNST & YOUNG AUDIT

French original signed by		French original signed by

Etienne Jacquemin	Jean-Paul Picard	Christian Chiarasini

2.2 CONSOLIDATED FINANCIAL STATEMENTS

2.2.1	CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in millions, except per share data)		Year ended December 31,
	Note	2004	2003	2002
Sales of services and products	4	47,157	46,121	46,630
Cost of services and products sold (excluding items shown separately below)	5	(17,138)	(17,223)	(18,558)
Selling, general and administrative expenses	5	(11,194)	(11,117)	(12,579)
Research and development expenses	5	(564)	(478)	(576)

Operating income before depreciation and amortization of actuarial adjustments in the early retirement plan		18,261	17,303	14,917

Depreciation and amortization, excluding goodwill	9-10	(7,437)	(7,538)	(7,910)
Amortization of actuarial adjustments in the early retirement plan	22		(211)	(199)

Operating income		10,824	9,554	6,808

Interest expenses, net (excluding perpetual bonds redeemable for shares – TDIRA)	16	(3,089)	(3,688)	(4,041)
Interest expense on TDIRA	26	(308)	(277)	–
Foreign exchange gain/(loss), net		180	(25)	136
Discounting of early retirement plan	22	(148)	(199)	(216)

Current income from integrated companies		7,459	5,365	2,687

Other non-operating income/(expense), net	6	113	(1,119)	(12,849)
Income taxes	7	(1,998)	2,591	(2,499)
Employee profit-sharing		(269)	(127)	(148)

Net income/(loss) from integrated companies		5,305	6,710	(12,809)

Equity in net income/(loss) of affiliates	11	4	(168)	(367)
Goodwill amortization	8-11	(1,788)	(1,677)	(2,352)
Exceptional goodwill amortization	8-11	(519)	(1,137)	(5,378)

Net income/(loss) of the consolidated group		3,002	3,728	(20,906)

Minority interests	24	(218)	(522)	170

Net income/(loss)		2,784	3,206	(20,736)

Earnings per share (in euros)
Earnings per share
- basic
published		1.14	1.64	(19.11)

- diluted
published		1.12	1.60	(19.11)

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

2.2.2 CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2004, 2003 AND 2002

(Amounts in million of euros)		At December 31,
	Note	2004	2003	2002
ASSETS

Goodwill, net	8	25,806	25,838	27,675
Other intangible assets, net	9	15,904	16,554	18,411
Property, plant and equipment, net	10	29,034	30,635	36,268
Investments accounted for under the equity method	11	174	205	2,564
Non-consolidated investments, net	12	760	1,045	1,418
Other long-term assets, net	2	1,635	3,171	2,501
Deferred income taxes, net	7	7,118	7,927	3,903

Total long-term assets		80,431	85,375	92,740

Inventories, net		579	516	696
Trade accounts receivable, less provisions	13	6,599	3,819	5,474
Deferred income taxes, net	7	1,431	1,429	416
Prepaid expenses and other current assets	14	3,833	3,470	4,397
Marketable securities	19	249	1,874	45
Cash and cash equivalents	19	3,203	3,350	2,819

Total current assets		15,894	14,458	13,847
TOTAL ASSETS		96,325	99,833	106,587
LIABILITIES AND SHAREHOLDERS’ EQUITY

Share capital		9,869	9,609	4,761
Additional paid-in capital		12,675	15,333	24,750
Retained earnings/(losses carried forward)		(3,137)	(9,239)	(5,434)
Net income/(loss) for the period		2,784	3,206	(20,736)
Foreign currency translation adjustment		(6,510)	(6,883)	(3,315)
Treasury shares				(9,977)

Shareholders' equity	25	15,681	12,026	(9,951)

Minority interests	24	4,052	5,966	9,780

Non-refundable funds and equivalents	26	5,149	5,279

Bonds	16	32,092	36,356	42,489
Other long- and medium-term debt, less current portion	16	3,934	2,408	4,409
Other long-term liabilities	22	4,458	5,986	14,978

Total long-term liabilities		40,484	44,750	61,876

Current portion of long- and medium-term debt	16	7,478	9,057	13,495
Bank overdrafts and other short-term borrowings	16	3,886	1,570	10,490
Trade accounts payable		7,786	7,368	8,503
Accrued expenses and other payables	22	7,142	9,040	7,395
Other current liabilities	22	790	1,378	1,712
Deferred income taxes, net	7	285	234	87
Deferred income	15	3,592	3,165	3,200

Total current liabilities		30,959	31,812	44,882

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		96,325	99,833	106,587

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

2.2.3    CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in millions of euros, except per share data)

	Number of shares issued	Share capital	Additional paid-in capital	Retained earnings	Foreign cur. translation adjustment	Treasury shares	Total
Balance at January 1, 2002	1,153,831,943	4,615	24,228	(3,598)	844	(5,002)	21,087

Net loss for the year 2002				(20,736)			(20,736)
Movements in capital	36,326,781	146	522				668
Movements in holdings of treasury shares						(4,975)	(4,975)
Distribution				(1,056)			(1,056)
Translation adjustment					(4,152)		(4,152)
Other movements				(780)	(7)		(787)

Balance at December 31, 2002	1,190,158,724	4,761	24,750	(26,170)	(3,315)	(9,977)	(9,951)

Net income for the year 2003				3,206			3,206
Capital increase (FT Ambition Plan)	1,037,205,725	4,149	10,691				14,840
Employee share issue	7,350,628	29	58				87
Capital reduction through cancellation of treasury shares	(3,000,000)	(12)	(300)			312	–
Capital increase further to public tender offer for Orange shares	170,600,523	682	2,910				3,592
FT treasury shares transferred to Orange shareholders as payment for Orange shares						9,665	9,665
Impact of the loss on the exchange of shares on the Orange public tender offer				(7,638)			(7,638)
Tax impact on the loss on the exchange of shares on the Orange public tender offer				1,963			1,963
Capital increase on bond conversions	1,228	–	–				–
Allocation of France Telecom SA's statutory earnings			(22,776)	22,776			–
Translation adjustment					(3,614)		(3,614)
Other movements				(170)	46		(124)

Balance at December 31, 2003	2,402,316,828	9,609	(15,333)	(6,033)	(6,883)	–	12,026

Net income for the year 2004				2,784			2,784
Allocation of France Telecom SA's statutory earnings			(3,116)	3,116			–
Capital increase further to public exchange offer for Wanadoo shares	64,796,795	259	1,085				1,344
Costs relating to the Wanadoo capital increase			(12)				(12)
Capital increase further to the exercise of Wanadoo stock options	218,658	1	2				3
Translation adjustment					610		610
Distribution			(617)				(617)
Effect of changes in accounting methods for the early retirement plan, net of income taxes				(325)			(325)
Effect of consolidating Tele Invest and Tele Invest II				203	(269)		(66)
Effect of changes in accounting methods for certain customer retention programs for mobile telephones				(195)			(195)
Capital increase on bond conversions	1,145	–	–				–
Other movements				97	32		129

Balance at December 31, 2004	2,467,333,426	9,869	12,675	(353)	(6,510)	–	15,681

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

2.2.4 CONSOLIDATED STATEMENT OF CASH FLOWS—YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in millions of euros)			Year ended December 31,
	Note		2004	2003	2002
OPERATING ACTIVITIES
Net income/(loss)			2,784	3,206	(20,736)

Adjustments to reconcile net income/(loss) to funds generated from operations
Depreciation of property, plant and equipment, intangible assets and goodwill	8 à 11		9,744	10,352	15,639
Provision for impairment of Equant tangible and intangible assets	6-9-10		483	–	–
Net loss/(gain) on sales of real estate			–	(31)	–
Net loss/(gain) on sales of tangible and intangible assets			(49)	(46)	(37)
Net loss/(gain) on sales of other assets	6		(695)	(309)	(960)
Change in other provisions	6		(1,503)	(399)	13,119
Undistributed earnings of affiliates			(3)	169	369
Deferred income taxes	7		1,129	(2,941)	1,586
Interest expense on TDIRA	26		295	253	–
Minority interests	24		218	522	(170)
Unrealized exchange rate gains (1)			(235)	(710)	–
Other non-monetary items			–	14	(232)

Change in working capital (trade)
Decrease/(increase) in inventories (net)			(65)	131	193
Decrease/(increase) in trade accounts receivable			561	1,470	1,219
Increase/(decrease) in trade accounts payable			240	(323)	(420)

Change in working capital (non-trade)
Net impact of sales of commercial receivables	2		–	(222)	797
Net impact of sales of future receivables			–	–	(82)
Net impact of sales of carry back receivables			–	–	1,111
Decrease/(increase) in other receivables			(400)	300	542
Increase/(decrease) in accrued expenses and other payables			314	(114)	(99)
Net cash provided by operating activities	(a	)	12,818	11,322	11,839

INVESTING ACTIVITIES
Purchases of property, plant and equipment and intangible assets, net of changes in fixed asset vendors (3)	9-10		(5,215)	(5,102)	(7,943)
Proceeds from sale of real estate	10		–	419	2,550
Proceeds from sale of property, plant & equipment and intangible assets			199	178	366
Purchase of Wanadoo shares (cash portion of exchange offer and tender offer followed by compulsory purchase procedure)	3		(2,373)	–	–
Payment of Equant CVRs	22		(2,015)	–	–
Purchase of Orange shares (pursuant to tender offer followed by compulsory purchase procedure)	3		(469)	(161)	–
Purchase of treasury shares	3-25		–	–	(5,022)
Purchase of Orange SA shares: exercise of E. On put option	3		–	–	(950)
Exercise of the call option on NTL preferred shares			–	–	(1,092)
Change in net cash following the full consolidation of TP Group			–	–	144

Cash paid for investment securities and acquired business, net of cash acquired			(23)	(41)	(184)
Investments in affiliates	11		(14)	(35)	(146)
Proceeds on the sale of PagesJaunes shares	3		1,443	–	–
Proceeds on the sale of Orange Denmark shares	3		610	–	–
Proceeds on the sale of STM shares	3		472	–	–
Net impact of the sale of Wind shares	3		–	1,537	–
Net impact of the sale of Casema shares	3		–	498	–
Sale of Eutelsat and investment in BlueBirds	3		–	373	–
Proceeds on the sale of Sprint PCS shares	12		–	286	–
Sale of TDF sub-group and investment in Tower Participations	3		–	–	1,290
Proceeds from sales of investment securities and businesses, net of cash transferred	3-11-12		191	352	146
Decrease/(increase) in marketable securities and other long-term assets	19		1,630	(2,041)	(673)
Net cash used in investing activities	(b	)	(5,564)	(3,737)	(11,514)

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

(Amounts in millions of euros)			Year ended December 31,
	Note		2004	2003	2002
Financing activities
Issuance of long-term debt	16		7,987	7,398	4,394
Repayment of long-term debt	16		(13,009)	(18,100)	(3,380)
Repayment of Tele Invest debt	2-3-16		(1,902)	–	–
Increase/(decrease) in bank overdrafts and short-term borrowings	16		599	(9,079)	(1,077)
Decrease/(increase) in cash collateral (2)	16		(219)	(551)	–
Non refundable funds and equivalents (TDIRA)	26		(130)	(794)	–
UMTS vendor financing			–	(531)	271
Capital increase	25		–	14,894	–
Minority shareholders' contributions			105	14	70
Dividends paid to minority shareholders	25		(144)	(119)	(77)
Dividends paid	25		(710)	–	(395)

Net cash used in financing activities	(c	)	(7,423)	(6,868)	(194)

Increase/(decrease) in cash and cash equivalents	(d)=(a)+(b)+(c	)	(169)	717	131

Effect of changes in interest rates on cash and cash equivalents			22	(186)	(255)
Cash and cash equivalents at beginning of period			3,350	2,819	2,943

Cash and cash equivalents at end of period			3,203	3,350	2,819
(1) Changes were previously recorded under "Decrease/(increase) in other receivables" for €(434) million for the year ended December 31, 2002.

(2)  Changes were previously recorded under "Decrease/(increase) in other receivables/Increase (decrease) in accrued expenses and other payables" for €(587) million for the year ended December 31, 2002.

Supplementary disclosures
(3)Increase/(decrease) in fixed asset vendors			(80)	(16)	(368)

Cash paid during the period for:
. Interest			(3,251)	(3,739)	(3,681)
. Income taxes			(769)	(325)	(959)
. Interest on perpetual bonds redeemable for shares (TDIRA)			(14)	(24)	–

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

2.2.5 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

These financial statements were presented to the Board of Directors on February 9, 2005.

NOTE 1 - DESCRIPTION OF BUSINESS

The France Telecom Group (“France Telecom”), including in particular its main subsidiaries Orange, TP Group (the Polish telecommunications operator TP SA and its subsidiaries), Equant and PagesJaunes, is one of the leading telecommunications operators in Europe and the principal telecommunications operator in France. France Telecom provides consumers, businesses and other telecommunications operators with a wide range of services including fixed line and mobile telecommunications, data transmission, Internet and multimedia, and other value added services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of France Telecom are prepared in accordance with French generally accepted accounting principles according to Standard 99-02 of the French Accounting Standards Committee (“Comité de la Réglementation Comptable” -CRC).

2.1 First-time application of new accounting standards and regulations

Scope of consolidation

CRC Standard 04-03 of May 4, 2004

The Financial Security Law (“Loi de Sécurité Financière”) of August 1, 2003 includes an accounting provision that eliminates the requirement of owning shares in a controlled company in order for the company to be consolidated. This accounting provision amended the provisions of CRC Standard 04-03 applicable from January 1, 2004, and led France Telecom to fully consolidate at January 1, 2004 Tele Invest and Tele Invest II, companies belonging to the Kulczyk Holding consortium which acquired TPSA shares, and vehicles used in the context of receivables securitization programs.

The first-time application of this Standard to Tele Invest and Tele Invest II led to a €519 million reduction in minority interests (see Note 24), corresponding to the 13.57% interest these companies held in TPSA, a €699 million increase in goodwill net of amortization (see Note 8), a €66 million decrease in consolidated shareholders’ equity including translation adjustments (see Note 11), and a €2,155 million increase in gross borrowings for the Group (see Note 16). The impact of this consolidation in 2004 was a charge of €43 million in respect of the amortization of goodwill, €99 million in financial charges and no charges to the provision for risk recognized in a prior accounting period (€870 million at December 31, 2003), which was written back to shareholders’ equity at January 1, 2004. This consolidation did not impact the interim balances in the cash flow statement.

At January 1, 2004, the first-time application of this Standard to the Group’s securitization programs led to: (i) an increase of €3,143 million in “Trade accounts receivable, less provisions” due to the inclusion of receivables sold under this heading; a decrease of €1,718 million in “Other long-term assets, net” corresponding to net residual interest, and an increase of €41 million in marketable securities, and (ii) under liabilities, an increase of €1,462 million in “Other short-term borrowings” and an increase of €4 million in shareholders’ equity. The Group has also recorded €50 million in financial charges and a simultaneous decrease in the costs of receivables sales (see Note 6). The consolidation of the Group’s securitization vehicles at January 1, 2004 was confirmed by Opinion 2004-D of October 13, 2004 issued by the Urgent Issues Taskforce (Comité d’Urgence”), regarding the consolidation of Fonds communs de créances (mutual funds) and foreign entities.

At December 31, 2004, the net amount of receivables sold was €2,870 million, compared with €3,143 million at December 31, 2003, and net residual interest amounted to €1,455 million, compared with €1,718 million at December 31, 2003.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

Personnel

Recommendation 03-R.01 of April 1, 2003 of the French National Accounting Board (“Conseil National de la Comptabilité”—CNC) relating to the rules for accounting for and the measurement of pension obligations and similar benefits and CNC statement of July 22, 2004 specifying terms and conditions for first-time application

This Recommendation establishes rules relating to the accounting treatment and measurement of pension obligations and is applicable from January 1, 2004. Its scope covers post-employment benefits, other long-term benefits, compensation indemnities for employment terminations and the related social security charges and tax contributions. At January 1, 2004, France Telecom’s accounting and measurement of pension obligations and similar benefits were in compliance with this Recommendation.

The application of these rules has led to a €325 million reduction in shareholders’ equity net of the tax effect, including €302 million relating to early retirement programs for civil servants classified under “Employment termination benefits”, and €23 million relating to early retirement programs for contractual employees also included under this heading. In previous periods, these benefits were classified as pension obligations. The CNC’s statement issued in the second half of 2004 also led the Group to book additional actuarial adjustments as a deduction from shareholders’ equity in an amount of €18 million.

Comité d’Urgence Opinion 2004-F of October 13, 2004, relating to the accounting treatment of individual rights to training (“Droit individuel à la formation” - DIF).

This Opinion considers expenditure incurred in respect of employees’ individual rights to training as consideration for employees’ future, and not past, services, and therefore as a short-term obligation under the CRC Standard on liabilities.

As a result, where an agreement has been reached between the Company and the employee on a forthcoming training schedule, any expenditure incurred in this respect is recorded as a current expense, and no provision is recognized, although the credit of training hours available will be disclosed in the notes to the financial statements, together with the number of training hours still to be claimed.

In certain limited cases, such as a claim for individual training leave (“CIF”), resignation or dismissal, where these expenses cannot be treated as consideration for future services, a provision is recognized in the related period as soon as the obligation towards the employee becomes more probable than not in accordance with the CRC Standard on liabilities.

In accordance with these provisions, Note 28 to the financial statements discloses training rights still to be claimed by employees.

Volume-based or time-based incentives and loyalty programs

Comité d’Urgence Opinion 2004-E of October 13, 2004 relating to the accounting treatment of volume-based or time-based sales incentives (rebates, free or discounted goods and services) granted by companies to their customers

This Opinion, effective immediately, sets out the rules for accounting for volume-based or time-based incentives (rebates, free or discounted goods and services) granted by companies to their customers. The scope of this opinion includes sales incentives based either on time or volume which grant benefits to be redeemed in the future by the customer. The nature of the award can either be a reduction of price or a free product or service. In light of this recent interpretation, all existing programs within France Telecom under which benefits or reductions are granted to customers have been reviewed. As a result, loyalty programs with a contract renewal obligation which compels customers to commit for a further term are now treated in a similar way to loyalty programs without contract renewal obligations, for which an accrual was recognized against revenues. The impact net of the tax effect on shareholders’ equity at January 1, 2004 was €(195) million. In the 2004 statement of income, the impact is €(73) million on operating income and €(48) million on net income for the year.

Assets

Standards applicable from January 1, 2004

CRC Standard 03-05 of November 20, 2003 relating to the accounting treatment of website development costs

This Standard sets out the accounting treatment of website design and development costs detailing the rules and conditions applicable for capitalization of such costs. CRC Standard 03-05 is applicable to financial years commenced since January 1, 2004. However, as France Telecom already applies similar terms and conditions to those set out in the Standard, its application should not have a material impact on net income or shareholders’ equity.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

CNC Recommendation 03-R-02 of October 21, 2003 relating to environmental issues

This Recommendation sets out the provisions of the European Commission Recommendation of May 30, 2001 relating to the “recognition, measurement and disclosure of environmental issues in the annual accounts and annual reports of companies”. The CNC Recommendation is applicable to accounting periods commenced since January 1, 2004. It does not amend the rules applicable to the accounting treatment of environment-related liabilities, but aims at achieving greater harmonization of the type of environmental disclosures made by different companies.

Standards applicable from January 1, 2005

The afore-mentioned CRC Standards, set for first-time application on January 1, 2005, were drawn up with the aim of harmonizing French accounting standards with International Financial Reporting Standards (IFRS). As the France Telecom Group will publish its consolidated financial statements under IFRS from January 1, 2005, the Group did not choose an early application of these standards.

CRC Standard 2004-06 of November 23, 2004 relating to the definition, accounting treatment and measurement of assets.

This Standard endorses the provisions of CNC Opinion 2004-15 of June 23, 2004 relating to the definition, accounting treatment and measurement of assets. This Opinion was drawn up with a view to bringing French accounting standards into line with IFRS (IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets, IAS 2 Inventories and IAS 23 Borrowing Costs).

CRC Standard 02-10 of December 12, 2002 on depreciation, amortization and impairment of assets

This Standard redefines the notions of depreciation, amortization and impairment and indicates the circumstances when an impairment test should be performed on property, plant and equipment and intangible assets.

Tax

Comité d’Urgence Opinion no. 2005-A on the accounting treatment of the exceptional 2.5% tax on long-term capital gain special reserves (article 37 of the amended French Finance law no. 2004-1485 of December 30, 2004).

The Comité d’Urgence issued an Opinion on accounting for the exceptional 2.5% tax on long-term capital gain special reserves. France Telecom recognized a provision in accordance with this Opinion for an amount of €2 million (see Note 7).

2.2 Presentation of the financial statements and earnings per share data

The consolidated financial statements are prepared in euros.

■	Operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan are broken down by function as follows:

-	the cost of services and products sold represents the cost of services and products sold during the accounting period;

-	selling, general and administrative expenses reflect, respectively, the expenses resulting from the actions undertaken by the Company to sell its products and services, and the expenses incurred related to support functions (management, accounting, human resources, purchasing, strategy, etc.);

-	research costs include original work organized and conducted to gain understanding and new scientific or technical knowledge. Development costs include the implementation, prior to the commencement of commercial production or internal use, of plans and designs for the production of materials, appliances, products, processes, systems or new or highly improved services, based on research findings or knowledge acquired.

■	Operating income before depreciation and amortization (“REAA”) represents the difference between revenues and operating expenses before depreciation and amortization and amortization of actuarial adjustments in the early retirement plan. Operating income corresponds to REAA after depreciation, amortization and provisions, and amortization of actuarial adjustments in the early retirement plan.

■	The costs resulting from the discounting of the Group’s commitments under the French early retirement plan and from the French legal employee profit-sharing plan are presented as two separate line items in the consolidated statement of income after operating income.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

■	“Other non-operating income/(expense), net” relates mainly to gains and losses on the disposal of consolidated subsidiaries and investment securities including the dilution impacts and the change in provisions set aside in respect of investment and marketable securities, dividends received, and movements in restructuring provisions. This heading also includes items which are considered material in relation to the scope of ordinary activity (real estate, commercial receivables, etc).

■	The goodwill amortization charge concerns the goodwill relating to fully and proportionally consolidated companies as well as investments accounted for under the equity method.

■	Assets and liabilities are classified on the balance sheet based on liquidity or maturity dates with short-term balances (due within one year) presented separately from long-term balances.

■	In the statement of cash flows, changes in bank overdrafts and in marketable securities with maturities in excess of three months at the time of purchase are not included as part of operating activities. Changes in these items are presented under financing and investing activities.

France Telecom discloses both basic earnings per share and diluted earnings per share. The number of shares used for the calculation of diluted earnings per share takes into account the conversion into ordinary shares of existing potentially dilutive instruments at the year-end, including any stock options subject to the liquidity contract that France Telecom has established for Orange option holders, and the Wanadoo options (see Note 25.4). Diluted earnings per share are calculated based on consolidated net income adjusted for the financial impact of dilutive instruments and their effect on employee profit-sharing, net of the related tax effect. When the earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares recorded as a reduction in consolidated shareholders’ equity are not included in the calculation of earnings per share.

2.3 Consolidation principles

The main consolidation principles are as follows:

■	subsidiaries which France Telecom controls, either directly or indirectly, are fully consolidated;

■	investments in which France Telecom and a limited number of other shareholders exercise joint control are accounted for using the proportionate consolidation method;

■	investments over which France Telecom exercises significant influence but does not control (generally a 20% to 50% interest), are accounted for under the equity method;

■	material inter-company balances and transactions are eliminated in consolidation.

Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries whose functional currency is not the euro—except those subsidiaries operating in hyperinflationary economies—are translated into euros as follows:

■	assets and liabilities are translated at the year-end rate;

■	items in the statement of income are translated at the average rate for the year;

■	the translation adjustment resulting from the use of these different rates is included as a separate component of shareholders’ equity.

The local currency financial statements of foreign subsidiaries operating in countries with high levels of inflation, but whose functional currency is not hyperinflationary, are re-measured into their functional currency, prior to translating into euros, using the following method:

■	monetary balance sheet items are translated at the year-end rate;

■	non-monetary balance sheet items are translated at the historical rate;

■	items in the statement of income are translated at the average rate for the year except for charges to and reversals of depreciation, amortization and provisions, which are translated at the historical rate;

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

■	the translation adjustment resulting from the use of these different rates is recorded in the statement of income as an exchange gain or loss.

The financial statements of subsidiaries re-measured into their functional currency as described above are then translated into euros using the method applied to other foreign subsidiaries of France Telecom which do not operate in countries with high levels of inflation.

The financial statements of foreign subsidiaries operating in countries with high levels of inflation, and whose functional currency is hyper-inflationary, are adjusted for inflation prior to translating into euros, as follows:

■	non-monetary balance sheet, statement of income and cash flow items are adjusted for inflation based on the change in a general price index from the date of acquisition to the balance sheet date;

■	the gain or loss on the subsidiary’s net monetary position during the accounting period (determined on the basis of the change in the price index over the same period) is recognized in the statement of income as an exchange gain or loss;

■	the differences resulting from the application of the index of prices in force at the balance sheet date to monetary and non-monetary items reflected in the opening balance sheet are recorded as a separate component of shareholders’ equity.

The financial statements of foreign subsidiaries previously adjusted for inflation as described above are subsequently translated into euros as follows:

■	assets, liabilities, statement of income and cash flow items are translated at the year-end rate;

■	the translation gains and losses resulting from the use of the year-end exchange rate to translate assets and liabilities presented in the opening balance sheet are recorded as a separate component of shareholders’ equity.

Purchase accounting and goodwill

Upon acquisition of a business, the purchase price of the shares is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The fair value of identifiable intangible assets such as trademarks, licenses and customer relationships is determined using generally accepted methods based on the income, cost or market value.

The excess of the purchase price over the fair value of identifiable assets and liabilities of the business acquired is recorded in the consolidated balance sheet under the heading “Goodwill” for fully and proportionally consolidated entities and is included in the heading “Investments accounted for under the equity method” for entities over which France Telecom exercises significant influence.

Goodwill related to foreign companies is recorded as an asset in the functional currency of the foreign company.

Where there is a partial disposal of shares in fully or proportionally consolidated companies, the cost of the assets sold includes the related portion of goodwill disposed of, which is removed from the balance sheet at the time the partial disposal is recorded, be it through a direct sale in exchange for another asset or through a dilution.

The amortization period for goodwill, usually ranging from 5 to 20 years, is determined by taking into consideration the specific nature of the business acquired and the strategic value of each acquisition.

France Telecom carries out a review of the recoverable value of goodwill at least annually and more frequently when events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant, other than temporary, adverse changes in the business environment, or in assumptions or expectations considered at the time of the acquisition.

France Telecom generally analyses recoverable value based on the grouping of its activities within its principal sub-groups:

■	acquired mobile activities of Orange plc and those held previously by France Telecom;

■	Equant activities;

■	activities of Wanadoo relating to the Internet segment;

■	Wanadoo directory activities;

■	TP Group activities.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

France Telecom considers that this level of analysis reflects:

■	the fact that the entities concerned have similar businesses or markets (technology, trademarks, customers, marketing);

■	the fact that the entities share common resources (IT platforms, R&D, management, financing);

■	the strategic premiums accepted by France Telecom to acquire these activities in order to group them with those held previously within coherent sub-groups in order to benefit from increased growth potential.

For other consolidated companies and equity accounted companies, recoverable value is assessed on an individual basis.

In order to determine whether or not an impairment loss should be recognized, the consolidated carrying value of the activity is compared with its recoverable value. Recoverable value is the higher of realizable value or the value in use.

Realizable value is determined as the best estimate of the selling price of an asset in an arm’s length transaction, adjusted for costs directly attributable to the disposal of the asset. This estimate is determined on the basis of available market information taking into account specific circumstances.

Given the short-term volatility of stock market valuations and the strategic nature of its investments, France Telecom mainly uses the discounted cash flow method when assessing value in use. Discounted cash flows are determined using assumptions regarding economic conditions, regulations, license renewals and operating conditions forecasts used by the Management of France Telecom, as follows:

■	the cash flows used are based on business plans resulting from the planning process, over an appropriate timeframe of between 5 and 10 years;

■	beyond this timeframe, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity;

■	cash flows are discounted using rates appropriate to the nature of the activities concerned.

Where a disposal has been decided, the recoverable value is determined based on the realizable value.

2.4 Other accounting methods

Transactions in foreign currencies

Foreign currency denominated monetary balances, except for those hedged by currency swap contracts, are translated at the year-end rate.

Unrealized gains and losses on foreign currency denominated monetary balances are recognized in the statement of income for the period, except for those hedged by currency swap contracts and those arising on liabilities effectively hedged by assets in the same currency.

Revenue recognition

France Telecom’s principal sources of revenue are recognized as follows:

■	revenues from telephone subscriptions or Internet access are recognized on a straight-line basis over the invoicing period;

■	revenues from incoming and outgoing traffic are recognized when the service is rendered;

■	revenues from sales of telecommunications equipment—net of discounts and similar commissions granted to distributors—and connection charges are recognized upon delivery to the customer or activation of the line, as appropriate;

■	revenues from Internet advertising are recognized over the period that services are provided. Since 2003, the same applies to revenues from the sale of advertisements in electronic directories. Revenues from advertisements in printed directories are recognized when directories are published;

■	revenues from the sale of transmission capacity in terrestrial and submarine cables (indefeasible rights of use—IRU) are recorded in the statement of income on a straight-line basis over the duration of the contract;

■	revenues from value added services are presented net of payments to the providers of these services when the service provider is responsible for the contents thereof and for determining the price paid by the subscriber (shared revenue services).

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

Barter transactions on goods or services

Barter transactions performed are recorded only when their value can be determined, and in this case are recorded at the fair value of the goods or services either provided or received, whichever is more readily determinable in the circumstances, irrespective of whether or not the goods bartered are similar. The fair value is determined by reference to non-barter sales, i.e. similar sale transactions of the Company with other third parties in identical conditions, the fair value of which can be measured reliably. If fair value cannot be estimated reliably, the transaction is valued either at the book value of the asset given in the exchange or at a nil value.

Customer acquisition and retention costs

Customer acquisition and retention costs, other than those incurred in connection with the customer loyalty program, are expensed as incurred.

When retention costs form part of a loyalty program, commitments relating to these programs are deducted from revenues as and when the related rights are acquired by the customer. From January 1, 2004, in accordance with CNC Standard 2004-E of October 13, 2004, loyalty programs with a contract renewal obligation which compels customers to commit for a further term are now treated in a similar way to loyalty programs without contract renewal obligations.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred and amounted to €1,077 million for the year ended December 31, 2004 (€1,063 million in 2003).

Research and development

Research and development costs are expensed as incurred.

Website development costs

Website development costs are capitalized when all of the following conditions are met:

■	the website has serious chances of being technically successful;

■	the company intends to complete the website in order to use or sell it;

■	the company has the ability to use or sell the website;

■	the website will generate future economic benefits;

■	the relevant resources (technical, financial and others) are available to the company to complete the development of the website and to use or sell it;

■	the company has the ability to reliably measure the expenditures attributable to the website during its development.

Website development costs are expensed as incurred or capitalized depending on the development stage of the sites:

■	upstream research costs are expensed as incurred;

■	costs related to the development and creation of the design are capitalized if they meet the definition criteria for an asset;

■	costs incurred following completion of the website are expensed except if they allow the website to generate additional future economic benefits and if the attributable costs can be measured reliably.

Trade accounts receivable

France Telecom does not consider itself to be exposed to a concentration of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers). Provisions are recorded on the basis of an evaluation of the risk of non-recovery of receivables. These provisions are based on an individual or statistical risk assessment.

Since January 1, 2004, entities to which commercial receivables are transferred under securitization programs have been consolidated.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

Cash and cash equivalents

Cash and cash equivalents consist of immediately available cash and short-term investments with maturities of generally three months or less at the time of purchase. They are stated at cost, which approximates fair value.

Marketable securities

Marketable securities are valued at cost. When necessary, a provision is recorded on an investment-by-investment basis to adjust this value to the average market value over the month prior to period-end or their probable realizable value for securities not publicly traded.

Inventories

Inventories are stated at the lower of cost or probable net realizable value, taking into account future revenue expected from new subscriptions relating to mobile handset sales. Cost represents either acquisition or production cost and is generally determined using the weighted average cost method.

Other intangible assets

Other intangible assets include trademarks, customer relationships, licenses, submarine cable link access rights and patents.

Trademarks and customer relationships are recorded at cost, which is usually determined at the time of the goodwill allocation using generally accepted methods such as those based on revenues, costs or market value.

Trademarks and customer relationships are not amortized, but are subject to impairment tests (see below – Impairment of long-lived assets).

Licenses to operate mobile networks are recorded at historical cost and amortized on a straight-line basis from the date on which the network concerned is technically ready for the effective marketing of services. The right to operate a third generation mobile network (UMTS) in France is recorded in an amount corresponding to the fixed portion of the royalties due when the license was granted. Pursuant to the Opinion issued by the CNC’s Comité d’Urgence, the variable portion of these royalties (equal to 1% of the eligible sales generated by the third generation network) will be expensed as incurred. Financial charges related to financing mobile telephone licenses, such as UMTS licenses, are expensed as incurred.

Indefeasible Right of Use (IRU) is the right to use cable or transmission capacity (on land and submarine cables) for a specific period of time. IRUs are capitalized if France Telecom benefits from the right to use a specific portion of the underlying asset and if the period of time covered by such right represents the major part of the economic life of the underlying asset. IRUs that do not meet these requirements are accounted for as service agreements.

Property, plant and equipment

Assets transferred from the French State on January 1, 1991 upon the creation of France Telecom as a public sector operator were recorded at net values in the balance sheet jointly approved by the Telecommunications Ministry and the Ministry of Economy and Finance.

Property, plant and equipment acquired since that date are recorded at historical cost of acquisition or at production cost. Cost of networks includes planning and construction costs, as well as expenses incurred for improving the capacity of equipment.

Costs of dismantling and removing assets and restoring sites on which assets are located are included in the cost of the corresponding fixed assets.

Accrued interest on borrowings taken out to finance construction and development of assets is, from January 1, 2000, capitalized as part of the cost of such assets during the construction period.

Repair and maintenance costs are expensed as incurred, except to the extent that they increase productivity or extend the useful life of an asset.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

Depreciation of property, plant and equipment is calculated on the basis of the pattern in which the related asset’s future economic benefits are expected to be consumed. On this basis, the straight-line method is generally used with the following useful lives:

Buildings and leasehold improvements	10 to 30 years
Switching, transmission equipment and other network equipment	5 to 10 years
Cables and public infrastructure	15 to 20 years
Computers and software (excluding network software)	3 to 5 years
Other	3 to 14 years

Investment subsidies

France Telecom may receive non-repayable investment subsidies in the form of capital projects funded directly or indirectly by third parties, primarily local and regional authorities. Subsidies are recorded as a reduction of the cost of the property, plant and equipment financed and, consequently, are recognized in the statement of income according to the pattern in which the related asset’s future economic benefits are expected to be consumed.

Finance leases

Assets financed under leases which transfer the risks and rewards of ownership to France Telecom are recorded under property, plant and equipment with a corresponding entry in the liabilities side of the balance sheet for the related debt. Leases are classified as finance leases if they fulfill any one of the following conditions:

–	the lease transfers ownership of the asset to the lessee by the end of the lease term;

–	the lessee has the option to purchase the asset and the conditions of the option are such that it is reasonably certain at the inception of the lease that the option will be exercised;

–	the lease term represents the major part of the estimated economic life of the leased asset;

–	the present value of the minimum lease payments is close to the fair value of the leased asset.

Where France Telecom transfers the risks and rewards of ownership of an asset to a third party under a lease, the asset concerned is treated in the same way as if it had been sold.

Impairment of long-lived assets

An impairment charge is recorded for property, plant and equipment or intangible assets when, due to events and circumstances arising in the period (obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators, etc.), their recoverable value appears durably lower than their carrying value. Recoverable value is the higher of realizable value or value in use.

Impairment tests are performed on groups of assets by comparing the recoverable value to the carrying value. When an impairment charge appears necessary, the amount recorded is equal to the difference between the carrying value and the recoverable value.

For assets to be held and used, the recoverable value is most often determined on the basis of the value in use, representing the value of future economic benefits expected to flow from their use and disposal. Recoverable value is assessed notably by reference to discounted future cash flows determined using economic assumptions and operating condition forecasts used by the Management of France Telecom or by reference to the replacement cost for used equipment or to the cost of alternative technologies.

For assets to be disposed of, the recoverable value is determined on the basis of the realizable value, which in turn is assessed on the basis of market value.

Investment securities

Investment securities are stated at cost, including any direct acquisition expenses. A provision for impairment is recorded when the value in use, based upon Management’s analysis, appears to be less than the carrying value, on the basis of different criteria such as market value, the outlook for development and profitability, and the level of shareholders’ equity, taking into account the specific nature of each investment.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

Deferred income taxes

Deferred income taxes are recorded on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, as well as those arising from loss carryforwards. A valuation allowance is recorded for deferred tax assets to the extent that the recovery of those assets is not considered probable.

France Telecom uses the liability method under which deferred taxes are measured by applying the tax rates enacted at the balance sheet date, as applicable at the time the temporary difference is expected to reverse. Deferred tax assets and liabilities are discounted when the effect of discounting is material and the timing of reversals can be estimated reliably.

No deferred tax liability or asset is recorded as a result of the elimination of internal gains on disposal of shares of consolidated companies or the elimination of tax deductible provisions for impairment or provisions for risk and charges related to these shares, except if net deferred tax assets were recognized at the same time as tax loss carryforwards of these companies.

Debt issuance costs

Debt issuance costs are capitalized and amortized over the term of the related debt instrument.

Costs of capital increases

In accordance with Opinion 2000-D issued by the CNC’s Comité d’Urgence, the external costs directly related to capital increases are deducted from the additional paid-in capital, net of any tax savings generated. Other costs are expensed as incurred.

Non refundable funds and equivalents

When, based on the terms of the contract or on the economic conditions at the time of issuance, an interest-bearing financial instrument is not redeemable at the option of the lender or if it is redeemable for equity instruments, this instrument is shown under the heading “Non-refundable funds and equivalents.”

The perpetual bonds redeemable for shares (“TDIRA”) issued on March 3, 2003 by France Telecom are included under this heading.

Treasury share transactions

Treasury shares held by France Telecom are recorded at acquisition cost as a reduction in shareholders’ equity, except for those held for share price stabilization transactions or for the purpose of attribution to holders of stock options (including under the liquidity contract), which are recorded as marketable securities. Gains and losses on disposals of treasury shares recorded as a reduction in shareholders’ equity are recorded in consolidated retained earnings net of tax and, where applicable, net of any related discounting provision. In the statutory financial statements of France Telecom SA, provisions recorded for impairment of treasury shares held within investment securities, as well as provisions for risk relating to commitments to repurchase treasury shares, are eliminated in consolidation.

Derivatives

France Telecom manages interest rate and foreign currency risks using derivative financial instruments including interest rate swaps, caps and floors, foreign exchange futures contracts on organized forward markets, forward exchange contracts, currency swaps and currency options. All such instruments are entered into for hedging purposes.

Gains and losses resulting from the use of these instruments are recorded in the consolidated statement of income on a symmetrical basis with the losses and gains on the underlying transaction being hedged:

■	differences between interest receivable and interest payable on swaps, caps and floor designated as hedges, as well as premiums paid for these operations or discounts, are recorded in the consolidated statement of income over the life of the contract as an adjustment to financial charges;

■	initial differences between the negotiated term rate and the fixing rate for the day on forward exchange contracts and currency swaps designated as hedging operations are recorded in income over the life of the contract as an adjustment to financial charges. Subsequent gains and losses generated on these contracts due to exchange rate fluctuations are recorded as exchange rate adjustments resulting from the item hedged;

■	gains and losses arising on contracts designated as hedges of identifiable firm commitments or identifiable future transactions are deferred and taken into account in the valuation of the transaction at maturity.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

Certain transactions in compliance with France Telecom’s hedging policy do not qualify as hedge transactions for accounting purposes. Such transactions are evaluated as follows:

■	for operations on organized markets, margin calls are recorded directly in the statement of income;

■	net unrealized losses on over-the-counter instruments are fully provided for;

■	unrealized gains on over-the-counter instruments are recorded only upon unwinding of the position.

Provisions for risks and charges

Provisions are recorded when, at the year-end, France Telecom has an obligation with respect to a third party for which it is probable or certain that there will be an outflow of resources, without at least an equivalent return expected from that third party.

This obligation may be legal, regulatory or contractual in nature. It may also result from the practices of France Telecom or from public commitments having created a legitimate expectation on the part of such third parties that France Telecom will assume certain responsibilities.

The estimate of the amount of the provision corresponds to the expenditure that France Telecom will probably have to bear to settle its obligation. If no reliable estimate of the amount can be made, no provision is recorded; a disclosure is therefore provided in the notes to the financial statements.

Contingent liabilities, representing obligations which are neither probable nor certain at the year-end, or probable obligations for which a cash outflow is not probable, are not recorded. Information about such contingent liabilities is presented in the notes to the financial statements.

In accordance with the transitional provisions established by CRC Standard 00-06 on liabilities, CRC Standard 02-10 and CRC Standard 03-07, applicable up to January 1, 2005, provisions for major repairs can be divided into two categories:

-	expenditure intended to fully or partly replace existing fixed assets;

-	expenditure scheduled for multi-annual major repair or overhaul plans, in accordance with the applicable laws or regulations or with the Company’s standard procedures, with the sole aim of verifying the proper working order of assets and providing maintenance services without extending the useful life of the assets beyond that originally assessed.

As regards the first category of expenditure, France Telecom capitalizes the cost of replacing existing assets. France Telecom is not exposed to the second category of expenditure in a material amount.

Securitization of future receivables

Sales of future receivables are recorded as a liability in the balance sheet.

Pension obligations and similar benefits

■	Post-employment benefits

-	Pension plan for French civil servants

Civil servants employed by France Telecom are eligible to receive retirement benefits from the pension plan for civil servants and military personnel, which is administered by the French State.

The “France Telecom Law” – or “FT” law (French law no. 96-660 of July 26, 1996) states that France Telecom’s obligation is limited to a defined annual contribution. As a result, France Telecom has no additional liability either for shortfalls that might arise in the pension plan for its civil servant employees, or for pension or other plans of other civil servants.

-	Retirement indemnities and related obligations

In certain countries, legislation requires that lump sum retirement indemnities be paid to employees at certain periods or at retirement based upon their years of service. The actuarial cost of this obligation is charged annually to income over the employees’ service lives. The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income over the average remaining service lives of employees.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

-	Other retirement plans

Where defined benefit plans exist, the actuarial cost of the related obligation is charged annually to income over the employees’ service lives. The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income over the average remaining service lives of employees.

The costs relating to defined benefit plans are expensed as incurred.

-	Post-retirement benefits other than pensions

France Telecom has commitments to provide certain additional post-retirement benefits such as telephone equipment, healthcare cover and various other benefits to retirees. France Telecom recognizes the expected actuarial cost of these post-retirement benefits in the consolidated statement of income over the service lives of the eligible employees.

The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income over the average remaining service lives of employees.

■	Other long-term benefits

Other long-term benefits that could be granted by France Telecom consist primarily of long-service awards and long-term paid leave which are estimated on the basis of actuarial assumptions. France Telecom records the estimated actuarial cost of these commitments over the active life of the employees concerned.

The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income in the year in which such changes occur.

■	Employment termination benefits

-	Early retirement plan for French civil servants

In accordance with the “FT law”, France Telecom has introduced an early retirement plan for civil servants and other employees in France. The plan provides that until December 31, 2006, civil servants and other employees working for France Telecom who reach the age of 55 and have 25 years’ service, may elect for early retirement. Between the early retirement age of 55 and the normal retirement age of 60, participants will receive 70% of their salary. In addition, participants receive a lump sum indemnity, which amounts to one year of early retirement salary if they elect for early retirement at the age of 55. This indemnity declines progressively as the age at which they elect to retire approaches the normal retirement age.

This scheme, which was previously classified as a defined benefit pension plan, has been reclassified as employment termination benefits in accordance with new French accounting standards.

The amount booked as a provision in respect of France Telecom’s liability under this scheme is determined based on actuarial assumptions (see Note 22).

The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income in the year in which such changes occur.

-	Other employment termination benefits

Where applicable, other employment termination benefits are also determined on an actuarial basis and a provision charged against income for the amount of the related obligation.

The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income in the year in which such changes occur.

Stock option plans

Grants of share subscription options and share purchase options are not recorded in the consolidated statement of income.

-	Plans managed by France Telecom Group subsidiaries

Shares of subsidiaries issued upon exercise of subscription options granted to employees are recorded as a share capital increase, based on the exercise price of the options, creating a dilution impact in France Telecom’s financial statements. When a dilution loss is probable and quantifiable, a provision is recorded.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

With regard to share purchase options, a provision is recorded to the extent that the acquisition cost of the shares purchased to service the exercised options is higher than the exercise price of the options.

Social security charges relating to stock option plans are provided for by the subsidiaries concerned when it is probable that the options will be exercised.

2.5 Use of estimates

France Telecom’s reported financial position and results of operations are sensitive to accounting methods, assumptions, estimates and judgments that underlie the preparation of the financial statements. France Telecom bases its estimates on its past experience and on various other assumptions deemed reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Due to different assumptions and situations, actual results may differ significantly from these estimates.

The positions taken by France Telecom in application of these accounting principles, the estimates made by Management and the sensitivity of the reported results to circumstances and assumptions used by Management, are factors to be taken into consideration when reading the financial statements of France Telecom.

The preparation of financial statements in conformity with French generally accepted accounting principles requires the Management of France Telecom to make estimates and assumptions which affect the amounts reported in the financial statements and accompanying notes, notably with regard to provision for risks, deferred tax assets, goodwill and other intangible assets, investment securities as well as the description of liquidity.

NOTE 3 - MAIN ACQUISITIONS AND DIVESTITURES OF COMPANIES AND CHANGES IN                      SCOPE OF CONSOLIDATION

Details of the main transactions carried out in the year ended December 31, 2004 are as follows:

YEAR ENDED DECEMBER 31, 2004

Main acquisitions

■	Acquisition of Wanadoo SA shares through public offers

Further to a simplified mixed public tender and exchange offer (“offre publique mixte simplifiée d’achat et d’échange”) for Wanadoo shares launched on February 25, 2004, France Telecom acquired 370,267,396 additional Wanadoo shares on May 3, 2004, raising its ownership in Wanadoo to 1,426,228,769 shares, representing 95.94% of the outstanding shares of Wanadoo. In exchange for those shares, France Telecom issued 64,796,795 new France Telecom shares (see Note 25), representing a total acquisition cost of €1,344 million based on France Telecom’s closing share price of €20.75 on April 28, 2004, the date on which the French Financial Markets Council (“Conseil des Marchés Financiers” – CMF) published the results of the offer, and €1,805 million in cash.

On June 29, 2004, France Telecom filed a public tender offer (“offre publique de retrait”) followed by a compulsory purchase procedure (“retrait obligatoire”) relating to outstanding shares in Wanadoo, at a price of €8.86 per share. The tender offer subsequently ran from July 12, 2004 to July 23, 2004, and the compulsory purchase procedure took place on July 26, 2004. By acquiring a total of 62,429,567 shares for the sum of around €553 million, France Telecom gained 100% ownership of Wanadoo.

The expenses incurred in respect of these acquisitions were capitalized as part of the acquisition cost of securities in the amount of €15 million before tax.

As indicated in Notice 2004-2409 issued by Euronext Paris SA on July 9, 2004, the Wanadoo shares were withdrawn from the Premier marché of Euronext Paris SA on July 26, 2004. As announced during the offer, the merger of Wanadoo SA into France Telecom was approved at the Ordinary and Extraordinary meeting of France Telecom shareholders on September 1, 2004.

The goodwill corresponding to the additional 29.10% of Wanadoo SA shares acquired by France Telecom (net of the dilutive impact) amounted to €1,238 million and is being amortized over 20 years.

■	Acquisition of Orange SA shares through public offers

Following the decision of the Paris Court of Appeal to reject the claims of certain minority shareholders, France Telecom proceeded with the compulsory purchase of the outstanding shares in Orange on April 23, 2004 based on the initial terms and conditions. As indicated in Notice 2002-1120 issued by Euronext Paris SA on April 6, 2004, the Orange shares were withdrawn from the Premier marché of Euronext Paris SA, as well as from the London Stock Exchange, on April 23, 2004.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

The number of Orange shares finally acquired by France Telecom up to December 31, 2004 through the compulsory purchase procedure and the liquidity contract totaled 55,767,974 shares (at a cost of €469 million), increasing France Telecom’s ownership in Orange to 100%.

At December 31, 2004, the goodwill corresponding to the additional 0.98% of Orange SA shares acquired by France Telecom amounted to €221 million and is being amortized over 20 years.

Main divestitures

■	Noos

On June 15, 2004, France Telecom sold its non-consolidated 27% interest in Suez-Lyonnaise Telecom (Noos) to Suez at a price of €1. At December 31, 2003, the value of this investment had been written down to zero in France Telecom’s 2003 financial statements. France Telecom offered no contractual guarantees as part of the disposal agreement.

■	PagesJaunes

In accordance with the provisions set out in the public exchange offer for Wanadoo shares and the information memorandum approved by the French stock exchange regulatory authority (“Autorité des Marché Financiers” - AMF) on June 21, 2004 under no. 04-614, in July 2004, when PagesJaunes shares were first traded on the Premier marché of Euronext Paris, Wanadoo placed 101,200,000 existing shares, representing 36.93% of the capital of PagesJaunes, with public investors. The placing price was set at €14.40 per share for institutional investors and €14.10 per share for private investors. In addition, 4,739,610 new PagesJaunes shares resulting from the capital increase reserved for employees were issued at the same time as the placement. Subsequent to these operations, France Telecom held 62% of PagesJaunes SA’s capital at December 31, 2004.

At December 31, 2004, the net impact on cash of this transaction for France Telecom amounted to €1,443 million and the net gain on disposal before tax amounted to €201 million.

■	Bitco (Thailand)

On March 2, 2004, Orange reached an agreement with its partners in Bitco - True Corporation Public Company Limited (formerly Telecom Asia) and CP Group - on the partial sale of its interest in Bitco. The transaction, which was completed by the parties on September 29, 2004 at a price of 1 Thai baht per Bitco share, concerned 39% of Bitco’s share capital. Following the transaction, Orange’s interest in Bitco was reduced from 49% to 10% (see Note 11).

Under the above-mentioned agreement, Orange was fully released from all obligations and commitments in respect of the bridge loan taken out in 2002 by TA Orange Company Limited, Bitco’s 99.86%-owned subsidiary (see Note 28).

■	Orange Denmark

In accordance with an agreement entered into on July 7, 2004, Orange sold all of its activities operated under the Orange A/S banner in Denmark to TeliaSonera on October 11, 2004. The cash proceeds generated by France Telecom on this transaction amounted to €610 million, and the corresponding gain on disposal before tax was €22 million. Asset and liability warranties granted by France Telecom as part of this disposal agreement are capped at €90 million (see Note 28).

■	Radianz

In accordance with the agreement signed on October 21, 2004, Equant sold its 49% interest in Radianz to Reuters - its partner in the joint venture - for US$110 million in cash. Under the terms of the contract, Equant is released from all future funding commitments with respect to Radianz, and all the partnership agreements were terminated.

At December 31, 2004, the net impact on cash of this transaction for France Telecom amounted to €89 million and the net gain on disposal before tax was €73 million.

■	STMicroelectronics

On March 9, 2004, France Telecom redeemed all notes exchangeable for STMicroelectronic NV (“STM”) shares which were due to mature on December 17, 2004 (see Note 17). Subsequently, the Group carried out a block sale of the 30 million shares initially underlying these notes on December 3, 2004. As a result, France Telecom indirectly sold all remaining interests in STM available

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

at that date, i.e. 3.3% of STM’s capital (see Note 12). The net impact on cash of this transaction for France Telecom amounted to €472 million and the net gain on disposal before tax was €241 million.

At December 31, 2004 France Telecom indirectly held (via FT1CI – see Note 12) 26.42 million STM shares underlying notes redeemable for STM shares maturing on August 6, 2005 (see Notes 17 and 28).

Main changes in the scope of consolidation (see Note 2)

The main changes in the scope of consolidation result from the application of CRC Standard 04-03 dated May 4, 2004 (see Note 2).

Additionally, pursuant to the agreement entered into by France Telecom and Kulczyk Holding on October 4, 2004, France Telecom acquired 10% less one share of TPSA’s capital, which was previously held by Tele Invest. The price paid by France Telecom to Tele Invest was €1,902 million, enabling the latter to fully repay its borrowing of the same amount. As indicated in Note 2, the interest in Tele Invest, which had been consolidated since January 1, 2004, was deconsolidated upon completion of this transaction.

YEAR ENDED DECEMBER 31, 2003

Main acquisitions

■	Acquisitions of Orange SA shares through public offers

Further to a public exchange offer, France Telecom acquired, on October 24, 2003, 604,463,050 additional Orange shares, raising its interest to 4,758,984,293 shares, representing around 98.78% of Orange’s capital and voting rights. In exchange for those Orange shares, France Telecom delivered 95,363,219 existing France Telecom shares and issued 170,600,523 new shares. The exchange ratio being 11 France Telecom shares for 25 Orange shares, the acquisition cost represented €5,652 million, based on France Telecom’s closing share price of €21.25 on October 16, 2003, the date on which the Conseil des Marchés Financiers published the results of the exchange offer.

On November 20, 2003, France Telecom launched a tender offer for the outstanding shares in Orange, followed by a compulsory purchase, at a price of €9.50 per Orange share. The tender offer was not extended to the United States and could not be accepted by holders resident there. The timetable for the tender offer as initially set by the CMF provided for a tender offer closing date of December 3, 2003 and the commencement of the compulsory purchase on December 4, 2003. The Association for the Defense of Minority Shareholders (“ADAM”) considered that the price offered in the tender offer was too low and on November 24, 2003 applied to the Paris Court of Appeal for the cancellation of the CMF’s notice accepting France Telecom’s tender offer followed by a compulsory purchase of the outstanding shares in Orange, as well as the approval (“visa”) by the Commission des Opérations de Bourse (COB) of the information memorandum relating to this offer. ADAM also applied for a stay of execution in relation to the CMF’s decisions. Further to these applications, the French stock exchange regulatory authority (“Autorité des Marchés Financiers “ -AMF) - which replaced the COB and the CMF - decided to extend the tender offer procedure period until the Paris Court of Appeal had issued its decision. At December 31, 2003 France Telecom had acquired 16,915,370 shares under the tender offer, representing €161 million, increasing its stake in Orange to 99.02%.

At December 31, 2003, goodwill corresponding to France Telecom’s additional 12.73% stake in Orange SA amounted to €2,790 million.

Main divestitures

■	Casema

In accordance with the agreement signed on December 24, 2002, France Telecom sold on January 28, 2003 100% of Casema to a group of financial investors made up of Carlyle, Providence Equity and GMT Communication Partners. The transaction valued the company, excluding borrowings, at €665 million.

This amount, paid in cash upon completion of the transaction, was partly allocated to repay bank borrowings amounting to €163 million at the time of the sale, including termination indemnities. The remaining amount of €502 million was used to settle the current account loans granted by France Telecom to Casema.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

The net impact on cash of this transaction for France Telecom amounted to €498 million. The net gain on disposal before tax recognized in 2003 amounted to €16 million.

■	Eutelsat

On April 28, 2003, France Telecom sold its 23.11% stake in Eutelsat to BlueBirds Participations SARL (“BlueBirds”), in accordance with an agreement signed on February 4, 2003 with Eurazeo. This transaction valued France Telecom’s interest at €447 million. France Telecom reinvested €74 million to acquire 20% of BlueBirds, whose controlling shareholder is Eurazeo. Other financial investors also acquired interests to become minority shareholders of BlueBirds. The net cash proceeds generated by France Telecom as a result of the disposal amounted to €373 million. The net pre-tax gain amounted to €87 million, of which €14 million was recognized in 2003, representing the difference between the gain on disposal and the amount reinvested in BlueBirds, with the remaining balance being recorded as deferred income.

On distribution of the proceeds resulting from future divestment by BlueBirds of its Eutelsat shares, Eurazeo and the other financial investors (“B shareholders”) hold a preferential payment right until their initial investment reaches a 12% Internal Rate of Return (“IRR”). Once the 12% IRR threshold is reached by the B shareholders, France Telecom will receive in priority the remaining proceeds until it reaches the same IRR threshold on its investment. Thereafter, B shareholders regain their preferential payment rights until they reach a 20% IRR. Finally, the remaining proceeds will be shared by all shareholders.

France Telecom accounts for its investment in BlueBirds using the equity method. The carrying amount of its investment totals €52 million, which represents the amount of its investment net of the deferred gain on the 20% interest still indirectly held in Eutelsat. France Telecom’s interest in the net income of this company varies in relation to changes in France Telecom’s rights relating to BlueBirds’ net assets. This treatment is consistent with the preferential payment rights held by France Telecom and B shareholders. As France Telecom has no financial obligations towards Bluebirds, and since a portion of the gain on disposal has been deferred, the risk for France Telecom is nil.

In addition, France Telecom benefits from various rights - notably preemption rights and the right to receive fairness opinions - aimed at protecting its financial investment.

■	Wind

On July 1, 2003, France Telecom sold its interest in Wind to Enel. The disposal proceeds amounted to €1,537 million, broken down as €1,362 million of cash consideration for the 26.58% stake in Wind and €175 million representing the reimbursement of the shareholders’ loan granted to Wind.

At June 30, 2003, based on the final terms of the sale transaction, the provision for risk on Wind amounting to €303 million was reversed and a €33 million impairment provision was recognized in relation to France Telecom’s Wind shares. The €270 million difference between these two amounts was recorded under non-operating income in 2003 (See Note 6).

As a result of this operation, all agreements governing relationships between France Telecom, Enel and Wind were terminated (including call and put options on shares). Enel has undertaken to release France Telecom from all financial commitments related to its 26.58% stake in Wind (notably funding commitments and guaranties given) that resulted from these agreements.

■	CTE Salvador

In accordance with an agreement entered into on September 8, 2003, France Telecom sold its stake in the historical El Salvador-based operator CTE Salvador on October 22, 2003 for €197 million. The net pre-tax disposal gain recognized in the accounts amounted to €78 million.

■	Nortel/Telecom Argentina

On December 19, 2003, France Telecom sold to Sofora - a company jointly held with Telecom Italia - Nortel Inversora shares representing 25.5% of the latter’s economic interests. Nortel Inversora in turn holds a 54.7% stake in Telecom Argentina. On the same date, France Telecom sold a 48% interest in Sofora to W de Argentina, a subsidiary of the Los W group - a major Argentinean investor - for €97 million. France Telecom also granted W de Argentina a call option on its remaining 2% interest in Sofora at a price of US$10,000 in return for a premium of €3 million. The net pre-tax disposal gain recognized in the accounts amounted to €97 million.

France Telecom did not grant any guarantees relating to the shares sold or the underlying assets.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

YEAR ENDED DECEMBER 31, 2002

■	Full consolidation of the TP Group

At the April 2002 General Shareholders’ Meeting, the France Telecom/Kulczyk Holding consortium appointed the majority of the Supervisory Board members of TP SA. TP Group (TP SA and its subsidiaries) has therefore been fully consolidated in France Telecom’s financial statements since April 1, 2002. Before that date, TP Group was accounted for under the equity method.

(in millions of euros)	1st block(1)	2nd block(2)	Total
Purchase price	3,431	679	4,110

Fair value of assets and liabilities acquired (Group share)	(1,196)	(389)	(1,585)

Goodwill	2,235	290	2,525
(1)	Acquisition of 25% in October 2000.
(2)	Acquisition of 8.93% in September 2001.

The revaluation of TP Group’s assets led to a valuation of customer relationships for Fixed line, Internet and Mobile Services (€1,099 million at December 31, 2002), and the TP trademark (€204 million at December 31, 2002). The trademark was valued using the present value of royalties that would have been paid by TP to use this trademark. The customer relationships have been valued on the basis of the customer portfolio at the date of acquisition of the controlling interest and the margin generated by these customers.

In accordance with CRC Standard 99-02, the share of the revaluation of assets and liabilities attributable to the first block of shares, on the basis of the values used for the second block, was directly recorded in reserves for €243 million (See Note 25).

Main acquisitions

■	Orange SA - Exercise of the put option by E.On Group

In accordance with a put and call option contract dated November 2000 and amended in January 2002, the E.On Group exercised its put option on June 5, 2002 to sell to France Telecom 102.7 million shares in Orange SA. France Telecom acquired these shares on June 12, 2002 for €950 million or €9.25 per share. These shares had been attributed to E.On Group as partial payment for the sale of its interest in Orange Communications SA (Switzerland) to Orange SA.

The goodwill arising on this additional investment amounted to €410 million at December 31, 2002 and is being amortized over 20 years (see Note 8). Following this operation, France Telecom owned 86.29% of Orange SA at December 31, 2002.

■	eresMas

In July 2002, Wanadoo signed an agreement with the telecommunications operator Auna related to the acquisition of 100% of the Spanish Internet access provider and portal eresMas Interactiva (hereafter referred to as “eresMas”), through an exchange for Wanadoo shares. On October 24, 2002, the General Meeting of Wanadoo shareholders approved the contribution by Auna of 14,527 thousand shares representing 100% of the capital of eresMas for a value of €255 million.

As payment for this contribution, Wanadoo issued 53,622 thousand shares. The dilutive impact for France Telecom was 2.55% (i.e. a gain of €35 million), bringing its interest in Wanadoo to 71.13%.

The preliminary goodwill generated on this transaction amounted to €283 million at December 31, 2002 and is being amortized over 20 years from November 1, 2002.

Following the reevaluation of ereMas assets, the final goodwill amount at December 31, 2003 totaled €255 million (see Note 8). At January 1, 2003, Wanadoo España was merged into eresMas, renamed Wanadoo España.

Main divestitures

■	TPS (Télévision Par Satellite)

In accordance with an agreement signed in December 2001 with TF1, TPS was sold on May 6, 2002 for €128.7 million. The disposal gain amounted to €177 million, taking into account previously recorded results.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

■	Stellat

In accordance with an agreement signed on August 5, 2002, France Telecom sold satellite owner Stellat to Eutelsat in September 2002.

Prior to this divestiture, France Telecom had purchased from Europe*Star its shares in Stellat. After taking into consideration this purchase, the net cash proceeds for France Telecom amounted to €181 million. The impact of the divestiture on the 2002 consolidated statement of income was not material.

■	Pramindo Ikat

On August 18, 2002, all the shareholders of PT Pramindo Ikat Nusantara (Pramindo) - the fixed line Indonesian telephone operator (in which France Telecom held 40%) - sold their shares to PT Telekomunikasi Indonésia Tbk (PT Telkom), which thereby acquired 100% of Pramindo. The delivery of Pramindo shares by the shareholders was performed in three steps:

•	30% of the shares were delivered in September 2002;

•	15% in September 2003; and

•	55% in March 2004.

The pre-tax gain recognized in 2002 on the sale of 30% of the shares amounted to €27 million.

The sale price for France Telecom amounted to US$147 million. Settlement was made in 2002 through a cash payment and promissory notes. France Telecom sold without recourse US$103 million of its notes on the Indonesian market in December 2002 and the remainder in January 2003.

■	TDF

Pursuant to an agreement signed on July 25, 2002, France Telecom sold its entire interest in the TDF Group to the holding company Tower Participations SAS in December 2002. Under the terms of the transaction, TDF was valued at approximately €1.85 billion.

In addition, France Telecom subscribed to a share capital increase in Tower Participations SAS. The amount subscribed was €100 million, bringing France Telecom’s interest in Tower Participations SAS to 36%. France Telecom also subscribed €150 million to a convertible bonds issue launched by Tower Participations France, a subsidiary of Tower Participations SAS. This convertible bonds subscription was made on a pro rata basis to France Telecom’s stake in the capital of Tower Participations SAS. It represented France Telecom’s share in the shareholders’ financing of the TDF acquisition. France Telecom did not enter into any obligation which could result in an increase in its commitment except for, as is the case for the other shareholders, a supplementary investment commitment, on a pro rata basis to its interest, in the form of convertible bonds and warrants, limited to €50 million. The net cash proceeds for France Telecom after reimbursement of current accounts amounted to €1.3 billion. The pre-tax gain recorded in the statement of income amounted to €486 million, representing the 63.8% effectively divested.

The shares of the new holding structure controlled by the financial investors were distributed as follows at December 31, 2002:

•	Investment funds - 44.2%

•	France Telecom through Cogecom - 36.2%

•	Caisse des Dépôts et Consignations - 19.6%.

Tower Participations SAS has been accounted for by the equity method since December 31, 2002.

NOTE 4 - SEGMENT INFORMATION

In order to better reflect the structure of its operations by its various activities and subsidiaries, France Telecom has defined the six following business segments: “Orange”, “Wanadoo”, “Fixed line, Distribution, Networks, Large customers and Operators”, “Equant”, “TP Group” and “Other International”.

France Telecom’s business segments develop in line with changes in its activities and organization.

France Telecom evaluates the performance of each segment and allocates resources based on the segment’s contribution to France Telecom’s cash flow. This is determined notably on the basis of operating income before depreciation and amortization or “REAA” (defined as operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan), and on the basis of investments made by the segment.

The “Eliminations and other items” column includes eliminations of inter-segment transactions and other non-material items used for reconciling data with France Telecom’s consolidated financial statements.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

4.1 Breakdown by segment

The table below sets out the main operating indicators per segment for the years ended December 31, 2004, 2003 and 2002.

(in millions of euros except for employees)	Orange		Wanadoo	Fixed line, Distribution, Networks, Large customers and Operators	Equant(5)	TP Group(5)	Other International	Eliminations and other items	Total France Telecom
At December 31, 2004
Total sales	19,667	(2)	2,854	21,681	2,346	4,106	1,346	(4,843)	47,157

Of which Orange network sales(3)	18,090

Operating income/(loss) before depreciation and amortization (REAA)(4)	7,515		327	7,956	107	1,845	448	63	18,261
Depreciation and amortization	(2,737)		(70)	(2,970)	(381)	(973)	(214)	(92)	(7,437)
Amortization of actuarial adjustments in the early retirement plan(6)	–		–	–	–	–	–	–	–

Operating income/(loss)	4,778		257	4,986	(274)	872	234	(29)	10,824

Purchases of tangible and intangible assets
- UMTS and GSM licenses	7		–	–	–	–	1	–	8
- excluding UMTS and GSM licenses	2,433		127	1,439	189	717	223	(1)	5,127
- financed through capital leases	24		–	24	–	–	–	–	48

Total acquisitions	2,464		127	1,463	189	717	224	(1)	5,183

Average number of employees(1)	31,259		6,333	113,550	9,410	36,826	7,448	–	204,826
At December 31, 2003
Total sales	17,941	(2)	2,617	21,761	2,612	4,164	1,621	(4,595)	46,121

Of which Orange network sales(3)	16,394

Operating income/(loss) before depreciation and amortization (REAA)(4)	6,578		347	7,590	259	1,859	608	62	17,303
Depreciation and amortization	(2,313)		(97)	(3,313)	(427)	(969)	(294)	(125)	(7,538)
Amortization of actuarial adjustments in the early retirement plan(6)	–		–	(211)	–	–	–	–	(211)

Operating income/(loss)	4,265		250	4,066	(168)	890	314	(63)	9,554

Purchases of tangible and intangible assets
- UMTS and GSM licenses	–		–	–	–	–	–	–	–
- excluding UMTS and GSM licenses	2,362		76	1,356	248	884	183	(23)	5,086
- financed through capital leases	–		–	–	–	–	–	–	–

Total acquisitions	2,362		76	1,356	248	884	183	(23)	5,086

Average number of employees(1)	30,722		6,568	120,037	9,872	43,451	11,007	–	221,657

(1)	Average full-time equivalents
(2)	Orange sales include network sales and portal, content, and advertising services as well as sales of handsets and accessories and trademark royalties.
(3)	Orange network sales represent sales (voice, data and SMS) generated by use of the mobile network, including both traffic generated by Orange’s own subscribers and that generated by other operators.
(4)	Operating income/(loss) before depreciation and amortization, representing operating income/(loss) before amortization and depreciation and before amortization of actuarial adjustments in the early retirement plan.
(5)	Information issued by these segments is restated to comply with France Telecom’s accounting principles.
(6)	See Note 2.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

(in millions of euros except for employees)	Orange		Wanadoo	Fixed line, Distribution, Networks, Large customers and Operators	Equant(5)	TP Group(5)	Other International	Eliminations and other items	Total France Telecom
At December 31, 2002
Total sales	17,085	(2)	2,075	23,064	3,156	3,471	2,427	(4,648)	46,630

Of which Orange network sales(3)	15,488		–	–	–	–	–	–	–

Operating income/(loss) before depreciation and amortization (REAA)(4)	5,146		90	7,199	200	1,453	784	45	14,917
Depreciation and amortization	(2,364)		(96)	(3,504)	(521)	(800)	(506)	(119)	(7,910)
Amortization of actuarial adjustments in the early retirement plan(6)	–		–	(199)	–	–	-	–	(199)

Operating income/(loss)	2,782		(6)	3,496	(321)	653	278	(74)	6,808

Purchases of tangible and intangible assets
- UMTS and GSM licenses	88		–	–	–	–	46	–	134
- excluding UMTS and GSM licenses	3,281		108	2,243	392	1,045	396	(24)	7,441
- financed through capital leases	27		–	3	–	–	57	–	87

Total acquisitions	3,396		108	2,246	392	1,045	499	(24)	7,662

Average number of employees(1)	30,876		6,761	131,311	11,928	45,222	14,047	–	240,145

(1)	Average full-time equivalents.
(2)	Orange sales include network sales and portal, content, and advertising services as well as sales of handsets and accessories and trademark royalties.
(3)	Orange network sales represent sales (voice, data and SMS) generated by use of the mobile network, including both traffic generated by Orange’s own subscribers and that generated by other operators.
(4)	Operating income/(loss) before depreciation and amortization, representing operating income/(loss) before amortization and depreciation, and before amortization of actuarial adjustments in the early retirement plan.
(5)	Information issued by these segments is restated to comply with France Telecom’s accounting principles.
(6)	See Note 2.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

4.1.1 Components of the Wanadoo segment

The Wanadoo segment is comprised of two components – “Wanadoo Internet Access, Portals and e-Merchant” and “Directories”, which respectively comprise the following:

-	activities relating to Internet access provision, portals and e-commerce; and

-	the publishing of paper and electronic directories, primarily under the PagesJaunes trademark.

The main operating indicators for each component during each of the periods presented are as follows:

(in millions of euros except for employees)	Access, portals and e-merchant	Directories	Other Wanadoo	Wanadoo Total
At December 31, 2004
Total sales	1,879	984	(9)	2,854

Operating income/(loss) before depreciation and amortization (REAA)(1)	(23)	413	(63)	327
Depreciation and amortization	(58)	(10)	(2)	(70)
Operating income/(loss)	(81)	403	(65)	257

Purchases of tangible and intangible assets (excluding licenses and capital leases)	118	8	1	127

Average number of employees(2)	1,915	4,233	185	6,333
At December 31, 2003
Total sales	1,708	918	(9)	2,617

Operating income/(loss) before depreciation and amortization (REAA)(1)	45	335	(33)	347
Depreciation and amortization	(83)	(13)	(1)	(97)
Operating income/(loss)	(38)	322	(34)	250

Purchases of tangible and intangible assets (excluding licenses and capital leases)	64	11	1	76

Average number of employees(2)	2,161	4,268	139	6,568
At December 31, 2002
Total sales	1,199	880	(4)	2,075

Operating income/(loss) before depreciation and amortization (REAA)(1)	(166)	288	(32)	90
Depreciation and amortization	(80)	(15)	(1)	(96)
Operating income/(loss)	(246)	273	(33)	(6)

Purchases of tangible and intangible assets (excluding licenses and capital leases)	92	14	2	108

Average number of employees(2)	2,323	4,282	156	6,761

(1)	Operating income/(loss) before depreciation and amortization, representing operating income/(loss) before amortization and depreciation of tangible and intangible assets.

(2)	Average full-time equivalents.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

4.2 Geographical breakdown

	Year ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Contribution to consolidated sales	47,157	46,121	46,630
France	27,625	27,060	27,403
United Kingdom	6,401	6,045	6,240
Poland	4,090	4,158	3,471
Other(6)	9,041	8,858	9,516

Tangible and intangible assets(1)	44,938	47,189	54,679
France(2)	15,596	16,735	18,733
United Kingdom(3)	15,190	15,715	17,203
Poland(4)	7,956	7,173	8,582
Other(5) & (6)	6,196	7,566	10,161

(1)	Excluding goodwill.

(2)	Including the UMTS license (€602 million) amortized since April 1, 2004, for which the amortization expense at December 31, 2004 was €27 million, and all shared network structures, notably the European backbone.

(3)	Including €5,539 million for the UMTS license at December 31, 2004, amortized since March 1, 2004. Changes in value of this license are due to currency movements, as well as an amortization expense of €272 million at December 31, 2004.

(4)	Including €400 million for the UMTS license at December 31, 2004. Changes in value of this license are mainly due to currency movements.

(5)	Including €465 million for the UMTS licenses at December 31, 2004. Changes in value of these licenses are mainly due to currency movements.

(6)	Includes all companies of the Equant group.

NOTE 5 - OPERATING EXPENSES

Operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan, included in “Costs of services and products sold”, “Selling, general and administrative expenses” and “Research and development expenses”, can be analyzed as follows by nature:

	Year ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Total operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan	28,896	28,818	37,713

By nature
Of which:
- personnel costs	8,874	9,239	10,036
- external charges	18,617	18,012	19,992
- other operating expenses	1,405	1,567	1,685

By function
Of which:
- cost of services and products sold	17,138	17,223	18,558
- selling, general and administrative expenses	11,194	11,117	12,579
- research and development expenses	564	478	576

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

External charges (net of capitalized personnel costs) break down as follows:

	Year ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
External charges (net of capitalized personnel costs)	18,617	18,012	19,992
Commercial expenses(1)	6,085	5,514	5,767
Other external charges(2)	12,532	12,498	14,225

(1)	Commercial expenses include purchases of handsets, retail fees and commissions and advertising expenses.

(2)	Other external charges include purchases and payments to operators, overheads, operational and technical maintenance outsourcing fees, costs relating to furniture and computers, and purchases of equipment.

Personnel costs break down as follows:

	Year ended
(in millions of euros, except number of employees)	December 31, 2004	December 31, 2003	December 31, 2002
Average number of employees(1) (full time equivalents)	204,826	221,657	240,145

- Wages and salaries	6,695	6,986	7,535
- Social security charges	2,392	2,471	2,705

Total personnel expenditure	9,087	9,457	10,240

- Capitalized personnel costs(2)	(444)	(408)	(431)
- Payroll taxes and other	231	190	227

Total personnel costs	8,874	9,239	10,036

(1)	Of whom approximately 42.5% were civil servants at December 31, 2004, 43.4% at December 31, 2003 and 42% at December 31, 2002.

(2)	Capitalized personnel costs correspond to personnel costs included in the cost of assets produced by France Telecom.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

NOTE 6 - OTHER NON-OPERATING INCOME/(EXPENSE), NET

		Year ended
(in millions of euros)	Note	December 31, 2004	December 31, 2003	December 31, 2002
Orange restructuring provisions and costs		(16)	(129)	(490)
Equant restructuring provisions and costs		(28)	(105)	(48)
TP Group restructuring provisions and costs		(34)	(5)	–
Other restructuring provisions and costs		(103)	(66)	(2)
Commitment signed with Kulczyk Holding to buy TPSA shares	28	(51)	(299)	(571)
Ivory Coast		(36)	9	(343)
Wanadoo vouchers(1)		(44)	–	–
Other provision movements(2)		174	(186)	(1,303)
Disposal gain - PagesJaunes	3	201	–	–
Disposal gain - STMicroelectonics	3	241	–	–
Other disposal gains and losses(3)		202	333	941
Dilution impact		51	1	34
Cost of receivables sales(4)	2	–	(104)	(62)
Loss on bond buybacks		(28)	(141)	–
Equalization payments on termination of interest rate swaps and collars		–	(58)	–
Dividends received		25	14	18
Provision for impairment of Equant tangible and intangible assets(5)	6-8-9-10	(483)	–	–
Perpetual bonds redeemable for France Telecom shares (TDIRA)		–	(431)	–
MobilCom	22	121	–	(7,290)
NTL		–	–	(1,926)
Noos		–	(125)	–
Wind		–	270	(1,627)
Other(6)		(79)	(97)	(180)

Total		113	(1,119)	(12,849)

(1)	Charges related to Wanadoo vouchers granted to the historical shareholders of Wanadoo who had held their shares since the initial public offering of Wanadoo on a continuous basis.

(2)	At December 31, 2004, other provision movements primarily include reversals of provisions amounting to: €95 million related to UNI2, €62 million following the payment related to Equant CVRs (see Note 22), and €61 million related to Telinvest. This item also includes an amount of €42 million charged to a provision to cover changes in commitments under various employee benefit schemes.

(3)	At December 31, 2004, other disposal gains and losses notably included a €73 million gain arising from the sale of Radianz, a €50 million gain on the sale of non-consolidated interests in Pramindo Ikat, and a €22 million gain relating to the disposal of the consolidated subsidiary, Orange Denmark.

(4)	Securitization vehicles were fully consolidated at January 1, 2004 (see Note 2).

(5)	At December 31, 2004, France Telecom booked an impairment charge of €483 million on Equant tangible and intangible assets.

(6)	Including, at December 31, 2004, €(57) million corresponding to the employers’ contribution in the context of the France Telecom share offer for Group employees (see Notes 25 and 31).

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

NOTE 7 - INCOME TAXES

7.1 France Telecom Group tax proof

Income taxes for 2004 are based on the application of the effective tax rate on pre-tax profit at December 31, 2004. In France, deferred taxes are calculated based on enacted tax rates, i.e. 34.93% for 2005 and 34.43% for 2006 and thereafter.

The reconciliation between effective income tax expense and the theoretical tax calculated based on the French statutory tax rate is as follows:

	Year ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Consolidated net income/(loss) before tax	5,000	1,137	(18,407)
Statutory tax rate	35.43%	35.43%	35.43%
Theoretical tax	(1,771)	(403)	6,522

Income/(loss) from affiliates accounted for under the equity method	2	(59)	(130)
Goodwill amortization	(817)	(997)	(2,739)
Other	588	4,050	(6,152)

Effective tax	(1,998)	2,591	(2,499)

In addition to the impact of goodwill amortization and income from companies accounted for under the equity method, the reconciled items mainly include:

■	In 2004:

-	The loss of €(309) million in tax loss carryforwards relating to Wanadoo SA and Wanadoo France following their merger with FT SA,

-	Reversals of valuation allowances and discounting provisions for €1,038 million relating to France Telecom SA (€877 million) and Orange (€161 million).

■	In 2003:

-	A tax gain of €2,684 million resulting from the reorganization of Orange’s operations.

-	For the FT SA tax consolidation group, a €1,100 million net deferred tax gain, relating primarily to a reversal of the deferred tax asset valuation allowance.

-	A €357 million reversal of the deferred tax asset valuation allowance relating to the Wanadoo tax consolidation group, concerning tax losses carried forward at December 31, 2002.

■	In 2002:

-	A €2,691 million addition to the deferred tax asset valuation allowance, net of the impact of discounting, relating to the FT SA tax consolidation group.

-	Impairments recognized under non-operating expense in the second half of 2002 on some subsidiaries (notably Wind for €1.6 billion), which did not result in the recognition of deferred tax assets.

-	Deferred tax assets related to tax losses carried forward by the Wanadoo SA tax consolidation group, which were fully provided for.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

7.2 Income tax benefit/(charge)

The income tax split between the tax consolidation group and the other subsidiaries is as follows:

	Year ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
- Current taxes	(67)	0	14
- Deferred taxes	(1,090)	1,100	(1,602)
Former France Telecom SA tax consolidation group	(1,157)	1,100	(1,588)

- Current taxes	–	0	(576)
- Deferred taxes	–	1,861	45
Former Orange SA tax consolidation group(2)	–	1,861	(531)

- Current taxes	–	(18)	(2)
- Deferred taxes	–	231	70
Former Wanadoo SA tax consolidation group(1) & (2)	–	213	68

- Current taxes	(67)	–	–
- Deferred taxes	(1,090)	–	–
FTSA tax consolidation group (2004 structure)-see below	(1,157)	–	–

- Current taxes	(189)	0	0
- Deferred taxes	(8)	(293)	(208)
Orange UK Group	(197)	(293)	(208)

- Current taxes	(71)	(137)	(64)
- Deferred taxes	(45)	(7)	9
TP Group	(116)	(144)	(55)

- Current taxes	(149)	(8)	(85)
- Deferred taxes	0	(14)	25
Other French subsidiaries	(149)	(22)	(60)

- Current taxes	(393)	(187)	(200)
- Deferred taxes	14	63	75
Other foreign subsidiaries	(379)	(124)	(125)

Total income tax benefit/(charge)	(1,998)	2,591	(2,499)
Of which:
- Current taxes	(869)	(350)	(913)
- Deferred taxes	(1,129)	2,941	(1,586)

(1)	PagesJaunes was removed from this tax consolidation group in January 2004 following its initial public offering.

(2)	Included in the France Telecom tax consolidation group at January 1, 2004.

■	France Telecom tax consolidation group

At December 31, 2004, the France Telecom SA tax consolidation group comprised:

-	all Orange entities in France, which belonged to the former Orange SA tax consolidation group prior to the public exchange offer. These entities, now more than 95%-owned by France Telecom SA, have joined the France Telecom tax consolidation group in accordance with their option rights;

-	companies included in the former Wanadoo SA tax consolidation group (excluding PagesJaunes and its French subsidiaries), as the effective date of the merger between France Telecom SA and Wanadoo SA has retroactive effect from January 1, 2004. €309 million in deferred tax assets relating to the tax losses carried forward by Wanadoo SA prior to the effective date of the merger, and which cannot be used by the merged entity, were cancelled at December 31, 2004.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

The deferred tax charge for the France Telecom SA tax consolidation group mainly consists of:

-	the utilization of Orange France tax loss carryforwards, amounting to €(1,056) million;

-	the utilization of tax loss carryforwards relating to the former France Telecom tax consolidation group, amounting to €(252) million;

-	the loss of Wanadoo SA and Wanadoo France tax loss carryforwards, in an amount of €(309) million;

-	reversals of valuation allowances and discounting provisions in an amount of €1,038 million, and flows for the year in an amount of €(281) million;

-	the impact of the change in deferred tax rates (34.93% for 2005 and 34.43% for 2006 and thereafter) on tax loss carryforwards relating to Orange France and the former France Telecom tax consolidation group, amounting to €(230) million.

The discount rate used to calculate the deferred tax asset discounting provision was 4.5% (compared with 5.5% previously). The impact of this rate change works out at €261 million for the new tax consolidation group at December 31, 2004.

Based on its budgets, business plans and financing plans that reflect the financial position at December 31, 2004, France Telecom believes that the deferred tax assets maintained in the balance sheet for France Telecom SA and the companies within its tax consolidation group will be able to recovered due to the taxable income expected in the coming years as part of its regularly profitable fixed line and mobile business in France.

The tax audit of France Telecom and its main French subsidiaries for fiscal years 1998 and 1999 is now complete. The reassessments relate mainly to timing differences in taxable amounts. The subsidiaries concerned have set out their comments to the tax authorities. With respect to the tax consolidation group, France Telecom lodged a claim with the tax authorities on July 15, 2004 challenging €97 million of the reassessments issued. At the same date, the Group paid €217 million in respect of reassessments with which it concurred.

The French entities have set aside a €2 million provision in connection with the special tax on long-term capital gains, as set forth in the amending Finance Law for 2004.

Taking into account the impact of its capital increase on its financing plan and on its taxable income for the coming years, as well as the future integration of the Orange companies within France Telecom SA’s tax consolidation group, in 2003 France Telecom recorded a net deferred tax gain of €1,100 million, primarily relating to a reversal of the deferred tax asset valuation allowance. Sales of treasury shares led to a deferred tax asset of €1,963 million that was recorded directly under shareholders’ equity.

In 2002, the risks related to NTL and MobilCom, combined with the significant decrease in the France Telecom SA share price which was reflected in the statutory accounts by the recording of tax deductible provisions, led to a significant increase in tax losses carried forward by the France Telecom SA tax consolidation group. This resulted in the forecast recovery date of deferred tax assets being extended beyond the eight-year timeframe used for the 2001 financial statements.

In accordance with the principle of prudence prevailing in the recognition of deferred tax assets for accounting purposes, at June 30, 2002 and December 31, 2002, the France Telecom SA tax consolidation group recorded a valuation allowance for deferred tax assets generated during the period and a €1,800 million valuation allowance was recorded against deferred tax amounts at December 31, 2001, representing respectively €5,792 million at June 30, 2002 and €2,691 million at December 31, 2002. The net deferred tax charge for the France Telecom SA tax consolidation group for the year ended December 31, 2002 amounted to €1,602 million, after taking into account the tax related to the 2002 dividends (€198 million recorded in retained earnings).

■	Former Orange SA tax consolidation group

Orange SA and its French subsidiaries have had their own tax consolidation regime since 2002.

In 2002, Orange initiated a number of changes in its internal organization with a view to improving its operating efficiency in three main areas, namely mass market products and services, business services and technical development. As part of this operating and strategic review, during 2002 Orange initiated a project to bring Orange’s international operations outside France and the United Kingdom under a single management organization. This reorganization, which was implemented during the first six months of 2003, resulted in the alignment of Orange’s corporate structure with its new operating structure. Consequently, Orange’s main consolidated, equity accounted and non-consolidated investments outside France and the United Kingdom were regrouped under a holding entity, Orange Global Limited, a wholly-owned subsidiary of Orange.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

This operational reorganization generated a total of €11.5 billion in tax losses in France during the first six months of 2003, including approximately €9 billion in ordinary tax losses and €2.5 billion in long-term capital losses. These tax losses primarily arose from the cumulative impairment charges booked against Orange’s investment in Wirefree Services Belgium (“WSB”), as reflected in Orange SA’s statutory accounts at December 31, 2002. These charges mainly reflect the loss in value of WSB’s underlying investments in MobilCom, Wind and Orange Nederland N.V. Given the expected net taxable profits of the French tax consolidation group in the coming years, Orange recognized a net exceptional deferred tax credit of €2,684 million, representing the net present value of the expected tax savings based on the utilization of ordinary tax losses generated through the reorganization. Part of these tax losses have been utilized against the taxable profits generated by the French tax consolidation group during 2003, resulting in a deferred tax charge of €798 million. Based on changes in deferred taxes on temporary differences during the period, Orange recorded a net deferred tax gain of €1,861 million.

Further to the public exchange offer, at December 31, 2004 over 95% of Orange SA was directly or indirectly held by France Telecom SA, a French company subject to corporate income taxes. Therefore, since January 1, 2004, the members of Orange’s tax consolidation group have filed consolidated tax returns with France Telecom SA. This election was filed during January 2004. France Telecom SA and Orange SA have drawn up an agreement under which France Telecom SA undertakes to pay over to Orange SA the tax savings resulting from the use of Orange SA’s tax loss carryforwards against taxable profits generated by the companies which previously belonged to Orange SA’s tax consolidation group. This amount would be paid over to Orange at the time the related corporate income taxes are paid.

■	Former Wanadoo SA tax consolidation group

Wanadoo and its French subsidiaries have had their own tax consolidation regime since 2001. The Wanadoo tax consolidation group was terminated on January 1, 2004, following the merger of Wanadoo into France Telecom.

In the Wanadoo tax consolidation group, deferred tax assets related to tax loss carryforwards had been fully provided for at December 31, 2002. At December 31, 2003, Wanadoo recognized a deferred tax gain of €357 million, net of the discounting effect, corresponding to the tax savings expected in the future as a result of the utilization of tax losses. Recognition of this gain was due to the outlook of future profitability for the French companies included in the tax consolidation group. Taxable income forecasts based on Wanadoo’s business plans showed that the tax consolidation group should be able to recover its tax losses within a period of 3 to 4 years. Part of these tax losses were offset against the taxable profits generated by the French tax consolidation group during 2003, resulting in a deferred tax charge of €85 million.

Further to a review of taxation methods applicable to revenues received by Wanadoo SA during 2000 and deducted for tax purposes under the parent-subsidiary regime, on September 17, 2003 the tax authorities sent a tax reassessment to Wanadoo SA, challenging the application of the parent-subsidiary regime for the revenues generated for Wanadoo SA on the purchase by two of its subsidiaries of their treasury shares. According to the tax authorities, the tax losses reported in 2000 no longer existed further to the reassessment, and as Wanadoo had utilized part of these losses in 2001, an additional amending reassessment was issued on November 24, 2004 in respect of fiscal year 2001. The Company has contested the principle of these reassessments, as well as the amounts specified in relation to 2000 and 2001. As France Telecom has subrogated Wanadoo in its rights and obligations, it intends to take the issue to the administrative courts to contest the position taken by the tax authorities. For reasons of prudence, the Company had recorded a provision for the tax risk, based on the estimated additional tax payable of €19 million, including late payment interest.

During 2001 and 2002, PagesJaunes was subject to a tax audit relating to fiscal years 1998 and 1999. The company feels that it has strong arguments to counter the tax reassessments still disputed and intends to rely on these arguments in the ensuing litigation.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

7.3 Balance sheet tax position

The balance sheet tax position breaks down as follows by type of temporary difference:

	At
(in millions of euros)	December 31, 2004	December 31, 2003
Early retirement plan	1,190	1,282
Impairment of long-lived assets	197	80
Temporarily non-deductible provisions and tax loss carryforwards	9,074	8,377
Other deferred tax assets	596	447
Excess tax depreciation and regulated provisions	(270)	(358)
Other deferred tax liabilities	(123)	(120)
Valuation allowance and discounting	(2,320)	(2,841)

Sub-total France Telecom SA tax consolidation group	8,344	6,867

- Tax loss carryforwards	-	2,335
- Other	-	(418)
Orange SA tax consolidation group(1)	-	1,917

- Tax loss carryforwards	-	351
- Other	-	(2)
Wanadoo SA tax consolidation group(1)	-	349

Other subsidiaries	(280)	(241)

Deferred taxes of the France Telecom group (net of valuation allowances of €5,255 million at December 31, 2004 and €5,721 million at December 31, 2003)	8,064	8,892
(1)	The Orange and Wanadoo tax consolidation groups have been included in the France Telecom tax consolidation group since January 1, 2004.

Apart from the amounts relating to the new France Telecom SA tax consolidation group, the valuation allowance and discounting provision relating to deferred tax assets primarily concern the tax loss carryforwards of foreign subsidiaries, in an amount of €2,935 million. The Group’s net position is presented as follows in the balance sheet:

	At
(in millions of euros)	December 31, 2004	December 31, 2003
Long-term net deferred tax assets	7,118	7,927
Short-term net deferred tax assets	1,431	1,429
Long-term net deferred tax liabilities	(200)	(230)
Short-term net deferred tax liabilities	(285)	(234)

Total	8,064	8,892

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

NOTE 8 - GOODWILL RELATING TO CONSOLIDATED SUBSIDIARIES

The principal goodwill items arising from fully or proportionally consolidated subsidiaries are as follows:

	At
	December 31, 2004			December 31, 2003	December 31, 2002
(in millions of euros)	Cost(1)	Accumulated amortization	Net book value	Net book value	Net book value

Orange	26,510	(6,243)	20,267	21,475	21,499

Orange PCS	19,991	(4,389)	15,602	16,841	19,342
Orange SA(2)	3,421	(234)	3,187	3,134	400
Orange Communications SA (Switzerland)	2,466	(1,253)	1,213	1,277	1,452
Other Orange(3)	632	(367)	265	223	305

Equant	4,573	(4,573)	0	514	655

Wanadoo	3,796	(1,390)	2,406	1,771	2,843

France Telecom SA (formerly Wanadoo SA and Wanadoo France)(4)	1,294	(101)	1,193	–	–
Wanadoo UK	1,710	(730)	980	1,041	1,683
Wanadoo España(5)	0	0	0	350	458
PagesJaunes	198	(64)	134	232	247
QDQ Media (formerly Indice Multimedia)	358	(292)	66	70	313
Other Wanadoo	236	(203)	33	78	142

TP Group(6)	3,380	(704)	2,676	1,773	2,195

Uni2(5)	718	(444)	274	0	0
JTC	340	(222)	118	130	141
Mauritius	141	(141)	0	0	160
Other(3)	411	(346)	65	175	182

Total	39,869	(14,063)	25,806	25,838	27,675

(1)	Goodwill in foreign currency is converted at the year-end rate.

(2)	Including €221 million in goodwill resulting from the tender offer followed by the compulsory purchase procedure and the liquidity contract.

(3)	Including goodwill relating to Dutchtone Group BV included under “Other” in 2003 and presented on the “Other Orange” line at December 31, 2004.

(4)	Including €1,238 million arising on the acquisition of minority interests in Wanadoo SA in 2004 and €56 million for prior years relating to Wanadoo SA and Wanadoo France. Goodwill arising on these two companies in 2002 and 2003 is presented on the Wanadoo line.

(5)	Goodwill relating to Wanadoo España was transferred to Uni2 further to the merger of Wanadoo España into Uni2 at December 31, 2004.

(6)	Including, at December 31, 2004, €829 million (gross value), and €(178) million in accumulated amortization charged since the date of acquisition in respect of the consolidation of Tele Invest and Tele Invest II at January 1, 2004 (see Notes 2 and 3).

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

Movements in the net book value of goodwill are as follows:

	Year ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Opening balance	25,838	27,675	34,963
Acquisitions(1)	1,488	2,893	850
Divestitures(2)	(309)	(55)	(95)
Effect of consolidating Tele Invest and Tele Invest II(3)	699	–	–
Effect of fully consolidating TP Group	–	–	2,564
Amortization	(1,786)	(1,643)	(2,233)
Exceptional amortization	(519)	(850)	(5,247)
Translation adjustment	423	(2,172)	(2,733)
Reclassifications and other	(28)	(10)	(394)

Closing balance	25,806	25,838	27,675
(1)	Including, in 2004: the purchase of Wanadoo SA shares generating goodwill of €1,238 million, and the acquisition of Orange SA shares further to the tender offer and compulsory purchase procedure and the related liquidity contract, giving rise to goodwill of €221 million.

(2)	Including, in 2004: €222 million relating to the sale of Orange Denmark, further to the transfer to Orange Denmark of a portion of the goodwill relating to OPCS, and €85 million relating to the flotation of 36.93% of PagesJaunes’ capital.

(3)	Including, at January 1, 2004: €829 million (gross value) and €(130) million in accumulated amortization charged since the date of acquisition up to December 31, 2003 in connection with the consolidation at January 1, 2004 of Tele Invest and Tele Invest II (see Notes 2 and 3).

The goodwill amortization charges (excluding exceptional amortization) relating to fully or proportionally consolidated companies are as follows:

	Year ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Orange(1)	(1,348)	(1,194)	(1,300)
Orange PCS	(1,057)	(1,030)	(1,133)
Other Orange(1)	(291)	(164)	(167)

Equant / Global One(2)	(15)	(33)	(492)

Wanadoo	(245)	(256)	(256)

TP Group(3)	(153)	(132)	(99)

Other(1)	(25)	(28)	(86)

Total	(1,786)	(1,643)	(2,233)
(1)	Including amortization of goodwill relating to Dutchtone Group BV, included under “Other” in 2003 and presented on the “Other Orange” line at December 31, 2004.

(2)	Excluding exceptional amortization.

(3)	Fully consolidated since April 1, 2002.

In the first half of 2004, goodwill relating to Equant was written down in full by way of an exceptional amortization charge of €519 million (€519 million group share). In addition, an impairment charge was taken on Equant’s tangible and intangible assets in the second half of 2004. The impairment charge - allocated in proportion to the net book values of the underlying assets – was recognized for a total amount of €483 million (261 million group share) (see Notes 6, 9 and 10).

At December 31, 2003, goodwill was written down by way of exceptional amortization as follows: Freeserve in the amount of €447 million (€318 million group share), reducing the company’s net book value at the year-end exchange rate to €782 million group share; QDQ Media in the amount of €245 million (€174 million group share), reducing the company’s net book value to €17 million group share; Mauritius Telecom in the amount of €143 million group share, reducing the net book value of Mauritius Telecom and its subsidiaries at the year-end exchange rate to €86 million at December 31, 2003.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

At December 31, 2002, goodwill generated on the successive acquisitions of Global One and Equant was written down by way of an exceptional amortization charge in the amount of €4,244 million, and goodwill relating to Radianz was also written down (see Note 11), representing a charge of €4,375 million (€4,300 million group share). Consequently, Equant’s book value - translated into euros at the year-end exchange rate - was reduced to €1,570 million (group share) at December 31, 2002.

Goodwill relating to Orange Communications SA was written down by way of exceptional amortization in the amount of €872 million (€872 million group share). This brought its group share book value to €2,321 million (including current accounts) at December 31, 2002. An exceptional write-down was also recorded in relation to JTC in the amount of €131 million (€115 million group share), bringing its book value – translated into euros at the 2002 year-end exchange rate – to €309 million, group share.

Translation adjustments result from the recording in foreign currency of goodwill relating to non-euro zone companies. The translation adjustments recorded in 2004 related mainly to the impact of exchange rate fluctuations in the pound sterling €42 million and Polish zloty €357 million against the euro.

Translation adjustments recorded in 2003 were primarily due to the impact of exchange rate fluctuations in the pound sterling (€1,592 million), the Polish zloty (€311 million), the Swiss franc (€96 million), and the US dollar (€108 million) against the euro.

Translation adjustments recorded in 2002 were primarily due to the impact of exchange rate fluctuations in the pound sterling (€1,492 million), the US dollar (€961 million) and the Polish zloty (€270 million) against the euro.

NOTE 9 - OTHER INTANGIBLE ASSETS

	At
	December 31, 2004			December 31, 2003	December 31, 2002
(in millions of euros)	Cost	Accumulated amortization	Net book value	Net book value	Net book value

Telecommunications licenses	9,269	(1,223)	8,046	8,514	9,309
Patents and rights of use	493	(313)	180	259	432
Trademarks	4,473	(153)	4,320	4,404	4,811
Subscriber base	3,341	(109)	3,232	3,204	3,560
Other intangible assets	510	(384)	126	173	299

Total	18,086	(2,182)	15,904	16,554	18,411

Movements in the net book values of telecommunication licenses, trademarks and subscriber bases between December 31, 2003 and December 31, 2004 were mainly due to exchange rate fluctuations (see below) and to the amortization of UMTS licenses.

Movements in the net book values of other intangible assets were as follows:

	Year ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002

Opening balance	16,554	18,411	16,189
Acquisitions of UMTS licenses	–	–	134
Acquisitions of other intangible assets	72	77	107
Impact of acquisitions and divestitures (see Note 3)	(140)	(35)	1,957
Divestments	(2)	(8)	(25)
Amortization and provisions	(550)	(354)	(368)
Impairment of Equant intangible assets(1)	(229)	–	–
Translation adjustment	195	(1,507)	(1,344)
Reclassifications and other	4	(30)	(239)

Closing balance	15,904	16,554	18,411
(1)	At December 31, 2004, France Telecom booked an impairment charge against Equant intangible assets in an amount of €229 million, allocated in proportion to the net book values of the underlying assets (see Notes 6, 8 and 10).

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

At December 31, 2004, “Telecommunications licenses” primarily related to the net book value of UMTS and GSM mobile network operating licenses in the United Kingdom (€6.1 billion), in France (€0.6 billion), in Poland (€0.5 billion) and in the Netherlands (€0.4 billion).

The UMTS licenses to operate mobile networks are amortized on a straight-line basis from the date on which the network is technically ready to market services. Amortization therefore commenced in the United Kingdom on March 1, 2004 and in France on April 1, 2004. The total amount of amortization charged at December 31, 2004 in relation to these licenses was €272 million for the United Kingdom and €27 million for France.

At the Orange PCS level, given the extremely close technical and commercial links between the second and third generation services offerings, impairment tests on the UMTS license in the UK consisted of comparing the net book value of second and third generation intangible assets and property, plant and equipment with the expected cash flows over the remaining life of the UMTS license (see Note 2). These tests did not reveal the need for an impairment charge.

The GSM license granted to Orange France for a period of 15 years from March 25, 1991 expires in March 2006.

On March 25, 2004, Orange France SA received a letter from the French Telecommunications Ministry setting out the main terms and conditions applicable to the renewal of the company’s GSM license as from March 26, 2006, the license renewal date. Within the framework set out by the Telecommunications Ministry, Orange France SA will pay a fixed annual fee of €25 million plus a variable amount representing 1% of Orange France’s future GSM sales, for a period of 15 years as from March 26, 2006. All of the terms and conditions relating to the GSM license renewal are currently under discussion with the French Telecommunications Regulation Authority (ART) and the final provisions are expected to be confirmed during 2005.

“Patents and rights of use” include mainly patents and cable usage rights.

Net “Trademarks” relates mainly to the Orange trademark for an amount of €4,001 million, TP Group trademarks for €195 million and Equant trademarks for €124 million, after the €89 million impairment charge recognized in 2004.

The net “Subscriber base” item relates mainly to Orange in the United Kingdom for €1,696 million, TP Group in Poland for €1,052 million, and Equant for €150 million, after the € 109 million impairment charge recognized in 2004.

The translation adjustment for 2004 primarily concerns the impact of pound sterling exchange rate changes on intangible assets in the United Kingdom €10 million, the impact of Polish zloty exchange rate changes on intangible assets in Poland €227 million and the negative impact of the US dollar exchange rate changes on intangible assets in the United States (€40 million).

The translation adjustment for 2003 primarily concerns the negative impact of pound sterling exchange rate changes on intangible assets in the United Kingdom (€1,034 million), the negative impact of Polish zloty exchange rate changes on intangible assets in Poland (€256 million) and the negative impact of the weaker US dollar against the euro (€122 million).

The translation adjustment for 2002 related mainly to the impact of changes in pound sterling exchange rates on intangible assets in the United Kingdom.

The impact of acquisitions and divestitures in 2004 relates mainly to the sale of Orange Denmark, representing €125 million.

In 2002, the impact of acquisitions and divestitures related mainly to the initial full consolidation of TP Group for an amount of €1,993 million and the divestiture of TDF for €39 million.

NOTE 10 - PROPERTY, PLANT AND EQUIPMENT

	At
	December 31, 2004			December 31, 2003	December 31, 2002
(in millions of euros)	Cost	Accumulated depreciation	Net book value	Net book value	Net book value

Land and buildings	11,248	(5,875)	5,373	5,899	6,129
Switching and transmission equipment	24,038	(19,372)	4,666	5,563	7,622
Cables and public infrastructure	24,851	(15,985)	8,866	9,056	10,730
Other network equipment	13,391	(7,082)	6,309	6,147	6,683
Computer and terminal equipment	9,556	(6,339)	3,217	3,214	3,543
Other tangible assets	2,693	(2,090)	603	756	1,561

Total	85,777	(56,743)	29,034	30,635	36,268

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

Changes in the net book value of property, plant and equipment are as follows:

	Year ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Opening balance	30,635	36,268	31,728
Acquisitions of property, plant and equipment(1)	5,111	5,009	7,421
Impact of acquisitions and divestitures(2)	(250)	(1,100)	6,738
Sale of real estate	–	(381)	98
Retirements and other sales	(145)	(130)	(334)
Depreciation and provisions	(6,887)	(7,184)	(7,542)
Impairment of Equant tangible assets(3)	(254)	–	–
Translation adjustment(4)	810	(1,801)	(1,598)
Reclassifications and other	(14)	(46)	(243)

Closing balance	29,034	30,635	36,268

(1)	Including €48 million financed through capital leases at December 31, 2004.

(2)	Primarily representing: in 2004 the sale of Orange Denmark; in 2003, the sale of Casema (€676 million), and Salvador (€399 million), as well as the sale of 389 buildings (€419 million); in 2002, the full consolidation of TP Group (€7.4 billion), and the divestiture of the TDF sub group (€672 million).

(3)	At December 31, 2004, France Telecom booked an impairment charge against Equant tangible assets in an amount of €254 million, allocated in proportion to the net book values of the underlying assets (see Notes 6 and 9).

(4)	The translation adjustments in 2004 related mainly to movements in the Polish zloty, the pound sterling and the US dollar against the euro totaling €829 million, €5 million and €(33) million, respectively at December 31, 2004. The translation adjustments in 2003 related mainly to movements in the Polish zloty, the pound sterling and the US dollar against the euro totaling €(975) million, €(288) million and €(163) million, respectively at December 31, 2003. The translation adjustments for the year ended December 31, 2002 related mainly to movements in the Polish zloty, the pound sterling and the US dollar against the euro.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

NOTE 11 - INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

11.1 Carrying value of equity accounted investments

The carrying values of France Telecom’s investments in affiliates are as follows (in millions of euros):

Company	Main activity	% control Dec. 31, 2004	December 31, 2004	December 31, 2003	December 31, 2002

Tower Participations SAS(1)	Broadcasting and audiovisual transmission	36.00	93	86	100

Wind Infostrada(2)	Telephone operator in Italy	–	0	0	1,596

Bitco/TA Orange Company Ltd(3)	Mobile telephone operator in Thailand	–	–	0	406

Radianz(4)	Equant subsidiary	–	0	47	97

Eutelsat(5)	Satellite organization	–	0	0	350

BlueBirds Participations France(6)	Satellite organization	20.0	52	52	0

Other			29	20	15

Total			174	205	2,564
(1)	Tower Participations SAS, a holding company for TDF, has been accounted for under the equity method since December 31, 2002 following France Telecom’s purchase of a stake in the company.

(2)	France Telecom sold its 26.58% stake in Wind in July 2003 (see Note 3).

(3)	On September 29, 2004, France Telecom reduced its interest in Bitco from 49% to 10%. At December 31, 2003, following a reassessment of the fair value of its shares, France Telecom wrote down the net book value of its Bitco equity-accounted shares to zero (see Notes 3 and 12).

(4)	Equant sold its 49% interest in Radianz to Reuters on October 21, 2004 (see Note 3).

(5)	Eutelsat was accounted for under the equity method from January 1, 2002. The majority of this holding was sold in 2003 (see Note 3). The residual interest held by TP Group was sold in 2004.

(6)	BlueBirds Participations France, which holds 23.1% of Eutelsat, has been accounted for under the equity method since May 1, 2003 following France Telecom’s purchase of a 20% stake in its capital (see Note 3).

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

11.2 Changes in the net book value of investments accounted for under the equity method

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Opening balance	205	2,564	8,912
Investments in affiliates, including share capital increases	0	87	260
Transfer to investment securities(1)	–	(34)	(51)
Net provision for impairment of equity-accounted investments(2)	–	(100)	(1,711)
Wind shareholder advance	–	32	–
Impact of acquisitions, divestitures and reclassifications(3)	(33)	(1,828)	(4,039)
Equity in net income/(loss) of affiliates	4	(168)	(367)
Goodwill amortization(4)	(2)	(34)	(119)
Exceptional amortization of goodwill(5)	–	(287)	(131)
Dividends received	(2)	(2)	(2)
Translation adjustment(6)	2	(25)	(188)

Closing balance	174	205	2,564
(1)	In 2003: TP Group’s stake in Eutelsat was reclassified to investment securities. In 2002, the interest held in Pramindo for €(42) million and in Technocom for €(9) million were reclassified to investment securities.
(2)	Primarily including for 2003, €(73) million relating to Bitco and TA Orange Company Ltd and €(33) million relating to Wind. For 2002, €(1,695) million relating to Wind and €(15) million relating to Novis.
(3)	Reflecting, in 2004: the sale of Radianz for €(52) million in October, the purchase of an additional 50% interest in SG EuroDirectory for €13 million in November, the reclassification of the negative value of Clix and Novis shares to a provision for €5 million; in 2003: the sale of Wind for €(1,537) million and Eutelsat for €(359) million; and in 2002: the effect of fully consolidating the Polish entities TP SA and PTK Centertel as from April 1, 2002 for €(4,552) million, the first-time consolidation of Eutelsat for €280 million and the deconsolidation of TPS further to its sale, for €67 million.
(4)	Including in 2003, a €(23) million charge relating to Wind and in 2002, €(47) million relating to Wind, €(31) million relating to TP Group and €(17) million relating to Bitco.
(5)	In 2003, €(287) million relating to Bitco and in 2002, €(131) million relating to Radianz.
(6)	Including, for 2002: €(122) million relating to TP SA before it was fully consolidated on April 1, 2002, and €(25) million relating to Bitco and TA Orange Company Ltd.

11.3 Goodwill related to investments accounted for under the equity method

At December 31, 2004, the net book value of the major goodwill items was as follows:

	At
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Wind(1)	–	–	823
Radianz(2)	–	0	0
Bitco/TA Orange Company Ltd(3)	–	0	300
Other(4)	12	2	–

Total	12	2	1,123
(1)	Company sold during 2003 (see Note 3).
(2)	Company sold during 2004 (see Note 3).
(3)	The goodwill on Bitco/TA Orange Company Limited was fully amortized in 2003.
(4)	Acquisitions of shares in other companies gave rise to goodwill of €12 million in 2004.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

11.4 Income/(loss) from companies accounted for under the equity method

	Year ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
TP SA(1)	–	–	6
Eutelsat(2)	–	24	70
Bitco / TA Orange Company Ltd(3)	–	(68)	(80)
Wind(2)	–	(70)	(305)
Tower Participations SAS	7	(13)
Radianz(3)	5	(36)
Clix	(3)
Novis	(6)	(5)
Other	1	0	(58)

Total	4	(168)	(367)
(1)	For three months in 2002 (fully consolidated from April 1, 2002) - see Note 3.

(2)	Companies sold during 2003 (see Note 3).

(3)	Companies sold in full or in part in 2004 (see Note 3).

NOTE 12 - OTHER INVESTMENT SECURITIES

France Telecom’s main investments in non-consolidated companies are as follows:

		At
	December 31, 2004				December 31, 2003	December 31, 2002
(in millions of euros)	% interest	Cost	Provisions for impairment in value	Net book value	Net book value	Net book value
Bull SA and other instruments	10.1	445	(398)	47	0	0
Sprint PCS		–	–	–	–	0
MobilCom	28.3	0	0	0	0	267

Main listed companies		445	(398)	47	0	267

FT1CI	21	216	0	216	462	462
Satellite organizations(1)	5.4	67	(3)	64	98	94
Optimus (Portugal)	20.2	142	0	142	112	112
ONE GmbH (formerly Connect Austria)	17.5	225	(127)	98	95	90
Bitco (Thailand)	10.0	0	0	0	–	–
Noos		0	0	–	0	0

Main unlisted companies		650	(130)	520	767	758

Other		342	(149)	193	278	393

Total		1,437	(677)	760	1,045	1,418

(1)	Intelsat (5.44%) in 2004; Intelsat, Inmarsat and Eutelsat (TP Group’s interest) in 2003; Inmarsat and Intelsat in 2002.

BULL

On December 5, 2003, France Telecom sold all of its OCEANEs (bonds convertible or exchangeable for new or existing shares) in the IT group Bull, for a total amount of €9.8 million, adjustable under an earn-out clause. The gross value of these bonds totaled €32.8 million and was provided in full. The corresponding capital gain was recognized in the statement of income in 2004 as the sale contained a suspensive clause based on the implementation of Bull’s restructuring plan. In March 2004, the resale of the OCEANEs by the purchaser led France Telecom to receive additional proceeds of €1.8 million.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

As part of Bull’s financial restructuring plan and in accordance with its support thereof announced in 2003, France Telecom invested €6.9 million in a share issue carried out by Bull. Further to these transactions, France Telecom’s interest in Bull has been increased to 10.1%.

Based on the outlook for Bull’s continuing activity, this stake is now recorded in France Telecom’s balance sheet at its market value of €47.4 million at December 31, 2004.

Sprint PCS

On June 20, 2003, France Telecom sold its 5.5% interest in the US-based telecommunications operator, Sprint PCS, for an amount of US$ 330 million (€286 million). The pre-tax capital gain arising on this sale, net of exchange rate fluctuation, amounted to €19 million.

MobilCom

France Telecom’s interest in MobilCom was reclassified in other investment securities in 2002 for its value under equity accounting which had been written down to zero in 2001 (see description of France Telecom’s relations with MobilCom set out in Note 22.5). The interest in MobilCom is included under “Investments in non-consolidated companies” as France Telecom has no representatives on MobilCom’s Management bodies.

FT1CI/ST Microelectronics

At January 1, 2004, France Telecom held 36.2 % of FT1CI, with the remaining stake held by Areva. FT1CI itself held 50% of STMicroelectronics Holding (“STH”), with the rest of that company’s capital held by the Italian-based Finmecanica. STH in turn held a 34.5% stake in STMicroelectronics N.V. (“STM”). France Telecom therefore had a total indirect interest in STM of approximately 6.3%.

On March 9, 2004, France Telecom redeemed all bonds exchangeable for STM shares which were due to mature on December 17, 2004 (see Note 17). On December 3, 2004, STH carried out a block sale on behalf of France Telecom of the 30 million STM shares initially underlying these bonds. France Telecom therefore indirectly sold the entirety of its available holding in STM at that date, representing 3.3% of STM’s capital. As part of this sale, FT1CI bought back from France Telecom 19.3% of its own capital, corresponding to the STM shares indirectly sold by France Telecom.

Therefore, at December 31, 2004, France Telecom held 21% of FT1CI, corresponding to 26.42 million STM shares underlying bonds redeemable for STM shares maturing on August 6, 2005 (see Note 28).

Satellite organizations

New Skies Satellites (NSS)

On November 2, 2004, NSS, which is 2.9%-owned by France Telecom, sold all of its assets and liabilities to the Blackstone group, having received the approval of its shareholders. The sale agreement provides that the sale price must be fully paid over to NSS’s shareholders. France Telecom’s portion of this amount totaled US$27 million (€22 million). 95% of the sale price was paid on November 16, 2004, representing €21 million and the balance is due to be paid to the shareholders in February 2005. The pre-tax gain on this sale amounted to €3 million.

Intelsat

On August 16, 2004, Intelsat – 5.4%-owned by France Telecom – entered into an agreement with Zeus Holdings (“Zeus”), held by financial funds, providing for a merger between the two companies and the simultaneous withdrawal of Intelsat’s shareholders from the company’s capital through the cancellation of their shares at a price of US$18.75 per share. This agreement was approved by Intelsat’s shareholders in the shareholders’ meeting held on October 20, 2004. On January 28, 2005, Intelsat announced the finalization of its merger with Zeus (see Note 31).

Inmarsat

On December 31, 2003 France Telecom sold its 5.3% interest in Inmarsat for US$79 million (€64 million). The pre-tax gain on this sale amounted to €35 million.

Eutelsat

On September 27, 2004, TPSA sold its 2,34 % interest in Eutelsat. The pre-tax gain on this sale amounted to €23 million.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

Optimus (Portugal)

OPTIMUS is not consolidated as Orange holds only 10.09% of its voting rights.

Bitco (Thailand)

On September 29, 2004, Orange reduced its interest in Bitco from 49% to 10% (see Notes 3 and 28).

Noos

At the beginning of 2003, under NTL’s restructuring plan (see above), NTL securities amounting to €125 million - received by France Telecom following its sale of Noos shares - were cancelled in exchange for the 27% stake NTL held in Noos since the 2001 sale, which were pledged for the benefit of France Telecom. At December 31, 2003, the present value of these shares, based on a multi-criteria valuation approach, was zero and therefore France Telecom wrote down its interest in the company in full.

At December 31, 2004, France Telecom sold all of its Noos shares and the related provision was written back in full.

Pramindo Ikat

On December 31, 2004, France Telecom sold all of its shares in the non-consolidated company, Pramindo Ikat. The capital gain on this sale amounted to €50 million.

NOTE 13 - TRADE ACCOUNTS RECEIVABLE, LESS PROVISIONS

The main change in this item in 2004 was due to the consolidation of the Group’s securitization vehicles at January 1, 2004 (see Note 2).

At December 31, 2004, the gross value of trade accounts receivable was €7,975 million. Provisions set aside in respect of this item amounted to €1,376 million (€1,325 million at December 31, 2003 and €1,625 million at December 31, 2002), representing a net trade receivables amount of €6,599 million. Provisions are based on an individual or statistical assessment of the risk of non-recovery (see Note 2).

As regards assets covered by commitments, at December 31, 2004, outstanding sold receivables amounted to €2,870 million (see Note 28.3).

NOTE 14 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

This item primarily includes:

■	At December 31, 2004, deductible VAT (€1.5 billion), borrowing issuance costs to be amortized and bond redemption premiums (€0.2 billion), prepaid expenses relating both to operating activities (€0.5 billion) and to financial items (€0.2 billion).

■	At December 31, 2003, deductible VAT (€1.3 billion), borrowing issuance costs to be amortized and bond redemption premiums (€0.3 billion), prepaid expenses relating both to operating activities (€0.4 billion) and to financial items (€0.3 billion). NTL debt securities received by France Telecom included under this heading at December 31, 2002 were cancelled as a result of the exchange of the 27% stake in Noos owned by NTL since the 2001 sale.

■	At December 31, 2002, deductible VAT (€1.4 billion), income tax advances (€0.3 billion), borrowing issuance costs to be amortized (€0.3 billion), prepaid expenses relating both to operating activities (€0.5 billion) and to financial items (€0.2 billion). At the same date, prepaid expenses and other current assets also included €125 million corresponding to NTL debt securities, net of related provisions, following payment received from Morgan Stanley Dean Witter Private Equity.

NOTE 15 - DEFERRED INCOME

Deferred income notably includes:

■	At December 31, 2004, amounts of sales of products and services billed in advance, such as telephone subscriptions, line rentals and phonecards (€1.9 billion), advertising revenue from telephone directories (€0.5 billion), and civil engineering services relating to the transfer of cable networks (€0.5 billion).

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

■	At December 31, 2003, amounts of sales of products and services billed in advance, such as telephone subscriptions, line rentals and phonecards (€1.5 billion), advertising revenue from telephone directories (€0.5 billion), and civil engineering services relating to the transfer of cable networks (€0.6 billion).

■	At December 31, 2002, amounts of sales of products and services billed in advance, such as telephone subscriptions, line rentals and phonecards (€1.3 billion), advertising revenue from telephone directories (€0.3 billion), and civil engineering services relating to the transfer of cable networks (€0.6 billion).

NOTE 16 -	GROSS BORROWINGS, CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

16.1 Schedule of gross borrowings, cash and cash equivalents and marketable securities

The following table provides a breakdown by category and year of maturity of gross borrowings, cash and cash equivalents and marketable securities, excluding accrued interest and after taking into consideration the impact of currency swaps. The maturity dates take into account changes occurring after the year-end.

(in millions of euros)		Maturities
	Note	2005	2006	2007	2008	2009	2010 and beyond	Total over one year	At Dec. 31, 2004	At Dec. 31, 2003	At Dec. 31, 2002
Long-term borrowings
Bonds	17	4,947	3,760	3,427	5,075	3,879	15,951	32,092	37,039	44,485	53,286
Capital leases(1)		69	71	101	60	68	463	763	832	355	420
Other long-term borrowings(2)		2,462	1,537	970	271	182	211	3,171	5,633	2,981	6 687

Total		7,478	5,368	4,498	5,406	4,129	16,625	36,026	43,504	47,821	60 393

Short-term borrowings
Bank loans		75	–	–	–	–	–	–	75	197	8,024
Accrued interest on perpetual bonds redeemable for shares (TDIRA)		548	–	–	–	–	–	–	548	253	–
Treasury bills		1,293	–	–	–	–	–	–	1,293	2	1,058
Bank overdrafts		346	–	–	–	–	–	–	346	973	1,273
Other short-term borrowings		1,624	–	–	–	–	–	–	1,624	145	135

Total		3,886							3,886	1,570	10,490

Total gross borrowings	A	11,364	5,368	4,498	5,406	4,129	16,625	36,026	47,390	49,391	70,883

Marketable securities(3)	19	249	–	–	–	–	–	–	249	1,874	45
Cash and cash equivalents	19	3,203	–	–	–	–	–	–	3,203	3,350	2,819

Total cash and cash equivalents and marketable securities	B	3,452	–	–	–	–	–	–	3,452	5,224	2,864

Total gross borrowings, net of cash and cash equivalents and marketable securities at year-end	A-B	7,912	5,368	4,498	5,406	4,129	16,625	36,026	43,938	44,167	68,019

(1)

At December 31, 2004, including €495 million relating to the payments outstanding under Orange’s capital lease in the UK (€23 million at December 31, 2003). In the second half of 2004, Orange in the United Kingdom received a total of €462 million relating to amounts deposited with UK financial institutions representing the net present value of its commitments under its 1997 capital lease. Previously, this resulted in

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

the offset of the deposit amount and the capital lease obligation, as the operation was similar in substance to an early extinguishment of capital lease commitments. The “in substance defeasance operations” relating to capital leases entered into in 1995 by Orange in the UK remain in force at December 31, 2004 (see Note 28).

(2)	Primarily including bank loans that were long-term and medium-term from inception, and the long-term portion of current accounts of minority associates in subsidiaries. This line includes ETMN (Euro Medium Term Notes) issued in 2004 for a total amount of €3.5 billion.
(3)	Including short-term investments in mutual funds (“SICAV de trésorerie” and “Fonds communs de placement”) amounting to €238 million at December 31, 2004 and €1,839 million at December 31, 2003, representing a decrease of €1,601 million year-on-year.

The consolidation of securitization vehicles (see Note 2) at December 31, 2004 had the following impact on borrowings:

-	an increase of €1,460 million in “Other short-term borrowings”,

-	an increase of €41 million in cash and cash equivalents.

The consolidation of Tele Invest and Tele Invest II (see Note 2) and the purchase by Cogecom on October 12, 2004 of TP SA shares held by Tele Invest for an amount of €1,902 million had the following impact on borrowings:

-	an increase of €2,155 million in gross borrowings further to the consolidation of Tele Invest and Tele Invest II at January 1, 2004 (no impact on cash),

-	the repayment by Tele Invest of its €1,902 million debt (cash impact).

At December 31, 2004, Tele Invest II’s borrowings amounted to €349 million.

Breakdown of gross borrowings, net of cash and cash equivalents and marketable securities by maturity (in millions of euros)
December 31, 2004		December 31, 2003

		Before end-December 2004	5,403
Between January and December 2005	7,912	Between January and December 2005	8,415
Between January and December 2006	5,368	Between January and December 2006	4,192
Between January and December 2007	4,498	Between January and December 2007	2,834
Between January and December 2008	5,406	Between January and December 2008	5,282
Between January and December 2009	4,129	January 2009 and beyond	18,041
January 2010 and beyond	16,625

Total	43,938	Total	44,167

At December 31, 2004, the weighted average interest rate of France Telecom’s gross borrowings, net of cash and cash equivalents and marketable securities was 6.58% (7.05% in 2003).

Covenants

The covenants on France Telecom’s borrowings and credit lines are presented in Note 20.4.

In addition, France Telecom has negotiated cash collateral agreements which may result in monthly payments to various banks, representing the mark-to-market impact of all off-balance sheet operations with these banks. France Telecom has issued borrowings denominated in foreign currencies (USD, CHF, JPY, GBP) which were generally swapped for euros. In 2004, the rise of the euro resulted in a decrease in the market value of off-balance sheet currency hedges, leading to an increase in amounts paid for cash collateral to €1,129 million in 2004 (€910 million in 2003). These amounts are included under “Other long-term assets” (see Note 28.2.4).

Certain investments and other assets held by the Orange Group have been pledged to, or used as collateral for, financial institutions to cover bank loans and credit lines (see Note 28).

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

16.2 Gross borrowings, cash and cash equivalents and marketable securities by currency

The table below provides details of France Telecom’s gross borrowings by currency, net of cash and cash equivalents and marketable securities, excluding accrued interest and taking into account the effect of currency swaps. France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore, the exposure of subsidiaries to foreign currency risk on their commercial transactions is limited (see Note 20.2).

Breakdown of gross borrowings vis à vis third parties, net of cash and cash equivalents and marketable securities by currency

(equivalent value in millions of euros at the year-end exchange rate)
	FT SA	TP Group	Other		Total
EUR	36,244	258	1,580	(1)	38,082
USD	220	16	(260)		(24)
GBP	1,643	-	844	(2)	2,487
PLN	495	1,667	-		2,162
Other currencies	1,258	-	(27)		1,231

Total	39,860	1,941	2,137	(3)	43,938

(1)	Including the impact of consolidating the securitization vehicles of France Telecom SA (€787 million) and Orange France (€371 million).
(2)	Including the impact of consolidating the securitization vehicle of Orange UK (€261 million).
(3)	Including €1,133 million relating to Orange.

NOTE 17 - BONDS

The table below provides an analysis of bonds by issuer:

(in millions of euros)	Note	December 31, 2004	December 31, 2003	December 31, 2002
France Telecom SA – bonds convertible, exchangeable or redeemable into shares	17.1	1,592	6,838	11,192
France Telecom SA – other bonds	17.1	33,264	35,072	38,351
TP Group	17.2	2,112	2,021	2,559
Other issuers(1)		71	554	1,184

Total bonds		37,039	44,485	53,286

(1)	Including Orange: €29 million at December 31, 2004, €512 million at December 31, 2003, and €1,140 million at December 31, 2002.

17.1 France Telecom SA

The tables below give details of outstanding bonds at December 31, 2004 issued by France Telecom SA, excluding accrued interest and before taking into account the impact of interest or currency swaps:

Bonds convertible, exchangeable or redeemable into shares

(in millions of euros)						Year ended
Currency	Amount issued(1)		Original maturity	Interest rate (%)		December 31, 2004	December 31, 2003	December 31, 2002
EUR	3,082	(2)	2003	2.500	(2)	-	-	3,082
FRF	13,322	(3)	2004	2.000	(3)	-	2,030	2,030
EUR	623	(4)	2004	4.125	(4)	-	-	623
EUR	1,523	(5)	2004	1.000	(5)	-	1,523	1,523
EUR	3,492	(6)	2005	4.000	(6)	-	2,843	3,492
EUR	442	(7)	2005	6.750	(7)	442	442	442
EUR	1,150	(8)	2009	1.600	(8)	1,150	-	-

Total bonds convertible, exchangeable or redeemable into shares						1,592	6,838	11,192

(1)	In millions of currency.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

(2)	Bond redeemed in cash in February 2003.

(3)	Bond with a face value of €800 convertible into France Telecom shares between December 7, 1999 and January 1, 2004 at a ratio of 12.17 France Telecom shares per bond, i.e. a conversion price of €65.735 per share, subject to adjustment. On April 1, 2004, France Telecom SA redeemed the total amount outstanding on this bond convertible into France Telecom shares at par.

(4)	Bond with a face value of €1,000, exchangeable for Panafon shares between January 8, 2000 and November 29, 2004 at a ratio of 69.9574 shares per bond, i.e. a conversion price of €14.29 per share. On July 22, 2003, France Telecom proceeded with an early redemption of these bonds at par.

(5)	Bond with a face value of €1,000, exchangeable for STMicroelectronics shares at a ratio of 19.6986 STMicroelectronics shares per bond, i.e. a conversion price of €50.765 per share, subject to adjustment. On March 9, 2004, France Telecom SA proceeded with an early redemption of all of these bonds at par through a cash payment.

(6)	Bond with a face value of €1,000, exchangeable for France Telecom shares at a ratio of 17.2944 France Telecom shares per bond, i.e. a conversion price of €57.82 per share, subject to adjustment. On December 13, 2004, France Telecom redeemed all of these bonds at par in advance of term.

(7)	Bond with a face value of €20.92 redeemable in STMicroelectronics shares between January 2, 2004 and July 27, 2005.

(8)	Bond with a face value of €2,581 convertible or exchangeable into new or existing France Telecom shares (OCEANE) from October 20, 2004 at a rate of 100 France Telecom shares per bond, i.e. a conversion price of €25.81 per share, subject to adjustment.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

Other bonds

(in millions of euros)				Year ended
Currency	Amount issued(1)	Maturity	Interest rate	December 31, 2004	December 31, 2003
EUR	1,000	2005	6.125	990	990
EUR	2,750(4)	2005	5.000	2,466	2,466

GBP	500	2005	7.000	497	497

FRF(5)	2,000	2005	4.800	305	305

FRF(5)	1,000(2)	2005	1.000	146	152

CHF	1,000(4)	2006	4.500	432	428

USD	2,000(4)	2006	7.200	1,468	1,584

FRF(5)	4,500	2006	6.250	686	686

FRF(5)	6,000	2007	5.750	907	907

EUR	1,000	2007	6.000	1,000	1,000

EUR(6)	1,000	2007	3-month Euribor +0.250%	1,000	–

EUR	3,650(4)	2008	6.750	3,330	3,330

FRF(5)	3,000	2008	5.400	457	457

FRF(5)	900	2008	4.600 up to 03/13/02 then TEC10(3) less 0.675%	69	69

USD	500	2008	6.000	367	396

FRF(5)	1,500	2009	TEC10(3) less 0.75%	229	229

EUR	2,500	2009	7.000	2,500	2,500

FRF(5)	3,000	2010	5.700	457	457

EUR	1,400	2010	6.625	1,400	1,400

USD	3,500(4)	2011	7.750	2,485	2,680

GBP	600(4)	2011	7.500	830	830

EUR(6)	750	2012	4.625	750	–

EUR	3,500	2013	7.250	3,500	3,500

GBP	500	2017	8.000	709	709

GBP	450	2020	7.250	638	638

USD	2,500(4)	2031	8.500	1,834	1,978

EUR	1,500	2033	8.125	1,500	1,500

GBP(6)	500	2034	5.625	709	–

Bonds maturing at December 31, 2004					4,049

Currency swaps				1,603	1,335

Total other bonds issued by France Telecom SA				33,264	35,072

(1)	In millions of currency.

(2)	With a redemption premium indexed on the value of France Telecom’s shares, capped at 100% of the share value at issuance, and hedged by a swap for the same amount, which indexes this debt on Euribor.

(3)	TEC10: variable rate with constant 10-year maturity, determined by the Comité de Normalisation Obligataire.

(4)	Bonds with coupons subject to revision in case of changes in credit rating.

(5)	These bonds, initially denominated in French francs, have been converted into euros.

(6)	Issued during 2004.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

France Telecom SA’s bonds at December 31, 2004 are repayable at maturity, and no specific guarantees have been given in relation to their issuance. In addition, France Telecom’s outstanding long-term borrowings at December 31, 2004 have not been guaranteed. Certain bonds may be redeemed in advance, at the request of the issuer.

17.2 TP Group

The table below provides details at December 31, 2004 of outstanding bonds issued by the TP Group, before taking into account the impact of interest or currency swaps:

(in millions of euros)				Year ended
Currency	Amount issued(1)	Maturity	Interest rate (%)	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002

PLN	200	2003	–	–	–	50
USD	200	2003	7.125	–	–	191
EUR	500	2004	6.125	–	500	500
PLN	300	2005	7.250	73	64	75
EUR	500	2006	6.625	500	500	500
EUR	475	2007	6.500	475	475	475
USD	800	2008	7.750	587	633	763
EUR	300	2011	4.625	300	–	–

Currency swaps				177	(151)	5

Total bonds issued by TP Group				2,112	2,021	2,559

(1)	In millions of currency.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

NOTE 18 - CREDIT LINES

At December 31, 2004, France Telecom had the following principal bilateral and syndicated credit lines:

	At December 31, 2004
	Currency	Amounts in currency (in millions)	Amounts in euros (in millions)	Amounts drawn down(1) (in millions of euros)
France Telecom SA authorized overdrafts
Bank overdrafts	EUR	150	150	–

France Telecom SA syndicated credit lines
Long-term and short-term	EUR	10,000	10,000	–

Orange bilateral credit lines
Short-term	SKK	4,520	117	15
Short-term	EUR	57	57	-
Long-term(2)	USD	90	66	66
Other Orange(2)		–	32	31

Orange syndicated credit lines
Long-term(2)	USD	51	38	38
Long-term(2)	XAF	47,313	72	72
Long-term(2)	EGP	439	53	53

Tele Invest II bilateral credit lines
Long-term(2)	EUR	371	371	349

TP Group bilateral credit lines
Long-term(2)	EUR	419	419	419
Long-term(2)	USD	58	43	43
Long-term and short-term(2)	PLN	839	205	95

TP Group syndicated credit lines
Long-term	PLN	200	49	–
Long-term	EUR	400	400	–

(1)	Before the impact of currency swaps.

(2)	At December 31, 2004, draw-downs on these credit lines are included under “Other long-term borrowings” (see Note 16.1).

18.1 France Telecom SA

All France Telecom SA’s bilateral and syndicated credit lines existing at December 31, 2003 or put in place during the first quarter of 2004 were cancelled in the first half of the year.

On June 22, 2004, a new €10 billion syndicated credit line was entered into by France Telecom SA. This line of credit is divided into two tranches: one €2.5 billion tranche maturing in 2005 and renewable for a further one year period, and one €7.5 billion tranche maturing in 2009. This new credit line is not subject to any specific covenants.

The financial terms and conditions of the credit lines evolve in line with France Telecom’s credit rating according to Standard & Poor’s, Moody’s and Fitch. The credit lines were issued at the following initial terms and conditions:

	Amount (in euros)	Maturity	Penalty for non-utilization	Margin
Tranche 1	€2.5 billion	364 days, renewable	8 basis points	27.5 basis points
Tranche 2	€7.5 billion	5 years	11.5 basis points	35 basis points

There was no change in the terms specified above in 2004.

No amount was drawn down under this credit line in 2004.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

18.2 Orange

On February 4, 2004, a credit facility totaling €1,428 million at December 31, 2003 (€367 million utilized at the same date) was cancelled and the used portion subject to early repayment. All pledges over assets held by Orange in the United Kingdom and all of the related covenants were released as of that date (see Note 28).

18.3 Tele Invest II

On January 17, 2005, Tele Invest II repaid its credit facility at the time of the exercise by Kulczyk of the put option on its 3.57% interest in TP SA’s capital (see Note 31).

NOTE 19 - CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

The France Telecom Group’s cash and cash equivalents and marketable securities are as follows:

	At
(in millions of euros)	December 31, 2004	December 31, 2003
Loans due within three months	239	334
Certificates of deposit	840	202
Treasury bills	339	–
Other	547	455

Short-term investments with an initial maturity of less than three months	1,965	991

Banks	1,238	2,359

Total cash and cash equivalents	3,203	3,350

Investments in mutual funds (SICAV de trésorerie and Fonds Communs de Placement)	238	1,839
Other	11	35

Total marketable securities	249	1,874

Total cash and cash equivalents and marketable securities	3,452	5,224

NOTE 20 - EXPOSURE TO MARKET RISKS AND FINANCIAL INSTRUMENTS

20.1 Interest rate risk management

France Telecom seeks to balance its long-term debt portfolio between fixed and variable rate instruments in euros so as to minimize interest costs by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by Management.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

20.1.1 Derivatives

The following table provides details of outstanding derivatives at December 31, 2004 taken into account in the calculation of the average spot rate:

	Due in less than 1 yr	Due between 1 and 5 yrs	Due in more than 5 years	Notional amount(1)
(in millions of euros)
Instruments used to hedge long-term debt

Swaps paying fixed rate and receiving variable rate	1,684	95	–	1,779

Swaps paying variable rate and receiving fixed rate	49	1,025	–	1,074

Swaps paying variable rate and receiving variable rate	50	279	–	329

Swaps of structured issuances against payment of variable rate	152	110	–	262

Caps	–	450	–	450

Instruments that meet the conditions of France Telecom’s hedging policy, but which do not qualify as hedges for accounting purposes

Trading swaps	500	1,125	355	1,980

Short-term swaps	629	–	–	629

Swaps hedging future issues	–	990	–	990

Interest rate collars (purchase of cap/sale of floor)	–	500	–	500

Caps	1,000	2,120	–	3,120

(1)	See Note 21 concerning the fair value of off-balance sheet financial instruments

20.1.2 Analysis of Gross Borrowings by Interest Rate

The following table analyzes gross borrowings by interest rate after taking into account the effect of interest rate and currency swaps:

	At
(in millions of euros)	December 31, 2004	December 31, 2003
Bonds, bank loans and other long-term debt(1)
Less than 5%	2,422	7,224
Between 5% and 7%	14,006	14,065
Between 7% and 9%	12,481	17,038
Higher than 9%	2,130	2,085

Total fixed rate	31,039	40,412
(Weighted average spot rate: 6.77% at Dec. 31, 2004; 6.45% at Dec. 31, 2003)
Total variable rate	11,633	7,054
(Weighted average spot rate: 4.28% at Dec. 31, 2004; 4.88% at Dec. 31, 2003)

Total	42,672	47,466
(Weighted average spot rate: 6.09% at Dec. 31, 2004 (2) ; 6.22% at Dec. 31, 2003)
Capital leases	832	355

Total long-term borrowings	43,504	47,821

Short-term borrowings excluding bank credit balances	3,540	597
(Weighted average spot rate: 2.66% at Dec. 31, 2004; 2.94% at Dec. 31, 2003)
Bank overdrafts	346	973

Total short-term borrowings	3,886	1,570

Total borrowings, gross	47,390	49,391

(1)	Long-term borrowings including bonds convertible, exchangeable or redeemable into shares.

(2)	Same rate after taking into account swaps qualifying as trading.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

20.1.3 Management of Fixed Rate/Variable Rate Debt

The fixed rate portion of France Telecom’s gross borrowings after swaps decreased from 91% at December 31, 2003 to 73.5% at December 31, 2004, reflecting the fact that in 2004, repayments were mainly due on fixed rate borrowings and that new borrowings were primarily issued at a variable rate: a €1 billion Floating Rate Notes (FRN) issue in January 2004, issues of treasury bills (of which €1,293 million remains outstanding at December 31, 2004), and a €3.5 billion private EMTN issue in 2004.

20.1.4 Analysis of the Group’s Sensitivity to Changes in Interest Rates

■	Sensitivity of financial charges

France Telecom’s derivative instruments are analysed according to whether or not they are eligible for hedge accounting:

–	derivatives that do not qualify for hedge accounting represent 3.5% of gross borrowings net of cash and cash equivalents and marketable securities and are mainly instruments on which France Telecom pays a fixed rate of interest. Therefore, a 1% rise in interest rates would lead to a decrease of approximately €16 million in financial charges;

-	30% of net borrowings after taking into account any swaps designated as hedges (excluding swaps qualifying as trading) were issued at variable rates. A sudden 1% rise in interest rates would lead to an increase of approximately €133 million in financial charges.

Based on a constant amount of debt and a consistent management policy, a 1% rise in interest rates would result in an increase of approximately €117 million in financial charges.

■	Sensitivity of gross borrowings net of cash and cash equivalents and marketable securities

A 1% rise in interest rates would lead to an estimated reduction in the market value of debt after swaps of approximately €1.8 billion, which represents 3.7% of the market value of gross borrowings net of cash and cash equivalents and marketable securities.

20.2 Foreign Currency Risk Management

France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore, the exposure of subsidiaries to foreign currency risk on their commercial transactions is limited. France Telecom usually hedges the currency risk related to the issuance of foreign currency borrowings.

The following table provides details of the exposure to exchange rate fluctuations of the foreign currency borrowings of the entities bearing the principal exchange rate risks: France Telecom SA, Orange and TP Group.

	Currency
	USD	PLN	GBP	CHF	DKK	SEK	EUR	Total Converted into euros	€ millions 10% exchange rate fluctuation

FT SA	(409)	(2,022)	(949)	(194)	(4,558)	(10)	–	(2,881)	(320)
TP Group	(16)	–	–	–	–	–	(258)	(270)	29
Orange	(91)	–	–	–	–	–	72	5	(14)

Total (currency)	(516)	(2,022)	(949)	(194)	(4,558)	(10)	(186)	(3,146)	–

Total (euros)	(379)	(495)	(1,346)	(126)	(613)	(1)	(186)	(3,146)	(305)

The above table presents a scenario corresponding to exchange rate fluctuations of 10% that maximize the exchange rate risk of France Telecom SA, TP Group and Orange, i.e. a 10% decrease in the value of the euro against the dollar, zloty, pound sterling, Swiss franc, Danish krone, Swedish krona and the Egyptian pound, as well as a 10% increase in the US dollar against the Dominican peso.

These unfavorable exchange rate movements would result in a foreign exchange loss of €305 million.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

The following table provides details of the notional amounts of currencies to be delivered and received relating to off-balance sheet exchange rate instruments (currency swaps, foreign exchange forward contracts and currency options) held by the France Telecom Group. Issues in US dollars, yen and sterling have been mainly converted into euros (by France Telecom SA) and zloty (by TP Group):

Currency						Other currencies
	EUR	USD	JPY	GBP	PLN	Total euro equivalent

Asset leg of currency swaps	1,181	6,325	2,000	600	–	–	6,690
Liability leg of currency swaps	(6,506)	(25)	–	–	(11,078)	–	(9,237)
Currency to be received on forward currency contracts	3,046	3,292	9,800	1,506	–	137	7,806
Currency to be delivered on forward currency contracts	(4,622)	(665)	(1,700)	(891)	(2,030)	(976)	(7,860)
Currency options	129	50	–	–	(661)	(19)	(14)

Total(1)	(6,772)	8,977	10,100	1,215	(13,769)	(858)	(2,615)

(1)	Positive values indicate the currencies to be received and negative values indicate the currencies to be delivered.

20.3 Liquidity Risk Management

On December 5, 2002, France Telecom announced that there were three components to strengthening the Group’s financial position and its ability to meet its obligations:

-	strengthening shareholders’ equity: France Telecom met this first commitment via a capital increase of nearly €15 billion on April 15, 2003,

-	a plan for improving operational performance,

-	extending debt maturities.

Since its December 5, 2002 announcement, France Telecom has carried out transactions relating to:

-	bonds issued for an amount of €11.7 billion with an average maturity at origin of around 12.3 years at December 31, 2004;

-	OCEANE bonds issued for an amount of €1.15 billion with an average maturity at origin of around 4.3 years at December 31, 2004 (see Note 17);

-	EMTNs issued for an amount of €3.6 billion with an average maturity at origin of around 1.9 years at December 31, 2004;

-	credit lines: after having extended the term of its €5 billion syndicated credit line to three years in 2003, France Telecom totally restructured its syndicated and bilateral credit facilities during the first half of 2004 by canceling the credit lines existing at December 31, 2003 or those put in place in the first quarter of 2004 and replacing them with a new €10 billion syndicated credit line on June 22, 2004. This new credit facility includes a 364-day renewable €2.5 billion tranche, and a €7.5 billion tranche with a maturity of 5 years (see Note 18).

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

At December 31, 2004, the liquidity position as detailed below approximates €14 billion. Long-term borrowings due in 2005 are estimated at €7.5 billion (see Note 16).

	At
(in millions of euros)	December 31, 2004	December 31, 2003
Available draw-downs on the €10 billion credit line, reduced to €5 billion in 2004(1)	–	10,000
Available draw-downs on the €5 billion credit line(1)	–	5,000
Available draw-downs on the multi-currency credit line(1)	–	1,108
Available draw-downs on the new syndicated credit line(1)	10,000	–
Authorized overdrafts	150	150

France Telecom SA credit facilities(1)	10,150	16,258

Amounts not utilized under the Group’s other main credit facilities(2) (see Note 18)	719

Cash and cash equivalents and marketable securities (see Note 19)	3,452	5,224
Bank overdrafts (see Note 16)	(346)	(973)

Liquidity position at year-end	13,975	20,509

(1)	All France Telecom SA’s bilateral and syndicated credit lines existing at December 31, 2003 or put in place during the first quarter of 2004 were cancelled in the first half of the year. On June 22, 2004, a new €10 billion syndicated credit line was entered into by France Telecom SA (see Note 18).

(2)	Amount less €22 million corresponding to the amount not drawn down by Tele Invest II at December 31, 2004 (see Note 18) which was no longer available for draw-down after repayment by Tele Invest II of its credit facility on January 17, 2005 (see Note 31).

France Telecom’s credit ratings

At the date the financial statements were finalized, France Telecom SA’s credit ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	BBB+	Baa2	A-

Outlook	positive	positive	stable

Short-term debt	A2	P2	F2

On February 18, 2004, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB to BBB+. On March 3, 2004, Moody’s upgraded France Telecom’s long-term debt rating from Baa3 to Baa2 and its short-term debt rating from P-3 to P-2. In addition, on June 14, 2004, Fitch upgraded France Telecom’s long-term debt rating from BBB+ with a positive outlook to A- with a stable outlook.

A portion of the debt (€12.8 billion of the outstanding balance at December 31, 2004) includes step-up clauses.

Standard & Poor’s upgrading of France Telecom’s debt rating on February 18, 2004 results in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in February 2004 for the Swiss franc denominated bonds issued in January 2001 and the coupons in March 2004 for the US dollar, euro and pound sterling denominated bonds issued in March 2001. The positive impact of the Standard & Poor’s rating upgrade is estimated at €22 million before tax for 2004.

Moody’s upgrading of France Telecom’s rating on March 3, 2004 will result in a 25 basis point decrease in bonds with time-lag step-up clauses, beginning with the coupons in March 2004 for bonds denominated in euros and pound sterling issued in March 2001 and the coupon in September 2004 for the US dollar denominated bonds issued in March 2001.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

The delay between the date of the upgrade by Moody’s and the date of the upgrade by Standard & Poor’s explains why the positive impact (before taxes) of the upgrade by Moody’s is estimated to be only €13 million for 2004.

20.4 Management of covenants

■	Commitments with regard to ratios

Further to the new €10 billion syndicated credit line set up on June 22, 2004, which replaced all France Telecom SA credit lines in force at December 31, 2003 or put in place in the first quarter of 2004, the Company’s credit lines or borrowings are no longer subject to any specific covenants covering compliance with financial ratios.

However, most loans taken out by subsidiaries provide for a commitment to comply with specific financial ratios. The Group remains bound by the following commitments, in particular:

–	Certain financial ratios have to be respected in connection with Orange’s receivables securitization programs (e.g. ratios of indebtedness and interest cover with respect to Orange France and Orange SA). If these ratios are not respected, the sale of receivables is discontinued in order to progressively pay the holders of beneficial interests with the cash received.

–	TP SA has undertaken to respect certain financial ratios and targets, notably TP Group’s ratio of net debt to EBITDA[1], which must be less than or equal to 3. The calculation of this ratio is established on the basis of international accounting standards, including certain contractual adjustments. EBITDA[1] is calculated on a rolling 12-month basis.

At December 31, 2004, the ratios calculated met the conditions required.

The financing of Kulczyk Holding’s purchase of its shares in TP SA, in respect of which France Telecom granted a guarantee (see Note 28) was also subject to compliance with certain financial ratios. Further to the purchase by France Telecom of Kulczyk Holding’s TP SA shares in October 2004 (see Note 3) and January 2005 (see Note 31), these commitments are no longer in force.

■	Commitments related to instances of default or material adverse changes in financial position

Most of France Telecom’s financing agreements, including in particular the new €10 billion syndicated credit line set up on June 22, 2004, as well as the bonds issued within the scope of the EMTN program and France Telecom SA’s bilateral credit lines, are not subject to cross default or early repayment clauses in the event of a material adverse change in the financial position of the borrower. The accelerated repayment clauses stipulate that default by the borrower on a given contract does not automatically lead to the accelerated repayment of all other contracts.

As regards structured financing contracts, several repayment scenarios are possible for France Telecom SA: (i) standard repayment scenarios on the contractual maturity date of the programs at December 31, 2007 (renewable maturity); and (ii) accelerated repayment, notably in the event of a downgrading of France Telecom’s long-term debt rating to BB-. In the event of early repayment, the securitization conduits stop participating in the financing of new receivables and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

■	Other commitments

As part of the sale of future State receivables accounted for as bank loans, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

20.5 Credit risk management

Financial instruments that could potentially subject France Telecom to concentrations of credit risk consist primarily of cash equivalents, negotiable bills, marketable securities, trade accounts receivable and hedging instruments. The notional amounts and carrying values, as well as the fair values of these financial instruments, are presented in Note 21.

France Telecom considers that it has an extremely limited exposure to credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries.

(1)	EBITDA as defined in the agreements with the financial institutions.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

France Telecom invests its cash and cash equivalents and marketable securities with a number of very highly rated financial institutions and industrial groups.

France Telecom enters into interest rate and foreign exchange contracts with major financial institutions. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. For each financial institution, the maximum loss in the event of nonperformance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved.

Individual limits are established based on the counterparty’s credit rating and net assets. In addition, France Telecom has collateralization agreements with a certain number of its counterparties.

20.6 Market Risk on Shares

In 2003, France Telecom acquired options to purchase France Telecom shares for an amount of €9 million, which were intended to cover in part - and up to December 13, 2004 - the bonds exchangeable for France Telecom shares maturing in 2005. At December 31, 2004, these options had not been exercised and the bonds were redeemed in advance of term on December 13, 2004 (see Note 17.1). At December 31, 2004, France Telecom SA no longer holds any options to purchase its own shares.

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The principal methods and assumptions used to estimate the fair value of each class of financial instruments are described below.

For cash and cash equivalents, trade accounts receivable, bank overdrafts and other short-term borrowings as well as trade accounts payable, France Telecom considers their carrying value to be the most representative estimate of market value, due to the short-term maturity of these instruments.

The market value of non-consolidated investments in quoted companies and marketable securities have been estimated based on quoted market prices at the year-end. For other investments, France Telecom considers, based on available information, that their market value is not less than the carrying value.

(in millions of euros)	At
	December 31, 2004		December 31, 2003
Financial instruments (assets)	Book value	Fair value	Book value	Fair value
Marketable securities	249	263	1,874	1,911
Investments in non-consolidated companies	760	1,235	1,045	2,064

The market value of long-term debt was determined using:

-	the present value of future cash flows, discounted using rates available to France Telecom at the end of the year for instruments with similar terms and maturities;

-	the quoted market value for convertible, exchangeable and indexed bonds.

(in millions of euros)	At
	December 31, 2004		December 31, 2003
Financial instruments (liabilities)	Book value	Fair value	Book value	Fair value
Bank overdrafts and other short-term loans(1)	3,886	3,875	1,570	1,570
Long-term loans(1)	43,504	47,958	47,821	52,107

(1)	After taking into account the effect of currency swaps. The book and market values presented exclude accrued interest.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

The fair values of currency and interest rate swaps were estimated by discounting the expected future cash flows using market exchange rates and related year-end interest rates over the remaining life of the contract.

The fair values of over-the-counter options were estimated using option-pricing tools recognized by the market.

(in millions of euros)	At

	December 31, 2004			December 31, 2003

Off-balance sheet financial instruments	Notional amount	Book value	Fair value	Notional amount	Book value	Fair value
Interest rate caps	3,570	8	8	1,976	2	6
Interest rate collars (caps and floors)	834	(3)	(3)	500	(5)	(5)
Interest rate swaps(1)	6,708	(56)	2	7,241	(60)	10
Futures	–	–	–	974	2	2

Currency swaps	9,672	(1,749)	(1,800)	9,043	(1,118)	(947)
Forward currency contracts	8,103	(54)	(54)	7,943	(105)	(106)
Currency options	171	(2)	(2)	–	–	–

Panafon options	–	–	–	623	–	–
Swaptions	–	–	–	200	–	2
Options on shares	–	–	–	2,342	7	3
Warrants	11	11	18	–	–	–

Total	29,069	(1,845)	(1,831)	30,669	(1,277)	(1,035)

(1)	Market value of swaps includes accrued interest.

The book value of off-balance sheet derivative instruments includes accrued interest, balancing cash adjustments and premiums paid or received, and provisions for interest rate risk relating to instruments that do not qualify for hedge accounting, as well as exchange rate gains or losses already accounted for in France Telecom’s financial statements. The difference between book and market values represents the unrealized gain or loss on off-balance sheet derivative instruments.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

NOTE 22 - PROVISIONS AND OTHER LIABILITIES

22.1 Provisions for risks and charges and other long-term liabilities are as follows:

(in millions of euros)		At
	Note	December 31, 2004	December 31, 2003	December 31, 2002
Early retirement plans (French civil servants and contractual employees)(1)	22.3	2,625	2,817	3,197
Other retirement indemnities and related amounts	22.3	639	409	372
Equant CVR(2)	22.4	–	–	2,077
MobilCom	22.5	–	–	6,715
Kulczyk/TP SA off-balance sheet commitments	22.6	–	870	571
Provisions for restructuring (total)	22.7	79	127	122
- of which Orange restructuring provisions		45	88	122
- of which Equant restructuring provisions		34	37	–
- of which restructuring provisions for other companies		0	2	–
- of which TP Group restructuring provisions		0	–	–
Provisions for claims and litigation(3)	29	15	14	–
Provisions for dismantling and restoring sites(4)	22.9	337	176	–
Other long-term provisions		187	870	784

Sub-total long-term provisions		3,882	5,283	13,838

Long-term deferred income taxes		200	230	312
Other long-term liabilities		376	473	828

Total		4,458	5,986	14,978

(1)	At December 31, 2004, early retirement plans (concerning French civil servants and contractual employees) are classified under employment termination benefits (see Note 2). At December 31, 2003 and December 31, 2002, early retirement plans concerning contractual employees were classified under “Other provisions”.

(2)	Classified in short-term liabilities at December 31, 2003 (see table below)

(3)	Provisions for claims and litigation were included in other long-term provisions at December 31, 2002.

(4)	Provisions for dismantling and restoring sites were included in other long-term provisions at December 31, 2002.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

22.2 Provisions for risks and charges and other short-term liabilities are as follows:

(in millions of euros)		At
	Note	December 31, 2004	December 31, 2003	December 31, 2002
Early retirement plans (French civil servants and contractual employees)(1)	22.3	893	803	713
Other retirement indemnities and related amounts	22.3	84	41	34
Equant CVR	22.4	0	2,077	0
MobilCom	22.5	80	201	0
Provisions for restructuring (total)	22.7	133	204	353
- of which provision for Orange Sweden withdrawal		5	64	72
- of which restructuring provisions for other Orange entities		33	58	81
- of which Equant restructuring provisions		8	14	106
- of which TP Group restructuring provisions		37	55	83
- of which restructuring provisions for other companies		50	13	11
Provisions for claims and litigation(2)	29	409	450	–
Provisions for dismantling and restoring sites(2)	22.9	1	5
Other short-term provisions		464	489	1,158

Sub-total short-term provisions		2,064	4,270	2,258

Accrued expenses		5,078	4,770	5,137

Sub-total short-term provisions and accrued expenses		7,142	9,040	7,395

Other short-term liabilities		790	1 378	1,712

Total		7,932	10,418	9,107

(1)	At December 31, 2004, early retirement plans (concerning French civil servants and contractual employees) are classified as employment termination benefits (see Note 2). At December 31, 2003 and December 31, 2002, early retirement plans concerning contractual employees were classified under “Other provisions”.

(2)	Provisions for claims and litigation were included in “Other short-term provisions” at December 31, 2002.

(3)	Provisions for dismantling and restoring sites were included in other short-term provisions at December 31, 2002.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

Movements in long- and short-term provisions for risks and charges break down as follows:

(in millions of euros)	Note	January 1, 2004	Increases	Reversals (utilizations)	Reversals (releases)	Change in scope, reclassification and other	December 31, 2004

Early retirement plans(1) (French civil servants and contractual employees)	22.3	3,620	156	(791)	(4)	537 (2)	3,518
Other retirement indemnities and related amounts	22.3	450	116	(62)	(51)	270 (3)	723
Equant CVR	22.4	2,077		(2,015)	(62)		0
MobilCom	22.5	201			(121)		80
Provisions for claims and litigation	29	464	56	(82)	(22)	8	424
Provisions for dismantling and restoring sites	22.9	181	67	(30)	(5)	125	338
Kulczyk/TPSA off-balance sheet commitments	22.6	870				(870)
Restructuring provisions (total):	22.7	331	155	(225)	(59)	10	212
- Provision for Orange Sweden withdrawal		64	1	(60)			5
- Other Orange entities		146	48	(53)	(56)	(7)	78
- Equant		51	28	(44)		7	42
- TP Group		55	37	(55)	(3)	3	37
- Other companies		15	41	(13)	0	7	50
Other provisions for risks and charges		1,359	210	(267)	(344)	(307)	651

Total provisions for risks and charges		9,553	760	(3,472)	(668)	(227)	5,946
- Long-term		5,283	391	(154)	(328)	(1,310)	3,882
- Short-term		4,270	369	(3,318)	(340)	1,083	2,064

(1)	At December 31, 2004, early retirement plans (concerning French civil servants and contractual employees) are classified as employment termination benefits (see Note 2). At December 31, 2003 and December 31, 2002, early retirement plans concerning contractual employees were classified under “Other provisions”.

(2)	The application of CNC Recommendation no. 2003-RR.01 at January 1, 2004 resulted in a €502 million adjustment to the opening balance of provisions, relating to the reclassification of early retirement plans as employment termination benefits; the difference arises due to the reclassification of other provisions for risks and charges as early retirement plans.

(3)	Including €150 million relating to France Telecom SA’s time savings account (“compte épargne temps”) and €33 million in historic actuarial gains and losses.

The impact of increases and reversals of unused provisions on the statement of income can be analyzed as follows:

(in millions of euros)	Year ended December 31, 2004
	Increases	Reversals of provisions (releases)	Other	Total
Operating income/(loss)	417	(148)	0	269
Non-operating and financial items	343	(520)	0	(177)

Total impact on the statement of income	760	(668)		92

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

22.3 Pension And Other Post-Retirement Benefit Obligations

(in millions of euros)	Employment termination benefits		Post-employment benefits
	Early retirement plan	Other employment termination benefits	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long- term benefits	Total
Change in benefit obligation
Defined Benefit Obligation (DBO) at the beginning of the period	4,157	19	255	237	194	251	5,113
- Service cost			20	14	3	5	42
- Interest cost	148	1	13	13	9	4	188
- Employee contributions			6				6
- Amendments			(6)	1			(5)
- Curtailments/settlements			(1)	(4)	(35)	(10)	(50)
- Actuarial losses/(gains)	8	1	33	12	41	1	96
- Benefits paid	(795)	(5)	(16)	(16)	(8)	(9)	(849)
- Changes in Group structure:
- Acquisitions/disposals
- Other (exchange differences)			(3)	2	2	10	11
- DBO at the end of the period: (A)	3,518	16	301	259	206	252	4,552
- DBO at the end of the period in respect of employee benefit plans that are wholly or partly funded			298	28			326
- DBO at the end of the period in respect of employee benefit plans that are wholly unfunded	3,518	16	3	231	206	252	4,226

Change in plan assets
- Fair value of plan assets at the beginning of the period			146	2			148
- Actuarial return on plan assets			12				21
- Employer contributions			24		1	9	24
- Employee contributions			6				6
- Curtailments/settlements			(1)				(1)
- Benefits paid			(16)	(1)			(17)
- Changes in Group structure:			(4)				(4)
- Acquisitions/disposals
- Other (exchange differences)			(2)				(2)
- Fair value of plan assets at the end of the period: (B)			165	1			166

Reconciliation of funded status
- Funded status of plans (A) – (B)	3,518	16	137	258	206	252	4,387
- Unrecognized actuarial gains/(losses)			(41)	(15)	(41)		(97)
- Unrecognized prior service cost				(54)	5		(49)
- Asset ceiling adjustment
Provision/(assets)	3,518	16	96	189	170	252	4,241
- Of which short-term provisions (assets)	893	9	9	18	16	32	977
- Of which long-term provisions (assets)	2,625	7	87	171	154	220	3,264

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

	Employment termination benefits		Post-employment benefits
(in millions of euros)	Early retirement plan	Other employment termination benefits	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long- term benefits	Total
- Service cost			20	14	3	5	42
- Interest cost	148	1	13	13	9	5	189
- Expected return on plan assets			(10)				(10)
- Actuarial (gains)/losses	8	1				1	10
- Amortization of unrecognized prior service cost				6	(1)		5
- Impact of curtailments/settlements				(4)	(36)	(11)	(51)
- Asset ceiling adjustment

Net Periodic Pension Cost	156	2	23	29	(25)		185

Change in provisions (assets)
- Provision/(asset) at beginning of period	4,157	19	98	173	201	251	4,899
- Net Periodic Pension Cost	156	2	23	29	(25)		185
- Contributions paid by the employer		(5)	(24)				(29)
- Benefits directly paid by the employer	(795)		(1)	(15)	(8)	(9)	(828)
- Changes in Group structure: Acquisitions/disposals
- Other (exchange differences)				2	2	10	14

- Provision/(asset) at end of period	3,518	16	96	189	170	252	4,241

An amount of €186 million was expensed in the year in respect of defined contribution plans.

The assumptions used for the Eurozone (representing over 90% of France Telecom’s liability) are as follows:

–	Discount rate: 4.5% long-term rate; short-term rate of between 3.75% and 4%, depending on the maturity of the plan

–	Inflation rate: 2%

–	Expected long-term increase in salaries: 2%

–	Expected return on plan assets: 5%

–	The success rate of the early retirement plan was revised downwards to 96% in 2005 versus 97% in 2004.

22.4 Equant CVR Provision

The payment relating to the contingent value rights certificates (CVR) was made on July 8, 2004 in the amount of €2,015 million.

22.5 MobilCom

For reasons of prudence, at December 31, 2001, a reexamination of the outlook for the mobile telephony market in Germany led France Telecom to write down its current account with MobilCom in the amount of €478 million.

At June 30, 2002, France Telecom recorded a €7 billion provision for risk, intended to cover the risks related to the financial commitment linked to the development of MobilCom’s UMTS activities, and wrote down in full the €290 million in loans granted during the first half of 2002.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

Pursuant to the MC Settlement Agreement signed on November 20, 2002 with MobilCom, and the three agreements (the “Assignment and Subscription Agreements”) signed on November 30, 2002 with members of the banking syndicate and MobilCom’s equipment suppliers:

-	France Telecom repurchased at their nominal value the loans granted by the members of the banking syndicate and the equipment suppliers (approximately €6 billion), and waived these loans as well as the shareholder loans granted to MobilCom in the previous two years (approximately €1 billion), i.e. a total of approximately €7 billion;

-	the Shareholders’ Meeting of MobilCom held on January 27, 2003 approved the plan to save the historic activities of MobilCom, the freeze of UMTS activities as well as the waiver by MobilCom of all claims against the France Telecom Group;

-	the Shareholders’ Meeting of France Telecom held on February 25, 2003 authorized the issuance of perpetual bonds redeemable into France Telecom shares (TDIRA) reserved for members of the banking syndicate and the equipment suppliers (see Note 26);

-	Mr. Gerhard Schmid waived any claims against the France Telecom Group (including Orange) and vice versa;

-	MobilCom waived any claims against the France Telecom Group (including Orange) and vice versa;

-	France Telecom committed to contributing to the costs of freezing the UMTS activities of MobilCom:

(i)	by granting MobilCom a credit facility for a maximum amount of €248 million (such amount was set at €370 million before June 26, 2003, as described below), valid until December 31, 2003. France Telecom has waived the repayments of the amounts due under this facility;

(ii)	by granting an indemnity to E-Plus for the termination of the National Roaming Contract between E-Plus and MobilCom, for a total amount of €210 million (payments are spread out until January 31, 2006).

-	France Telecom benefits from a return to better fortune clause on MobilCom’s UMTS assets (including the license), allowing it to recover 90% of the proceeds from an eventual potential sale of any UMTS asset by MobilCom.

On May 12, 2003, MobilCom Multimedia GmbH signed an agreement (the “Sale and Purchase Agreement on UMTS Network Assets”) with E-Plus, which became effective on June 26, 2003, providing for the sale of UMTS assets (other than the license). Following this divestiture, the credit facility limit granted to MobilCom was reduced from €370 million to €248 million. In the context of this sale, France Telecom granted E-Plus a guarantee (for a maximum amount of €50 million) related to the potential financial obligations of MobilCom Multimedia GmbH toward E-Plus for vendor guarantees granted under the Sale and Purchase Agreement on UMTS Network Assets.

The €6,715 million provision set aside at December 31, 2002 was used as follows:

-	€6,073 million relating to the waiver granted to MobilCom of the loans previously held by the banking syndicate and the equipment suppliers;

-	€173 million relating to the facility granted to MobilCom.

€268 million of this amount was reclassified in the first half of 2003 as other debt, corresponding to:

-	€210 million for the indemnity granted to E-Plus for the termination of the National Roaming Contract between E-Plus and MobilCom, of which €80 million was outstanding at December 31, 2003; and

-	€58 million related to the facility granted to MobilCom in relation with the closure of UMTS activities.

France Telecom reversed €121 million of the MobilCom provision - amounting to €201 million at end-December 2003 - further to a year-end review of the specific risks to which it is exposed at end-December 2004. The remaining balance of the provision is therefore €80 million.

Furthermore, a number of claims against France Telecom brought before German courts are currently in progress. These claims are described in Note 29.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

22.6 Kulczyk Holding

As part of the acquisition of TP SA by France Telecom and Kulczyk Holding, France Telecom and Kulczyk Holding and the banks financing Kulczyk Holding were bound by different commitments.

Kulczyk Holding held a put option to sell to France Telecom SA its 13.57 % stake between October 2003 and January 2007 at a price equal to its purchase cost of €1.6 billion plus accrued interest and less dividends paid.

In 2003, France Telecom recorded a €870 million provision for the difference between the amount of the commitment and the value in use of the TP shares to be received. Further to the consolidation of Tele Invest and Tele Invest II, the provision was written back through shareholders’ equity at January 1, 2004.

22.7 Restructuring provisions

At December 31, 2004, restructuring provisions amounted to €212 million and mainly included:

■	For Orange:

-	restructuring costs in the amount of €78 million. This amount primarily includes €13 million in personnel costs, €4 million in indemnities for termination of advertising contracts and €59 million for site closures (exit costs and penalties for canceling tenancy agreements);

-	€5 million in costs relating to the withdrawal from Sweden—mainly for covering legal commitments.

■	For Equant, €42 million mainly including:

-	€39 million in costs related to site closures (exit costs and penalties for canceling tenancy agreements);

-	€3 million in personnel costs.

The €155 million increase in provisions recorded in 2004 mainly relates to an additional provision to cover reorganization costs in connection with the operational performance improvement plans. These costs break down as €48 million for Orange and €28 million for Equant.

Reversals of provisions used in 2004 totaled €225 million, mainly breaking down as follows:

-	€113 million for the Orange Group;

-	€55 million for TP;

-	€44 million for Equant.

In addition, a €56 million unused provision was reversed. €38 million of this amount corresponded to provisions set aside for risks previously identified on advertising contracts and contracts providing for the acquisition of audiovisual rights relating to Orange in France, which were no longer needed due to the effective commercial launch of UMTS services in France in 2004. The remaining €18 million of the reversed amount corresponded to provisions set aside for various real estate risks (related to vacant premises or premises sub-let to third parties, but where the rent received from these sub-tenants proved to be lower than the costs borne by Orange under the main rental agreement). Part of the amount of these provisions was no longer justified in 2004 due to the increase in estimated rental income from the sub-tenants.

22.8 Other long-term liabilities

At December 31, 2004, this heading notably included:

-	fixed assets supplier payables in the amount of €257 million (€326 million at December 31, 2003);

-	an amount of €116 million (€122 million at December 31, 2003) consisting of the net gain on “in substance defeasance” operations carried out in connection with draw-downs under capital leases (see Note 28), which will be recognized in income on a straight-line basis over the term of the lease agreements. The net gain was calculated by deducting a provision recorded to cover future costs relating to probable changes in interest or tax rates, as estimated by the Company’s Management.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

22.9 Provisions For Dismantling and Restoring Sites

The measurement of the provision depends on dismantling costs (per unit for telephone poles and public phones, per site for mobile antennae) incurred by France Telecom to meet its commitments with respect to the environment and annual forecasts of dismantling assets (“deposes d’actif”) for telephone poles and public telephones and estimated departures from sites (“departs estimés des sites”) for mobile antennae. These dismantling costs are calculated on the basis of the identified costs for the current fiscal year and extrapolated for future years using the best estimate of future trends in prices, inflation, etc. These costs are discounted at a risk-free rate. Forecasts of estimated departures from sites or asset returns may be revised in light of future changes in regulations or technological requirements.

The provision for dismantling and restoring sites primarily consisted of the following items at the year-end:

-	costs of dismantling telephone poles (€140 million).

-	costs of dismantling public telephones (€40 million).

-	costs of restoring mobile telephony antennae sites (€137 million).

NOTE 23 - STOCK OPTION PLANS

France Telecom SA has not set up any stock option plans.

At France Telecom’s Ordinary and Extraordinary Shareholders’ Meeting of September 1, 2004, the Company’s shareholders authorized the Board of Directors to grant stock options in France Telecom to employees or executive directors up to November 1, 2007.

Orange SA, Wanadoo SA and Equant granted their executive directors and employees stock options prior to 2004. The terms and conditions of the Wanadoo and Orange plans (set up in connection with the buyout of the minority shares in these companies) are provided below, along with a breakdown of the plans.

Equant NV granted its executive directors and employees new stock option plans in 2004. A breakdown of these plans is given below.

23.1 Wanadoo Stock Option Plans

Transfer of Wanadoo stock options

In connection with the public exchange offer for Wanadoo shares, approved by the Autorité des marchés financiers on March 9, 2004, France Telecom undertook to guarantee the liquidity of the shares issued following the exercise of Wanadoo stock options that were not tendered to the offer. The valuation mechanism under this guarantee was based on the ratio of exchange used for the public exchange offer, representing 7 France Telecom shares for 18 Wanadoo shares.

This commitment, which took effect as of the closing of the offer on April 19, 2004, resulted in Wanadoo stock options being exchanged for France Telecom stock options following the merger of Wanadoo SA and France Telecom SA on September 1, 2004, at a ratio of 7 France Telecom shares for 18 Wanadoo shares, subject to adjustments that may be made further to subsequent financial transactions.

The Wanadoo stock options benefiting from the liquidity commitment have been treated as France Telecom stock options as from April 19, 2004, in accordance with accounting policies. From that date, they are also considered as dilutive instruments provided that their exercise price multiplied by 18/7 is lower than the France Telecom share price at December 31, 2004 (see Note 25).

The different stock option plans approved by Wanadoo’s Board of Directors that were in force during the year ended December 31, 2004 and were transferred to France Telecom SA at the time of the merger are summarized below:

■	2000 stock option plan

This plan is designed for employees and executive directors of Wanadoo and its subsidiaries excluding Wanadoo UK (formerly Freeserve). It includes two tranches, one with and one without performance conditions. Exercise of the second tranche options is subject to the following performance conditions:

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

-	if growth in France Telecom’s shares over a period of 5 years is less than 80% of growth in the Eurostoxx Telecommunications index over the same period, only 50% of the shares can be exercised;

-	if this growth is between 80% and 100%, then 66.66% of the options can be exercised;

-	if this growth is between 100% and 120%, then 83.3% of the options can be exercised;

-	if this growth is over 120%, then 100% of the options can be exercised;

-	the other options can be exercised three years after their grant date but can only be sold four years after that date.

■	Stock option plans of April and November 2001

These plans are designed for employees and executive directors of Wanadoo and its subsidiaries excluding Wanadoo UK. The options for subscription of shares can be exercised three years after their grant date but can only be sold four years after that date. The exercise of options granted to the members of the Management Committee of the Wanadoo group in the context of the April 2001 stock option plan was subject to a number of performance conditions relating to the performance of Wanadoo shares and operating results. The Board of Directors of July 7, 2004 noted that these conditions had been duly met. Therefore, all of these options are available without conditions.

■	Stock option plans of June and November 2002

These plans are designed for employees and executive directors of Wanadoo and its subsidiaries excluding Wanadoo UK. All share subscription options can be exercised three years after their grant date but can only be sold four years after that date.

■	Wanadoo UK stock option plan of March 2001

This plan exclusively concerns subscription options attributed to Wanadoo UK employees. It provides for the exercise of the options as follows:

–	10% - 6 months after the date of grant;

–	10% - 12 months after the date of grant;

–	40% - 24 months after the date of grant;

–	40% - 36 months after the date of grant.

■	Wanadoo UK stock option plans of November 2001

This plan exclusively concerns subscription options attributed to Wanadoo UK employees. It breaks down into two different plans.

In the first plan, the options are exercisable as follows:

–	50% - 22 months after the date of grant;

–	50% - 34 months after the date of grant.

In the second plan, the options are exercisable as follows:

–	50% - 19 months after the date of grant;

–	50% - 31 months after the date of grant.

■	Wanadoo UK stock option plans of June and November 2002

These plans exclusively concern subscription options granted to Wanadoo UK employees. They provide for the exercise of the options as follows:

–	50% - 24 months after the date of grant;

–	50% - 36 months after the date of grant.

■	2003 stock option plan

This plan concerns employees and executive directors of Wanadoo and all of its subsidiaries. All of the options granted are exercisable three years after their grant date but can only be sold four years after that date.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

The different stock option plans granted to employees are summarized below:

	Number of options	Weighted average exercise price per share
Options outstanding at the beginning of the year	32,326,955	€7.41

Conversion into France Telecom options (7/18)(1)	12,554,718	€19.06

Granted	–	–
2000 stock option plan	–	–
Wanadoo UK March 2001 stock option plan	–	–
2001 stock option plan	–	–
Wanadoo UK November 2001 stock option plan	–	–
2002 stock option plan	–	–
Wanadoo UK 2002 stock option plan	–	–
2003 stock option plan	–	–

Exercised	1,825,516	€15.41
2000 stock option plan	–	–
Wanadoo UK March 2001 stock option plan	738,055	€15.74
2001 stock option plan	741,778	€15.43
Wanadoo UK November 2001 stock option plan	179,413	€15.43
2002 stock option plan	–	–
Wanadoo UK 2002 stock option plan	166,270	€13.89
2003 stock option plan	–	–

Cancelled, returned, lapsed	443,408	€18.96
2000 stock option plan	52,845	€48.86
Wanadoo UK March 2001 stock option plan	47,252	€15.74
2001 stock option plan	102,408	€15.43
Wanadoo UK November 2001 stock option plan	29,853	€15.43
2002 stock option plan	134,527	€13.89
Wanadoo UK 2002 stock option plan	36,471	€13.89
2003 stock option plan	40,052	€16.66

Options outstanding at the end of the year	10,285,794	€19.71

(1)	The figure 12,554,718 results from the conversion of Wanadoo stock options into France Telecom stock options at a ratio of 7 France Telecom shares to 18 Wanadoo shares. The total number of France Telecom shares obtained by each option holder was rounded down to the nearest whole number pursuant to the decision of the Shareholders’ Meeting of September 1, 2004.

Outstanding options at December 31, 2004 are as follows:

	Number of options	Weighted average vesting period (in months)	Weighted average exercise price	Number of options exercisable at Dec. 31, 2004
2000 stock option plan	1,401,665	7	€48.86	–
Wanadoo UK March 2001 stock option plan	8,325	–	€15.74	8,325
2001 stock option plan	3,290,941	–	€15.43	3,290,941
Wanadoo UK November 2001 stock option plan	47,212	–	€15.43	47,212
2002 stock option plan	3,202,177	6	€13.89	–
Wanadoo UK 2002 stock option plan	278,744	6	€13.89	185,829
2003 stock option plan	2,056,730	23	€16.66	–

Total	10,285,794	7	€19.71	3,532,307

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

The options outstanding at December 31, 2004 represented 0.4% of the shares issued by France Telecom SA at that date. As Wanadoo SA has been dissolved, the table above indicates France Telecom SA shares.

23.2 ORANGE STOCK OPTION PLANS

Orange liquidity contract

Upon completion of the tender offer followed by a compulsory purchase of outstanding Orange shares, France Telecom offered Orange stock option holders and holders of Orange shares obtained upon exercise of stock options, the possibility of entering into a liquidity contract.

Orange shares covered by the liquidity contract are automatically transferred to France Telecom either upon exercise by the participants of the relevant options or at the end of the non-transferability period for options already exercised.

The signatories to the liquidity contract undertake not to exercise their options before the end of any tax or social security non-transferability period and more generally not to transfer or convert into bearer shares, any Orange shares obtained upon the exercise of their options in such manner as to render Orange or one of its subsidiaries liable to pay social security or tax contributions.

The shares are exchanged based on the exchange ratio applicable in the exchange offer, i.e. 0.445 France Telecom share for 1 Orange share at December 31, 2004, adjusted, where applicable, to take into account any changes in the share capital or shareholders’ equity of France Telecom as described in the liquidity contract, and consistent with usual practices and within the limits of relevant laws and regulations.

In accordance with accounting policies, the Orange stock options covered by the liquidity contract must be treated as options to purchase or subscribe for France Telecom shares and be considered as dilutive instruments from the closing date of the public exchange offer in relation to Orange shares, i.e. October 7, 2003, provided that their exercise price divided by 0.445 does not exceed the market price of France Telecom shares at December 31, 2004.

In consideration for the Orange shares, France Telecom may choose to remit (i) new or existing France Telecom shares, (ii) a cash payment equal to the value of the number of France Telecom shares corresponding to the exchange ratio, as such value is determined by reference to an average market price of France Telecom shares over the 20 trading days preceding the implementation of the transfer of the Orange shares, pursuant to the terms of the liquidity contract, or (iii) a combination of shares and cash.

The stock option plans described hereafter have been approved by the Company’s Board of Directors and were applicable during 2003, 2002 and 2001:

■	Stock option plan (France)

The Orange Share Option Plan is designed for employees and executive directors of Orange subsidiaries who are French residents or otherwise eligible. Under this plan, options to subscribe for new shares of the company are granted to eligible persons.

■	International Sharesave Plan

The Orange International Sharesave Plan is designed for employees and executive directors of Orange subsidiaries. Under this plan, options to subscribe for new shares or acquire existing shares of the company are granted to eligible persons. The options can be exercised after an eligible employee has agreed to save a fixed monthly amount with authorized institutions for three or five years, the maximum monthly saving being £250. The exercise price cannot be less than 80% of the market value at the date of the grant.

■	Stock option plan (International)

The International Share Option Plan is designed for employees and executive directors of subsidiaries of Orange who reside outside France, principally in the United Kingdom, but also in Slovakia and Switzerland. Six tranches exist, each with a different vesting period.

■	Stock option plan (United States)

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

The Orange US Share Option Plan is a qualifying share option plan for employees and executive directors of Orange’s subsidiaries in the United States. Two tranches exist, each with a different vesting period.

Orange SA’s various employee stock option plans can be summarized is as follows:

	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	115,054,616	€8.72

Granted	–	–
Stock option plan (France)	–	–
“Sharesave Plan” (International – 3 years UK)	–	–
“Sharesave Plan” (International – 3 years Netherlands)	–	–
“Sharesave Plan” (International – 5 years UK)	–	–
Stock option plan (International)	–	–
Stock option plan (US)	–	–

Exercised	(8,546,003)	€7.76
Stock option plan (France)	–	–
“Sharesave Plan” (International – 3 years UK)	(813,481)	£4.93
“Sharesave Plan” (International – 3 years Netherlands)	(995)	€6.14
“Sharesave Plan” (International – 5 years UK)	(28,227)	£4.43
Stock option plan (International)	(7,587,503)	€7.86
Stock option plan (United States)	(115,797)	€6.73

Cancelled, returned, lapsed	(7,570,470)	€9.05
Stock option plan (France)	(776,435)	€8.74
“Sharesave Plan” (International – 3 years UK)	(497,686)	£4.20
“Sharesave Plan” (International – 3 years Netherlands)	(14,486)	€6.14
“Sharesave Plan” (International – 5 years UK)	(216,446)	£4.43
Stock option plan (International)	(5,296,373)	€9.37
Stock option plan (United States)	(769,044)	€9.92

Options outstanding at the end of the year	98,938,143	€8.77

Details of outstanding options at December 31, 2004 are as follows:

	Number of options	Weighted average vesting period (in months)	Weighted average exercise price	Number of options exercisable at Dec. 31, 2004
Stock option plans (France)	41,919,437	4	€8.66	280,799
Stock option plans (International - 3 years - UK)	2,082,545	10	£3.81	218,684
Stock option plans (International - 3 years - Netherlands)	158,402	15	€6.14	2,052
Stock option plans (International - 5 years - UK)	1,411,921	16	£4.43	34,726
Stock option plans (International)	52,221,908	1	€9.06	41,331,860
Stock option plans (US)	1,143,930	0.5	€9.58	1,099,494

Total	98,938,143	3	€8.77	42,967,615

The number of options outstanding at December 31, 2004 represented 2.05% of the shares issued by Orange SA at that date.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

In addition, the Orange consolidated subsidiaries, Mobistar SA and ECMS, have each set up stock option plans as described below:

■	Mobistar SA

Mobistar SA has granted stock options to certain employees in the form of stock warrants (“BSA”). At December 31, 2004, 255,826 were outstanding, (778,770 at December 31, 2003). In January and February 2004, 286,149 BSA were exercised and 231,371 in September 2004. The exercise price of a BSA is €34.15. 15,137 BSA expire in July 2005 with the remaining 240,689 expiring in July 2008. BSA may only be exercised during predefined one-month periods between January 2004 and July 2008, as follows:

-	Beneficiaries were able to exercise up to 50% of their BSA in January 2004.

-	Beneficiaries were also able to exercise up to 75% of their BSA in September 2004.

-	All of the BSA may be exercised in July 2005. The BSA which expire in July 2008 may also be exercised in January 2006, September 2006, January 2007, September 2007 and July 2008.

■	ECMS

ECMS granted 479,000 stock purchase options to its employees during 2003 and acquired treasury shares in order to comply with the requirements of this plan. The options may be exercised between February 20, 2006 and February 20, 2010, at an exercise price of 37 Egyptian pounds per option.

23.3 Equant stock option plans

The stock option plans approved by the Board of Directors of Equant are described below:

Equant adopted a Stock Option Plan (the ‘Option Plan’) in June 1998. The Option Plan provided that Equant may grant options and restricted share awards covering up to 5 per cent of its shares outstanding after the IPO.

The first of these grants took effect on July 21, 1998 for all eligible employees at an exercise price of US$27.00 (the IPO price). Since then, Equant has granted further options to its employees, including its managing directors and other executive officers. Under the terms of the Option Plan, the exercise price of options can be no less than the average price of Equant’s shares on the New York Stock Exchange on the date of grant. However, with respect to newly hired employees, including employees of the LNO group that SITA transfers to Equant or employees of any business Equant acquires, the exercise price for options granted is generally set during a specific period. In certain circumstances the exercise price may be specified within the terms of the employment contract.

In some countries, Equant has adopted a phantom plan rather than an actual stock option plan. The phantom plan is designed to approximate for certain Equant employees the incentives of owning stock options without involving the actual transfer of options or shares.

On May 25, 2001, Equant offered to purchase outstanding options (‘Option Buyback’) that were granted under the ‘Option Plan’ on or before November 19, 2000 with an exercise price greater than or equal to US$88.00 per share in exchange for a cash payment of US$2.00 per option. The Option Buyback was conditional upon the completion of the transaction with France Telecom, which was finalized on July 29, 2001. As a result of the Option Buyback, Equant paid US$1.9 million to employees in respect of 947,153 options and 10,731 phantom options.

On June 29, 2001, all options and restricted shares that were granted under the ‘Option Plan’ on or before November 19, 2000 were subject to accelerated vesting as a result of the completion of the France Telecom transaction. This resulted in Equant paying US$0.5 million in social security charges during the year ended December 31, 2001.

On March 27, 2002, Equant awarded 25,000 restricted shares to a member of the management team. These awards are included in the total granted options and awards as described below.

At December 31, 2002, Equant had granted options and awards under the Option Plan covering 11,651,268 shares at exercise prices ranging from US$0.00 to US$117.81 and vesting periods from July 21, 2000 to October 23, 2006.

In 2003, Equant granted 363,974 options at an average weighted price of €6.17. 75,974 options were granted on April 1, 2003 at a price of €4.46, 200,000 options were granted on June 9, 2003 at a price of €6.45, 10,000 options were granted on July 23, 2003 at a price of €5.62 and 78,000 options were granted on December 11, 2003 at a price of €7.21.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

In 2004, Equant granted 1,626,641 options at a price ranging from €3.28 to €8.43, as detailed below:

–	78,000 options were granted on January 1, 2004 at a price of €7.21, exercisable between January 1, 2005 and January 1, 2014. One third of the options may be exercised after one year, two thirds of the options may be exercised after two years and 100% of the options may be exercised after three years.

–	150,000 options were granted on February 26, 2004 at a price of €8.43, exercisable between February 26, 2005 and February 26, 2014. 25% of the options may be exercised after one year, 50% after two years, 75% after three years and 100% after four years.

–	1,190,000 options were granted on March 1, 2004 at a price of €8.25, exercisable between March 1, 2005 and March 1, 2014. One third of the options may be exercised after one year, two thirds after two years and 100% after three years, with the exception of 32,916 options which may only be exercised in full after a period of three years.

–	10,000 options were granted on March 15, 2004 at a price of €7.53, exercisable between March 15, 2005 and March 15, 2014. One third of the options may be exercised after one year, two thirds after two years and 100% after three years, with the exception of 5,870 options which may only be exercised in full after a period of three years.

–	91,641 options were granted on April 1, 2004 at a price of €7.89, exercisable between April 1, 2005 and April 1, 2014. One third of the options may be exercised after one year, two thirds after two years and 100 % after three years.

–	12,000 options were granted on April 22, 2004 at a price of €7.39, exercisable between April 22, 2005 and April 22, 2014. One third of the options may be exercised after one year, two thirds after two years and 100% after three years.

–	70,000 options were granted on July 22, 2004 at a price of €5.02, exercisable between July 22, 2005 and July 22, 2014. 25% of the options may be exercised after one year, 50% after two years, 75% after three years and 100% after four years.

–	25,000 options were granted on March 15, 2004 at a price of €3.28, exercisable between October 26, 2005 and October 26, 2014. One third of the options may be exercised after one year, two thirds after two years and 100 % after three years.

The different option plans granted by Equant to its employees (including the restricted share awards) are summarized below:

	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	7,815,390	$ €	20.23 16.01

Granted	1,626,641	$ €	10.33 7.96

Exercised	(103,704)	$ €	27.00 20.81

Cancelled, returned, lapsed	(1,545,420)	$ €	25.95 20.00

Options outstanding at the end of the year	7,792,907	$ €	16.94 13.47

Details of outstanding options at December 31, 2004 are as follows:

	Number of options	Weighted average vesting period (in months)	Weighted average exercise price		Number of options exercisable at Dec. 31, 2004
Stock options plans	7,792,907	19	$ €	16.94 13.47	3,483,831

Total	7,792,907	19	$ €	16.94 13.47	3,483,831

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

The number of options outstanding at December 31, 2004 represented 2.66% of shares issued by Equant NV at that date.

NOTE 24 - MINORITY INTERESTS

Changes in minority interests are as follows:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Opening balance	5,966	9,780	8,101
Net income/(loss) for the period	218	522	(170)
Issuance of share capital to minority interests	2	(52)	23
Effect of acquisitions and divestitures	(2,117)	(3,226)	2,747
Appropriation of prior period net income/(loss)	(144)	(120)	(77)
Translation adjustment	283	(836)	(799)
Other	(156)	(102)	(45)

Closing balance	4,052	5,966	9,780

At December 31, 2004, minority interests related mainly to TP Group for an amount of €2,567 million, Orange subsidiaries for €599 million, Equant for €411 million, and PagesJaunes for €138 million. The effect of acquisitions and divestitures primarily reflects the purchase of minority interests - representing €(1,259) million - further to France Telecom’s public tender offer for Wanadoo shares (see Note 3), €(198) million further to the compulsory purchase of outstanding shares in Wanadoo, €(248) million further to the tender offer followed by the compulsory purchase of Orange shares (see Note 3), and €(519) million reflecting the impact of consolidating Tele Invest and Tele Invest II at January 1, 2004 (see Note 2).

At December 31, 2003, minority interests related mainly to Orange SA and its subsidiaries for an amount of €673 million, TP Group for an amount of €2,507 million, Wanadoo for €1,449 million and Equant for €965 million. The change in translation adjustment is mainly due to the exchange rate variations of the Polish zloty and the pound sterling. The effect of acquisitions and divestitures primarily reflected the purchase of minority interests in Orange – representing €2,962 million - further to France Telecom’s public exchange offer for Orange shares (see Note 3).

At December 31, 2002, minority interests related mainly to Orange SA and its subsidiaries for an amount of €3,463 million, TP Group for an amount of €2,836 million, Wanadoo for €1,654 million and Equant for €1,182 million. The effect of acquisitions and divestitures related mainly to the change in the method of consolidation of TP Group (see Note 3) for €3,011 million and to the purchase of approximately 2% of the minority interests in Orange SA following the exercise of a put option by E.On amounting to €(539) million (see Note 3) and to the dilution of France Telecom’s interest in Wanadoo following the acquisition of eresMas for €220 million (see Note 3).

NOTE 25 - SHAREHOLDERS’ EQUITY

At December 31, 2004, the share capital of France Telecom amounted to €9,869,333,704, made up of 2,467,333,426 ordinary shares with a par value of €4 each. For the year ended December 31, 2004, the weighted average number of ordinary shares outstanding amounted to 2,444,046,190, and the weighted average number of ordinary and dilutive shares amounted to 2,482,499,469.

French decree no. 2004-387 of May 3, 2004, issued pursuant to law no. 2003-1365 of December 31, 2003, authorized the transfer of France Telecom from the public sector to the private sector. On September 7, 2004, the French State sold 267,716,480 existing France Telecom shares, representing 10.85% of France Telecom’s share capital. These shares were held either directly or indirectly through ERAP, an industrial and commercial public undertaking. Following this sale, the French State launched a share offer reserved for employees and former employees of the France Telecom Group pursuant to the French law of August 6, 1986 on privatization (see Note 31).

At December 31, 2004, the French State owned directly, and indirectly through ERAP, 42.24% of France Telecom’s share capital.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

25.1 Changes in share capital

During 2004:

■	On April 9, 2004, the Board of Directors noted the creation of 1,145 shares further to the conversion of convertible bonds into France Telecom shares in the first quarter of 2004.

■	On April 29, 2004, France Telecom issued 64,796,795 new shares in exchange for the Wanadoo shares tendered to the public exchange offer.

■	France Telecom increased its share capital through the issuance of 218,658 shares further to the exercise of Wanadoo SA stock options. These options were exercised between September 27, 2004 and December 31, 2004. The exercise - during said period - of the Wanadoo stock options transferred to France Telecom (see Note 23.1) resulted in the creation of 218,658 France Telecom shares, as noted by the Board of Directors on January 26, 2005.

Pursuant to the Ordinary and Extraordinary Shareholders’ Meeting of February 25, 2003, the Board of Directors has the authority for a period of 26 months to proceed with the issuance of ordinary shares, with or without preferred subscription rights for existing shareholders, or of instruments giving access to France Telecom share capital, representing a maximum nominal capital increase of €30 billion.

During the year ended December 31, 2003, in addition to the TDIRA issuance (see Note 26), the authorization was used as follows:

■	France Telecom increased its share capital through the issuance of 1,037,205,725 new shares with a par value of €4. Following this issuance, the number of shares issued reached 2,224,364,449 and the Company’s share capital amounted to €8,897,457,796. This capital increase was carried out through grants of stock purchase warrants (BSA) at a ratio of one BSA per France Telecom share held. 20 BSA gave holders the right to subscribe to 19 shares at a price of €14.50 per share. Further to France Telecom’s announcement that the BSA allocated to its 95,363,219 treasury shares would not be exercised or sold, 1,091,795,500 BSA were exercised (five BSA were not exercised due to the ratio applicable). France Telecom entered into a collateral contract with a bank syndicate which committed the bank syndicate to acquire and exercise all outstanding BSA. At the end of the subscription period, the shares issued were placed on the market in the course of a placement with bookbuilding and the difference between the placement price and the subscription price, i.e. €4.275 per BSA, was paid to the BSA holders selling their BSA. The gross amount of the rights issue totaled €15,039 million. Taking into account the issuance costs and bank fees (€200 million), the net proceeds from the capital increase amounted to €14,839 million.

■	On February 25, 2003 the Board of Directors decided to cancel 3 million France Telecom treasury shares (representing €312 million) over the first six months of 2003 in connection with the TDIRA issuance authorized by the Ordinary and Extraordinary Shareholders’ Meeting of February 25, 2003.

■	In June 2003, France Telecom launched an employee share issue. On July 28, 2003 the Chairman noted that at the end of the subscription period, 5,596,476 shares payable in cash had been subscribed, and a further 1,754,152 free shares had been granted to the subscribers, representing a total of 7,350,628 new shares for an amount of €87 million.

■	On October 17, 2003, France Telecom issued 170,600,523 shares with a par value of €4 each, thus increasing the number of shares in issue to 2,402,315,600 and the share capital to €9,609,262,400 in order to finance the acquisition of Orange shares as part of the exchange offer (see Note 3), in addition to the 95,363,219 treasury shares remitted (see below). Based on the market price of the France Telecom share on October 16, 2003 (€21.25) - the date on which the Conseil des Marchés Financiers published the results of the exchange offer - the gross amount of the capital increase was €3,625 million. Issuance costs and bank fees amounted to €32 million.

■	At December 31, 2003, the capital of France Telecom included 1,228 shares issued further to the conversion of 101 convertible bonds during the year, at a ratio of 12.17 shares per bond. These bonds had a face value of €800.05 and were issued at par in November 1998. At December 31, 2003, 2,536,878 bonds were outstanding. They matured on January 1, 2004 and holders have been able to redeem their bonds since January 2, 2004.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

During the year ended December 31, 2002, France Telecom:

■	Increased its share capital through the issuance of 33,687,956 new shares with a par value of €4 each, representing €134.8 million, in order to distribute part of the 2001 dividend in the form of shares, including 98,677 new shares representing the payment made by the shareholders. The premium attached to each share issued amounted to €15.7, representing a total of €527.6 million.

■	Carried out an employee share issue representing 2,298,125 shares

■	at a price of €22.85, plus the 2,381,416 shares granted free to subscribers, i.e. a total of 4,679,541 new shares - with a par value of €4 each - for an amount of €18.7 million. The issuance premium amounted to €33.8 million after employer contributions and the discount linked to shares issued free to subscribers.

■	As part of the same operation, France Telecom bought back 2,160,593 shares from Company mutual funds (“‘Fonds Commun de Placement d’Entreprise “) for a price equal to the subscription price of the new shares fixed at €22.85, and then cancelled 2,040,716 shares. The corresponding reduction in the share capital and issuance premium amounted to €8.1 million and €38.5 million, respectively.

25.2 Treasury shares

During the year ended December 31, 2004:

At France Telecom’s Ordinary and Extraordinary Shareholders’ Meeting of April 9, 2004, the Company’s shareholders authorized the Board of Directors to purchase France Telecom shares representing up to 10% of the capital. This authorization was given for a period of 18 months - from the date of the meeting up to October 9, 2005 - pursuant to the share buyback program approved by the Autorité des marchés financiers on March 22, 2004 under no. 04- 182.

Under this program, on December 6, 2004 France Telecom purchased 34 shares to cover the conversion in advance of term of two France Telecom 4% bonds maturing on November 29, 2005.

France Telecom did not purchase any other shares in 2004 in the context of this program and therefore holds no treasury shares at December 31, 2004.

During the year ended December 31, 2003:

■	France Telecom used 95,363,219 existing treasury shares to exchange for Orange shares under the public exchange offer (see Note 3), in addition to the 170,600,523 new shares issued (see above). This transaction resulted in a gross increase in shareholders’ equity of €9,665 million, less a €5,675 million capital loss, net of a €1,963 million tax impact, i.e. a net increase in consolidated shareholders’ equity of €3,990 million. Further to the public exchange offer, France Telecom did not hold any treasury shares at December 31, 2003.

During the year ended December 31, 2002:

■	Acquisitions of treasury shares represented 51.9 million shares for an average price of €96.79. They result from the purchase on March 25, 2002 of 49.74 million shares representing the remaining shares held by Vodafone for an amount of €4.973 billion and the July 31, 2002 purchase of 2.16 million shares from Fonds Commun de Placement d’Entreprise for €49.4 million, as part of the employee share issue (see above).

■	Further to the employee share issue and the Company’s purchase of 2.16 million of its treasury shares (see above), on September 12, 2002 the Board of Directors decided to cancel 2,040,716 shares.

■	No treasury shares were divested during the year.

■	Put and call options exchanged between France Telecom and Deutsche Telekom, relating to 20.5 million France Telecom shares, were cancelled in June 2002 at the request of Deutsche Telekom, the shares having been sold directly on the market.

■	After these transactions, France Telecom had no off-balance sheet commitments related to treasury shares at December 31, 2002.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

25.3 Total Number Of Shares Potentially Available For Issue

The table below shows the weighted average number of shares potentially available for issue based on the instruments in force at December 31, 2004.

	Dec. 31, 2004	Dec. 31, 2003
Perpetual bonds redeemable for shares –TDIRA(1) (see Note 26)	132,601,144	141,786,988
OCEANE bonds	14,648,679
Other convertible bonds(2)	–	85,803,753
Orange liquidity contract (see Note 23)	44,027,474	50,624,031
Wanadoo stock options transferred (see Note 23)	7,214,125	–

Total	198,491,422	278,214,772

25.4 Instruments Included In The Calculation Of Diluted Earnings Per Share

Based on the instruments detailed in Note 25.3, the table below lists the instruments that were effectively included in the calculation of diluted earnings per share.

Instruments included in the calculation of diluted earnings per share	Dec. 31, 2004	Dec. 31, 2003
Weighted average shares outstanding – basic	2,444,046,190	1,955,369,526
Perpetual bonds redeemable for shares –TDIRA(1) (see Note 26)	–	141,786,988
OCEANE bonds	14,648,679	–
Other bonds convertible/exchangeable into shares(2)	–	85,803,753
Orange liquidity contract (see below)	18,860,297	3,453,748
Wanadoo stock options transferred (see below)	4,944,303	–

Weighted average shares outstanding – diluted(1) & (2)	2,482,499,469	2,186,414,015

(1)	The perpetual bonds redeemable for shares (TDIRA) were anti-dilutive and were not included in the calculation of diluted earnings per share at December 31, 2004

(2)	At December 31, 2004, France Telecom no longer had any bonds convertible and exchangeable into shares. The bonds issued in 1998 and 2001 had been redeemed in full at December 31, 2004.

As regards the Orange liquidity contract, the number of potential shares effectively included in the calculation of diluted earnings per share is determined as follows: for each plan falling within the scope of the liquidity contract, an exchange ratio representing 1 Orange share for 0.445 France Telecom SA share (see Note 23) is applied to the exercise price of the options. This amount is compared to the France Telecom SA share price at December 31, and if lower, it is considered to be in the interests of the option holders to exercise their options. Accordingly, all options relating to the stock option plan are deemed to have been converted into France Telecom SA shares. The following calculation is then applied to stock option plans meeting the afore-mentioned conditions:

Number of options x [France Telecom SA share price – (exercise price of the options x exchange ratio)/France Telecom SA share price] = Number of potentially dilutive shares.

For the calculation of the number of potentially dilutive instruments regarding Wanadoo stock options a pro rata rate is applied from April 19, 2004, the date on which the public exchange offer for Wanadoo shares was closed (see Note 23).

25.5 Distributions

France Telecom’s Shareholders’ Meeting of April 9, 2004 approved the distribution of an amount of €0.25 for each France Telecom share outstanding at the date of said Meeting, and for each France Telecom share issued under the public tender offer relating to Wanadoo shares. The cash payment was paid on May 7, 2004.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

25.6 First-Time Adoption Of New Accounting Standards

The application of CNC Recommendation 03-R-01 on employee benefits led to the reclassification of early retirement plans as employment termination benefits, resulting in a decrease of €503 million in consolidated retained earnings, or €325 million excluding tax (see Note 2).

At January 1, 2004, the impact on consolidated retained earnings of consolidating securitization vehicles, as well as Tele Invest and Tele Invest II (see Notes 2 and 3), was as follows:

-	an increase of €4 million relating to FT SA and Orange securitization vehicles (see Note 2),

-	a decrease of €(66) million relating to Tele Invest and Tele Invest II, corresponding to (i) €(524) million in cumulative financial charges incurred by Tele Invest and Tele Invest II at January 1, 2004; (ii) €(155) million in goodwill amortization relating to TP SA; (iii) €12 million in other changes in shareholders’ equity; (iv) a €(269) million change in cumulative translation adjustment at January 1, 2004; and (v) €870 million relating to the reversal of the provision set aside in respect of Kulczyk’s put option (see Note 22).

The application of Comité d’Urgence Opinion no. 2004-E of October 13, 2004 on the accounting treatment of volume-based or incentives granted by companies to their customers led to a net decrease of €195 million in retained earnings at January 1, 2004.

25.7 Foreign Currency Translation Adjustment

At December 31, 2004, the €610 million increase in shareholders’ equity recorded under “Translation adjustment” primarily concerns TP SA (€664 million).

Out of the total €610 million increase, €426 million concerns goodwill, including €357 million relating to TP SA and €43 million relating to Orange PCS.

At December 31, 2003, the (€3,614 million) reduction in shareholders’ equity recorded under “Translation adjustment” primarily concerned Orange PCS ( a €2,002 million reduction), TP SA (a €558 million reduction) and the Equant sub-group (a €249 million reduction).

Out of the total (€3,614 million) reduction, (€2,142 million) concerned goodwill, including (€1,471 million) relating to Orange PCS, (€310 million) to TP SA and (€109 million) to Equant.

NOTE 26 - NON-REFUNDABLE FUNDS AND EQUIVALENTS

In accordance with the Assignment and Subscription Agreements, the Ordinary and Extraordinary Shareholders’ Meeting of France Telecom held on February 25, 2003 authorized the Board of Directors to issue perpetual bonds redeemable for France Telecom shares (TDIRA), to be subscribed by MobilCom’s banking syndicate and equipment supplier creditors (See Note 22.3).

On March 3, 2003, France Telecom issued 430,705 perpetual bonds redeemable for shares of France Telecom (TDIRA) with a nominal value of €14,100 each, representing a total amount of €6,072,940,500, of which €4,820,931,000 was reserved for the banking syndicate (the “Bank Tranche”) and €1,252,009,500 for Nokia and Ericsson (the “Supplier Tranche”).

The TDIRA had an initial interest rate of 7% from their issuance date until December 31, 2009 inclusive and were indexed on Euribor +3 % thereafter. These rates could be revised to 6.5% and Euribor 3 months +2.5 % if, among other conditions, France Telecom’s rating reaches Baa1 and BBB+ according to Moody’s and Standard & Poor’s, respectively. Where no dividend payment is voted in the Shareholders’ Meeting or no interim dividend payment is paid by the Board of Directors during the 12 months preceding the coupon payment date, France Telecom can delay the payment of the coupon. Such deferred interest will itself accrue interest based on the Euribor 12-month rate until the deferred payments are made. This deferred interest must be paid in full - including the related accrued interest - at the date of payment of the coupon following any decision to pay a dividend or interim dividend and before the redemption of the TDIRA. Such interest costs are expensed on an annual basis in the statement of income. Where their payment is deferred, identified interest and/or capitalized interest will be included in liabilities but not in the “non-refundable funds and equivalents” line.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

France Telecom’s Shareholders’ Meeting of May 27, 2003 decided not to pay dividends for the year ended December 31, 2002 and France Telecom decided to defer the payment of interest due on the TDIRA for 2003, representing an amount of €253 million at December 31, 2003.

The TDIRA are redeemable for new France Telecom ordinary shares (at any time at the holders’ request or at France Telecom’s initiative from March 3, 2010, provided that the average closing price for France Telecom shares during a period of 20 consecutive trading days, chosen among 40 trading days during which the stock is listed, is higher than 125% of the redemption price), using the following conversion ratio: 355.8959 shares for one TDIRA with a nominal value of €14,100 (the initial ratio of 300 shares per TDIRA was adjusted in April 2003 and May 2004 to take into account France Telecom’s capital increase and distribution of premiums). This rate will be adjusted to protect the rights of the holders according to applicable law. In addition, during the first seven years, the TDIRA redemption rate allocated to the banking syndicate will be adjusted to compensate for any dividend distribution, if these distributions are not otherwise taken into account through another adjustment.

The TDIRA were listed on the Premier Marché (international issuances) of Euronext Paris and the information memorandum was approved with a warning by the Commission des Opérations de Bourse on February 24, 2003 under visa n°03-092. The initial subscribers agreed not to sell their securities up to the earlier of the date that falls six months after any capital increase carried out by France Telecom through a public offer, and June 30, 2004.

On August 25, 2003 France Telecom and the TDIRA holders agreed to change the conditions applicable to the payment of interest on the TDIRA in order to align them with market conditions following interest rate spread decreases applied to France Telecom since its share capital increase. Following this amendment, the TDIRA bear interest at 5.75% from their issuance date until December 31, 2009 inclusive (instead of 7% as initially agreed) and at Euribor +3% thereafter (unchanged compared to the initial interest conditions described above). These two rates could be revised to 5.25% (instead of 6.5% as per the initial interest conditions) and Euribor 3 months + 2.5% thereafter (unchanged compared to the initial interest conditions detailed above) if, among other conditions, France Telecom’s rating reaches Baa1 and BBB+ according to Moody’s and Standard & Poor’s, respectively. This set of amendments required France Telecom to pay an additional amount of €438 million to TDIRA holders, which was recorded as a non-operating expense in the second half of 2003.

In addition to the change in the interest on the TDIRA, the term of the commitment by the holders not to sell these securities on the market was extended from October 15, 2003 (the initial deadline) to June 30, 2004.

During the second half of 2003, France Telecom bought back 56,297 of the TDIRA. 54,524 were bought back from the holders of the “Bank Tranche” and 1,773 TDIRA were bought back from holders of the “Supplier Tranche”.

During the second half of 2004, France Telecom bought back 9,220 of the TDIRA from the holders of the “Bank Tranche”. Further to this transaction, the “Bank Tranche” has decreased from 287,386 TDIRA to 278,166 TDIRA.

At December 31, 2004, the remaining TDIRA recorded under “Non-refundable funds” amounted to €5,149 million.

Following the decision of France Telecom’s Shareholders’ Meeting held on April 9, 2004 to pay dividends for 2003, on January 3, 2005, the Company paid out a total of €548.4 million, including €296 million in interest due in 2004 and €252.4 million in respect of interest deferred in 2003.

NOTE 27 - RELATED PARTY TRANSACTIONS

The related party transactions summarized below mainly concern material transactions carried out in the ordinary course of business with (i) companies accounted for under the equity method; (ii) companies where the Chairman of France Telecom’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee; and (iii) La Poste. Subsequent to the separation of France Telecom and the French postal services (La Poste) in 1987, a number of transactions have subsisted, relating particularly to personnel and shared properties.

Telecommunications services provided to French governmental authorities, which are one of France Telecom’s largest customers, as well as those to its various regional and local authorities, are provided at market prices.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

Amounts receivable from related parties

(in millions of euros)	At
Related party	December 31, 2004	December 31, 2003	December 31, 2002
Tower Participations SAS	6	4	–
AXA	6	–	–
Thomson	16	26	–
La Poste	54	56	47

Amounts payable to related parties

(in millions of euros)	At
Related party	December 31, 2004	December 31, 2003	December 31, 2002
Tower Participations SAS	16	18	–
AXA	4	21	–
Thomson	4	7	–
La Poste	49	28	36

Material transactions with related parties

(in millions of euros)		At
Related party	Type of transaction	December 31, 2004	December 31, 2003	December 31, 2002
Tower Participations SAS	Expenses	(62)	(55)	–
	Income	11	23	–

AXA	Expenses	(14)	(29)	–
	Income	21	5	–

Thomson	Expenses	(15)	(13)	–
	Income	16	22	–

La Poste	Jointly managed services	84	56	42

NOTE 28 - CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET COMMITMENTS

28.1 Contractual Obligations Reflected on the Balance Sheet

			Payments due by maturity at December 31, 2004
(in millions of euros)	Note/ Section		Total	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
Short-term borrowings	16		3,887	3,887
Long-term borrowings	16		43,504	7,478	9,866	9,535	16,625
- TP SA credit line draw-downs(1)	18		572	125	152	118	177
- Orange credit line draw-downs(2)	18		260	79	99	57	25
- Bonds convertible, exchangeable or redeemable into shares(3)	17		1,592	442		1,150
- Capital leases	22.2.1 a	)	832	69	172	128	463

Early retirement plan	22		3,760	880	1,640	947	293

Total			51,151	12,245	11,506	10,482	16,918
(1)	Amount before swap: €557 million

(2)	Amount before swap: €260 million

(3)	Maximum amounts assuming no conversion or exchange.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

28.2 Off-balance Sheet Contractual Obligations and Commitments

At December 31, 2004, Management considers that, to the best of its knowledge, there are no existing commitments, other than those described below, likely to have a material impact on the current or future financial position of France Telecom.

28.2.1 Investment, Purchase and Leasing Commitments

			Payments due by maturity at December 31, 2004
(in millions of euros)	Section		Total	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
Operating lease commitments	a	)	6,133	921	1,715	1,607	1,890
Investment commitments	b	)
- TP Group investments			2,216	503	1,713
- Other investments			1,206	961	176	65	4
Commitments related to the purchase and leasing of goods and services	c	)	3,278	1,581	984	329	384

Total			12,833	3,966	4,588	2,001	2,278

a)	Commitments related to leases

The table below shows minimum future lease payments due under non-cancelable capital and operating leases at December 31, 2004:

	At December 31, 2004
(in millions of euros)	Capital leases(1) & (2)	Operating leases(3)
2005	69	921
2006	71	870
2007	101	845
2008	60	818
2009	68	789
2010 and beyond	463	1,890

Total minimum future lease payments	832	6,133
Less interest payments	63

Net present value of minimum commitments	769	6,133

(1)	Included in the borrowings set out in Note 16.

(2)	Not including lease payments on capital leases relating to Orange’s “in substance defeasance” transactions (see Note 28.3 below).

(3)	Lease payments taking the form of overheads (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of part of France Telecom’s real estate (see below).

As part of the divestment of certain of its real estate assets in 2001, 2002 and 2003, France Telecom is committed to re-lease these buildings except for certain assets to be vacated in the short-term. France Telecom may choose whether or not to renew these leases upon expiry or replace them by other leases with renegotiated terms and conditions. Lease payments relating to the real estate divested as part of this program amounted to €310 million at December 31, 2004.

Lease payments under operating leases posted to the statement of income in 2004 amounted to €1,113 million (€1,211 million in 2003).

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

b)	Investment commitments

France Telecom’s investment commitments primarily relate to the development of its networks.

In connection with the awarding of licenses, concession contracts or the acquisition of businesses, France Telecom may be subject to certain obligations, not included in the above table, imposed by governmental and/or regulatory authorities relating to network coverage, number of subscribers, quality of service and tariffs. Compliance with these obligations requires significant investments in future years as part of network development plans in countries where a license was granted, particularly as regards the rollout and enhancement of Orange’s 2G and 3G European networks. Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that France Telecom has the ability to fulfill its obligations towards governmental and/or regulatory authorities.

As part of the “départements innovants” programs set up with a number of local and regional authorities, France Telecom has undertaken to expand access to high-speed Internet services and play an active role in developing innovative network use in certain French départements. Although the agreements do not include a specified level of expenditure, the objectives set by the programs will require significant investments by France Telecom in future years. These investments fall within the scope of the current rollout of the high-speed network program.

Moreover, in certain exceptional cases, France Telecom is committed to carry out or to vote in favor of valued investment programs. These include:

■	TP Group

As part of the acquisition of TP Group by the France Telecom/Kulczyk Holding consortium (see Note 3), France Telecom is committed towards the Polish Treasury to vote in favor of a multi-annual investment program between January 1, 2001 and December 31, 2007. At December 31, 2004, the remaining amount to be invested by TP Group under this program amounted to €2,216 million (compared to €2,626 million at December 31, 2003).

■	Orange

-	Orange has undertaken to purchase 3G equipment from various vendors in connection with the rollout of its UMTS networks in France, the United Kingdom, Belgium, the Netherlands and Switzerland. At December 31, 2004, these commitments amounted to €253 million.

-	On July 15, 2003, Orange France SA and the two other mobile telephone operators in France signed a National Agreement (“Convention Nationale”) with the French government, the Association of French mayors, the French administrative départements and the French Telecommunications regulator (“ART”) under which they undertook to provide network coverage for certain low population zones (so called “white zones”). This agreement provides for a second phase of deployment covering approximately 1,000 additional sites between 2005 and 2007. The terms and conditions of this second phase of deployment were outlined in a letter sent to Orange France SA by the French Telecommunications Minister on March 25, 2004, as part of the GSM license renewal process which is currently underway (see below), and were confirmed in an amendment to the initial Convention Nationale signed on July 13, 2004. The French operators will bear the cost of this second phase of deployment in its entirety. The amount of related expenditure expected to be incurred by each of the three French mobile operators is estimated at between €55 million and €70 million. Total commitments relating to the rollout of the network to the “white zones” in France are estimated at €86 million for the two deployment phases.

■	FCR Vietnam

In 1997, France Telecom (through its subsidiary FCR Vietnam) made a commitment to VNPT—the Vietnamese fixed line telephony operator - to provide and install new telephone lines in Ho Chi Minh City. The initial planned investment was US$467 million over a period of 7 years. However, given the level of demand for new lines and the minimum 80% equipment usage rate, the total investment should not exceed US$178 million. Taking into account the investments already made, the residual amount of the commitment is estimated at approximately US$78 million at December 31, 2004.

c)	Commitments related to the purchase and leasing of goods and of services

In the ordinary course of its activities, France Telecom enters into purchase contracts with network equipment manufacturers and supply contracts with suppliers of handsets and other equipment, as well as various contracts with operators of

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

telecommunications lines. Such purchases may form part of multi-annual contracts. The most significant commitments at December 31, 2004 relate to the following:

-	the leasing of satellite transmission capacity for different commitments with maturities up until 2015, depending on the contract, in an overall amount of €977 million;

-	the leasing of circuits by Equant in an amount of €361 million;

-	maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of €314 million;

-	the leasing of transmission capacity by Orange in an amount of €205 million;

-	purchases of mobile telephony equipment by Orange for approximately €168 million;

-	the outsourcing of certain customer services by Orange in France, in an amount of €120 million.

As the financial risks relating to leases are generally offset by income generated with clients and purchase commitments reflect the anticipated requirements of France Telecom, the Group’s Management considers that these commitments do not give rise to a material risk.

28.2.2 Other off-balance sheet commitments

28.2.2.1 Guarantees

	Commitments due by maturity at December 31, 2004
(in millions of euros)	Section		Total/ Ceiling	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
Guarantees given to third parties by France Telecom
- as part of the ordinary course of business(1)	a	)	157	58	11	72	16
- in relation to disposals(2)	b	)	1,934	191	384	1,265	94
- sale of carry-back receivables	c	)	1,706			235	1,471
- “QTE” leases	d	)	1,396				1,396

Total			5,193	249	395	1,572	2,977

(1)	These concern warranties given to cover borrowings or commitments of non-consolidated companies and companies accounted for by the equity method.

(2)	Limited guarantees.

a)	Guarantees given as part of the ordinary course of business

The main commitments of France Telecom relating to borrowings are set out in Notes 16, 17 and 20.

France Telecom grants certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of contractual obligations by France Telecom SA and its consolidated subsidiaries in the ordinary course of their business. These guarantees are not shown in the table above as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. However, when these guarantees consist of collateral, they are disclosed in section 28.3 (“Assets covered by commitments”). Although they are not shown in the table above, any material guarantees granted by the Group to cover the commitments of consolidated subsidiaries are disclosed in this note when there are minority interests involved. In December 2003, France Telecom SA undertook to guarantee all of Equant’s obligations under an outsourcing agreement. France Telecom’s maximum liability under this guarantee is US$500 million.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

On an exceptional basis, France Telecom grants guarantees relating to the commitments of non-consolidated companies or companies accounted for by the equity method. At December 31, 2004, the amount of such guarantees was not material.

France Telecom has also granted guarantees to certain banks and co-shareholders which have participated in financing certain non-consolidated companies or companies accounted for by the equity method. If a claim was made under these guarantees, France Telecom would be required to reinvest in the subsidiaries concerned. At December 31, 2004, the amount of such guarantees is no longer material. At December 31, 2003, the two main guarantees given were as follows:

•	In February 2002, Orange and one of its co-shareholders in Bitco entered, on a joint and several basis, into a sponsor support deed in favor of equipment suppliers and a pool of Thai banks in connection with a bridge loan facility of THB 27 billion (increased to THB 33 billion in November 2002), granted to TA Orange Company Limited (99.86%-owned by Bitco). Under this agreement, Orange and one of its co-shareholders in Bitco had agreed to inject cash in TA Orange Company Limited up to a maximum amount of US$175 million. Upon completion of the disposal of part of its shareholding in Bitco on September 29, 2004 (see Note 3), Orange was fully released from all its obligations and commitments in connection with the bridge loan facility granted to TA Orange Company Limited in 2002.

•	Pursuant to a shareholder support agreement, established in connection with the financing agreements of ONE GmbH, Orange undertook to make a shareholder contribution available to ONE GmbH (a 17.45%-owned investment) if so required as a result of a decline in ONE GmbH’s financial health. The maximum amount of the contribution was set at €68 million. This obligation, due to be extinguished in 2009, has been cancelled following the refinancing of ONE GmbH, arranged on October 21, 2004.

b)	Asset and liability guarantees granted on disposals

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, France Telecom has accepted ordinary warranty clauses relating to assets and liabilities in the event of a failure to comply with certain declarations made at the time of divestment. All material sale agreements provide for ceilings on these warranties. Management believes that the risk of these warranties being called upon is unlikely or that the potential consequences of their being called upon are not material with regard to France Telecom’s results and financial position. The following table sets out the term and ceilings applicable to the main guarantees granted:

		Guarantee ceilings by maturity at December 31, 2004
(in millions of euros) Asset/Investment sold	Beneficiary	Ceiling	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
- TDF(1)	Tower Participations and subsidiaries	645			553	92
- Eutelsat	Eurazeo BlueBirds	462			462
- Casema	Cable Acquisitions	250			250
- Stellat	Eutelsat	180	180
- Real estate	Financial institutions	168	135	33
- Pramindo Ikat(2)	PT Indonesia	123		123
- Orange Denmark	TeliaSonera	90		90

(1)	Since December 13, 2004, the only asset and liability guarantees outstanding were given in relation to taxation, environmental law and competition law (expiring at the end of 2009), as well as in connection with certain major sites (expiring at end-2005 or end-2006, depending on the guarantee).

(2)	Since August 15, 2004, most guarantees given have expired without being called upon. However, the overall maturity of guarantees is March 15, 2006.

As part of the 2002 sale of the controlling interest in Télédiffusion de France (TDF) (see Notes 3 and 28.2.2.3), the shareholders’ agreement between France Telecom, Caisse des Dépôts et Consignations and certain investment funds gave control of Tower Participations SAS to the investment funds, which had the majority of representatives on the Supervisory Board. Shareholders agreed that in the event of failure to comply with contractual obligations relating to the composition of the Supervisory Board and/or majority rules for shareholders’ meetings of Tower Participations SAS, they would pay a penalty of €400 million to the investment funds on a pro rata basis. This commitment expired upon completion of the divestment by France Telecom of its entire 36% interest in Tower Participations SAS (see Note 31).

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

c)	Sale of carry-back receivables

As part of the sale of carry back receivables resulting from the choice to carry back tax losses for fiscal years 2000 (€235 million) and 2001 (€1,471 million), as set out in Note 7, France Telecom has accepted a standard clause relating to the existence of receivables sold and is committed to indemnify the credit institution for any error or inaccuracy identified in the amounts or nature of the receivables sold. The conformity of receivables sold has been guaranteed for a 3-year period from June 30, 2006 (2000 carry back) and June 30, 2007 (2001 carry back).

d)	“QTE” leases

As part of cross-leasing transactions (“QTE” leases) with various third parties, France Telecom has leased out and then leased back certain items of telecommunications equipment. The crossed flow of lease payments and France Telecom’s remuneration were prepaid at the outset of the contracts and are therefore not shown in the table detailing minimum future lease payments (see Note 28.2.1). Of the remuneration, the portion which pays for the guarantee against third party commitments given by France Telecom is recognized as income over the period of the guarantee. France Telecom estimates that the risk of the guarantee being called upon is negligible. At December 31, 2004, the guarantee represented €1,396 million.

28.2.2.2 Commitments to acquire or sell securities

	Maximum commitments due by maturity at December 31, 2004(1)
(in millions of euros)	Section	Total	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
Commitments to acquire or subscribe to securities	a)	560	556	4	0	0
Commitments to sell securities	b)	871	871	0	0	0
Reciprocal conditional commitments(2)	c)	777	777	0	0	0

(1)	When the range of maturities spans several periods, the commitment is classified at the earliest maturity date.

(2)	Maximum amount for France Telecom.

a)	Commitments to acquire or subscribe to securities

As part of agreements between France Telecom and its partners within jointly held subsidiaries or consortia, France Telecom has undertaken to purchase shares held by such partners or to subscribe for new share issues. The most significant of these commitments are the following:

•	Orange Dominicana (see Note 31)

Orange’s co-shareholder in Orange Dominicana has a put option, exercisable during the first month of each quarter from 2003 to 2007 at market value as determined by an independent investment bank, whereby it can sell its 14% shareholding in this company. At December 31, 2004, the company posted €155 million in sales and had 704,000 subscribers.

•	Wirtualna Polska/TP Internet

TP Internet, a wholly-owned subsidiary of TP SA, has granted a put option on the shares of Wirtualna Polska SA - 80.46%-owned by TP Internet - held by the other shareholders. The exercise price is indexed to the number of unique users of Wirtualna Polska, up to a maximum of US$66.40 per share. This option can be exercised either between June 1, 2005 and June 1, 2006, provided the average number of users exceeds three million in the 12 months preceding the exercise date of the option, or immediately if TP SA or one of its subsidiaries launches an Internet site in competition with Wirtualna Polska’s site. In 2003, TP Internet increased its stake in Wirtualna Polska from 50% to 80.46% by purchasing additional shares at a price of US$15 per share, representing a total amount of US$20 million. On December 9, 2003, minority shareholders holding 873,485 shares requested to exercise their option basing their claim on the fact that TP SA had allegedly launched an Internet portal in competition with that of Wirtualna Polska. TP Internet however considers that the early exercise of the option is not justified. In February 2004, Wirtualna Polska filed for bankruptcy protection under Polish law and in April 2004, a Polish Commercial Court announced that the company had gone bankrupt, although it indicated the possibility that an out-of-court settlement may be reached with the company’s creditors (see Note 29).

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

•	Darty France Telecom

Orange’s partner in the capital of Darty France Telecom SNC has a put option relating to its 50% interest in the joint venture, exercisable in the event that a dispute between the partners cannot be settled amicably or if Orange terminates the management agreement with the joint venture of its own volition. The exercise price of the option is based on a contractual price formula.

•	TDF

Pursuant to the agreements signed in 2002 upon the sale of Télédiffusion de France (TDF) and the acquisition of approximately 36% of the capital of Tower Participations SAS (see Note 3), France Telecom entered into a joint commitment with the other shareholders of the company to purchase convertible bonds and to exercise equity warrants prorata to its interest in the company, if Tower Participations SAS deems it necessary. For France Telecom this represented a maximum commitment of €50 million. The commitment expired upon completion of the sale by France Telecom of its entire 36% interest in Tower Participations SAS (see Note 31).

•	TP SA

Following the sale by the Polish government in 2000 and 2001 of shares in the Polish operator TP SA, France Telecom and Kulczyk Holding created a consortium. From October 31, 2001, this consortium owned 47.5% of TP SA, of which 33.93% was held by France Telecom and 13.57% by Kulczyk Holding (held through TeleInvest and TeleInvest II).

Pursuant to the agreement entered into by France Telecom and Kulczyk Holding on October 4, 2004, France Telecom acquired 10% less 1 share of the capital of TP SA on October 12, 2004 (see Note 3) and the remaining 3.57% on January 17, 2005 (see Note 31). As a result of these transactions, Kulczyk Holding no longer holds any shares in TP SA and the shareholder agreement between France Telecom and Kulczyk Holding, which included a number of clauses relating to the transfer of TP SA shares, has been terminated.

The Polish government has undertaken to grant a priority right of purchase to the consortium in the maximum amount of 10% of TP SA’s capital if it sells its TP SA shares as part of a public offer. At December 31, 2004, less than 4% of TP SA’s capital was directly held by the Polish government.

•	STMicroelectronics NV (“STM”)

STMicroelectronics Holding NV – or “STH” – (see Note 12) holds an option (“the Option”) granting it the right under certain circumstances to indirectly purchase preference shares at their par value, enabling it to obtain the majority of the voting rights in STMicroelectronics N.V. (“STM”). A new agreement was signed by STH’s direct and indirect shareholders on March 17, 2004 concerning their indirect shareholding in STM. At the date of said agreement, France Telecom indirectly held the following shares (see Note 12):

–	30 million STM shares previously underlying a bond exchangeable for STM shares due to mature on December 17, 2004 (see Note 17), and redeemed on March 9, 2004;

–	26.42 million shares underlying notes redeemable for STM shares maturing on August 6, 2005 (the “Equity Note”).These shares correspond to the maximum number of STM shares that France Telecom may grant to holders of the Equity Note (the exact number of shares to be granted will depend on the price of the shares at the date the Equity Note matures and will amount to at least 20.13 million shares if the price of STM shares exceeds €21.97 at said date).

Under the agreement, France Telecom undertook to:

(i) finance the exercise of the Option if STH were to exercise said Option after December 31, 2004 pro rata to its indirect interest in STM but not including the shares underlying the Equity Note. On December 3, 2004, STH carried out a block sale of the 30 million eligible STM shares on behalf of France Telecom (see Note 3). Accordingly, France Telecom no longer has any commitments in this respect.

(ii) finance the exercise of the Option if STH were to exercise the Option after redemption of the Equity Note in proportion to the number of STM shares it still held at said date. This would concern a maximum of 6.3 million shares assuming the share price exceeds €21.97 at maturity. France Telecom does not consider the risk to which it is exposed under this agreement to be material.

b)	Commitment to sell securities

•	Cable activities

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

On December 21, 2004, France Telecom undertook to sell its subsidiary France Telecom Câble, together with its cable networks, to a consortium comprising the fund manager Cinven and the cable operator ALTICE. The transaction fell within the scope of a global agreement concerning the sale of the cable operations of France Telecom, the CANAL+ Group and TDF, and is subject to the approval of the European Union competition authorities, as well as the agreement of the local authorities in which the networks operated by France Telecom Câble and NC NUMERICABLE are located, in particular with the non-exercise of their preemption right.

The sale price will total €351 million for France Telecom. This amount may be adjusted, where appropriate, to reflect the number of networks effectively transferred. France Telecom and the CANAL+ Group will each retain an interest of approximately 20% in the new company, representing an investment of approximately €37 million for each company.

•	TDF

On November 8, 2004, France Telecom undertook to sell its entire 36% interest in Tower Participations SAS, to investment funds managed by Chaterhouse Development and CDC Entreprises Equity Capital, and to Caisse des Dépôts. This transaction was completed on January 27, 2005.

Pursuant to the agreements entered into in 2002, a portion of the financial gain generated on this transaction may be transferred to the other shareholders when they subsequently sell their shares (see section 28.2.2.3, “Commitments relating to additional purchase consideration and sharing of capital gains”, and Note 31).

•	Intelsat

On August 16, 2004, Intelsat, 5.44%-owned by France Telecom, entered into an agreement with Zeus Holdings (“Zeus”) providing for a merger between Zeus and Intelsat and the simultaneous withdrawal of all of Intelsat’s shareholders from the company’s capital through the cancellation of their shares at a price of US$18.75 per Intelsat share. This agreement was approved by Intelsat’s shareholders in the Shareholders’ Meeting held on October 20, 2004. On January 28, 2005, Intelsat announced the finalization of its merger with Zeus (see Notes 12 and 31).

c)	Reciprocal conditional commitments

France Telecom has agreed, with its partners in certain companies, to various clauses for the compulsory or optional transfer of securities. The main objective of these clauses is to ensure that the parties concerned respect their commitments and to resolve differences between them. Most of the clauses provide for the determination of a transfer price on the basis of market value, generally set by a professional expert. France Telecom considers that the spread of values is too wide to be relevant, due to the start-up status of many of the companies concerned, and that their publication would be prejudicial to France Telecom’s interests in standard negotiations between the parties in the event of the transfer clauses being applied. At December 31, 2004, France Telecom’s commitments in this respect were as follows:

•	Orange Slovensko

The shareholders’ agreements which govern the relationships between Orange and its partners in Slovakia, which hold 36.12% of the company’s capital, provide for the exercise of put and call options in the event of serious breach by one of the shareholders or if the partners cannot reach an agreement on a major issue even after a mediation process. These options are generally exercisable at market price. If Orange defaults on its commitments in Slovakia, the exercise price includes the estimated compensation payable to the other shareholders. In 2004, Orange Slovensko posted sales of €480 million and had 2,361,000 subscribers.

•	Mobinil (Egypt)

The shareholders’ agreements which govern relationships between Orange and Orascom provide for the exercise of put options in the event of a serious disagreement between the parties or change of control of either party. In the event of a serious disagreement, the options are exercisable at market price. In the event of a change of control of the shareholders, the exercise price corresponds to 115% of the market value, which is based on ECMS’ stock price (a listed company 51%-owned by Mobinil, which in turn is 71.25%-held by Orange) in accordance with calculation terms detailed in the shareholders’ agreement. With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom. For information purposes, ECMS’s market capitalization, based on the ECMS share price at December 31, 2004, amounted to €1,574 million for 100% of the shares.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

•	Clix

The shareholders’ agreement of the Portugal-based Clix, which governs the relationship between France Telecom and its partner Sonae, provides for the exercise of put and call options in the event of a material failure by one of the shareholders to comply with its obligations under the agreement, a change of control, or a serious disagreement between the parties. The options are subject to separate provisions relating to matters such as their exercise conditions and price determination. Therefore, the exercise price may be determined either by reference to market value (plus or minus 20% depending on the case), freely by the parties within the framework of a “Texan clause”, or through an auction procedure. At December 31, 2004, Clix posted sales of €24 million and had 47,861 subscribers.

28.2.2.3 Commitments relating to additional purchase consideration and sharing of capital gains

In the context of agreements to acquire or sell securities, France Telecom has, in exceptional cases, undertaken to pay additional purchase consideration and/or waive part of the resulting capital gain after completion of the transaction concerned.

•	TDF

Within the scope of the sale of the controlling interest in Télédiffusion de France (TDF) in 2002, the shareholders’ agreement specifies shareholder liquidity rights, setting out certain preemption, joint exit and joint divestment rights.

Furthermore, upon future divestment of the shares of Tower Participations and Tower Participations France, the shareholders have a commitment, which was amended in the agreement signed on November 8, 2004 and performed on January 27, 2005, to share the gain on their investment as follows:

-	internal rate of return (IRR) between 0 and 12.5% for France Telecom, the gain is shared pro rata to the shareholders’ interest;

-	IRR above 12.5% for France Telecom, France Telecom will pay to the financial investors 65% of its additional gain beyond the 12.5% of IRR, limited to 25% IRR for financial investors;

-	once the financial investors reach an IRR of 25%, they will pay France Telecom 50% of their additional gain up to a ceiling of €221 million bearing interest at 7% per annum as from January 27, 2005.

Given the final sale price of €400 million at the date of the transaction on January 27, 2005, the maximum capital gain that France Telecom could be required to pay over to the other shareholders is €53 million.

•	Eutelsat

In the context of the Eutelsat divestment (see Note 3), France Telecom entered into an agreement with Eurazeo and financial investors of BlueBirds related to the distribution of cash resulting from the disposal by BlueBirds of its Eutelsat shares. Eurazeo and the financial investors (“B shareholders”) hold a preferential payment right until their initial investment reaches a 12% IRR. Once the 12% IRR threshold is reached by the B shareholders, France Telecom will receive in priority the proceeds until it reaches the same IRR threshold on its investment. Thereafter, B shareholders regain their preferential payment rights until they reach a 20% IRR. The remaining proceeds are distributed among all shareholders.

BlueBirds’ share in the extraordinary dividends paid by Eutelsat to its shareholders in December 2004 was paid over in full to BlueBirds’ “B shareholders”.

•	Orange Romania

On February 27, 2004, WSB, a wholly-owned subsidiary of Orange, acquired 5.46% of the share capital of Orange Romania SA from one of its co-shareholders for a cash amount of US$58.7 million, pursuant to an agreement signed on December 19, 2003. If Orange acquired shares in Orange Romania from a third party within 12 months following the completion of the transaction in return for a cash consideration or listed shares, and if the acquisition price of these shares exceeds US$1.15 per Orange Romania SA share, Orange would be obliged to pay an additional purchase consideration to the seller equal to the premium per share.

•	TP SA

Pursuant to the agreement entered into by France Telecom and Kulczyk Holding on October 4, 2004 (see Note 28.2.2.2 a), on January 18, 2005 France Telecom paid Kulczyk Holding a lump sum indemnity of €51 million. At December 2004, this amount was placed in escrow and was accrued for in the financial statements. The contractual indemnity may increase if the average price of TP SA shares on the Warsaw stock market over a consecutive period of 60 days between October 12, 2004 and July 6, 2006 exceeds PLN 56. The additional indemnity would therefore be equal to the difference between the average price of TP SA shares over said 60-day period and PLN 56 multiplied by 13.57% (9.99% acquired on October 12, 2004, and 3.57% to be acquired at the earliest in mid-January 2005). However, the additional indemnity may not exceed €110 million.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

28.2.2.4 Commitments related to employees other than pension and similar commitments

•	Commitments related to the public service secondment plan

In 2003, France Telecom signed a group-level agreement with union representatives including provisions applicable to the voluntary secondment, before December 31, 2005, of France Telecom’s civil service employees to other public service positions within local or national government or the hospital sector. Under the same agreement, France Telecom is required to pay (i) training costs; (ii) an indemnity - paid at the time of the employee’s secondment - intended to compensate over a two-year period for any difference between total remuneration received at France Telecom and that received in the new position, when the latter is lower than the former (capped at 60% of the previous total annual base salary); and (iii) a bonus, paid at the time of the employee’s integration into the new public service position, equivalent to four months’ remuneration. Similar provisions are included for private sector employees moving to the public sector.

Article 29-3 of the law of July 2, 1990, set up by law 2003-1365 of December 31, 2003 and the related enabling decrees, respectively set out the principles and terms and conditions applicable to the secondment of France Telecom civil servants to the public sector up to December 31, 2009, and the financial measures and assistance to be granted by France Telecom, i.e. (i) to pay the recruiting body for the first four months’ during which the employee concerned is seconded; (ii) pay an additional lump-sum indemnity to the employee concerned if the index he or she obtains in his or her new department is lower than that which he or she held at France Telecom; (iii) reimburse the new employer up to the amount of the additional cost payable in the form of employer’s contributions further to the secondment; and (iv) reimburse the new employer an amount equal to four months’ salary of the seconded employee.

The impact of the group-level agreement and the provisions of the law of December 31, 2003 relating to secondment to the public sector will depend on (i) the number of volunteers; (ii) the volume and type of positions offered by the various public services; and (iii) the decisions made by the body responsible for the organization of integrations at the end of the secondment period.

Therefore, the costs relating to these secondments are provisioned when it is probable or certain that the obligation will result in an outflow of resources without an inflow of at least an equivalent amount and the amount concerned can be measured reliably. The provision is recorded based on the laws and regulations in force when the secondment of a volunteer to a specific position is accepted by the secondment organization body.

If the volume of secondments through December 31, 2009 (the expiry date for secondments under the December 31, 2003 law), remained consistent with the volume of secondments in 2004, and based on the financial measures provided for under the agreement, the present value of future costs would amount to approximately €276 million.

•	Individual rights to training

Regarding individual rights to training for employees who are not civil servants and who are employed under indefinite-term employment contracts within the French subsidiaries of the France Telecom Group, vested training rights not yet used totaled approximately 585,184 hours at December 31, 2004. The employees concerned have not made a claim for any of these hours.

In accordance with the accounting policies set out in Note 2, no provisions were recognized relating to individual rights to training in France Telecom’s financial statements at December 31, 2004.

28.3 Assets covered by commitments

The table below shows France Telecom’s capacity to freely use its assets at December 31, 2004.

(in millions of euros)	December 31, 2004 Total
Assets held under capital leases	789
Fixed assets pledged or mortgaged(1)	1,410
Collateralized current assets	160
Outstanding sold receivables(2)	2,870

Total(3)	5,229

Pledged consolidated shares(4)	96

(1)	Value in the consolidated financial statements of assets given as security (including pledged non-consolidated shares).

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

(2)	Subordinated portion and deferred prices retained by the Group in relation to sold receivables.
(3)	Including €288 million corresponding to assets of companies whose shares have been pledged.
(4)	Value based on their contribution to consolidated net assets in the Group’s balance sheet.

Assets held under capital leases amounted to €789 million at December 31, 2004, including €298 million relating to “in substance defeasance” operations carried out by Orange in the UK.

As part of the capital lease agreements concluded in 1995 and 1997, Orange in the United Kingdom deposited amounts equal to the present value of its leasing obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with Orange’s leasing obligations.

At December 31, 2004, these funds totaled €558 million, compared with €1,063 million at December 31, 2003. In 2004, the financial institutions repaid funds in the amount of €462 million relating to the capital lease agreement concluded in 1997 (see Note 16), further to a first demand guarantee of €504 million granted by Orange to the financial institutions in order to secure its obligations under the 1997 capital lease agreement. The remaining amount deposited with these institutions (€558 million), and the related interest, will be used to settle Orange’s obligations under the 1995 lease agreement.

These operations, which in substance are the same as early extinguishments of capital lease commitments, result in the offset of the deposit amount and the capital lease obligation. Accordingly, the related capital lease obligations are not shown in the table in Note 28.2.1. The operations resulted in a net gain, which has been recorded in the consolidated balance sheet as deferred income and will be amortized to the statement of income over the lease term on a straight-line basis. The net gain was calculated by deducting a provision recorded to cover future costs relating to probable changes in interest or tax rates, as estimated by the company’s Management (see Note 22).

Orange plc has received guarantees from its former shareholders, Hutchison Whampoa and British Aerospace, and has third-party liability insurance to cover the payments under the 1995 capital leases, should the deposit banks become insolvent.

Various fixed and current assets of the France Telecom Group have been pledged or given as security, representing an amount of €1,570 million at December 31, 2004, compared to €11,875 million at December 31, 2003. The pledges relating to these fixed and current assets owned by Orange’s subsidiaries in the United Kingdom, Romania and Belgium, were released in 2004 for an amount of €10.3 billion, following the repayment of bank loans and credit facilities.

At December 31, 2004, the main pledged assets concerned certain of Orange’s consolidated investments in Egypt, Botswana and the Dominican Republic and its non-consolidated investments in Portugal and Moldova.

As part of swap contracts, France Telecom may be required to deposit cash collateral, of which the amount recorded at December 31, 2004 was €1,129 million.

Pursuant to the accounting treatment of vehicles used in the context of accounts receivable securitization programs described in Note 2, outstanding sold receivables amounted to €2,870 million at December 31, 2004.

NOTE 29 - LITIGATION AND CLAIMS

In the ordinary course of business, France Telecom is involved in a number of legal and arbitration proceedings and administrative actions.

The costs associated with these proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. In the latter case, a provision is recorded to provide for the lower end of the range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level. However, events arising during legal proceedings may require a reassessment of this risk.

With the exception of the procedures described hereafter, France Telecom is not party to any legal or arbitration proceedings (and France Telecom is not aware of any proceedings of that nature envisaged by government agencies or third parties) for which the Management of France Telecom considers that the probable outcome could reasonably have a material adverse effect on its earnings, activity or financial position.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

At December 31, 2004, a total of €424 million was recorded in France Telecom’s accounts by way of provisions to cover all of the litigation proceedings in which it is involved.

Litigation related to competition law

A certain number of claims have been issued by competitors against France Telecom for alleged anti-competitive behavior. With regard to the claims lodged with the Competition court (“Conseil de la Concurrence”), plaintiffs generally claim all available sanctions under the law, including the termination of anti-competitive practices combined with daily penalties and fines that can, in theory and in the worse case scenario, amount to as much as 10% of the Group’s revenue. Competitors may also claim damages in civil or commercial proceedings for the harm allegedly caused by France Telecom’s anti-competitive behavior.

European Commission procedures and requests for information

■	On November 26, 1996, the AOST association (which includes British Telecommunications France, Cable & Wireless France, AT&T France, Siris, Worldcom France, RSLcom, Esprit Telecom and Scitor) made a claim to the European Commission alleging abuse of dominant position by France Telecom for its “modulance” offer. In response to a request from France Telecom, the European Commission informed the Group that the case had been closed.

■	On February 26, 1997, the European Commission notified France Telecom of a complaint lodged by Cegetel for abuse of dominant position. The complaint’s main allegations related to certain aspects of France Telecom’s pricing policy and, in particular, certain subscription packages. In response to a request from France Telecom, the European Commission informed the Group that the case had been closed.

■	In December 2001, following sector inquiries on the conditions for unbundling the local loop and providing access to high-speed services in the European Union member states, the European Commission notified Wanadoo of claims against the company’s tariffs for the high-speed Internet services Wanadoo ADSL and Pack eX-Tense. In July 2003, the European Commission ordered Wanadoo to pay a fine of €10.4 million for abuse of dominant position by applying a predatory pricing policy on the retail high-speed Internet access market between March 2001 and October 2002. Wanadoo has lodged an appeal against this decision with the European Court at Luxembourg. A ruling is expected to be handed down in the first half of 2005.

During the first six months of 2004, the European Commission and the Directorate General for Competition (DGCCRF) carried out inquiries at the head offices of France Telecom and Wanadoo to verify whether certain prices applied by Wanadoo in January and February 2004 were in breach of competition law. France Telecom has lodged an appeal against the decision of the Commission and the order of the French judge based on which these inquiries were carried out.

■	Since 2001, the European Commission has been carrying out an inquiry on the invoicing of roaming charges in European member states, which is mainly focusing on the United Kingdom and Germany. In July 2004, the Commission launched formal proceedings against Vodafone and O2 in the United Kingdom. However, no formal proceedings have been initiated against Orange. The timeline for the Commission’s inquiry remains uncertain.

■	On January 30, 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure focused on the following two issues: (i) the financial measures announced by the French State on December 4, 2002, when the State indicated in particular that it was prepared to anticipate its participation in France Telecom’s capital increase alongside private investors through a shareholder’s loan, which was never actually put in place; and (ii) the special French business tax (“taxe professionelle”) regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990, from which it benefited from 1991 to 2002.

On July 20, 2004, the European Commission stated that these financial measures and the special business tax regime were incompatible with the European Union Treaty. The Commission did not require any repayment of State aid in relation to the above-mentioned financial measures, and ordered the State to obtain from France Telecom the amount of aid relating to the special French business tax regime, representing an estimated indicative amount of between €800 million and €1.1 billion plus interest, pending a more precise calculation. The French government and the European Commission have so far been unable to agree on the amount constituting State aid. Although the Commission had indicated that its decision would be announced by November 2004, no such announcement had been made by February 9, 2005.

France Telecom believes that:

-	The participation of the French State—in its capacity as a majority shareholder—in the Company’s action plan is consistent with the conduct of an informed private investor and does not amount to State aid. The expert advice commissioned by France Telecom from independent advisors supports this position.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

-	The special business tax regime also does not constitute State aid. In fact, this tax regime—established in July 1990—led to France Telecom being massively overtaxed by more than €1.7 billion.

Even if the amounts in question were deemed to constitute State aid, the business tax regime in question would be protected by the 10-year statutory limitation period applicable within the European Union. Lastly, the Commission’s announcement is incompatible with the principle of legal security recently reaffirmed by the European Courts.

On November 5, 2004, France Telecom lodged an appeal with the European Court of First Instance in Luxembourg against the Commission’s decision relating to the financial measures announced by the French State. A further appeal was filed with the European Court on January 10, 2005 against the Commission’s decision on the special business tax regime. Pending the European Court’s final ruling, France Telecom will take any action necessary to challenge any attempts to collect the amounts payable as a result of the decision announced.

After the Commission’s decision was announced on July 20, 2004, the French government confirmed that it would challenge the accusation that the amounts in question constituted elements of State aid, and in October 2004, two appeals were filed with the European Court of First Instance in Luxembourg against both decisions announced by the Commission.

Based on the entirety of the information provided above, France Telecom considers that the European Commission’s requirement to repay State aid can be categorized as a contingent liability (“passif éventuel”) as defined under article 212-4 of the French Chart of Accounts.

Competition court procedures

■	On November 18, 1998, Numéricâble applied to the Conseil de la concurrence concerning the determination of the fee paid to France Telecom for the use of cable networks for broadcasting. Numéricâble obtained a provisional order for the fee to be fixed at December 1998 levels pending a decision on the substance of the case by the Conseil de la concurrence. The appeals made by France Telecom against this decision were rejected. The Conseil de la concurrence reopened its investigation into the substance of the case in June 2003.

■	On November 29, 1999, 9Telecom filed a complaint with the Conseil de la concurrence requesting injunctions against any geographic extension of France Telecom’s ADSL offers beyond the platforms already open (Paris and its suburbs), or an order to terminate those offers if they had already been extended, until France Telecom complies with the conditions set out by the French Telecommunications Regulatory Authority (“ART”) in the opinion it gave within the framework of the approval process. In a decision dated February 18, 2000, confirmed by the Paris Court of Appeal in March 2001, the Conseil de la concurrence rejected this request for injunctions, but ordered France Telecom to propose to third party-operators an ADSL access offer enabling them to compete effectively both in terms of the price and the nature of services offered. 9Telecom filed with the Conseil de la Concurrence an application for France Telecom to be sanctioned for failure to apply the February 18, 2000 decision and on May 13, 2004, France Telecom was ordered to pay a fine of €20 million. On January 11, 2005, the Paris Court of Appeal dismissed France Telecom’s appeal against this decision and increased the fine to €40 million. France Telecom is currently considering filing a further appeal with the French Supreme Court (“Cour de Cassation”). Competitors may file claims for damages against France Telecom in the next few months.

At the same time, in the context of its ongoing investigation into the substance of the case, the Conseil de la concurrence has indicated that it believes that France Telecom unfairly restricted access to its local network by competitors and therefore distorted competition on the retail and upstream high-speed ADSL Internet markets. France Telecom responded to these claims in November 2004 and a decision may be announced in 2005.

■	In 1999, T-Online, an Internet subsidiary of Deutsche Telekom, applied to the Conseil de la Concurrence in relation to alleged abuse by France Telecom of its dominant position on the high-speed Internet market. Following this application, in 2002 the Conseil de la concurrence suspended the marketing and sale of Wanadoo’s eXtense (Internet ADSL) packages in France Telecom’s sales outlets. Under this ruling, the suspension would be lifted if France Telecom provided, and two Internet access providers accepted, an extranet server that would allow for the mass marketing of their own high-speed packages. On July 19, 2002, the Conseil de la concurrence confirmed that France Telecom had duly fulfilled its obligations and lifted the suspension on marketing. In addition, the Conseil de la concurrence rejected similar requests for injunctions made by Liberty Surf. During the investigation into the substance of the case, on January 20, 2003 the reporting judge from the Conseil de la concurrence notified France Telecom of complaints relating to its marketing of all Wanadoo packages in sales outlets. In a decision handed down on December 21, 2004, the Conseil de la concurrence dismissed all such complaints. At the end of January 2005, T-Online filed an appeal against this decision with the Paris Court of Appeal.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

■	On June 25, 1999, the TENOR association of operators filed a complaint with the Conseil de la concurrence against France Telecom and Orange (considered as one company under competition law), as well as against Cegetel, SFR and Bouygues Telecom, for restrictive practices on the B2B fixed-line-to-mobile communications market. The defendants were accused of hindering the rerouting of international calls and providing businesses with a series of “mobile box” offers which transform fixed-line-to-mobile-calls into mobile-to-mobile calls with no mobile call termination charges, and therefore at a lower cost. Following an investigation into the case, a number of complaints relating to the abuse of dominant position were upheld against France Telecom by the Conseil de la concurrence. In a decision dated October 14, 2004, the Conseil de la concurrence ordered France Telecom and SFR to pay fines of €18 million and €2 million, respectively. On November 20, 2004, France Telecom lodged an appeal against this decision with the Paris Court of Appeal.

■	On September 12, 2003, France Telecom was ordered by the Conseil de la concurrence to pay a fine of €40 million. This order came further to a claim filed by Foneca and Scoot—directory and telephone information companies—that France Telecom had not respected an injunction issued by the Paris Court of Appeal in July 1999 (in the Filetech case), whereby all users of directory data should be invoiced in a non-discriminatory and cost-based manner. The Conseil considered that the prices which France Telecom amended in 1999 and 2002 were still not cost-driven and that this prevented competition. France Telecom paid the fine in November 2003, and on April 6, 2004, the Paris Court of Appeal rejected the application lodged by France Telecom against the Conseil’s decision. France Telecom has decided not to lodge any further appeals.

■	In December 2003, Free and Iliad, and subsequently LD Com and 9Telecom, applied to the Conseil de la concurrence claiming that France Telecom was abusing its dominant position and requesting the temporary suspension of the marketing of television offers over telephone lines launched by France Telecom and TPS. In a decision dated April 15, 2004, the Conseil de la concurrence ordered France Telecom to include information for consumers in all forms of advertisement related to the technical terms and conditions of the offer, and to take measures to facilitate (via unbundling) the launch of other offers by competitors. In addition, the Conseil ordered France Telecom to separately bill video content and ADSL-video services. However, the Conseil refused to order the temporary suspension of the marketing of these offers. Several appeals were lodged against this decision with the Paris Court of Appeal, and on June 29, 2004, the Appeal Court cancelled the provisional measures ordered by the Conseil de la concurrence. LD Com has filed a further appeal against this decision with the Cour de Cassation.

■	On February 2, 2004, Wanadoo was served notice of an application made by AOL to the Conseil de la concurrence relating to Wanadoo’s ADSL prices for 2004. AOL considers that Wanadoo’s price offers amount to an abuse of dominant position and applied for an injunction to suspend the marketing of Wanadoo’s 512K and 1024K offers, as well as the related price promotions and advertising campaigns. In a decision dated May 11, 2004, the Conseil de la concurrence rejected this application for an injunction. An investigation is to be carried out into the substance of the case according to a timeline that has not yet been defined. In its decision, the Conseil de la concurrence held that the sector had not suffered any immediate or serious damage as a result of Wanadoo’s practices and that Wanadoo’s new customized offers, as well as similar offers launched by competitors who had followed Wanadoo’s price-cutting lead, allow lower-usage consumers cheap access to high-speed Internet services and therefore help to develop Internet services in France. Although the outcome of this investigation into the substance of the case cannot be predicted with any certainty, France Telecom considers that the claims are unfounded.

■	In July 2004, Bouygues Caraibes filed a complaint with the Conseil de la concurrence along with a claim for around twenty injunctions against Orange Caraibes and France Telecom in relation to the Group’s practices in the Caribbean mobile telephony market. In a decision dated December 9, 2004, the Conseil de la concurrence issued four injunctions against Orange Caraibe, pending its decision on the substance of the case. Further to an appeal against this decision lodged by Orange Caraibe, on January 28, 2005 the Paris Court of Appeal confirmed the principles behind these injunctions. At the same time, it extended the timeframe for implementation as regards two of these injunctions.

■	Orange is currently subject to competition inquiries in certain markets conducted by various competition authorities:

In France, an inquiry was opened in February 2004 further to a complaint filed by UFC – Que Choisir against mobile operators for collective abuse of dominant position with regard to SMS services.

Inquiries were also conducted by the Directorate General for Competition (DGCCRF) in the second half of 2003 further to a complaint by UFC – Que Choisir on prices applied to voice calls and at the instigation of the Conseil de la concurrence, on roaming tariffs applicable in French overseas departments (“DOM”). In November 2004, the Conseil de la concurrence notified Orange France, SFR and Bouygues of claims against them alleging restrictive practices in the retail mobile telephony market. Orange France is in the process of drafting pleadings challenging the economic and legal grounds for such claims.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

In Switzerland, the Competition Commission is currently investigating mobile call termination charges. The investigation was launched at the end of 2002 and its findings are expected to be announced in 2005. The Swiss competition authorities also opened a preliminary inquiry into SMS/MMS termination fees in early 2004.

These proceedings are generally at an early stage and France Telecom does not consider that it can provide any assurance as to their outcome.

■	TP SA is currently undergoing a number of investigations conducted by the Polish competition authorities. In particular, a claim has been filed against TP SA by two Polish mobile telephony operators, alleging abuse of dominant position and anti-competitive practices. Under this claim, TP SA is accused of marketing services linked to those of its mobile telephony subsidiary, PTK Centertel. The outcome of this dispute cannot be determined.

Civil proceedings

■	On April 16, 1997, a German Court of Appeal held against Deutsche Telekom in a case brought by British Telecommunications over the launch date of Global One, of which France Telecom was a shareholder. The judgment was confirmed on appeal on June 16, 1998 and is currently under consideration by the German Supreme Court. British Telecommunications has not yet brought any claim for damages and therefore the amount thereof cannot be determined at this stage.

Group/address (previously called Filetech) has lodged several claims against France Telecom in France and in the United States concerning the use of France Telecom’s directory data. The total damages claimed by Group/address amounted to US$350 million. In a decision on September 10, 2002, the New York Federal Court of Appeal definitively rejected the US claims. Group/address also lodged a claim with the Conseil de la Concurrence for abuse of dominant position on the French market. France Telecom was ordered to pay a fine of €1.5 million and to grant access to the directory data upon request using a cost-based tariff. France Telecom’s appeal to cancel this decision and a further appeal to the French Supreme Court have been rejected.

As part of a parallel procedure, on June 13, 2001 the Paris Court of Appeal decided to reopen the debate on the question of legal protection and the cost of the directory databases, and to commission an expert enquiry. This enquiry is still in progress. Group/address is claiming damages of €151.9 million. France Telecom considers that the claims made by Group/address are unfounded.

■	In January 2002, France Telecom and Wanadoo France (formerly Wanadoo Interative) were summoned before the Nanterre Commercial Court by Mangoosta’s liquidator and a number of that company’s shareholders. The total claim amounted to approximately €170 million, which, according to the plaintiffs, represents compensation for losses allegedly suffered by Mangoosta and its shareholders as a result of France Telecom and Wanadoo abusing their dominant position in the French ADSL markets, as well as reimbursement for the shareholders’ capital investments. The parties have since resolved their dispute.

■	France Telecom was summoned before the Paris Commercial Court on September 5, 2002 by Cegetel who accused France Telecom of having implemented an aggressive sales policy of “de-preselection” in order to ensure that its customers entrust all of their telephone traffic to France Telecom. Cegetel claimed €54 million in damages. By way of a ruling on January 15, 2003, the Paris Commercial Court rejected almost all of Cegetel’s claims. Cegetel appealed against this ruling and increased the valuation of its total loss to €61.7 million. The parties have since resolved their dispute.

On January 7, 2003, France Telecom was summoned before the Paris Commercial Court by 9Telecom in relation to the same issue. 9Telecom claimed €36.7 million in damages. The court reached a decision on June 18, 2003 and ordered France Telecom to cease “all canvassing of 9Telecom customers without mentioning the possibility of obtaining access to services of the historical operator through its 8 prefix, subject to a fine of €100 per breach of this order.” France Telecom was also ordered to pay €7 million in damages to 9Telecom and lodged an appeal against the ruling. The parties have since resolved their dispute.

Finally, France Telecom was summoned before the court by Télé2 in relation to the same issue on August 11, 2003. Télé2 claimed €75 million in damages. In a ruling handed down on May 28, 2004, the Paris Commercial Court ordered France Telecom to pay €15 million in damages to Télé2. No provisional execution has yet been ordered. The parties have since resolved their dispute.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

■	On March 15, 2004, France Telecom was given notice that Millenium GmbH, a company controlled by Mrs. Schmid-Sindram, had lodged a claim for damages before the Kiel court in its capacity as former shareholder of MobilCom. The case is based on the German law relating to groups of undertakings and alleges that France Telecom “dominated” MobilCom without having formally signed a “domination agreement”, and obliged MobilCom to enter into commitments causing it to incur substantial losses that were never compensated. The plaintiff alleges that the losses suffered result primarily from MobilCom’s commitment in relation to UMTS, its resulting debt and its withdrawal from UMTS operations. Millenium GmbH claims that, for the same reasons, France Telecom is responsible for the seizure of MobilCom shares by Millenium GmbH’s creditors, prompted by the sharp fall in the stock price. Millenium GmbH is claiming overall losses of €40 million (€50 per share held before the asset seizure). According to MobilCom, the €50 per share represents the portion of damages that should be paid by France Telecom.

Two of MobilCom’s minority shareholders have filed a voluntary joinder application with respect to the Millenium claim. France Telecom and Millenium have both opposed these applications. The power to authorize or reject the application lies with the court.

On May 7, 2004, France Telecom received notice that Mrs. Schmid-Sindram and Mr. Marek had lodged a claim against France Telecom with the Flensburg court in their capacity as MobilCom shareholders. In the context of a special share valuation procedure permitted under German law, the plaintiffs claimed compensation for every MobilCom share held by the public, based on a value of between €200 and €335 per share.

On May 19, 2004, MobilCom’s shareholders’ meeting rejected two draft resolutions which concerned respectively carrying out an in-depth review of the MC Settlement Agreement entered into between France Telecom and MobilCom on November 20, 2002, and obliging MobilCom to file a claim against France Telecom, alleging that France Telecom in its capacity as dominant shareholder compelled MobilCom to sign the MC Settlement Agreement, thus causing MobilCom to suffer substantial losses. Several minority shareholders have applied to the court for an order canceling the decision to reject these resolutions. Under German law, provided that a minimum percentage of the company’s capital is represented, it is also possible for certain minority shareholders to file claims with the German courts to enforce the afore-mentioned draft resolutions which were rejected by the shareholders’ meeting of May 19, 2004.

France Telecom considers that these claims are unfounded. In particular, France Telecom believes that the Cooperation Framework Agreement signed with MobilCom on March 23, 2000 did not amount to a “domination agreement” and that France Telecom did not have a de facto dominant relationship with Mobilcom as there was no control mechanism between the two companies. However, if the German courts were to find in favor of all or part of these claims, this could have a significant adverse affect on the financial position and earnings of the Group.

On December 23, 2004, France Telecom was informed that the administrator of Mr. Schmid’s personal bankruptcy intended to apply to the Frankfurt courts for wrongful termination of the Cooperation Framework Agreement. The claim would be based on the fact that (i) the MC Settlement Agreement was signed allegedly in breach of the Cooperation Framework Agreement and that Mr. Schmid’s consent was obtained by force; and (ii) that Mr. Schmid’s agreement to waive his rights to take legal action against France Telecom was never countersigned and in any event was obtained by force with no consideration.

Based on the above, Mr. Schmid’s legal administrator intends to claim €4.26 billion in damages, plus a currently unquantified amount of late payment interest and incidental damages.

In addition to this claim, Mrs. Schmid-Sindram has filed a further application with the Flensbourg court claiming €50,000 from France Telecom and seeking an order to oblige MobilCom to bring proceedings against France Telecom for damages of €3.7 billion.

France Telecom is challenging each of these claims and believes that they are unfounded.

■	At the end of January 2004, Nerim issued proceedings against Wanadoo France and Transpac before the Paris Commercial Court. Nerim’s claim arose further to a claim issued by Transpac in relation to unpaid invoices. Nerim is asking the Commercial Court to rule that it does not owe any amounts to Transpac and is claiming that Transpac and Wanadoo engaged in anti-competitive behavior, discriminatory practices and abused their dominant position. Nerim is claiming alleged damages of approximately €57 million. Although the outcome of this dispute is still uncertain, France Telecom considers that the claims are unfounded.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

■	On July 21, 2004, a claim was filed against Wanadoo by T-Online for losses it considers it has suffered due to Wanadoo’s pricing strategies on the retail high-speed Internet access market between March 2001 and October 2002. T-Online is basing its claim on the European Commission’s decision of July 16, 2003, which held that Wanadoo had abused its dominant position, and is requesting €52 million in damages. The loss allegedly suffered by T-Online results from the loss of low rate subscribers who could have subscribed to one of T-Online’s offers instead of Wanadoo’s high-speed offer, and its failure to capture customers seeking high-speed Internet services. France Telecom considers that T-Online has not shown any grounds for the losses it is claiming to have suffered.

■	Following an institutional advertising campaign relating to the quality of its network, several claims were lodged against France Telecom between October and December 2004 by a number of different operators (Free, Cegetel, 9Telecom and Tiscali/Liberty Surf) before the Paris Commercial or Regional Court for unfair competition (mainly defamation and parasitism) and/or trademark infringement. In an initial ruling in summary proceedings further to the claim lodged by Free, the Paris Commercial Court ordered France Telecom not to repeat the advertising campaign in question. In two summary hearings relating to the trademark infringement, handed down on December 17, 2004 by the Paris Regional Court, Cegetel and 9Telecom’s claims for injunctions were rejected, as the court felt that based on its initial analysis, there seemed to be no serious grounds for a trademark infringement claim. The cumulative amount of damages claimed in these proceedings in respect of both trademark infringement and unfair competition amounted to almost €101 million at December 31, 2004. France Telecom considers that these claims are unfounded.

■	In December 2004, Suberdine and some of its shareholders issued proceedings against Orange France before the Paris Commercial Court. Suberdine, which had participated along with its subsidiaries in the marketing and sale of Orange France’s products and services between 1995 and 2003 went into receivership on December 18, 2003. Suberdine is claiming that Orange France unlawfully terminated their business relationship and is claiming damages for the loss allegedly suffered as a result of such termination and the company’s liquidation. The total amount being claimed by the plaintiffs is €411 million. Although the outcome of this dispute is uncertain, France Telecom considers that Suberdine was responsible for the unlawful termination of their business relationship and therefore that its claims are unfounded.

Administrative litigation

■	In November 2000, the SNCF lodged a claim against France Telecom with the Paris Administrative Court, for €135.2 million in damages relating to the use by France Telecom of its railway infrastructure between 1992 and 1997. France Telecom does not contest the fact that payment is due since July 29, 1996, but considers that the action is unsubstantiated for the period prior to that date. France Telecom has already set up a provision for an amount sufficient to cover the expenses for the period since July 29, 1996. In a decision handed down on March 11, 2004, the Paris Administrative Court held that the SNCF’s claims were inadmissible as only the government undertaking, Réseau Ferré de France, the owner of the rights relating to the French public railway infrastructure since January 1, 1997, was entitled to initiate an action, except for damages incurred before that date. The SNCF has lodged an appeal against the Paris Administrative Court’s decision.

■	Following an application by the SIPPEREC group, on March 21, 2003 the Conseil d’Etat issued a ruling abolishing the articles of the French Post and Telecommunications Code relating to authorized access to state-operated roads, and particularly the annual amount of fees paid by the operators for the use of state-operated motorways and other roads. Although France Telecom is not a party to these proceedings, this ruling has wider consequences and applies to all operators. The annual amount of fees paid or provided for by France Telecom based on the rates set by the abolished decree amounts to approximately €60 million for 2004. A new decree is being drafted by the government; however, at December 31, 2004, it was not possible to determine the financial impact of this new regulation.

■

In April 2002, Scoot and Fonecta France asked the French Telecommunications Regulatory Authority (“ART”) to modify the national telephone numbering system to eliminate the number “12” for information services and to introduce an identical 3BPQ-type format to all operators providing information services, including France Telecom. Following the authorities’ implicit rejections of their request, Fonecta and Scoot applied to the Conseil d’Etat in August 2002 and September 2002, respectively. On June 28, 2004, the Conseil d’Etat gave ART six months within which to define the terms and conditions for attributing same-format numbers to all operators offering telephone information services and to revise the telephone numbering system in order to eliminate the number “12” for telephone information services, subject to a transitional period where appropriate. After a consultation process involving other market players, on January 27, 2005 the ART adopted three

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

decisions defining the new framework for operating information service using a 118XYZ numbering format. Further to these decisions, the attribution of the new numbers to the applicant operators will be decided by the drawing of lots and all telephone information services will be launched at the same time on November 2, 2005. The new numbering formats will co-exist with the previous numbers, including the number “12”, until April 3, 2006.

International Arbitration

■	France Telecom holds 66.7% of FTML, a company formed in 1994, which operated a GSM mobile network in Lebanon in accordance with a Build, Operate and Transfer contract (BOT) granted by the Lebanese government in June 1994. A similar contract was also granted to a competitor company, Libancell.

On June 14, 2001, the Lebanese government terminated the BOT contracts with FTML and its competitor in advance of term. The termination took effect on August 31, 2002. From that date, pursuant to the law of June 1, 2002, the revenues of the sector belong to the Lebanese State. Before that date, the Lebanese government had considered that the operators had not complied with certain clauses in their BOT contracts and in April 2000, had issued a payment notice to both companies claiming US$300 million in provisional compensation. FTML rejected these allegations in arbitration proceedings at the International Chamber of Commerce (ICC). On June 20, 2002, FTML and its parent company FTMI, applied for arbitration against the Lebanese government for illegal dispossession, without prompt and adequate indemnity and without fair and equitable treatment. This claim was heard in front of an ad hoc arbitration tribunal, constituted under the bilateral Franco-Lebanese convention for the encouragement and reciprocal protection of investments and in accordance with the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

On December 14, 2002, FTML and the Lebanese government signed a contract relating to the transfer of ownership of the network and its assets from FTML to the Lebanese State. The transfer of ownership took place on February 10, 2003 with retroactive effect from August 31, 2002. The transfer contract provides that all claims by the parties - and not only those already lodged with the ICC - will be submitted to and judged by the ad hoc arbitration tribunal already dealing with the claims of FTML and FTMI. Consequently, the ICC arbitration procedure commenced by FTML in 2000 ended on February 10, 2003.

On August 14, 2002, FTML and the Lebanese government signed a “Network Custody and Operation” contract under which FTML would operate the network, on behalf of the State, from September 1, 2002 to January 31, 2003. The contract was extended several times and terminated on May 31, 2004. At the same time, in February 2004, the Lebanese government launched a new procedure – following cancellation of the previous procedure – to award two mobile telephony licenses or a management contract for the two existing networks, in which Orange participated. On April 8, 2004, the Lebanese government ratified the outcome of the tendering process following which the management of the networks operated by FTML and Libancell was transferred to, respectively, the Detecon/FAL Holding consortium and MTC as from June 1.

As part of the arbitration procedure initiated under the bilateral Franco-Lebanese convention for the encouragement and reciprocal protection of investments, and in accordance with the UNCITRAL arbitration rules, FTML and FTMI valued their claims against the Lebanese government at May 15, 2003 at around US$952 million plus interest, under the assumption of a BOT contract termination on December 31, 2012, on the understanding that the arbitrators would make the final determination of the length of the extension of the BOT contract based on frequency pollution. In September 2003, the Lebanese government notified the parties that it was claiming around US$1,445 million for breach of the BOT contract.

At the procedural hearings which took place between March 29 and April 8, 2004, the Lebanese government specified that this amount did not include the US$300 million claimed under the recovery mandate (“mandat de recouvrement”) issued in April 2000 as it considered that the arbitration tribunal did not have jurisdiction to determine the validity of that notice.

The arbitration decision is expected in the first quarter of 2005.

■	A settlement agreement was signed with the minority shareholders of Orange A/S in Denmark on April 27, 2004. This agreement resulted, on the one hand, in the full and final settlement of all outstanding claims brought before the Danish courts and the International Chamber of Commerce, and on the other, in the transfer of the 32.77% interest held by minority shareholders to Orange, as well as the termination of the shareholders’ agreement and of all other such agreements in existence. Orange paid an amount of €47.5 million in respect of this settlement (see also Note 28).

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

■	A settlement agreement was signed on March 23, 2004 by Orange and its partners in the capital of 3G Infrastructure Services (“3Gis”), ending all outstanding litigation, including two arbitration proceedings before the Arbitration Institute of the Stockholm Chamber of Commerce, initiated by Orange Sverige AB and 3Gis, respectively. Furthermore, in accordance with the settlement agreement, all current contracts relating to 3Gis entered into between the parties are deemed to have terminated and Orange paid 3Gis a total of SEK 562 million (€62 million). However, as the sale of Orange’s license to Svenska UMTS Licens II A.B has not been approved by the Swedish regulator and given the fact that this disposal gain was included in the calculation of the sum paid by Orange, an amount of SEK 50 million (i.e; €5.5 million) was paid back to Orange.

■	TP SA and Danish Great Northern Telegraph Company (DPTG) signed a contract in 1991 for the construction of a fiber optic network in Poland, with revenues to be split between the parties until January 2009. A disagreement exists between the parties as to the basis for calculating this split, and an arbitration procedure was commenced in June 2001 by DPTG against TP SA. At December 31, 2004, DPTG was claiming an amount of €218 million plus interest corresponding to the period up to June 30, 2002, and had asked the Arbitration Court to determine the revenues due for the period thereafter. An expert inquiry is currently in progress, and the outcome of this procedure cannot be determined at present.

■	At the same time as the decision was handed down by a Polish Commercial Court within the scope of bankruptcy proceedings relating to Wirtualna Polska (see Note 28), Wirtualna Polska’s minority shareholders initiated a number of civil proceedings against TP SA, TP Internet and a number of corporate officers from these companies and from Wirtualna Polska. Based on the documents presented to the court by the minority shareholders within the scope of these bankruptcy proceedings, the prosecutor’s office in Gdansk launched an inquiry relating to alleged acts committed by corporate officers of Wirtualna Polska. This inquiry is currently in progress. However, at this stage, no charges have been brought against any of those involved in the proceedings.

The minority shareholders of Wirtualna Polska have also lodged a claim with the Court of Arbitration of the Polish Chamber of Commerce to obtain the right to exercise ahead of term the put option granted by TP Internet on their shares in Wirtualna Polska. They are alleging that TP SA launched an Internet portal competing with the portal set up by Wirtualna Polska, and therefore breached a non-competition clause in the shareholders’ agreement. They are claiming a price of US$66.40 for each of their 873,485 Wirtualna Polska share. TP Internet however considers that the early exercise of the option is not justified.

NOTE 30 - DIRECTORS’ COMPENSATION

The aggregate gross amount (excluding employer social security payments) of all remuneration, benefits and attendance fees paid by France Telecom SA and the companies it controls to members of the Board of Directors or Executive Committee of France Telecom SA at December 31, 2004 or during the 2004 fiscal year, totaled €12,205,997 (€11,796,634 at December 31, 2003).

By virtue of a decision of the Shareholders’ Meeting of May 27, 2003 pursuant to which the amount of allocable attendance fees was set at €250,000 per year, the Board of Directors’ meeting of February 11, 2004, after a consultation process with the Compensation, Appointments and Organization Committee, decided to set at €193,000 the amount of attendance fees allocated to members of the Board of Directors elected by the shareholders in respect of 2003. These attendance fees were paid in February 2004. The Board of Directors’ meeting of January 26, 2005 set at €210,500 the amount of attendance fees allocated to members of the Board of Directors elected by the shareholders in respect of 2004. These attendance fees will be paid in February 2005.

Thierry Breton has waived his right to receive attendance fees.

The total amount of pension commitments (statutory retirement benefits and additional defined benefit obligations) accrued for in the financial statements at December 31, 2004 regarding members of France Telecom’s Executive Committee amounted to €16,431,266.

NOTE 31 - SUBSEQUENT EVENTS

In addition to the post-balance sheet events described in other sections of this report, the main subsequent events are as follows:

■	Sale of TDF

On January 27, 2005, pursuant to an agreement entered into on November 8, 2004, France Telecom sold its interest in Tower Participations SAS for an amount of €400 million (see Notes 28.2.2.2, “Commitments to acquire and sell securities” and 28.2.2.3, “Commitments relating to additional purchase consideration and sharing of capital gains”).

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

■	Sale of Intelsat

On January 28, 2005, Intelsat announced the finalization of its merger with Zeus Holding. The funds will be made available to the shareholders in exchange for their share certificates in February 2005. As part of this operation, France Telecom is selling its entire interest in Intelsat (5.4%) for an amount of US$164 million.

■	Kulczyk Holding/Tele Invest (see Note 28)

As part of the agreement signed on October 4, 2004 between France Telecom and Kulczyk Holding, Kulczyk Holding undertook that its subsidiary, Tele Invest II, exercise its put option on its 3.57% interest in TP SA between January 10 and January 15, 2005. In accordance with this commitment, Tele Invest II exercised this option on January 10, 2005 and the share transfer took place on January 17, 2005 at a price of €350.2 million.

■	Equant

On January 22, 2005, France Telecom made a proposal to the Supervisory and Management Boards of Equant NV, a company listed on the Paris and New York stock exchanges, to purchase all of the assets and liabilities of Equant NV for an amount of €1,231 million, including €564 million corresponding to the portion not held by France Telecom. This amount would be increased by the sums to be paid to holders of Equant NV stock options granted to the employees of the Equant group. Following the acquisition, the proceeds of the sale would be distributed in cash to Equant shareholders (subject to withholding taxes and any other applicable duties and taxes). Following the distribution of the sale proceeds, Equant NV would be delisted and dissolved. In the context of this transaction, France Telecom indicated that its objective was to acquire all of Equant’s businesses and not to proceed with a sale.

France Telecom’s proposal would allow it to speed up the implementation of its strategy to become an integrated operator on the B2B market, and France Telecom estimates that the implementation of the transaction would offer a long-term solution to the structural challenges faced by Equant as an independent entity.

This transaction is currently the subject of negotiations between France Telecom and Equant NV. The completion of the transaction is subject to the approval of Equant’s Management and Supervisory Boards, including the unanimous approval of its independent members, as well as the shareholders of Equant NV, voting in an Extraordinary Shareholders’ Meeting (scheduled for May 2005) subject to simple majority voting rules, France Telecom having the right to vote.

The Association for the Defense of Minority Shareholders (ADAM) has announced that it sent a letter to the French Stock Exchange Regulatory Authority (Autorité des marchés financiers – AMF) on January 31, 2005 asking them to specify the extent to which French rules apply in the context of public offers.

Despite a better-than-expected cash position at the end of 2004, the continuing decline in Equant’s results forecasted in 2005 and subsequent years has prompted the latter to request a US$250 million credit line from France Telecom to enable it to meet its financing requirements up to 2006. This credit line was put in place on February 9, 2005.

■	Orange Dominicana

On January 31, 2005, Orange’s co-shareholder in Orange Dominicana SA, CVI, notified that it intended to exercise the put option on its 14% interest (see Note 28). Pursuant to the agreements, the exercise price will be determined by an independent bank.

■	Orange France

Up to December 31, 2004, French mobile telephone operators did not rebill (products and services) termination fees on mobile-to-mobile calls. As from January 1, 2005, further to interconnection agreements signed by operators, these fees will be rebilled, leading to a corresponding increase in revenues from traffic and interconnection costs for Orange France.

■	Share offer to France Telecom employees

Following the September 7, 2004 sale by the French State of its 267.7 million France Telecom shares, representing 10.85% of the Company’s capital, the State launched a share offer pursuant to the law of August 6, 1986 on privatization, reserved for employees and former employees of the France Telecom Group. The share offer relates to 29.7 million shares, representing 10% of the total number of shares sold.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

The share offer was approved by the French Stock Exchange Regulatory Authority (Autorité des marchés financiers – AMF) on November 15, 2004 under visa no. 04-895. The shares were offered at a unit price of €15.24, corresponding to 80% of the sale price of France Telecom shares under the private placement with investors (i.e. €19.05 per share).

The subscription period ran from December 1 to December 13, 2004. At the end of this period, 28.7 million shares had been purchased. The shares were delivered and paid for on January 20, 2005.

■	Favorable opinion issued by ART in relation to France Telecom’s request for pricing changes

On February 3, 2005, the French Telecommunications Regulatory Authority (Autorité de Régulation des Télécommunications – ART) found in favor of France Telecom’s request of February 2, 2005 concerning certain pricing changes. The changes, effective as from March 3, 2005, concern an increase in the main subscription charge, connection fees, and fees for accessing information services, and a reduction of social subscription fees and local and national call charges (change in cost per minute, merging of regional (“Tarifs de voisinages”) and local charge bands and replacement of call credit by a connection fee). In its favorable opinion dated January 21, 2005, the ART set out certain conditions relating to the publication of a reference offer by France Telecom for the sale of its subscription offering on a wholesale basis, a reduction in access fees for unbundling services, a reduction in the recurring monthly total unbundling fee, and the quality of unbundling services. France Telecom has confirmed that it will comply with these conditions.

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

NOTE 32 - LIST OF CONSOLIDATED COMPANIES AND AFFILIATES AT DECEMBER 31, 2004

The main changes in consolidation scope in the year ended December 31, 2004 are set out in Notes 3 and 11.

Company			Country
France Telecom SA	Parent company		France

Orange Segment
Fully consolidated companies
Company	% interest	% control	Country

Orange Shared Group Function
Orange SA	100.00	100.00	France
Orange Int. Developments	100.00	100.00	Bahamas
Wirefree Services Belgium	100.00	100.00	Belgium
Orange World Services	100.00	100.00	Denmark
Wirefree Services Denmark	100.00	100.00	Denmark
Orange World	100.00	100.00	USA
Orange Ventures 1	100.00	100.00	USA
Orange Services US	100.00	100.00	USA
Orange International SAS	100.00	100.00	France
Orange International BV	100.00	100.00	Netherlands
Wirefree Services Nederland	100.00	100.00	Netherlands
Ananova	100.00	100.00	UK
Orange Brand Services	100.00	100.00	UK
Orange Direct	100.00	100.00	UK
Orange Holdings and subsidiaries	100.00	100.00	UK
Orange Ocean	100.00	100.00	UK
Orange Overseas Holdings n°2 and subsidiaries	100.00	100.00	UK
Orange Ventures Management	100.00	100.00	UK
Orangedot	100.00	100.00	UK
Orange plc	100.00	100.00	UK
Orange Slovakia Services Ltd	100.00	100.00	UK

Orange International
Mobistar Corporate Solutions	50.37	100.00	Belgium
Mobistar	50.37	50.37	Belgium
Mobistar Affiliates	50.37	100.00	Belgium
Orange Botswana	51.00	51.00	Botswana
Orange Cameroun	100.00	100.00	Cameroon
Orange Côte d’Ivoire	85.00	85.00	Ivory Coast
Orange A/S	100.00	100.00	Denmark
Orange Holding A/S	100.00	100.00	Denmark
Telsea Investments	60.80	75.50	Mauritius
Orange Madagascar	40.07	65.90	Madagascar
Castle Worldwide Finance	100.00	100.00	Netherlands
Orange Nederland	100.00	100.00	Netherlands
Orange Retail BV	100.00	100.00	Netherlands
Orange Dominicana	86.00	86.00	Dominican Republic
Orange Romania	73.27	73.27	Romania
Orange Global	100.00	100.00	UK
Orange Slovensko	63.88	63.88	Slovakia
Orange Sverige	100.00	100.00	Sweden
Orange Communications SA (“OCH”)	100.00	100.00	Switzerland

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

Orange segment
Fully consolidated companies

Company	% interest	% control	Country

Orange France
FCC Récolte	100.00	100.00	France
Mobile et Permission	100.00	100.00	France
Orange Caraïbes	100.00	100.00	France
Orange Distribution	100.00	100.00	France
Orange France	100.00	100.00	France
Orange Réunion	100.00	100.00	France
Orange Réunion Invest	100.00	100.00	France
Orange Promotions	100.00	100.00	France
Orange Supports & Consulting	100.00	100.00	France
Rapp 6	100.00	100.00	France

Orange UK
Orange Cellular Services	100.00	100.00	UK
Orange 3G	100.00	100.00	UK
Orange Holdings	100.00	100.00	UK
Orange Paging	100.00	100.00	UK
Orange Personal Communications Services	100.00	100.00	UK
Orange Retail Ltd	100.00	100.00	UK
Trust of receivables Orange	100.00	100.00	UK
The Point Telecommunications	100.00	100.00	UK
Proportionally consolidated companies

Company	% interest	% control	Country

Orange International
Irisnet	25.19	50.00	Belgium
Egyptian Company for Mobile Services (ECMS)	36.36	51.03	Egypt
MobiNil Services (MMEA)	36.33	71.25	Egypt
MobiNil for Telecommunications	71.25	71.25	Egypt
MobiNil Invest	36.36	71.25	Egypt
Rann BV	50.00	50.00	Netherlands

Orange France
Darty France Telecom	50.00	50.00	France

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

Wanadoo segment
Fully consolidated companies

Company	% interest	% control	Country
Wanadoo Internet Access, portals and e.commerce
Autocity Network	96.34	96.34	Spain
Click Viajes	100.00	100.00	Spain
Rincon del Vago	100.00	100.00	Spain
eresMas Inc.	100.00	100.00	USA
Nordnet	100.00	100.00	France
Marcopoly	100.00	100.00	France
Wanadoo E-Merchant	100.00	100.00	France
Freeserve Servicos de Internet	100.00	100.00	Maderia
Wanadoo Nederland	100.00	100.00	Netherlands
Freeserve holding	100.00	100.00	UK
Icircle (Babyworld.com)	100.00	100.00	UK
Freeserve.com	100.00	100.00	UK
Freeserve Auctions	100.00	100.00	UK
Intracus	100.00	100.00	UK
Freeserve Investment	100.00	100.00	UK
F3B Property Company	100.00	100.00	UK

Wanadoo Directories
QDQ Media (formerly Indice Multimedia)	62.00	100.00	Spain
Kompass France	62.00	100.00	France
PagesJaunes	62.00	62.00	France
Wanadoo Data	62.00	100.00	France
Mappy (formerly Wanadoo Maps)	62.00	100.00	France
Equity accounted companies

Company	% interest	% control	Country
Wanadoo Internet Access, portals and e.commerce
Europortal Jumpy	50.00	50.00	Spain

Wanadoo Directories
SG Eurodirectory	62.00	100.00	France

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

Fixed line, Distribution, Networks, Large customers and Operators segment
Fully consolidated companies

Company	% interest	% control	Country
Etrali Allemagne	100.00	100.00	Germany
FT Deutschland GmbH	100.00	100.00	Germany
FTMSC Gmbh	100.00	100.00	Germany
Sofrecom Consultora	100.00	100.00	Argentina
Atlas Services Belgium	100.00	100.00	Belgium
FT Network Services Canada	100.00	100.00	Canada
Atlas Services Denmark	100.00	100.00	Denmark
Etrali Spain	100.00	100.00	Spain
Etrali North America	100.00	100.00	USA
FT Corporate Solution	100.00	100.00	USA
FTLD USA	100.00	100.00	USA
FT Participations US	100.00	100.00	USA
FTP Holding	100.00	100.00	USA
Globecast NA	100.00	100.00	USA
Almerys	64.00	64.00	France
Atrium 3	100.00	100.00	France
Cogecom	100.00	100.00	France
CVF	89.00	89.00	France
Etrali SA	100.00	100.00	France
Etrali France	100.00	100.00	France
Expertel Consulting	100.00	100.00	France
Expertel FM	100.00	100.00	France
FCC Titricom 1.2	100.00	100.00	France
FCC Titricom 1.3	100.00	100.00	France
FT Câble	99.69	99.69	France
FT Câble Atlantique	99.69	100.00	France
FT Capital Development	100.00	100.00	France
France Telecom EGT	100.00	100.00	France
FT Encaissements	99.99	99.99	France
FT Immo	100.00	100.00	France
FT Immo Gestion	100.00	100.00	France
FT Immo GL	100.00	100.00	France
FT Immo Holding	100.00	100.00	France
FT Marine	100.00	100.00	France
FT Mobiles International	100.00	100.00	France
FTMSC	100.00	100.00	France
FT Terminaux	100.00	100.00	France
Globecast Holding	100.00	100.00	France
Francetel	100.00	100.00	France
GIE Innovacom	57.62	57.62	France
Globecast France	100.00	100.00	France
Globecast Reportages	100.00	100.00	France
Immobilière FT	100.00	100.00	France
Intelmatique	100.00	100.00	France
Rapp 26	100.00	100.00	France
Telefact	69.53	69.53	France
Rapp Fin 1	100.00	100.00	France
Régie T France	100.00	100.00	France
Setib	99.99	99.99	France

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

Fixed line, Distribution, Networks, Large customers and Operators segment
Fully consolidated companies

Company	% interest	% control	Country
Sofrecom	100.00	100.00	France
Solicia	100.00	100.00	France
TD Com	100.00	100.00	France
Transpac	100.00	100.00	France
Viaccess	100.00	100.00	France
W-HA	100.00	100.00	France
Etrali HK	100.00	100.00	Hong Kong
FT Network Services Hong Kong	100.00	100.00	Hong Kong
Chamarel Marine Services	100.00	100.00	Mauritius
Etrali SRL	100.00	100.00	Italy
Globecast Italie	100.00	100.00	Italy
Etrali KK	100.00	100.00	Japan
FTLD Japan	100.00	100.00	Japan
Global One Communication Network	100.00	100.00	Japan
Régie T Mexico	75.00	75.00	Mexico
FT Network Services Norway	100.00	100.00	Norway
Dutchtone Group	100.00	100.00	Netherlands
FT Services Nederland	100.00	100.00	Netherlands
TFN	100.00	100.00	Netherlands
FTMSC BV	100.00	100.00	Netherlands
Newsforce and subsidiaries	100.00	100.00	Netherlands
Tele Invest II	100.00	100.00	Poland
FTLD Czech	100.00	100.00	Czech Republic
FT Network Services UK	100.00	100.00	UK
FT Participations UK	100.00	100.00	UK
Etrali UK	100.00	100.00	UK
Globecast NE	100.00	100.00	UK
Etrali Singapore PTE	100.00	100.00	Singapore
FT Network Services Singapour	100.00	100.00	Singapore
Globecast Asie	100.00	100.00	Singapore
FT Network Services Sweden	100.00	100.00	Sweden
Etrali Suisse	100.00	100.00	Switzerland
FT Network Services Switzerland	100.00	100.00	Switzerland

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

Fixed line, Distribution, Networks, Large customers and Operators segment
Proportionally consolidated companies

Company	% interest	% control	Country
DT-FT Italian Holding GmbH	50.00	50.00	Germany
Globecast Australie	50.00	50.00	Australia
Globecast España SL	50.72	50.72	Spain

Equity accounted companies

Company	% interest	% control	Country
Tower Participations SAS and subsidiaries	35.98	35.98	France
BlueBird Participations France	20.00	20.00	France
Equant segment
Fully consolidated companies

Company	% interest	% control	Country
Equant NV and subsidiaries	54.13	54.13	Netherlands
Equant Holdings US and subsidiaries	54.13	100.00	USA
Equant Inc	54.13	100.00	USA
Equant SA and subsidiaries	54.13	100.00	France
Equant Telecommunications	54.13	100.00	France
Global One Communications SA	50.90	100.00	France
Equant Network Services International	54.13	100.00	Ireland
Equant Network Systems	54.13	100.00	Ireland
Equant Finance BV and subsidiaries	54.13	100.00	Netherlands
EGN BV and subsidiaries	54.13	100.00	Netherlands
Equant Holdings UK	54.13	100.00	UK
Equant Network Services	54.13	100.00	UK

TP Group segment
Fully consolidated companies

Company	% interest	% control	Country
TPSA	47.50	47.50	Poland
TPSA Eurofinance France SA	47.50	100.00	France
Incenti	24.22	51.00	Poland
ORE	47.50	100.00	Poland
OTO Lublin	47.50	100.00	Poland
Parkiet Media	47.24	99.45	Poland
PTK Centertel	65.35	100.00	Poland
TP Ditel	47.50	100.00	Poland
TP Edukacja i Wypoczynek	47.50	100.00	Poland
TP Emitel	47.50	100.00	Poland
TP Internet and subsidiaries	47.50	100.00	Poland
TP Invest and subsidiaries	47.50	100.00	Poland
TP Sircom	47.50	100.00	Poland
TP Teltech	47.50	100.00	Poland
TPSA Finance	47.50	100.00	Poland
TPSA Eurofinance	47.50	100.00	Poland
Contact Center SP z.o.o.	47.50	100.00	Poland

CONSOLIDATED FINANCIAL DOCUMENTS OF FRANCE TELECOM

Other International segment
Fully consolidated companies

Company	% interest	% control	Country
CI-Telcom	45.90	51.00	Ivory Coast
Catalana	75.00	75.00	Spain
Uni2	100.00	100.00	Spain
France Câbles et Radio	100.00	100.00	France
FT/FCR Sénégal	100.00	100.00	France
FCR Côte d’Ivoire	90.00	90.00	France
FT Développement International	100.00	100.00	France
FT Services	100.00	100.00	France
Rincom	100.00	100.00	Mauritius
JIT CO	88.00	88.00	Jordan
FTM Liban	67.00	67.00	Lebanon
Ikatel	29.63	70.00	Mali
Voxtel	53.86	54.90	Moldova
Sonatel	42.33	42.33	Senegal
Sonatel Mobiles	42.33	100.00	Senegal
FCR Vietnam PTE	74.00	74.00	Vietnam
Proportionally consolidated companies

Company	% interest	% control	Country
Telecom Mauritius	40.00	40.00	Mauritius
Cell Plus	40.00	40.00	Mauritius
Telecom Plus	58.00	70.00	Mauritius
JTC	35.20	40.00	Jordan
Mobilecom	35.20	40.00	Jordan
Equity accounted companies

Company	% interest	% control	Country
Tahiti Nui Telecom	34.00	34.00	France
Clix	43.33	43.33	Portugal
Novis	43.33	43.33	Portugal

3. Amounts paid by France Telecom for auditors’ fees and services

	Statutory audit, certification and audit of individual and consolidated financial statements		Other additional activities and other audit- related activities		Sub-total (Audit fees)		Information Technology		Internal Audit		Legal, tax- related and social fees		Other services		Total
(in € millions)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Deloitte	17.2	10.9	2.4	1.8	19.6	12.7	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.2	19.7	13.0
Ernst & Young	19.3	13.7	3.7	2.6	23.0	16.3	0.0	0.0	0.0	0.0	1.6	2.1	0.0	0.1	24.6	18.5
Total	36.5	24.6	6.1	4.4	42.6	29.0	0.0	0.0	0.0	0.0	1.7	2.2	0.0	0.3	44.3	31.5

Deloitte Touche Tohmatsu (“Deloitte”) and Ernst & Young Audit (“Ernst & Young”) were appointed as the statutory auditors of France Telecom by order of the Minister of the Economy, Finance and Industry on May 27, 2003, upon recommendation of France Telecom’s board of directors. Their term will expire at the end of the shareholders’ meeting convened to approve the accounts for the fiscal year ending on December 31, 2008.

Deloitte and Ernst & Young are the statutory auditors of Orange S.A. and Wanadoo S.A. Deloitte is the auditor of Equant N.V. and Ernst & Young is the auditor of TP S.A.

4. Additional accounting information relating to France Telecom S.A.’s listing on the New York Stock Exchange

Due to the listing of France Telecom S.A.’s shares on the New York Stock Exchange, France Telecom must comply with specific obligations relating to the provision of information. Certain complementary information is required, notably the presentation of critical accounting policies and a reconciliation of net income and shareholders’ equity prepared in accordance with French generally accepted accounting principles to US generally accepted accounting principles.

The Group’s financial statements prepared in accordance with US accounting standards were not available at the time that the consolidated financial statements for financial year 2004 were published, nor at the time the document de référence for financial year 2004 was filed with the Autorité des marchés financiers.

Documents filed with the SEC will be available on the SEC’s website (www.sec.gov) and on France Telecom’s website (www.francetelecom.com). The Form 20-F for the financial year ending on December 31, 2004 is currently being prepared, and its publication date will be announced at a later time.

5. Statutory documents of

France Telecom S.A.

5.1. REPORT OF THE STATUTORY AUDITORS ON THE FINANCIAL STATEMENTS OF

FRANCE TELECOM S.A. (YEAR ENDED DECEMBER 31, 2003)

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified of not, and this is presented below the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors’ assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. The report also includes information relating to the specific verification of information in the group management report.

This report, together with the statutory auditors’ report addressing financial and accounting information in the Presidents’ report on internal control, should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

In our capacity as statutory auditors, appointed by ministerial order, we hereby report to you for the year ended December 31, 2004 on:

-	the audit of the accompanying financial statements of France Telecom,

-	the explanation of our assessments

-	the specific procedures and disclosures required by law.

These financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements, based on our audit.

I. Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position of the company as of December 31, 2004 and the results of its operations for the year then ended in accordance with French accounting principles.

Without qualifying the above opinion, we draw your attention to the following points presented in the notes to the financial statements with respect to:

-	the change in accounting method described in Note 2.1 regarding the accounting for and measurement of pension obligations and similar benefits, required by the provisions of CNC Recommendation 2003-R01 of April 1, 2003,

-	the European Commission decision with respect to business license tax as described in Note 6.3.1, which specifies that the request formulated by the European Commission qualifies as a contingent liability as defined by Article 212-4 of French Chart of Accounts.

II. Explanation of our assessments

In accordance with the requirements of the Article L.225-235 1st paragraph of the French Commercial Code (Code de Commerce) relating to the explanation of our assessments, we draw the following information to your attention:

As stipulated in Note 2.4 to the financial statements, the management of France Telecom makes assumptions and uses accounting estimates that may affect the amounts recorded in the financial statements as well as the accompanying notes. This note also specifies that the actual results may differ from these estimates, due to different assumptions and situations. In the context of our audit of the December 31, 2004 financial statements, we considered that among the accounts which are subject to significant accounting estimates for which our assessments may be explained are those relating to investments, intangible and tangible assets, and provisions for risks.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

According to the French auditing standard applicable to accounting estimates, we have notably:

-	with respect to the assets referred to above, assessed the data and the assumptions on which the estimates are based, particularly cash flow projections prepared by the company’s operational management, reviewed the calculations made by the company and the sensitivity of the main values in use, compared accounting estimates made for prior periods with actual results, and considered management approval procedures for these estimates.

-	with respect to the provisions for risks, assessed the basis upon which such provisions have been set up, reviewed the disclosures relating to these risks in the notes to the financial statements, and considered management approval procedures for these estimates.

These assessments were made in the context of our audit of the financial statements as at December 31, 2004, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

III. Specific procedures and disclosures

We have also performed the other procedures required by law, in accordance with professional standards applicable in France.

We have no comment to make as to the fair presentation and consistency with the financial statements of the information given in the report of the Board of Directors and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Pursuant to the law, we have ensured that the report of the Board of Directors contains the various disclosures as to the acquisition of participating and controlling interests and to the identity of shareholders.

Neuilly-sur-Seine and Paris-La Défense, February 10, 2005

The Statutory Auditors

DELOITTE & ASSOCIES		ERNST & YOUNG Audit

French original signed by		French original signed by

Etienne Jacquemin	Jean-Paul Picard	Christian Chiarasini

STATUTORY DOCUMENTS OF FRANCE TELECOM S.A.

5.2. STATUTORY ACCOUNTS OF FRANCE TELECOM S.A.

5.2.1 PROFIT & LOSS (BY NATURE)

In million euros	31-12-04	31-12-03	31-12-02
OPERATING REVENUES
Sales of services and products	20,479	20,056	20,523
Capitalized production	669	731	1,105
Other revenues	411	560	512
Reversal operating provisions	1,433	1,039	806

TOTAL	22,992	22,386	22,946

OPERATING CHARGES
Consumption of goods & merchandises	(1,497)	(1,318)	(1,191)
Other external expenses	(6,351)	(6,325)	(7,581)
Tax other than income tax	(903)	(905)	(981)
Labor costs	(6,282)	(6,193)	(6,191)
Other operational expenses	(389)	(392)	(341)
Amortization and provision expenses	(3,078)	(3,657)	(3,564)

TOTAL	(18,500)	(18,790)	(19,849)

OPERATING INCOME	4,492	3,596	3,097

FINANCIAL INCOME
Interest revenues	1,144	2,451	2,359
Reversal financial provisions	5,421	10,149	702

TOTAL	6,565	12,600	3,061

FINANCIAL EXPENSES
Interest charges	(3,846)	(5,388)	(5,087)
Additional financial provisions	(385)	(4,112)	(21,225)

TOTAL	(4,231)	(9,500)	(26,312)

FINANCIAL INCOME (LOSS)	2,334	3,100	(23,251)

INCOME BEFORE TAX & EXCEPTIONAL ITEMS	6,826	6,696	(20,154)

EXCEPTIONAL REVENUES	5,781	10,834	5,066
EXCEPTIONAL CHARGES	(6,944)	(20,634)	(9,492)

EXCEPTIONAL INCOME	(1,163)	(9,800)	(4,426)

EMPLOYEE PROFIT SHARING	(154)	(13)	(58)
INCOME TAX	1,110	1	263

NET INCOME (LOSS)	6,619	(3,116)	(24,375)

STATUTORY DOCUMENTS OF FRANCE TELECOM S.A.

5.2.2 BALANCE SHEET

Assets (in million euros)	31-12-2004	31-12-2003	31-12-2002
	Net	Net	Net
FIXED ASSETS
Intangible assets	7,464	1,084	1,111
Tangible assets	10,241	11,494	13,454
Long term investments	82,305	61,743	65,423

TOTAL 1	100,010	74,321	79,988

CURRENT ASSETS
Inventories	129	103	115
Advance payments to suppliers	20	27	8
Trade accounts receivable	1,676	1,720	2,302
Other accounts receivable	2,146	14,862	15,210
Shares subscribed, called and unpaid	2
Marketable Securities	1,219	2,387	675
Cash & cash equivalents	537	973	473

DEFERRED CHARGES & PREPAID EXPENSES	2,337	2,454	1,942

TOTAL 2	8,066	22,526	20,725

PREMIUM ON BOND REFUNDING (TOTAL 3)

UNREALISED FOREIGN EXCHANGE LOSS (TOTAL 4)	58	81	223

GRAND TOTAL (1+2+3+4)	108,134	96,928	100,936

Liabilities (in million euros)	31-12-2004	31-12-2003	31-12-2002
SHAREHOLDER'S EQUITY
Share capital	9,869	9,609	4,761
Additional paid in capital	12,675	15,333	24,750
Statutory reservs	462	462	462
Other reservs	0	0	1,599
Retained earnings	(505)	0	0
Net income for the year	6,619	(3,116)	(24,375)
Capital expenditure grants	573	539	494
Tax provisions recorded as equity	557	957	882

TOTAL 1	30,250	23,784	8,573

OTHER EQUITY INSTRUMENTS (TOTAL 2)	5,149	5,279	0

PROVISION FOR RISK AND CHARGES (TOTAL 3)	4,832	5,066	11,779

LIABILITIES
Debts	41,995	45,456	65,814
Advance payments received from customers	20	11	5
Trade accounts payable	3,727	3,448	3,986
Other liabilities	16,171	8,052	5,820

DEFERRED INCOME	2,623	2,843	2,938

TOTAL 4	64,536	59,810	78,563

UNREALISED FOREIGN EXCHANGE GAIN (TOTAL 5)	3,367	2,989	2,021

GRAND TOTAL (1+2+3+4+5)	108,134	96,928	100,936

STATUTORY DOCUMENTS OF FRANCE TELECOM S.A.

5.2.3 CASH FLOW STATEMENT

(Amounts in million euros)	Year ended December 31
	2004	2003	2002
OPERATING ACTIVITIES
Net income	6,619	(3,116)	(24,375)
Non cash items:
Depreciation and amortization of fixed assets	2,699	2,839	3,220
Net loss / (gain) on sales assets	523	7,481	(460)
Change in other provisions	(6,532)	(4,822)	24,417
Interest expense on TDIRA	295	253	0
Other items	7	0	0

OPERATING FREE CASH FLOW	3,611	2,635	2,802

Decrease / (increase) in inventories	(16)	12	58
Decrease / (increase) in trade accounts receivable	318	262	1,044
Net impact of sales of commercial receivables	(86)	(259)	203
Net impact of sales of future receivables	0	0	(82)
Decrease / (increase) in other accounts receivable	(794)	2,775	(797)
Net impact of sales of carry-back receivables	0	0	1,111
Decrease / (increase) in trade accounts payable	250	(435)	(327)
Decrease / (increase) in other accounts payable	(420)	(118)	(188)

CHANGE IN WORKING CAPITAL	(748)	2,237	1,022

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,863	4,872	3,824

INVESTING ACTIVITIES
Purchase of fixed assets	(1,312)	(1,337)	(2,292)
Proceeds from sales of fixed assets	99	522	451
Purchase of own shares	0	0	(5,022)
Purchase of Orange SA shares: exercice of E-on put option	0	0	(950)
Purchase of Wanadoo shares (cash portion of exchange offer and tender offer	(2,358)	0	0
followed by compulsory purchase procedure)
Purchase of Orange shares (pursuant to tender offer followed by compulsory	(532)	0	0
purchase procedure)
Investments in affiliates	(8,435)	(2,213)	(67)
Sales of Eutelsat and investment in BlueBirds	0	373	0
Proceeds on the sale of Sprint PCS shares	0	286	0
Proceeds on the sale of TDF shares	0	0	940
Proceeds on the sale of PagesJaunes shares	1,443	0	0
Proceeds on the sale of FT1CI shares	472	0	0
Proceeds on the sales of shares and affiliates	86	2,386	310
Decrease / (increase) in marketable securities and other long-term assets	429	412	595

NET CASH USED IN INVESTING ACTIVITIES	(10,108)	429	(6,035)

FINANCING ACTIVITIES
Issuance of long-term debts	7,323	6,445	3,741
Repayment of long-term debts	(10,946)	(14,755)	(2,179)
Increase / (decrease) in bank overdrafts and short-term borrowing	1,459	(10,241)	(116)
Net change in cash collateral	(219)	(551)	0
Non refundable funds and equivalents	(130)	(794)	0
Capital increase	1	14,894	0
Shareholder's contributions	0	0	54
Dividends paid	(617)	0	(395)
Change in intercompany accounts	8,771	1,913	803

NET CASH PROVIDED / (USED) IN FINANCING ACTIVITIES	5,642	(3,089)	1,908

NET CHANGE OF CASH	(1,603)	2,212	(303)

Cash at beginning of period	3,360	1,148	1,451
Cash at end of period	1,757	3,360	1,148

STATUTORY DOCUMENTS OF FRANCE TELECOM S.A.

5.2.4 LIST OF SUBSIDIARIES AND PARTICIPATING INTERESTS

Statutory datas In million euros	Share capital	Other reserves	% of Owner ship as of 12/31/04	Book value		Net sales at 2004 year end		Net income at 2004 year end	Dividends received
				Gross	Net
Subsidiaries under majority control
COGECOM S.A.	400	15,948	100.0%	30,260	18,741	(a	)	7,121
FT Immo H(b)	2,400	71	100.0%	2,400	2,400	63		48	53
Expertel(b)	40	1	100.0%	51	41	67		0
Francetel(b)	5	3	100.0%	5	5	5		0
Nordnet(b)		7	100.0%	3	3	28		7	5
Orange S.A.	4,832	37,351	93.5%	56,141	54,247	281		2,851
Viaccess(b)	2	8	88.1%	9	9	34		(2)
Uni2(b)	27	267	73.9%	1,582	1,006	590		(119)
PagesJaunes(b)	56	4,045	62.0%	290	290	5		3,948	236
Atlas Services Belgium(b)	10,771	(7,448)	60.5%	1,938	1,938			(213)

Total subsidiaries				92,679	78,680				294

Participating interests
Chaman(b)	4		34.8%	1		–
Tahiti Nui Telecom(b)	25	2	28.9%	7	7	0		1
Blue Birds Participation SARL(d)	366	(16)	20.1%	74	74	–		(16)
FT1CI(b)	68	1,336	21.0%	15	15	0		491	7
Bull(d)	340	(1,093)	10.1%	445	47	0		4
MC2 Entertainment SAS(c)	3	1	11.8%	9		3		(12)

Total participating interests				551	143				7

Other participating interests
Other				57	57				1

Total other participating interests				57	57				1

Total subsidiaries and participating interests				93,287	78,880				302
*	including net income for the period

(a)	Financial holding

(b)	Figures at 12/31/04 (these figures are given only for information due to its provisory status for some companies)

(c)	Figures at 03/31/04

(d)	Figures at 12/31/03

Securities are recorded at their historic cost of acquisition.

The necessity for an impairment loss is assessed by comparing the consolidated carrying value of the activity with its recoverable value. The recoverable value is the higher of the realizable value or the value in use.

The realizable value is determined as the best estimate of the selling price of an asset in an arm’s length transaction, adjusted for costs directly attributable to the disposal of the asset. This estimate is valued on the basis of available market information taking into account specific circumstances.

Given the short-term volatility of stock market valuations and the strategic nature of its investments, France Telecom gives preference to the discounted cash flow method when assessing value in use. These are determined using assumptions

STATUTORY DOCUMENTS OF FRANCE TELECOM S.A.

regarding economic conditions, regulations, license renewals and operating conditions forecasts used by the management of France Telecom, as follows:

-	the cash flows used come from business plans resulting from the planning process, over an appropriate time frame of 5 to 10 years,

-	beyond this timeframe, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity,

-	the cash flows are discounted using rates appropriate to the nature of the activities concerned.

Where a disposal has been decided, the recoverable value is determined based on the realizable value.

Other criteria such as market value, future prospects with regards to development and profitability as well as shareholders’ equity profitability could be taken into account, depending on the specific nature of each investment.

STATUTORY DOCUMENTS OF FRANCE TELECOM S.A.

5.3 AUDITOR’S SPECIAL REPORT ON CERTAIN CONTRACTUAL AGREEMENTS WITH CERTAIN RELATED PARTIES

(YEAR ENDED DECEMBER 31, 2004)

The following report is a free translation of the original text in French for information purposes only. It should be understood that the agreements reported on are only those provided by the French Commercial Code and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards.

To the Shareholders,

In our capacity as statutory auditors of your Company, we are required to report on certain contractual agreements with certain related parties.

Pursuant to Article L. 225-40 of the French Commercial Code (Code de Commerce), we hereby inform you that we have been advised of agreements concluded during the year ended December 31, 2004, and approved beforehand by the Board of Directors.

We are not required to ascertain whether any contractual agreements exist but to inform you, on the basis of the information provided to us, of the terms and conditions of agreements indicated to us. It is not our role to comment as to whether they are beneficial or appropriate. It is your responsibility, under the terms of Article 92 of the March 23, 1967 Decree, to evaluate the benefits resulting from these agreements in view of their approval.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

1. With Orange S.A.

Director concerned: Mr. Thierry Breton

Nature and purpose

This agreement concluded between France Telecom S.A. and Orange S.A. provides for the tax consolidation of Orange S.A. within the France Telecom S.A. Group structure. The tax effect resulting from this agreement totals €1,011 million as of December 31, 2004, in favour of Orange S.A.

Details

This agreement was authorized by the Board of Directors on April 28, 2004.

2. With Thomson S.A.

Director concerned: Mr. Thierry Breton

Nature and purpose

As part of strategic partnerships concluded with certain component manufacturers, France Telecom negotiated a memorandum of intent with Thomson S.A. defining the principles of a future partnership involving the pooling of research and development teams, the sharing of R&D budgets and the sharing of the intellectual property resulting from the partnership. The memorandum provides for the signature of a partnership agreement in the 6 month period following the memorandum’s signature.

Details

This agreement was authorized by the Board of Directors on June 28, 2004.

3. With Thomson S.A.

Directors concerned: Mr. Thierry Breton and Mr. Marcel Roulet

Nature and purpose

The agreement grants a license, as part of a group of patents, to Thomson MP3 products until December 31, 2004 in consideration for a lump sum payment of US$2.2 million by Thomson. The agreement calls for the parties to negotiate in good faith a future licensing agreement that is to be signed before March 31, 2005.

Details

This agreement was authorized by the Board of Directors on October 27, 2004.

STATUTORY DOCUMENTS OF FRANCE TELECOM S.A.

4. With Axa Technology SAS

Director concerned: Mr. Thierry Breton

Nature and purpose

This decision was taken as part of the application of a framework agreement between France Telecom S.A. and Axa Technology SAS, presented to the Board of Directors on December 3, 2003 for information purposes. The agreement calls for the operator to supply international telecommunications services. The framework agreement’s structure stipulates that local contracts reiterate the framework agreement’s terms and conditions while specifying the technical, pricing and service commitment characteristics applicable locally. Article 5.1.2 of the framework agreement stipulates that France Telecom S.A. shall provide a guarantee to Axa covering the commitments of its subsidiaries. In application of this provision, the issue of a guarantee was submitted to the Board of Directors, for a maximum amount of €50,000,000 over the term of the framework agreement, i.e. six years.

Details

The issue of the guarantee was authorized by the Board of Directors on June 28, 2004.

In addition, France Telecom S.A. acquired, following the absorption of its subsidiary Wanadoo S.A, the agreements concluded by the latter during fiscal year 2004 and prior years.

5. Between Wanadoo S.A, Pages Jaunes and a group of financial institutions

Directors concerned: Mr. Michel Combes, Mr. Frank Dangeard and Mr. Rémi Sautter

Nature and purpose

This involves a guarantee contract concluded between Wanadoo, Pages Jaunes and a group of financial institutions, with respect to the placement of shares following the Pages Jaunes IPO.

Details

The contract was authorized by the Board of Directors of Wanadoo S.A. on June 21, 2004.

In addition, pursuant to the March 23, 1967 Decree, we have been advised that the following agreements, approved in prior years, remained effective in the year ended December 31, 2004.

1. Between Wanadoo S.A. and Freeserve.com

Nature and purpose

Under the terms of this agreement, Wanadoo provides a surety to the Royal Bank of Scotland, on behalf of Freeserve.com, in respect of a lease agreement for premises located in Leeds.

Details

The commitment agreed to concerns the term of the lease, i.e. ; fifteen years until 2017. The annual rent guaranteed amounts to £319,876, for a maximum commitment estimated at £3,998,450 at the end of December 2004.

2. Between Wanadoo S.A. and Grenelle Communication et Commerce

Nature and purpose

Non-interest bearing shareholder’s advance

Details

This agreement became irrelevant during the period following the winding-up of Grenelle Communication et Commerce.

Neuilly-Sur-Seine and Paris-La Défense, February 10, 2005

The Statutory Auditors

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
French original signed by	French original signed by

Etienne Jacquemin Jean-Paul Picard	Christian Chiarasini

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 17, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information